

3

13000745

SEC
Mail Processing
Section

MAR 07 2013

Washington DC
401

Majesco Entertainment Company

2012 Annual Report

The comparisons in the graph below are based on historical data and are not intended to forecast the possible future performance of Majesco Entertainment Company's common stock.



* Based on $100 invested on October 31, 2007 in stock or index, including reinvestment of dividends.

Company Name / Index	Base Period 10/31/07	10/31/08	10/31/09	10/31/10	10/31/11	10/31/12
		Years Ending				
Majesco Entertainment Company	**$100**	35.26	65.38	39.74	216.03	64.10
S&P 500 Index	**100**	63.90	70.17	81.76	88.37	101.81
Peer Group	**100**	41.42	35.13	35.33	44.67	32.20

Peer Group Companies

Activision Blizzard Inc (included from 7/10/08 when it began trading)
Electronic Arts Inc.
Take-Two Interactive Software Inc
THQ Inc

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

SEC
Mail Processing
Section
MAR 5 - 2013
Washington DC
400

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012

Commission File No. 0-1093

KAMAN CORPORATION
(Exact name of registrant as specified in its charter)

Connecticut	06-0613548
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1332 Blue Hills Avenue
Bloomfield, Connecticut 06002
(Address of principal executive offices)

Registrant's telephone number, including area code: (860) 243-7100

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock ($1 par value)	New York Stock Exchange LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by checkmark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (Section 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (Section 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated herein by reference in Part III of this Form 10-K or any amendment to this Form 10-K ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value on June 29, 2012 (the last business day of the Company's most recently completed second quarter) of the voting common stock held by non-affiliates of the registrant, computed by reference to the closing price of the stock, was approximately $794,131,195.

At January 25, 2013, there were 26,621,392 shares of Common Stock outstanding.

Documents Incorporated Herein By Reference

Portions of our definitive proxy statement for our 2013 Annual Meeting of Shareholders are incorporated by reference into Part III of this Report.

Kaman Corporation
Index to Form 10-K

Part I

Item 1	Business	3
Item 1A	Risk Factors	9
Item 1B	Unresolved Staff Comments	17
Item 2	Properties	18
Item 3	Legal Proceedings	19
Item 4	Mine Safety Disclosures	19

Part II

Item 5	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	20
Item 6	Selected Financial Data	22
Item 7	Management's Discussion and Analysis of Financial Condition and Results of Operations	24
Item 7A	Quantitative and Qualitative Disclosures About Market Risk	53
Item 8	Financial Statements and Supplementary Data	54
Item 9	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	100
Item 9A	Controls and Procedures	100
Item 9B	Other Information	100

Part III

Item 10	Directors, Executive Officers and Corporate Governance	101
Item 11	Executive Compensation	101
Item 12	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	101
Item 13	Certain Relationships and Related Transactions, and Director Independence	101
Item 14	Principal Accounting Fees and Services	101

Part IV

Item 15	Exhibits, Financial Statement Schedules	102

PART I

ITEM 1. BUSINESS

GENERAL

Kaman Corporation, headquartered in Bloomfield, Connecticut, was incorporated in 1945. We are a diversified company that conducts business in the aerospace and distribution markets. We report information for ourselves and our subsidiaries (collectively, "we," "us," "our," and "the company") in two business segments, Distribution and Aerospace. A discussion of 2012 developments is included in Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, in this Form 10-K.

Distribution Segment

The Distribution segment (formerly referred to as the Industrial Distribution segment) brings our commitment to technological leadership and value-added services to the distribution business. The Distribution segment is the third largest power transmission/motion control industrial distributor in North America. We provide products including bearings, mechanical and electrical power transmission, fluid power, motion control, automation, material handling components, electrical control and power distribution, and MRO supplies to a broad spectrum of industrial markets throughout North America. Locations consist of over 200 branches, distribution centers and call centers across the United States (including Puerto Rico) and in Mexico. We offer approximately four million items, as well as value-added services, to a base of over 60,000 active customers representing a highly diversified cross section of North American industry.

Aerospace Segment

The Aerospace segment produces and/or markets proprietary aircraft bearings and components; complex metallic and composite aerostructures for commercial, military and general aviation fixed and rotary wing aircraft; safe and arming solutions for missile and bomb systems for the U.S. and allied militaries; subcontract helicopter work; support for our SH-2G Super Seasprite maritime helicopters and K-MAX ® manned and unmanned medium-to-heavy lift helicopters; and engineering design, analysis and certification services.

Principal customers include the U.S. military, Sikorsky Aircraft Corporation, The Boeing Company, Bell Helicopter, Airbus, Lockheed Martin and Raytheon. The SH-2G aircraft is currently in service with the Egyptian Air Force and the New Zealand and Polish navies. Operations are conducted throughout the United States, as well as in facilities located in the United Kingdom, Germany and Mexico.

FINANCIAL INFORMATION ABOUT OUR SEGMENTS

Financial information about our segments is included in Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, and Note 19, *Segment and Geographic Information*, of the Notes to Consolidated Financial Statements, included in Item 8, Financial Statements and Supplementary Data, of this Annual Report on Form 10-K.

WORKING CAPITAL

A discussion of our working capital is included in Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources, in this Form 10-K.

Our Distribution segment requires substantial working capital related to accounts receivable and inventories. Significant amounts of inventory are carried to meet our customers' delivery requirements. Sales returns do not have a material effect on our working capital requirements.

Our Aerospace segment's working capital requirements are dependent on the nature and life cycle of the programs for which work is performed. A new program may initially require higher working capital requirements related to the purchase of inventory and equipment necessary to perform the work and nonrecurring start-up expenses. However, as these programs mature and efficiencies are gained in the production process, working capital requirements generally decrease for these programs.

In November 2012, we entered into a new credit agreement which replaced our former revolving credit facility. This new credit agreement includes a revolving credit facility which is available for additional working capital requirements and investment

opportunities. See Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, and Note 11, *Debt,* of the Notes to Consolidated Financial Statements, included in Item 8, Financial Statements and Supplementary Data, of this Annual Report on Form 10-K.

PRINCIPAL PRODUCTS AND SERVICES

The following is information for the three preceding years concerning the percentage contribution of each business segment's products and services to consolidated net sales from continuing operations:

	Years Ended December 31,		
	2012	**2011**	**2010**
Distribution	63.5%	63.0%	62.6%
Aerospace	36.5%	37.0%	37.4%
Total	100.0%	100.0%	100.0%

AVAILABILITY OF RAW MATERIALS

While we believe we have sufficient sources for the materials, components, services and supplies used in our manufacturing, we are highly dependent on the availability of essential materials, parts and subassemblies from our suppliers and subcontractors. The most important raw materials required for our aerospace products are aluminum (sheet, plate, forgings and extrusions), titanium, nickel, copper and composites. Many major components and product equipment items are procured from or subcontracted on a sole-source basis with a number of domestic and non-U.S. companies. Although alternative sources generally exist for these raw materials, qualification of the sources could take a year or more. We are dependent upon the ability of a large number of suppliers and subcontractors to meet performance specifications, quality standards and delivery schedules at anticipated costs. While we maintain an extensive qualification system to control risk associated with such reliance on third parties, failure of suppliers or subcontractors to meet commitments could adversely affect production schedules and contract profitability, while jeopardizing our ability to fulfill commitments to our customers. Although high prices for some raw materials important to some of our products (steel, copper, aluminum, titanium and nickel) may cause margin and cost pressures, we do not foresee any near term unavailability of materials, components or supplies that would have an adverse effect on either of our business segments. For further discussion of the possible effects of changes in the cost or availability of raw materials on our business, see Item 1A, Risk Factors, in this Form 10-K.

PATENTS AND TRADEMARKS

We hold patents and trademarks reflecting functional, design and technical accomplishments in a wide range of areas covering both basic production of certain aerospace products as well as highly specialized devices and advanced technology products in defense related and commercial fields.

Although the company's patents and trademarks enhance our competitive position, we believe that none of such patents or trademarks is singularly or as a group essential to our business as a whole. We hold or have applied for U.S. and foreign patents with expiration dates that range through the year 2027.

Registered trademarks of Kaman Corporation include KAflex®, KAron®, and K-MAX®. In all, we maintain 34 U.S. and foreign trademarks.

BACKLOG

The majority of our backlog is attributable to the Aerospace segment. We anticipate that approximately 84.2% of our backlog at the end of 2012 will be performed in 2013. Approximately 62.4% of the Aerospace segment's backlog at the end of 2012 is related to U.S. Government contracts or subcontracts, which include government orders that are firm but not yet funded.

Total backlog at the end of December 31, 2012, 2011 and 2010, and the portion of the backlog we expect to complete in 2013, is as follows:

In thousands	Total Backlog at December 31, 2012	2012 Backlog to be completed in 2013	Total Backlog at December 31, 2011	Total Backlog at December 31, 2010
Aerospace	$ 531,923	$ 440,432	$ 531,920	$ 532,630
Distribution	47,607	47,607	32,650	21,742
Total	$ 579,530	$ 488,039	$ 564,570	$ 554,372

REGULATORY MATTERS

Government Contracts

The U.S. Government ("USG"), and other governments, may terminate any of our government contracts at their convenience as well as for default based on our failure to meet specified performance measurements. If any of our government contracts were to be terminated for convenience, we generally would be entitled to receive payment for work completed and allowable termination or cancellation costs. If any of our government contracts were to be terminated for default, generally the USG would pay only for the work that has been accepted and can require us to pay the difference between the original contract price and the cost to re-procure the contract items, net of the work accepted from the original contract. The USG can also hold us liable for damages resulting from the default.

During 2012, approximately 97.0% of the work performed by the company directly or indirectly for the USG was performed on a fixed-price basis and the balance was performed on a cost-reimbursement basis. Under a fixed-price contract, the price paid to the contractor is negotiated at the outset of the contract and is not generally subject to adjustment to reflect the actual costs incurred by the contractor in the performance of the contract. Cost reimbursement contracts provide for the reimbursement of allowable costs and an additional negotiated fee.

Compliance with Environmental Protection Laws

Our operations are subject to and affected by a variety of federal, state, local and non-U.S. environmental laws and regulations relating to the discharge, treatment, storage, disposal, investigation and remediation of certain materials, substances and wastes. We continually assess our compliance status and management of environmental matters in an effort to ensure our operations are in substantial compliance with all applicable environmental laws and regulations.

Operating and maintenance costs associated with environmental compliance and management of sites are a normal, recurring part of our operations. These costs often are allowable costs under our contracts with the U.S. government. It is reasonably possible that continued environmental compliance could have a material impact on our results of operations, financial condition or cash flows if more stringent clean-up standards are imposed, additional contamination is discovered and/or clean-up costs are higher than estimated.

See Note 16, *Commitments and Contingencies*, in the Notes to Consolidated Financial Statements, included in Item 8, Financial Statements and Supplementary Data, of this Annual Report on Form 10-K for further discussion of our environmental matters.

With respect to all other matters that may currently be pending, in the opinion of management, based on our analysis of relevant facts and circumstances, compliance with relevant environmental protection laws is not likely to have a material adverse effect upon our capital expenditures, earnings or competitive position. In arriving at this conclusion, we have taken into consideration site-specific information available regarding total costs of any work to be performed, and the extent of work previously performed. If we are identified as a "potentially responsible party" (PRP) by environmental authorities at a particular site, we, using information available to us, will also review and consider a number of other factors, including: (i) the financial resources of other PRPs involved in each site, and their proportionate share of the total volume of waste at the site; (ii) the existence of insurance, if any, and the financial viability of the insurers; and (iii) the success others have had in receiving reimbursement for similar costs under similar insurance policies issued during the periods applicable to each site.

International

Our international sales are subject to U.S. and non-U.S. governmental regulations and procurement policies and practices, including regulations relating to import-export control, investment, exchange controls and repatriation of earnings. International sales are also subject to varying currency, political and economic risks.

Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 (ITRA) added a new subsection (r) to section 13 of the Exchange Act, requiring a public reporting issuer to disclose in its annual or quarterly reports whether it or any of its affiliates have knowingly engaged in specified activities or transactions relating to Iran, including activities not prohibited by U.S. law and conducted outside the U.S. by non-U.S. affiliates in compliance with local law. Issuers must also file a notice with the SEC if any disclosable activities under ITRA have been included in the annual or quarterly report. Upon receiving such a notice, the SEC is required under ITRA to transmit the notice to the President, the House Committees on Foreign Affairs and Financial Services and the Senate Committees on Foreign Relations and Banking, Housing and Urban Affairs and is required to make these separate notices publicly available on its website. We do not have any disclosable activities for the year-ended December 31, 2012.

COMPETITION

The Distribution segment competes for business with several other national distributors of bearings, power transmission and material handling products, two of which are substantially larger, and with many regional and local distributors and original equipment manufacturers. Competitive forces have intensified due to the increasing trend towards large national accounts, the use of integrated suppliers, supplier product authorizations and the increasing consolidation in supplier relationships. We compete for business on the breadth and quality of products, product availability, delivery, on the basis of price, performance and value added services that we are able to provide.

The Aerospace segment operates in a highly competitive environment with many other organizations, some of which are substantially larger and have greater financial strength and other resources. We compete for composite and metallic aerostructures subcontract, helicopter structures, bearings and components business on the basis of price and quality; product endurance and special performance characteristics; proprietary knowledge; the quality of our products and services; the availability of facilities, equipment and personnel to perform contracts; and the reputation of our business. Competitors for our business also include small machine shops and offshore manufacturing facilities. We compete for engineering design services business primarily on the basis of technical competence, the reputation of our business, the availability of our personnel and, to some extent, price. We compete for advanced technology fuzing business primarily on the basis of technical competence, product quality, and to some extent, price; and also on the basis of our experience as a developer and manufacturer of fuzes for particular weapon types and the availability of our facilities, equipment and personnel. We are also affected by the political and economic circumstances of our potential foreign customers.

RESEARCH AND DEVELOPMENT EXPENDITURES

Government funded research expenditures (which are included in cost of sales) were $7.8 million in 2012, $5.5 million in 2011, and $7.5 million in 2010. Independent research and development expenditures (which are included in selling, general and administrative expenses) were $5.5 million in 2012, $4.8 million in 2011, and $4.2 million in 2010.

EMPLOYEES

As of December 31, 2012, we employed 5,007 individuals.

FINANCIAL INFORMATION ABOUT GEOGRAPHIC AREAS

Financial information about geographic areas is included in Note 19, *Segment and Geographic Information*, of the Notes to Consolidated Financial Statements, included in Item 8, Financial Statements and Supplementary Data, of this Annual Report on Form 10-K.

AVAILABLE INFORMATION

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and its rules and regulations. The Exchange Act requires us to file reports, proxy statements and other information with the U.S. Securities and Exchange Commission ("SEC"). Copies of these reports, proxy statements and other information can be read and copied at:

SEC Public Reference Room
100 F Street NE
Washington, D.C. 20549

Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-732-0330. The SEC maintains a website that contains reports, proxy statements and other information regarding issuers that file electronically with the SEC. These materials may be obtained electronically by accessing the SEC's website at http://www.sec.gov.

We make available, free of charge on our website, our annual reports on Form 10-K, quarterly reports on Form 10-Q, proxy statements, and current reports on Form 8-K as well as amendments to those reports filed or furnished pursuant to Section 13 or 15(d) of the Exchange Act, together with Section 16 insider beneficial stock ownership reports, as soon as reasonably practicable after we electronically file these documents with, or furnish them to, the SEC. These documents are posted on our website at www.kaman.com — select the "Investor Relations" link, then the "Financial Information" link and then the "SEC Filings" link.

We also make available, free of charge on our website, the Certificate of Incorporation, By–Laws, governance principles and all Board of Directors' standing Committee Charters (including Audit, Corporate Governance, Personnel & Compensation and Finance). These documents are posted on our website at www.kaman.com — select the "Investor Relations" link and then the "Corporate Governance" link.

The information contained in our website is not intended to be, and should not be deemed to be, incorporated into this Form 10-K.

EXECUTIVE OFFICERS OF THE REGISTRANT

The Company's executive officers as of the date of this report are as follows:

William C. Denninger	Mr. Denninger, 62, joined the company as Senior Vice President – Finance on November 17, 2008 and was elected Senior Vice President and Chief Financial Officer effective December 1, 2008. Effective February 20, 2012, he was elected Executive Vice President of Kaman Corporation. Prior to joining the company, Mr. Denninger served for eight years as Senior Vice President and Chief Financial Officer of Barnes Group, Inc., a $1.0 billion global industrial products manufacturer and distributor. He also served on that company's board of directors.
Ronald M. Galla	Mr. Galla, 61, has been Senior Vice President and Chief Information Officer since 1995. Mr. Galla has been director of the company's Management Information Systems since 1984.
Neal J. Keating	Mr. Keating, 57, was elected President and Chief Operating Officer as well as a Director of the company effective September 17, 2007. Effective January 1, 2008, he was elected to the offices of President and Chief Executive Officer and effective March 1, 2008 he was appointed to the additional position of Chairman. Prior to joining the company, Mr. Keating served as Chief Operating Officer at Hughes Supply, a $5.4 billion industrial distributor that was acquired by Home Depot in 2006. Prior to that, he held senior positions at GKN Aerospace, an aerospace subsidiary of GKN, plc, and Rockwell Collins Commercial Systems, as well as serving as a board member of GKN plc and Agusta-Westland.
Shawn G. Lisle	Mr. Lisle, 46, joined the company in 2011 and was elected Senior Vice President and General Counsel effective December 1, 2012. Prior to joining the company, Mr. Lisle served as Senior Counsel for International Paper Company in Memphis, TN. Prior to that he served as legal counsel for Dana Corporation in Toledo, OH, and as an attorney at Porter Wright Morris & Arthur LLP in Columbus, OH, where his practice was concentrated on employee benefits, banking and financial transactions, bankruptcy and creditor's rights and civil litigation. He also previously worked as a trial attorney at the U.S. Department of Justice, Tax Division in Washington, D.C. and was a judge advocate in the U.S. Navy.
Steven J. Smidler	Mr. Smidler, 54, assumed the role of President of Kaman Industrial Technologies on September 1, 2010, after joining the company in December 2009 as Senior Vice President and Chief Operating Officer of Kaman Industrial Technologies. Effective February 20, 2012, was elected Executive Vice President of Kaman Corporation. Mr. Smidler joined the company from Lenze Americas Corporation where he served as Executive Vice President, with responsibility for marketing, sales, finance, business systems and product technology for the Americas. Mr. Smidler was also a member of the management committee of the Lenze Group, Germany, and held the position of President and Treasurer for Lenze Americas and served as Treasurer and a Board member for the Lenze ACTech production company. Prior to that, he served as Vice President, Americas Sales Operations at Eaton Corporation, with responsibility for product, service and system sales for critical power applications and at Rockwell Automation, Inc., serving in a number of progressively responsible positions, and departing as Vice President, Marketing of the Global Manufacturing Group.
Gregory L. Steiner	Mr. Steiner, 55, joined the company as President of Kaman Aerospace Group, Inc., with overall responsibility for the company's Aerospace segment, effective July 7, 2008. Effective February 20, 2012, he was elected Executive Vice President of Kaman Corporation. Since 2005, Mr. Steiner was employed at GE Aviation-Systems, serving first as Vice President and General Manager, Military Mission Systems and then as Vice President, Systems for GE Aviation-Systems, responsible for systems integration. Prior to that, he served as Group Vice President at Curtiss-Wright Controls, Inc., with responsibility for four aerospace and industrial electronics businesses located in the U.S. and United Kingdom and at Rockwell Collins, Inc., serving in a number of progressively responsible positions, and departing as Vice President and General Manager of Passenger Systems.
John J. Tedone	Mr. Tedone, 48, has been Vice President, Finance and Chief Accounting Officer of the Company since April 2007. From April 2006 to April 2007, he served as Vice President, Internal Audit and prior to that as Assistant Vice President, Internal Audit.
Gregory T. Troy	Mr. Troy, 57, joined the company as Senior Vice President – Human Resources in March 2012. On February 19, 2013, he was appointed to the additional position of Chief Human Resources Officer. Prior to joining the company, Mr. Troy served as Chief Human Resources Officer of Force Protection, Inc. from April 2011 to March 2012 , where he was an active member of the Executive Committee. Prior to joining Force Protection, Mr. Troy served as Vice President and Chief Human Resources Officer at Modine Manufacturing Company from February 2006 to April 2011, providing global human resources leadership in the Americas, Europe and Asia. Mr. Troy also previously worked in OMNOVA Solutions Inc., Bosch Corporation, and Mobil Corporation, after serving as a Transportation Officer in the United States Army.

Each executive officer holds office for a term of one year and until his or her successor is duly appointed and qualified, in accordance with the company's By-Laws.

ITEM 1A. RISK FACTORS

Our business, financial condition, operating results and cash flows can be impacted by the factors set forth below, any one of which could cause our actual results to vary materially from recent results or from our anticipated future results.

Our future operating results may be impacted by changes in global economic and political conditions.

Our future operating results and liquidity may be impacted by changes in general economic and political conditions which may affect, among other things, the following:

- The future availability of credit and our ability to obtain additional bank financing, the lack of which may limit our ability to invest in capital projects and planned expansions or to fully execute our business strategy;
- Market rates of interest, any increase in which would increase the interest payable on our borrowings and adversely impact our cash flow;
- The investment performance of our pension plan, as well as the associated discount rate, any adverse changes in which may result in a deterioration in the funded status of the plan and an increase in required contributions and plan expense;
- The relationship between the U.S. Dollar and the Euro, the British Pound, the Australian Dollar and the Mexican Peso, any adverse change in which could negatively impact our financial results;
- The ability of our customers to pay for products and services on a timely basis, any adverse change in which could negatively impact sales and require us to increase our bad debt reserves;
- The amount of orders we receive from our customers, particularly in the Distribution segment, any adverse change in which could result in lower operating profits as well as less absorption of fixed costs due to a decreased business base; and
- The ability of our suppliers to meet our demand requirements, maintain the pricing of their products, or continue operations, which may require us to find and qualify new suppliers.

Although consumer confidence in the U.S. has improved since the recent economic downturn, it still remains low, unemployment remains high and the housing market remains depressed. While these economic developments have not impaired our ability to access credit markets and finance our operations to date, there can be no assurance that we will not experience further adverse effects that may be material to our cash flows, competitive position, financial condition, results of operations, or our ability to access capital.

Our foreign operations present additional risks and uncertainties.

Our foreign business operations create additional risks and uncertainties, including the following:

- Longer payment cycles;
- Difficulties in accounts receivable collection;
- Changes in regulatory requirements;
- Export restrictions, tariffs and other trade barriers;
- Difficulties in staffing and managing foreign operations;
- Seasonal reductions in business activity during the summer months in Europe and certain other parts of the world;
- Political or economic instability in the markets we serve;
- Potentially adverse tax consequences; and
- Cultural and legal differences in the conduct of business.

Any one or more of these factors could have a material adverse effect on our domestic or international operations, and, consequently, on our business, financial condition and operating results.

A failure to develop and retain national accounts at our Distribution segment could adversely impact our financial results.

Companies continue to consolidate their purchases of industrial products, resulting in their doing business with only a few major distributors or integrated suppliers, rather than a large number of vendors. Through our national accounts strategy, we have worked to develop the relationships necessary to be one of those major distributors. Competition relative to these types of arrangements is significant.

If we are not awarded additional national accounts in the future, or if existing national account agreements are not renewed, our sales volume could be negatively impacted which may result in lower gross margins and weaker operating results. Additionally, national accounts may require an increased level of customer service, such as investments in the form of opening of new branches to meet our customers' needs. The cost and time associated with these activities could be significant and if the relationship is not maintained, we could ultimately not make a return on these investments.

Our financial performance is significantly influenced by conditions within the aerospace industry.

The results of our Aerospace segment, which generated approximately 36.5 percent of our consolidated net sales from continuing operations in 2012, are directly tied to economic conditions in the commercial aviation and defense industries. As a result, changes in economic conditions may cause customers to request that firm orders be rescheduled or canceled, which could put a portion of our backlog at risk. Additionally, a significant amount of work that we perform under contract tends to be for a few large customers.

The commercial aviation industry tends to be cyclical, and capital spending by airlines and aircraft manufacturers may be influenced by a variety of global factors including current and future traffic levels, aircraft fuel pricing, labor issues, competition, the retirement of older aircraft, regulatory changes, terrorism and related safety concerns, general economic conditions, worldwide airline profits and backlog levels.

The defense industry is also affected by a changing global political environment, continued pressure on U.S. and global defense spending, U.S. foreign policy and the level of activity in military flight operations.

Changes to the defense industry and continued pressure to reduce U.S. defense spending could have a material impact on several of our current aerospace programs, which could adversely affect our operating results. To mitigate these risks, we have worked to expand our customer and product bases within the commercial market.

Furthermore, because of the lengthy research and development cycle involved in bringing new products to market, we cannot predict the economic conditions that will exist when a new product is introduced. A reduction in capital spending in the aviation or defense industries could have a significant effect on the demand for our products, which could have an adverse effect on our financial performance or results of operations.

Our U.S. Government programs are subject to unique risks.

We have several significant long-term contracts either directly with the USG or where the USG is the ultimate customer, including the Sikorsky BLACK HAWK cockpit program, the Joint Programmable Fuze ("JPF") program, the Bell Helicopter AH-1Z program, and the Boeing C-17 and A-10 programs. These contracts are subject to unique risks, some of which are beyond our control. Examples of such risks include:

- The U.S. Government may modify, curtail or terminate its contracts and subcontracts at its convenience without prior notice, upon payment for work done and commitments made at the time of termination. Modification, curtailment or termination of our major programs or contracts could have a material adverse effect on our business, results of operations and financial condition.
- Our U.S. Government business is subject to specific procurement regulations and other requirements. These requirements, although customary in U.S. Government contracts, increase our performance and compliance costs. These costs might increase in the future, reducing our margins, which could have a negative effect on our financial condition. Although we have procedures to comply with these regulations and requirements, failure to do so under certain circumstances could lead to suspension or debarment, for cause, from U.S. Government contracting or subcontracting for a period of time and could have a negative effect on our reputation and ability to receive other U.S. Government contract awards in the future.
- The costs we incur on our U.S. Government contracts, including allocated indirect costs, may be audited by U.S. Government representatives. Any costs found to be improperly allocated to a specific contract would not be reimbursed, and such costs already reimbursed would have to be refunded. We normally negotiate with those U.S. Government representatives before they settle on final adjustments to our contract costs. We have recorded contract revenues based upon results we expect to realize upon final audit. However, we do not know the outcome of any future audits and adjustments, and we may be required to reduce our revenues or profits upon completion and final negotiation of these audits. Although we have instituted controls intended to assure our compliance, if any audit reveals the existence of improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines and suspension or prohibition from doing business with the U.S. Government.
- We are from time to time subject to certain routine U.S. Government inquiries and investigations of our business practices due to our participation in government contracts. Any adverse finding associated with such an inquiry or investigation could have a material adverse effect on our business, results of operations and financial condition.

The proposed spending cuts imposed by the Budget Control Act of 2011 ("BCA") could impact our operating results and profit.

The USG continues to focus on developing and implementing spending, tax, and other initiatives to stimulate the economy, create jobs, and reduce the deficit. One of these initiatives, the BCA, imposed greater constraints around government spending. In an attempt to balance decisions regarding defense, homeland security, and other federal spending priorities, the BCA immediately imposed spending caps that contain approximately $487 billion in reductions to the Department of Defense ("DoD") base budgets over a ten-year period ending in 2021. The BCA also provides for an automatic sequestration process, originally slated to commence effective as of January 2, 2013, that imposes additional cuts of approximately $50 billion per year to the currently proposed DoD budgets for each fiscal year beginning with 2013 and continuing through 2021. On January 2, 2013, the American Taxpayer Relief Act of 2012 ("ATRA") was signed into law, which among other things effectively delayed the implementation of the automatic sequestration process by approximately two months and reduced the spending cuts that were scheduled to occur during 2013 in proportion to the delay.

Although we cannot predict whether the automatic sequestration process will be allowed to proceed as set forth in ATRA and the BCA or will be further modified by new or additional legislation, we believe our portfolio of programs and product offerings are well positioned and will not be materially impacted by such proposed DoD budget cuts. Our initial analysis, conducted during the fourth quarter of 2012, indicated that approximately $20 to $25 million of revenue at our Aerospace segment may be at risk for 2013, but the possibility remains that the adverse impact could be more significant than we anticipate. Moreover, one or more of our programs could be reduced, extended, or terminated as a result of the USG's continuing assessment of priorities, which could result in facility closures and personnel reductions that could significantly impact our operations.

New regulations related to conflict minerals could adversely impact our business.

The Dodd-Frank Wall Street Reform and Consumer Protection Act contains provisions to improve transparency and accountability concerning the supply of certain minerals, known as conflict minerals, originating from the Democratic Republic of Congo (DRC) and adjoining countries. As a result, in August 2012 the SEC adopted annual disclosure and reporting requirements for those companies who use conflict minerals in their products. mined from the DRC and adjoining countries. These new requirements will require due diligence efforts in fiscal 2013, with initial disclosure requirements beginning in May 2014. There will be costs associated with complying with these disclosure requirements, including for diligence to determine the sources of conflict minerals used in our products and other potential changes to products, processes or sources of supply as a consequence of such verification activities. The implementation of these rules could adversely affect the sourcing, supply and pricing of materials used in our products. As there may be only a limited number of suppliers offering "conflict free" conflict minerals, we cannot be sure that we will be able to obtain necessary conflict minerals from such suppliers in sufficient quantities or at competitive prices. Also, we may face reputational challenges if we determine that certain of our products contain minerals not determined to be conflict free or if we are unable to sufficiently verify the origins for all conflict minerals used in our products through the procedures we implement.

Our acceptance of the return of the 11 Australian SH-2G(A) Super Seasprite helicopters, including related inventory and equipment, from the Commonwealth of Australia is subject to a variety of risks and uncertainties.

On February 12, 2009, we completed the transfer of title for the 11 Australian SH-2G(A) Super Seasprite helicopters, including related inventory and equipment, from the Commonwealth of Australia to the Company. For more information, please refer to Note 16, *Commitments and Contingencies,* of the Notes to Consolidated Financial Statements in this Annual Report on Form 10-K.

Our acceptance of the return of the aircraft and other inventory is subject to a variety of risks and uncertainties including but not limited to:

- The potential absence of a market for the aircraft and spare parts; and
- The risk of the inventory becoming obsolete over time, resulting in the Company recording a lower of cost or market adjustment.

We believe there is a market for these aircraft, and we are actively marketing them to interested potential customers.

The cost and effort to start up new aerospace programs could negatively impact our operating results and profits.

In recent years, we have been ramping up several new programs, as more fully discussed in Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, in this Annual Report on Form 10-K. The time required and cost incurred to ramp up a new program can be significant and includes nonrecurring costs for tooling, first article testing, finalizing drawings and engineering specifications and hiring new employees able to perform the technical work required.

New programs can typically involve greater volume of scrap, higher costs due to inefficiencies, delays in production, and learning curves that are more extended than anticipated, all of which can impact operating results. We have been working with our customers and leveraging our years of experience to effectively ramp up these new programs.

Competition from domestic and foreign manufacturers may result in the loss of potential contracts and opportunities.

The aerospace markets in which we participate are highly competitive, and we often compete for work not only with large Original Equipment Manufacturers ("OEMs") but also sometimes with our own customers and suppliers. Many of our large customers may choose not to outsource production due to, among other things, their own direct labor and overhead considerations and capacity utilization at their own facilities. This could result in these customers supplying their own products or services and competing directly with us for sales of these products or services, all of which could significantly reduce our revenues.

Our competitors may have more extensive or more specialized engineering, manufacturing and marketing capabilities than we do in some areas and we may not have the technology, cost structure, or available resources to effectively compete with them. We believe that developing and maintaining a competitive advantage will require continued investment in product development, engineering, supply chain management and sales and marketing, and we may not have enough resources to make the necessary investments to do so.

Further, our significant customers have in the past used, and may attempt in the future to use, their position to negotiate a reduction in price of a particular product regardless of the terms of an existing contract.

We believe our strategies for our Aerospace segment will allow us to continue to effectively compete for key contracts and customers; however, there is potential that we may not be able to compete successfully in this market or against such competitors.

We could be negatively impacted by the loss of key suppliers, lack of product availability, or changes in supplier programs that could adversely affect our operating results.

Our business depends on maintaining sufficient supply of various products to meet our customers' demands. We have long-standing relationships with key suppliers but these relationships are non-exclusive and could be terminated by either party. If we lost a key supplier, or were unable to obtain the same levels of deliveries from these suppliers and were unable to supplement those purchases with products obtained from other suppliers, it could have a material adverse effect on our business. Additionally, we rely on foreign and domestic suppliers and commodity markets to secure raw materials used in many of the products we manufacture within the Aerospace segment or sell within our Distribution segment. This exposes us to volatility in the price and availability of raw materials. In some instances, we depend upon a single source of supply. Supply interruptions could arise from shortages of raw materials, labor disputes or weather conditions affecting suppliers' production, transportation disruptions, or other reasons beyond our control. Even if we continue with our current supplier relationships, high demand for certain products may result in us being unable to meet our customers' demands, which could put us at a competitive disadvantage. Additionally, our key suppliers could also increase pricing of their products, which would negatively affect our operating results if we were not able to pass these price increases through to our customers. We base our supply management process on an appropriate balancing of the foreseeable risks and the costs of alternative practices. To protect ourselves against such risks, we engage in strategic inventory purchases during the year, negotiate long-term vendor supply agreements and monitor our inventory levels to ensure that we have the appropriate inventory on hand to meet our customers' requirements.

Estimates of future costs for long-term contracts impact our current and future operating results and profits.

For long-term contracts, we generally recognize sales and gross margin based on the percentage-of-completion method of accounting. This method allows for revenue recognition as our work progresses on a contract.

The percentage-of-completion method requires that we estimate future revenues and costs over the life of a contract. Revenues are estimated based upon the original contract price, with consideration being given to exercised contract options, change orders and, in some cases, projected customer requirements. Contract costs may be incurred over a period of several years, and the estimation of these costs requires significant judgment based upon the acquired knowledge and experience of program managers, engineers, and financial professionals.

Estimated costs are based primarily on anticipated purchase contract terms, historical performance trends, business base and other economic projections. The complexity of certain programs as well as technical risks and the availability of materials and labor resources could affect the Company's ability to accurately estimate future contract costs. Additional factors that could affect recognition of revenue under the percentage-of-completion method include:

- Accounting for initial program costs;
- The effect of nonrecurring work;
- Delayed contract start-up;
- Transition of work from the customer or other vendors;
- Claims or unapproved change orders;
- Product warranty issues;
- Delayed completion of certain programs for which inventory has been built up;
- Our ability to estimate or control scrap level;
- Accrual of contract losses; and
- Changes in our overhead rates.

Because of the significance of the judgments and estimation processes, it is likely that materially different sales and profit amounts could be recorded if we used different assumptions or if the underlying circumstances were to change. Changes in underlying assumptions, circumstances or estimates may adversely affect current and future financial performance. We perform quarterly reviews of our long-term contracts to address and lessen the effects of these risks.

Our information technology systems, processes, and sites may suffer interruptions or failures which may affect our ability to conduct our business.

Our information technology systems provide critical data connectivity, information and services for internal and external users. These interactions include, but are not limited to, ordering and managing materials from suppliers, inventory management, shipping products to customers, processing transactions, summarizing and reporting results of operations, complying with regulatory, legal or tax requirements, and other processes necessary to manage the business. Our computer systems face the threat of unauthorized access, computer hackers, computer viruses, malicious code, organized cyber attacks and other security problems and system disruptions.

We have put in place business continuity plans and security precautions for our critical systems, including a back-up data center. However, if our information technology systems are damaged, or cease to function properly due to any number of causes, such as catastrophic events, power outages or security breaches resulting in unauthorized access, and our business continuity plans and security precautions do not effectively compensate on a timely basis, we may suffer interruptions in our operations or the misappropriation of proprietary information, which may adversely impact our revenues, operating results and cash flows.

Our implementation of enterprise resource planning ("ERP") systems may adversely affect our business and results of operations or the effectiveness of internal control over financial reporting.

We are currently implementing new ERP systems. ERP implementations are complex and very time-consuming projects that involve substantial expenditures on system software and implementation activities that take several years. If we do not effectively implement the ERP systems or if the systems do not operate as intended, it could adversely affect financial reporting systems, our ability to produce financial reports, and/or the effectiveness of internal control over financial reporting.

We may make acquisitions or investments in new businesses, products or technologies that involve additional risks, which could disrupt our business or harm our financial condition or results of operations.

As part of our business strategy, we have made, and expect to continue to make, acquisitions of businesses or investments in companies that offer complementary products, services and technologies. Such acquisitions or investments involve a number of risks, including:

- Assimilating operations and products may be unexpectedly difficult;
- Management's attention may be diverted from other business concerns;
- We may enter markets in which we have limited or no direct experience;
- We may lose key employees, customers or vendors of an acquired business;
- The synergies or cost savings we expected to achieve may not be realized;
- We may not realize the value of the acquired assets relative to the price paid; and
- Despite our diligent efforts, we may not succeed at quality control or encounter other customer issues.

These factors could have a material adverse effect on our business, financial condition and operating results. Consideration paid for any future acquisitions could include our stock or require that we incur additional debt and contingent liabilities. As a result, future acquisitions could cause dilution of existing equity interests and earnings per share. Before we enter into any acquisition, we perform significant due diligence to determine if the potential acquisition fits with our strategic objectives. In addition, we believe we have adequate resources and appropriate integration procedures to transition newly acquired companies efficiently.

Our results of operations could be adversely affected by impairment of our goodwill or other intangible assets.

When we acquire a business, we record goodwill equal to the excess of the amount we pay for the business, including liabilities assumed, over the fair value of the tangible and intangible assets of the business we acquire. Goodwill and other intangible assets that have indefinite useful lives must be evaluated at least annually for impairment. The specific guidance for testing goodwill and other non-amortized intangible assets for impairment requires management to make certain estimates and assumptions when allocating goodwill to reporting units and determining the fair value of reporting unit net assets and liabilities, including, among other things, an assessment of market conditions, projected cash flows, investment rates, cost of capital and growth rates, which could significantly impact the reported value of goodwill and other intangible assets. Fair value is generally determined using a combination of the discounted cash flow, market multiple and market capitalization valuation approaches. Absent any impairment indicators, we generally perform our evaluations annually in the fourth quarter, using available forecast information.

If at any time we determine an impairment has occurred, we are required to reflect the reduction in value as an expense within operating income, resulting in a reduction of earnings in the period such impairment is identified and a corresponding reduction in our net asset value.

We rely on the experience and expertise of our skilled employees, and must continue to attract and retain qualified technical, marketing and managerial personnel in order to succeed.

Our future success will depend largely upon our ability to attract and retain highly skilled technical, operational and financial managers and marketing personnel. There is significant competition for such personnel in the aerospace and distribution industries. We try to ensure that we offer competitive compensation and benefits as well as opportunities for continued development. There can be no assurance that we will continue to be successful in attracting and retaining the personnel we require to develop new and enhanced products and to continue to grow and operate profitably. We continually strive to recruit and train required personnel as well as retain key employees.

We are subject to litigation, tax, environmental and other legal compliance risks that could adversely affect our operating results.

We are subject to a variety of litigation, tax and legal compliance risks. These risks include, among other things, possible liability relating to contract-related claims, government contracts, product liability matters, personal injuries, intellectual property rights, taxes, environmental matters and compliance with U.S. and foreign export laws, competition laws and laws governing improper business practices. We or one of our business units could be charged with wrongdoing in connection with any of these kinds of matters and, if convicted or found liable, we could be subject to significant fines, penalties, repayments, other damages (in certain cases, treble damages), or suspension or debarment from government contracts. Moreover, our failure to comply with applicable export and trade practice laws could result in civil or criminal penalties and suspension or termination of export privileges.

As a global business, we are subject to complex laws and regulations in the U.S. and other countries in which we operate. Those laws and regulations may be interpreted in different ways. They may also change from time to time, as may related interpretations and other guidance. Changes in laws or regulations could result in higher expenses and payments, and uncertainty relating to laws or regulations may also affect how we conduct our operations and structure our investments and could limit our ability to enforce our rights. Changes in environmental and climate change laws or regulations, including laws relating to greenhouse gas emissions, could lead to new or additional investment in product designs and could increase environmental compliance expenditures. Changes in climate change concerns, or in the regulation of such concerns, including greenhouse gas emissions, could subject us to additional costs and restrictions, including increased energy and raw materials costs.

Our financial results may be affected by the outcome of pending legal proceedings and other contingencies that cannot be predicted. In accordance with generally accepted accounting principles, if a liability is deemed probable and reasonably estimable in light of the facts and circumstances known to us at a particular point in time, we will make an estimate of material loss contingencies and establish reserves based on our assessment. Subsequent developments in legal proceedings may affect our assessment. The accrual of a loss contingency adversely affects our results of operations in the period in which a liability is recognized. This could also have an adverse impact on our cash flows in the period during which damages are paid.

For a discussion of these matters, please refer to Note 16, *Commitments and Contingencies*, in the Notes to Consolidated Financial Statements in this Annual Report on Form 10-K.

Our insurance coverage may be inadequate to cover all significant risk exposures.

We are exposed to liabilities that are unique to the products and services we provide. While we believe that we maintain adequate insurance for certain risks, insurance cannot be obtained to protect against all risks and liabilities. It is therefore possible that our insurance coverage may not cover all claims or liabilities, and we may be forced to bear substantial unanticipated costs.

Health care reform could adversely affect our operating results.

In 2010, the United States federal government enacted comprehensive health care reform legislation. Due to the breadth and complexity of this legislation, as well as its phased-in nature of implementation and lack of interpretive guidance, it is difficult for the Company to predict the overall effects it will have on our business over the coming years. To date, the Company has not experienced significant costs related to the health care reform legislation, however it is possible that our operating results could be adversely affected in the future by increased costs, expanded liability exposure and requirements that change the ways we provide healthcare and other benefits to our employees.

Business disruptions could seriously affect our future sales and financial condition or increase our costs and expenses.

Our business may be impacted by disruptions including, but not limited to, threats to physical security, information technology attacks or failures, damaging weather or other acts of nature and pandemics or other public health crises. Any of these disruptions could affect our internal operations or services provided to customers, and could impact our sales, increase our expenses or adversely affect our reputation or our stock price. We have developed and are implementing business continuity plans for each of our businesses, in order to mitigate the effects disruptions may have on our financial results.

Our revenue and quarterly results may fluctuate, which could adversely affect our stock price.

We have experienced, and may in the future experience, significant fluctuations in our quarterly operating results caused by a variety of factors. These factors include but are not limited to:

- Difficulties with our technical programs;
- Changes in demand for our products;
- Introduction, enhancement or announcement of products by us or our competitors;
- Market acceptance of our new products;
- The growth rates of certain market segments in which we compete;
- Size, timing and shipment terms of significant orders;
- Budgeting cycles of customers;
- Mix of distribution channels;
- Mix of products and services sold;
- Mix of domestic and international revenues;
- Fluctuations in currency exchange rates;
- Changes in the level of operating expenses;
- Changes in our sales incentive plans;
- Changes in tax laws in the jurisdictions in which we conduct business;
- Inventory obsolescence;
- Accrual of contract losses;
- Fluctuations in oil and utility costs;
- Completion or announcement of acquisitions by us; and
- General economic conditions in regions in which we conduct business.

Most of our expenses are relatively fixed in the short-term, including costs of personnel and facilities, and are not easily reduced. Thus, an unexpected reduction in our revenue, or failure to achieve the anticipated rate of growth, could have a material adverse effect on our profitability. If our operating results do not meet the expectations of investors, our stock price may decline.

FORWARD-LOOKING STATEMENTS

This report contains "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements also may be included in other publicly available documents issued by the company and in oral statements made by our officers and representatives from time to time. These forward-looking statements are intended to provide management's current expectations or plans for our future operating and financial performance, based on assumptions currently believed to be valid. They can be identified by the use of words such as "anticipate," "intend," "plan," "goal," "seek," "believe," "project," "estimate," "expect," "strategy," "future," "likely," "may," "should," "will" and other words of similar meaning in connection with a discussion of future operating or financial performance. Examples of forward looking statements include, among others, statements relating to future sales, earnings, cash flows, results of operations, uses of cash and other measures of financial performance.

Because forward-looking statements relate to the future, they are subject to inherent risks, uncertainties and other factors that may cause the company's actual results and financial condition to differ materially from those expressed or implied in the forward-looking statements. Such risks, uncertainties and other factors include, among others: (i) changes in domestic and foreign economic and competitive conditions in markets served by the company, particularly the defense, commercial aviation and industrial production markets; (ii) changes in government and customer priorities and requirements (including cost-cutting initiatives, the potential deferral of awards, terminations or reductions of expenditures to respond to the priorities of Congress and the Administration, or budgetary cuts resulting from Congressional actions or automatic sequestration under the Budget Control Act of 2011, as modified by the enactment of the Taxpayer Relief Act of 2012); (iii) changes in geopolitical conditions in countries where the company does or intends to do business; (iv) the successful conclusion of competitions for government programs and thereafter contract negotiations with government authorities, both foreign and domestic; (v) the existence of standard government contract provisions permitting renegotiation of terms and termination for the convenience of the government; (vi) the satisfactory conclusion to government inquiries or investigations regarding government programs, including the satisfactory resolution of the Wichita subpoena matter; (vii) risks and uncertainties associated with the successful implementation and ramp up of significant new programs; (viii) potential difficulties associated with variable acceptance test results, given sensitive production materials and extreme test parameters; (ix) the successful resale of the SH-2G(I) aircraft, equipment and spare parts; (x) the receipt and successful execution of production orders for the JPF U.S. government contract, including the exercise of all contract options and receipt of orders from allied militaries, as all have been assumed in connection with goodwill impairment evaluations; (xi) the continued support of the existing K-MAX® helicopter fleet, including sale of existing K-MAX® spare parts inventory; (xii) the accuracy of current cost estimates associated with environmental remediation activities at the Bloomfield, Moosup and New Hartford, CT facilities and our U.K. facilities; (xiii) the profitable integration of acquired businesses into the company's operations; (xiv) changes in supplier sales or vendor incentive policies; (xv) the effects of price increases or decreases; (xvi) the effects of pension regulations, pension plan assumptions, pension plan asset performance and future contributions; (xvii) future levels of indebtedness and capital expenditures; (xviii) the future availability of credit, the ability of the company to maintain its current credit rating and the impact on the company's funding costs and competitive position if it is unable to do so; (xix) the continued availability of raw materials and other commodities in adequate supplies and the effect of increased costs for such items; (xx) the effects of currency exchange rates and foreign competition on future operations; (xxi) changes in laws and regulations, taxes, interest rates, inflation rates and general business conditions; (xxii) future repurchases and/or issuances of common stock and (xxiii) other risks and uncertainties set forth in the company's annual, quarterly and current reports, proxy statements and other filings with the SEC.

Any forward-looking information provided in this report should be considered with these factors in mind. We assume no obligation to update any forward-looking statements contained in this report.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our facilities are generally suitable for, and adequate to serve, their intended uses. At December 31, 2012, we occupied major facilities at the following principal locations:

Segment	Location	Property Type (1)
Aerospace	Jacksonville, Florida	Leased - Manufacturing & Office
	Chihuahua, Mexico	Leased - Manufacturing & Office
	Wichita, Kansas	Leased - Manufacturing & Office
	Darwen, Lancashire, United Kingdom	Leased - Manufacturing & Office
	Hyde, Greater Manchester, United Kingdom	Leased - Manufacturing & Office
	Orlando, Florida	Leased - Manufacturing & Office
	Everett, Washington	Leased - Office
	Dachsbach, Germany	Owned - Manufacturing & Office
	Middletown, Connecticut	Owned - Manufacturing & Office
	Bloomfield, Connecticut	Owned - Manufacturing, Office & Service Center
	Bennington, Vermont	Owned - Manufacturing & Office
Distribution	Bloomfield, Connecticut	Owned - Office
	Ontario, California	Leased - Distribution Center & Office
	Albany, New York	Leased - Distribution Center & Office
	Savannah, Georgia	Leased - Distribution Center & Office
	Salt Lake City, Utah	Leased - Distribution Center & Office
	Louisville, Kentucky	Leased - Distribution Center & Office
	Glendale, California	Leased - Office
	Gurabo, Puerto Rico	Leased - Distribution Center & Office
	Mexico City, Mexico	Leased - Distribution Center & Office
	Bolingbrook, IL	Leased - Office & Branch
	Rochester, NY	Leased - Office & Branch
Corporate	Bloomfield, Connecticut	Owned - Office & Information Technology Back-Up Data Center

	Square Feet
Distribution (2)	2,077,460
Aerospace	1,769,926
Corporate (3, 4)	594,983
Total	4,442,369

(1) Owned facilities are unencumbered.

(2) The Distribution segment also has over 200 branches located across the United States, Puerto Rico and Mexico, generally operating in leased facilities.

(3) We occupy a 40,000 square foot corporate headquarters building, 38,000 square foot mixed use building and 8,000 square foot data center in Bloomfield, Connecticut.

(4) Approximately 500,000 square feet of space included in the corporate square footage is attributable to a facility located in Moosup, Connecticut, that was closed in 2003 and is being held for disposition.

ITEM 3. LEGAL PROCEEDINGS

From time to time, we are subject to various claims and suits arising out of the ordinary course of business, including commercial, employment and environmental matters. We do not expect that the resolution of these matters would have a material adverse effect on our consolidated financial position, results of operation or cash flows. Although not required to be disclosed in response to this Item, certain legal proceedings are discussed in Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, and Note 16, *Commitments and Contingencies*, of the Notes to Consolidated Financial Statements, included in Item 8, Financial Statements and Supplementary Data, of this Annual Report on Form 10-K.

ITEM 4. MINE SAFETY DISCLOSURES

Information concerning mine safety violations required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank Act") and Item 104 of Regulation S-K has been included in Exhibit 95 to this Annual Report on Form 10-K.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

MARKET, DIVIDEND AND SHAREHOLDER INFORMATION

Our Common Stock is traded on the New York Stock Exchange under the symbol "KAMN". As of January 25, 2013, there were 3,652 registered holders of our Common Stock. Holders of the Company's Common Stock are eligible to participate in the Computershare Shareowner Services program, which offers a variety of services including dividend reinvestment. A booklet describing the program may be obtained by contacting Computershare at (800) 522-6645 or via the web at www.cpushareownerservices.com.

The following table sets forth the high, low and closing sale prices per share of the Company's Common Stock and the dividends declared for the periods indicated:

	Market Quotations (1)			
	High	Low	Close	Dividend Declared
2012				
First quarter	$ 35.86	$ 26.10	$ 33.95	$ 0.16
Second quarter	35.55	27.96	30.94	0.16
Third quarter	37.17	30.26	35.86	0.16
Fourth quarter	37.54	31.82	36.80	0.16
2011				
First quarter	$ 35.57	$ 27.00	$ 35.22	$ 0.14
Second quarter	38.40	31.97	36.36	0.14
Third quarter	37.70	26.17	27.85	0.16
Fourth quarter	35.05	25.73	27.32	0.16

(1) *Market quotations reflect inter-dealer prices, without retail mark-up, mark-down, or commission and may not necessarily represent actual transactions.*

ISSUER PURCHASES OF EQUITY SECURITIES

The following table provides information about purchases of Common Stock by the Company during the three months ended December 31, 2012:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of a Publicly Announced Plan (a)	Maximum Number of Shares That May Yet Be Purchased Under the Plan
September 29, 2012 – October 26, 2012	—	$ —	—	964,757
October 27, 2012 – November 23, 2012	—	—	—	964,757
November 24, 2011 – December 31, 2012	—	—	—	964,757
Total	—		—	

(a) In November 2000, our board of directors approved a replenishment of the Company's stock repurchase program providing for repurchase of an aggregate of 1.4 million shares of Common Stock for use in the administration of our stock plans and for general corporate purposes.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table provides information as of December 31, 2012 concerning Common Stock issuable under the company's equity compensation plans.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders:			
2003 Stock Incentive Plan	921,040	$ 26.21	510,403
Employees Stock Purchase Plan	—	—	551,139
Equity compensation plans not approved by security holders	—	—	—
Total	921,040	$ 26.21	1,061,542

PERFORMANCE GRAPH

Following is a comparison of our total shareholder return for the period 2007 – 2012 compared to the S&P 600 Small Cap Index and the Russell 2000 Small Cap Index. The performance graph does not include a published industry or line-of-business index or peer group of similar issuers because during the performance period the company was conducting operations in diverse lines of business and we do not believe a meaningful industry index or peer group can be reasonably identified. Accordingly, as permitted by regulation, the graph includes the S&P 600 Small Cap Index and the Russell 2000 Small Cap Index, both of which are comprised of issuers with generally similar market capitalizations to that of the company.



	2007	2008	2009	2010	2011	2012
Kaman Corporation	100.00	50.46	66.36	85.40	81.76	112.19
S&P Small Cap 600	100.00	68.93	86.54	109.31	110.42	125.97
Russell 2000	100.00	66.20	84.18	106.80	102.33	119.04

ITEM 6. SELECTED FINANCIAL DATA

FIVE-YEAR SELECTED FINANCIAL DATA

(in thousands, except per share amounts, shareholders and employees)

	2012 [1,5]	2011 [2,5]	2010 [3,5]	2009 [5]	2008 [4, 5]
OPERATIONS					
Net sales from continuing operations	$ 1,592,828	$ 1,477,534	$ 1,299,932	$ 1,130,268	$ 1,230,849
Operating income from continuing operations	92,838	87,581	58,195	42,254	70,132
Earnings before income taxes from continuing operations	80,828	76,274	55,867	35,383	64,176
Income tax expense	26,900	26,346	20,386	9,670	25,786
Earnings from continuing operations	53,928	49,928	35,481	25,713	38,390
Earnings (loss) from discontinued operations, net of taxes	(226)	1,214	130	(718)	(465)
Gain on disposal of discontinued operations, net of taxes	1,323	—	—	—	492
Net earnings	$ 55,025	$ 51,142	$ 35,611	$ 24,995	$ 38,417
FINANCIAL POSITION					
Current assets	$ 618,045	$ 600,102	$ 584,953	$ 482,603	$ 486,516
Current liabilities	223,952	218,698	221,845	154,070	179,177
Working capital	394,093	381,404	363,108	328,533	307,339
Property, plant and equipment, net	128,669	111,895	89,719	81,322	79,476
Total assets	1,096,993	996,398	895,757	773,067	762,613
Long-term debt, excluding current portion	249,585	198,522	140,443	56,800	87,924
Shareholders' equity	420,193	373,071	362,670	312,900	274,271
PER SHARE AMOUNTS					
Basic earnings per share from continuing operations	$ 2.04	$ 1.90	$ 1.37	$ 1.00	$ 1.52
Basic earnings per share from discontinued operations	(0.01)	0.05	—	(0.03)	(0.02)
Basic earnings per share from disposal of discontinued operations	0.05	—	—	—	0.02
Basic earnings per share	$ 2.08	$ 1.95	$ 1.37	$ 0.97	$ 1.52
Diluted earnings per share from continuing operations	2.03	1.88	1.36	1.00	1.51
Diluted earnings per share from discontinued operations	(0.01)	0.05	—	(0.03)	(0.02)
Diluted earnings per share from disposal of discontinued operations	0.05	—	—	—	0.02
Diluted earnings per share	$ 2.07	$ 1.93	$ 1.36	$ 0.97	$ 1.51
Dividends declared	$ 0.64	$ 0.60	$ 0.56	$ 0.56	$ 0.56
Shareholders' equity	15.79	14.22	13.93	12.14	10.77
Market price range – High	37.54	38.40	30.00	24.86	38.56
Market price range – Low	26.10	25.73	20.97	9.33	16.48
AVERAGE SHARES OUTSTANDING					
Basic	26,425	26,246	25,928	25,648	25,357
Diluted	26,622	26,500	26,104	25,779	25,512
GENERAL STATISTICS					
Registered shareholders	3,685	3,813	3,879	4,064	4,107
Employees	5,007	4,614	4,269	4,032	4,294

(See Footnotes below)

(Footnotes to Five-Year Selected Financial Data above)

Included within certain annual results are a variety of unusual or significant items that may affect comparability. The most significant of such items are described below as well as within Management's Discussion and Analysis of Financial Condition and Results of Operations and the Notes to Consolidated Financial Statements.

1. Results for 2012 include the sale of certain assets and certain liabilities of the Distribution segment's Canadian operations for $8.7 million on December 31, 2012, resulting in a net gain of $1.3 million. Additionally, we recorded $3.3 million of net loss related to the resolution of an Aerospace segment program related matter.
2. Results for 2011 include $6.2 million in expense recognized in the fourth quarter related to the settlement of the FMU-143 matter and the non-recurring benefit of $2.4 million recognized in the first quarter of 2011 resulting from the death of a former executive.
3. Results for 2010 include a $6.4 million non-cash non-tax deductible charge for the impairment of goodwill related to U.K. Composites, $2.0 million in additional losses related to the finalization of contract price negotiations on the Sikorsky Canadian MH-92 helicopter program, and $6.6 million of income related to the claim for look-back interest we filed with the Internal Revenue Service in connection with the Australian SH-2G(A) Super Seasprite Helicopter program.
4. Results for 2008 include a $7.8 million non-cash non-tax deductible charge for the impairment of goodwill related to Wichita Composites, $2.5 million related to the write-off of tooling costs at Wichita Composites and $1.6 million of expense related to the cancellation of foreign currency hedge contracts originally assumed in connection with the acquisition of U.K. Composites. In addition, the Company's sale of Kaman Music Corporation on December 31, 2007, resulted in an additional post-tax gain on disposal of discontinued operations of $0.5 million in 2008.
5. The Company sold substantially all assets and liabilities of the Distribution segment's Canadian operations on December 31, 2012. The results of these discontinued operations have been reported as such in the table above.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) is intended to provide readers of our consolidated financial statements with the perspectives of management. MD&A presents in narrative form information regarding our financial condition, results of operations, liquidity and certain other factors that may affect our future results. This should allow the readers of this report to obtain a comprehensive understanding of our businesses, strategies, current trends and future prospects. MD&A should be read in conjunction with the Consolidated Financial Statements and related Notes included in this Form 10-K.

OVERVIEW OF BUSINESS

Kaman Corporation is composed of two business segments:

- Distribution, the third largest power transmission/motion control industrial distributor in North America.
- Aerospace, a manufacturer and subcontractor in the international, commercial and military aerospace and defense markets.

Financial performance

- Net sales from continuing operations increased 7.8% compared to the prior year.
- Earnings from continuing operations increased 8.0% compared to the prior year.
- Diluted earnings per share from continuing operations, when compared to the prior year, increased 8.0% to $2.03.
- Cash flows provided by operating activities from continuing operations were $84.6 million for 2012, an increase of $40.7 million when compared to the prior year.
- Our Distribution segment had record annual sales from continuing operations of $1.0 billion.

Acquisitions completed during the year

- On August 31, 2012, we acquired substantially all of the assets and certain liabilities of Zeller Corporation ("Zeller") of Rochester, New York.
- On July 2, 2012, we acquired substantially all of the assets of Florida Bearings, Inc. ("FBI") of Miami, Florida.

Management Changes

- During the fourth quarter, Shawn G. Lisle was appointed Senior Vice President and General Counsel following the retirement of Candace A. Clark, the former Senior Vice President, Chief Legal Officer, and Secretary.
- During the fourth quarter, Richard S. Smith, Jr. was named Vice President, Deputy General Counsel and Secretary reporting to Mr. Lisle.
- During the first quarter, Greg T. Troy was appointed Senior Vice President - Human Resources, following the retirement of Lowell J. Hill, the former Senior Vice President - Human Resources.

Key events

- On February 23, 2012, we announced that our Distribution segment formed a strategic alliance with Wajax Industrial Components. We will join forces to compete for business-to-business and supply agreements with customers in multiple jurisdictions, providing an alternative to country-based supply agreements. The alliance will operate under the name Sourcepoint Industrial.
- We sold substantially all of the assets and liabilities of our Distribution segment's Canadian operations on December 31, 2012, and recorded a gain on the sale, net of tax, of $1.3 million.
- On December 18, 2012, we announced the Distribution segment's national distributor agreement with Schneider Electric ("Schneider"), a global specialist in energy management. The Distribution segment is now a distributor for Schneider's line of industrial automation and control products as well as select power control and protection products commonly used in motor control applications.
- During the fourth quarter, we recorded a net loss of $3.3 million associated with the resolution of an Aerospace segment program related matter.
- In the fourth quarter of 2012, we were awarded a $35.5 million commercial sales contract for our Joint Programmable Fuze ("JPF") from a foreign military.
- We delivered 7,104 fuzes under our JPF program with the U.S. Government during the fourth quarter of 2012, for a total of 27,535 for the year ended December 31, 2012.
- On November 20, 2012 we replaced our $275.0 million revolving credit facility with a $400.0 million revolving credit facility expiring on July 31, 2017. In addition, we replaced our $42.5 million four-year term loan with a $100.0 million term loan commitment expiring on July 31, 2017.

- During the third quarter, a definitive agreement was signed by Kaman Aerospace Group and Kineco Private Limited to form a manufacturing joint venture in Goa, India, Kineco Kaman Composites - India, which closed on November 1, 2012. We began limited operations during the fourth quarter. The newly formed company manufactures advanced composite structures for aerospace, medical and other industries.
- In July 2012, the U.S. Marine Corp approved the deployment extension of the Unmanned K-MAX®. This extension allows for K-MAX service in Afghanistan for an additional six months through March 2013, and includes an option to extend its time through September 2013.
- Through December 31, 2012, we have made cumulative payments of $33.1 million (AUD) to the Commonwealth of Australia in accordance with our settlement agreement related to the SH-2G(A) Helicopters. Of this amount, $6.3 million (AUD) was paid in 2012.
- In July 2012, we entered into a five-year contract with Aircelle to produce composite structures at our UK Composites facility.
- During the second quarter, we signed a long-term agreement ("LTA") for the next multi-year contract on the Sikorsky BLACK HAWK helicopter cockpit program, which will allow us to continue to perform work under this program through 2017.
- During the first quarter, we were awarded a $31.1 million order from the United States Air Force ("USAF") under Option 8 of our JPF program.
- On February 7, 2012, our common stock began trading on the New York Stock Exchange.

Outlook

As we look at 2013, we anticipate another year of progress toward our long-term goals, with growth in both our operating segments. We recognize that 2013 will present challenges for our business and anticipate that both reduced Department of Defense spending and declining industrial production will pose modest near term headwinds. We are closely monitoring the impact these matters could have on our results and believe we are prepared to manage through these issues. Our 2013 outlook is as follows:

- Distribution:
  - Sales of $1,080 million to $1,115 million, up 6.7% to 10.2% over 2012 (sales from continuing operations)
  - Operating margins of 5.2% to 5.6%
- Aerospace:
  - Sales of $620 million to $635 million, up 6.7% to 9.3% over 2012
  - Operating margins of 16.0% to 16.5%
- Interest expense of approximately $13.0 million
- Corporate expenses of approximately $50 million
- Estimated annualized tax rate of approximately 35%
- Capital expenditures of $40 million to $45 million
- Free cash flow of $35 million to $40 million

RESULTS OF CONTINUING OPERATIONS

Consolidated Results

Net Sales from Continuing Operations

In thousands	2012	2011	2010
Distribution	$ 1,012,059	$ 930,131	$ 813,416
Aerospace	580,769	547,403	486,516
Total	$ 1,592,828	$1,477,534	$ 1,299,932
$ change	$ 115,294	$ 177,602	$ 169,664
% change	7.8%	13.7%	15.0%

The increase in net sales from continuing operations for 2012 as compared to 2011 was attributable to an increase in organic sales at our Aerospace segment and the contribution of $106.5 million in sales from the acquisitions completed in 2012 and 2011, partially offset by lower organic sales at our Distribution segment. Foreign currency exchange rates had a $4.2 million unfavorable impact on sales from continuing operations during 2012.

The increase in net sales from continuing operations for 2011 as compared to 2010 was attributable to an increase in organic sales at both our segments and the contribution of $87.5 million in sales from the acquisitions completed in 2011 and 2010. Foreign currency exchange rates had a $2.6 million favorable impact on sales during 2011.

See Segment Results of Operations and Financial Condition below for further discussion of segment net sales.

Gross Profit from Continuing Operations

In thousands	**2012**	**2011**	**2010**
Gross profit	$ 441,973	$ 412,572	$ 353,137
$ change	29,401	59,435	50,949
% change	7.1%	16.8%	16.9%
% of net sales	27.7%	27.9%	27.2%

Gross profit from continuing operations increased in 2012 primarily due to the contribution of gross profit from our 2011 and 2012 acquisitions. The Distribution segment's organic gross profit slightly improved, despite the lower base sales. This was primarily due to increases in primary metal and fabricated metal manufacturing, nonmetallic mineral manufacturing and merchant wholesalers and durable goods, offset by declines in the food and beverage manufacturing industries, and the mining industry. The Aerospace segment had a slight decrease in gross profit due to the absence of commercial sales to foreign militaries of the JPF, lower shipments under our Sikorsky BLACK HAWK helicopter cockpit program due to lower customer requirements, a lower volume of work on our unmanned K-MAX aircraft system and $3.3 million in net loss resulting from the resolution of an Aerospace segment program related matter and lower sales volume for our legacy fuze programs. These decreases were mostly offset by higher sales volume related to our bearing product lines in the commercial and regional / business jet markets and increased sales volume of the JPF to the USG.

Gross profit from continuing operations increased in 2011 primarily due to organic increases in gross profit at both our segments and the contribution of gross profit from our 2010 and 2011 acquisitions. The organic increase in gross profit in our Distribution segment was primarily a result of higher sales volume compared to the prior year and higher gross margin rates despite increased competitive price pressures. The organic increase in gross profit in our Aerospace segment was due to increased sales volume related to our bearing product lines for the commercial and regional / business jet markets, commercial sales to foreign militaries of the JPF, the contribution of gross profit from the K-MAX® unmanned aircraft systems and the absence of program related losses recorded in 2010. These increases were partially offset by decreased gross profit resulting from fewer shipments under our JPF program to the USG, lower volume in our helicopter aftermarket programs and a reduction in C-17 program volume.

Selling, General & Administrative Expenses (S,G&A) from Continuing Operations

In thousands	**2012**	**2011**	**2010**
S,G&A	$ 349,030	$ 324,722	$ 289,019
$ change	24,308	35,703	29,087
% change	7.5%	12.4%	11.2%
% of net sales	21.9%	22.0%	22.2%

S,G&A expenses from continuing operations increased for 2012 as compared to 2011 due to $23.3 million of expenses related to our 2012 and 2011 acquisitions, an increase in organic expense at our Distribution segment and higher corporate expenses. The increase in expense at our Distribution segment was attributable to an increase in employee related costs including group health insurance, and an increase in expense associated with the implementation of the new ERP system. Corporate expense increased $7.3 million for 2012 as compared to 2011, with increases in our incentive compensation expense due to an increase in the number of participants, higher acquisition related costs, and the absence of the nonrecurring benefit of $2.4 million associated with the death of a former executive received in 2011. Partially offsetting these increases is an organic decrease in expense at our Aerospace segment. The lower expense at our Aerospace segment was primarily due to the absence of a $4.75 million expense associated with the settlement of the FMU-143 matter in 2011.

S,G&A increased for 2011 as compared to 2010 due to increased expenses in both of our segments, including $15.9 million of expenses related to our 2010 and 2011 acquisitions. The higher expense at our Distribution segment was attributable to acquisitions and an increase in variable costs such as sales commissions and other employee related costs resulting from the higher sales volume. The increase in expense at our Aerospace segment was primarily due to the additional expenses resulting from the 2010 acquisition of Global Aerosystems, our 2011 acquisition of Vermont Composites, $4.75 million in expense associated with the settlement of the FMU-143 matter and higher employee related costs. Corporate expense was relatively flat for 2011 as compared to 2010, with increases in our incentive compensation expense and group health insurance expense virtually offset by lower acquisition related costs, lower pension expense and a nonrecurring benefit of $2.4 million associated with the death of a former executive.

Goodwill Impairment

In thousands	**2012**	**2011**	**2010**
Goodwill impairment	$ —	$ —	$ 6,371

During the first quarter of 2010, we were informally notified by a customer of its intent to terminate a contract that had been obtained in our acquisition of U.K. Composites. No sales were recognized related to the contract in question during the year ended December 31, 2010. Throughout 2010, management worked with this customer to find an acceptable resolution and maintain the work there under. During the fourth quarter of 2010 we received a contract termination notice and, as a result, removed all future revenue and related profit associated with this contract from the reporting unit's projections when performing our annual test for impairment. This contract loss, in addition to a reduction in revenue for other programs, reduced the revenue and earnings growth forecast to levels below those anticipated at the reporting unit's acquisition in 2008, creating a situation in which Step 1 of the impairment analysis resulted in a fair value for the reporting unit below its carrying value. Upon completion of the Step 2 impairment analysis, we recorded a non-cash non-tax deductible goodwill impairment charge of $6.4 million (representing 17% of the total goodwill balance for the reporting unit) to reduce the carrying value of goodwill to its implied fair value. This charge was included in the operating results of our Aerospace segment.

Operating Income from Continuing Operations

In thousands	**2012**	**2011**	**2010**
Operating income	$ 92,838	$ 87,581	$ 58,195
$ change	5,257	29,386	16,845
% change	6.0%	50.5%	37.7%
% of net sales	5.8%	5.9%	4.5%

The increase in operating income from continuing operations for 2012 as compared to 2011 was driven by increases at both our segments. The increase in operating income for 2011 as compared to 2010 was primarily driven by a significant increase at our Distribution segment, offset slightly by a decrease at our Aerospace segment. See Segment Results of Operations and Financial Condition below for further discussion of segment operating income.

Interest Expense, Net

In thousands	2012	2011	2010
Interest expense, net	$ 12,185	$ 11,646	$ 3,403

Net interest expense generally consists of interest charged on the revolving credit facility and other borrowings and the amortization of debt issuance costs, offset by interest income. The increase in net interest expense for 2012 as compared to 2011 was primarily due to higher average borrowings under our revolving credit facility and a higher average interest rate for the period, partially offset by lower bank commitment fees and letter of credit fees. At December 31, 2012, the interest rate for outstanding amounts on both the revolving credit facility and term loan agreement was 1.75% compared to 1.68% at December 31, 2011.

The increases in net interest expense for 2011 as compared to 2010 were primarily due to the absence of the $6.6 million of look-back interest income received in 2010, interest expense on our convertible notes and higher amortization of capitalized fees, partly offset by lower interest rates on our revolving credit facility and lower average bank borrowings during the year.

Effective Income Tax Rate for Continuing Operations

	2012	2011	2010
Effective income tax rate	33.3%	34.5%	36.5%

The effective tax rate for continuing operations represents the combined federal, state and foreign tax effects attributable to pretax earnings for the year. The decrease in the effective rate for 2012 as compared to 2011 was due principally to the reversal of a liability for unrecognized tax benefits.

The decrease in the effective rate for 2011 as compared to 2010 was due to the non-cash non-tax deductible goodwill impairment charge of $6.4 million recorded by the Aerospace segment in 2010 and the receipt of non-taxable life insurance proceeds in 2011.

Gain on Disposal of Discontinued Operations, Net of Tax

The Company sold substantially all of the assets and liabilities of our Distribution segment's Canadian operations on December 31, 2012. The sale resulted in a net gain on disposal of discontinued operations of $1.3 million. See Note 2, *Discontinued Operations*, in the Notes to Consolidated Financial Statements included in this Form 10-K.

Other Matters

Information regarding our various environmental remediation activities and associated accruals can be found in Note 16, *Commitments and Contingencies*, in the Notes to Consolidated Financial Statements included in this Form 10-K.

SEGMENT RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Distribution Segment

Our Strategy

The primary strategies for the Distribution segment are to grow and improve margins both organically and through acquisitions, broaden and improve our product offerings in mechanical, electrical and fluid power, expand our geographic footprint in major industrial markets in order to enhance our position in the competition for regional and national accounts, and improve productivity and customer service through investments in technology and the effective integration of acquisitions.

Results of Operations

In thousands	2012	2011	2010
Net sales	$ 1,012,059	$ 930,131	$ 813,416
$ change	81,928	116,715	183,844
% change	8.8%	14.3%	29.2%
Operating income	$ 50,560	$ 46,894	$ 30,005
$ change	3,666	16,889	18,010
% change	7.8%	56.3%	150.2%
% of net sales	5.0%	5.0%	3.7%

Organic Sales Per Sales Day	2012 vs. 2011		2011 vs. 2010	
Net sales	$ 1,012,059	$930,131	$ 930,131	$ 813,416
Acquisition sales	85,272	1,626	53,917	—
Organic sales	$ 926,787	$928,505	$ 876,214	$ 813,416
Sales days	253	253	253	252
Organic sales per sales day [(a)]	$ 3,663	$ 3,670	$ 3,463	$ 3,228
% change	(0.2)%	13.7%	7.3%	29.7%

(a) Organic sales per sales day is a metric management uses to evaluate performance trends in its Distribution segment and is calculated by taking total organic sales divided by the number of sales days. An acquisition is included in organic sales beginning with the thirteenth month following the date of acquisition. See Management's Discussion and Analysis of Financial Condition and Results of Operations - Non-GAAP Financial Measures.

Net Sales

Net sales for 2012 increased as compared to 2011 due to the contribution of $85.3 million in sales for 2012 from our 2012 and 2011 acquisitions. The Distribution segment's organic sales decreased slightly from 2011. As a result of current economic conditions, the industries in which this segment operates experienced slower growth during 2012. Specifically, there were declines in the food and beverage manufacturing industries, mining industry and machinery manufacturing industry, mostly offset by increases in primary metal and fabricated metal manufacturing, nonmetallic mineral manufacturing and merchant wholesalers and durable goods.

Net sales for 2011 increased as compared to 2010 due to a 7.3% increase in organic sales, when measured on a same day sales basis, with our 2011 and 2010 acquisitions contributing $53.9 million in sales for 2011. The growth in organic sales was due to increases in sales volume to both Original Equipment Manufacturer ("OEM") and Maintenance, Repair and Operations ("MRO") customers and the impact of favorable foreign currency exchange rates for 2011 of $0.4 million.

Operating Income

Operating income increased during 2012 as compared to 2011 primarily due to the increased sales volume as a result of our 2012 and 2011 acquisitions. The increases were partially offset by an increase in employee related costs, including group health insurance, and an increase in expense associated with the implementation of our new ERP system.

Operating income increased during 2011 as compared to 2010 primarily due to the increased sales volume and the resulting impact on our ability to leverage operating costs, higher gross margin and the contribution of operating income from our 2011 acquisitions. The increases were partially offset by an increase in variable costs such as sales commissions and other employee related costs resulting from the higher sales volume.

Other Matters

Parker

We continue the process of implementing our national reseller agreement with Parker Hannifin Corporation ("Parker") hydraulics, fluid connectors and automation products via their select Tri-Motion distributors. We have made progress toward the conversion of several brands of fluid power products to Parker and will continue training initiatives in the coming quarters as we transition our customers' requirements. Sales of Parker branded products, when measured on a same store basis, were up 19.4% in 2012 as compared to the prior year; however, this growth has been more than offset by declines in the other fluid power brands. We believe our relationship with Parker is an important long-term marketing and strategic growth initiative for our Distribution segment.

Schneider

During the fourth quarter, the Distribution segment entered into a national distributor agreement with Schneider Electric, a global leader in electrical energy management. We will now distribute Schneider's line of industrial automation and control products commonly used in factory automation and motor control applications. As part of the agreement, Schneider will become the segment's primary line of AC drives, sensors, low voltage controls and automation. The deal also authorizes the sale of Schneider Electric Programmable Logic Controllers (PLCs), Human Machine Interfaces (HMIs) and signaling equipment. We expect to begin stocking these products at locations throughout the U.S. in the first quarter of 2013.

Enterprise Resource Planning System

In July 2012, we announced our decision to invest in a new enterprise-wide business system for our Distribution segment. The current anticipated total investment in the new system is approximately $45 million, which will be spread over a number of years. Of the total investment, approximately 75% will be capitalized. Depreciation and amortization of the capitalized cost is expected to begin in 2013 and increase over the following three to four years. In order to minimize disruptions to our ongoing operations we have developed a project plan that takes a phased approach to implementation and includes appropriate contingencies. During the year ended December 31, 2012, we incurred approximately $1.3 million of expense associated with the implementation of the new system.

Aerospace Segment

Our Strategy

Our strategy for the Aerospace segment is to expand our global market position in defense and commercial markets, while maintaining leadership in product technical performance and application engineering support, and continuing to concentrate on lean manufacturing techniques, lead time reduction and low cost sourcing.

Results of Operations

The following table presents selected financial data for our Aerospace segment:

In thousands	**2012**	**2011**	**2010**
Net sales	$ 580,769	$ 547,403	$ 486,516
$ change	33,366	60,887	(14,180)
% change	6.1%	12.5%	(2.8)%
Operating income	$ 89,142	$ 80,424	$ 67,151
$ change	8,718	13,273	(7,845)
% change	10.8%	19.8%	(10.5)%
% of net sales	15.3%	14.7%	13.8 %

Net Sales

Net sales increased for 2012 as compared to 2011 due to:

- increased shipments to the USG of the JPF;
- an increase in sales volume of our bearings products;
- the incremental contribution of sales from the acquisition of Vermont Composites in 2011;
- increased deliveries under our Boeing A-10 program;
- an increase in sales volume on our commercial composite programs;
- higher volume of sales on our K-MAX commercial spares and related parts programs;
- higher volume of sales on our Bell blade program;
- increased shipments on the Boeing 777 due to customer requested rate increases; and
- the receipt of $2.5 million related to the resolution of a program related matter during the fourth quarter.

These increases were partially offset by:

- lower commercial sales of the JPF to foreign militaries;
- lower shipments under our Sikorsky BLACK HAWK helicopter cockpit program due to lower customer requirements;
- a lower volume of work on our unmanned K-MAX aircraft system;
- a decrease in sales volume on our legacy fuze programs;
- a decrease in sales volume on our helicopter aftermarket programs, including the SH-2G(E) upgrade program, SH-2G spare parts to New Zealand and our blade erosion coating program;
- lower volume on our helicopter offload programs, specifically the phase-out of joining and installation work under the Sikorsky offload program;
- a decrease in engineering design services for commercial platforms primarily driven by customer requirements; and
- an unfavorable impact of currency exchange rate changes of $2.5 million.

Net sales increased for 2011 as compared to 2010 due to:

- an increase in sales volume on bearings products;
- the incremental contribution of sales from the acquisition of Global Aerosystems and Vermont Composites;
- work on the U.S. Naval Air Systems Command contract for K-MAX® unmanned aircraft systems;
- an increase in commercial sales of the JPF fuze to foreign militaries;
- higher volume on the Egypt SH-2G(E) upgrade program;
- an increase in sales volume on our legacy fuze programs; and
- changes in foreign currency exchange rates which favorably impacted sales by $2.3 million.

These increases were partially offset by:

- reduced shipments to the USG of the JPF fuze resulting from issues encountered during acceptance testing that interrupted production at various times throughout the year;
- reduced requirements under our Sikorsky BLACK HAWK helicopter cockpit program;
- reduced volume on our C-17 program; and
- lower volume on our helicopter after market programs, including blade erosion coating programs.

Operating Income

Operating income increased for 2012 as compared to 2011 due to:

- increased gross profit due to higher shipments of the JPF to the USG;
- increased gross profit due to higher sales volume on our bearings products primarily in the commercial, business/regional jet, helicopter and military markets;
- decreased SG&A costs, including the absence of costs associated with the settlement of the FMU-143 matter in 2011 and related legal fees;
- higher gross profit on our K-MAX commercial spares and related parts programs; and
- the incremental contribution of operating income from Vermont Composites.

These increases were partially offset by:

- lower commercial sales of the JPF to foreign militaries;
- lower gross profit on our legacy fuze programs;
- lower shipments under our Sikorsky BLACK HAWK programs due to reduced customer requirements;
- lower volume of work on our unmanned K-MAX aircraft system;
- lower volume of work on our helicopter aftermarket programs, including the SH-2G(E) upgrade program and sales of SH-2G spare parts to New Zealand;
- a net loss of $3.3 million related to the resolution of a program related matter; and
- additional losses recorded on the Sikorsky Canadian MH-92 helicopter program.

Operating income increased for 2011 as compared to 2010 due to:

- higher gross profit generated by our bearings products resulting from the increased sales volume noted above;
- contribution of gross profit from the K-MAX® unmanned aircraft systems;
- the absence of program related losses experienced in 2010 on the Sikorsky Canadian MH-92 program and on one of our fuze programs; and
- operating income contributed by Global Aerosystems and to a lesser extent Vermont Composites.

These increases were partially offset by $6.2 million in expense associated with the settlement of the FMU-143 matter and decreased gross profit on our helicopter aftermarket programs due to decreased volume and a decrease in gross profit on our JPF program as a result of the suspension of deliveries due to production issues encountered in the second half of 2011.

Long-Term Contracts

For long-term aerospace contracts, we generally recognize sales and income based on the percentage-of-completion method of accounting, which allows for recognition of revenue as work on a contract progresses. We recognize sales and profit based on either (1) the cost-to-cost method, in which sales and profit are recorded based upon the ratio of costs incurred to estimated total costs to complete the contract, or (2) the units-of-delivery method, in which sales are recognized as deliveries are made and cost of sales is computed on the basis of the estimated ratio of total cost to total sales.

Revenue and cost estimates for all significant long-term contracts for which revenue is recognized using the percentage-of-completion method of accounting are reviewed and reassessed quarterly. Based upon these reviews, we record the effects of adjustments in profit estimates each period. If at any time management determines that in the case of a particular contract total costs will exceed total contract revenue, we record a provision for the entire anticipated contract loss at that time. The net decrease in our operating income from changes in contract estimates totaled $4.7 million for the year ended December 31, 2012, $2.7 million for the year ended December 31, 2011, and $8.9 million for the year ended December 31, 2010. These decreases were primarily driven by cost growth on aerostructure assemblies and additional cost for our JPF program.

Backlog

In thousands	2012	2011	2010
Backlog	$ 531,923	$ 531,920	$ 532,630

The backlog balance remained consistent from 2011 to 2012; however, the composition of backlog changed. Backlog related to our JPF program decreased by $59.4 million, which was primarily offset by a $31.3 million increase in our UH-60 backlog and a $14.8 million increase in backlog for our commercial composites programs.

The backlog balance decreased slightly from 2010 to 2011. Vermont Composites, acquired in the fourth quarter of 2011, added $18.9 million to our December 31, 2011 backlog. This increase was offset by a $47.5 million reduction in the UH-60 backlog.

Major Programs/Product Lines

Defense Markets

A-10

The segment has contracted with Boeing to produce the wing control surfaces (inboard and outboard flaps, slats and deceleron assemblies) for the U.S. Air Force's A-10 fleet. This contract has a potential value of over $110.0 million; however, annual quantities will vary, as they are dependent upon the orders Boeing receives from the U.S. Air Force. Initial deliveries under this program began in the third quarter of 2010; however, our customer's scheduling changed and the timing of deliveries shifted. Full rate production for this program began during the fourth quarter of 2012. Approximately 24 ship sets were delivered in 2012.

Bearings

Our bearings products are included on military platforms manufactured in North America and Europe. These products are used as original equipment and/or specified as replacement parts by the manufacturers. The most significant portion of our military sales is derived from U.S. military platforms, such as the AH-64, C-17 and F/A-18 aircraft, and sales in Europe for the Typhoon program. These products are primarily proprietary self-lubricating, ball and roller bearings for aircraft flight controls, turbine engines, and landing gear and driveline couplings for helicopters.

BLACK HAWK

The Sikorsky BLACK HAWK helicopter cockpit program involves the manufacture of cockpits including the installation of all wiring harnesses, hydraulic assemblies, control pedals and sticks, seat tracks, pneumatic lines, and the composite structure that holds the windscreen for most models of the BLACK HAWK helicopter. During the year-ended December 31, 2012, we delivered 124 cockpits compared to 163 cockpits for the same period in 2011. The decline is due to a reduction in the requirements of our customer. On May 30, 2012, we signed a long-term agreement ("LTA") for the next multi-year contract for this program, which will allow us to continue to perform work under this program through 2017. Orders placed to date for the program will allow us to continue deliveries through 2013. Included in backlog at December 31, 2012 is $88.7 million for orders under this program.

The segment also performs additional subcontract work involving blade erosion coating on this aircraft. During the fourth quarter, this program was put on stop work by the customer, due to a supplier related matter.

AH-1Z

The segment manufactures cabins for the increased capability AH-1Z attack helicopter, which is produced by Bell Helicopter ("Bell") for the U.S. Marine Corps. The cabin is the largest and most complex airframe structure utilized in the final assembly of the AH-1Z helicopter and has not been manufactured new since 1995. We currently have $32.9 million in backlog for orders under this program; with potential follow-on options the program value could exceed $200.0 million. This program has experienced delays due to the complexity of the assembly. We have worked with our customer to resolve these issues and expect the first cabin delivery in the first half of 2013.

C-17

The segment continues production of structural wing subassemblies for the Boeing C-17. We have received orders under this program that will extend our work through the third quarter of 2013. During 2012, we delivered 11.5 ship sets. We expect to ship 10 ship sets in 2013.

Egypt SH-2G(E)

The segment continues work under a program for depot level maintenance and upgrades for nine Kaman SH-2G(E) helicopters originally delivered to the Egyptian government during the 1990s. This program has a total contract value of approximately $81.0 million. As of December 31, 2012, $7.0 million remains in backlog for this program.

FMU-152 – Joint Programmable Fuze ("JPF")

We manufacture the JPF, an electro-mechanical bomb safe and arming device, which allows the settings of a weapon to be programmed in flight. During 2009, we entered into a contract modification with the USAF for the award of Options 6, 7 and 8 under our multi-option JPF contract. Under Option 8, we were awarded a total of $79.2 million in JPF orders from the USAF for fuzes to be delivered in 2012 and 2013. Additionally, during the fourth quarter of 2012 we were awarded a $35.5 million commercial sales contract for JPF from a foreign military. Total JPF backlog at December 31, 2012, is $65.6 million.

A total of 7,104 fuzes passed acceptance testing and were delivered to our customer during the fourth quarter, for a total of 27,535 fuzes delivered in 2012. The product line continues to perform above contract requirements for lot acceptance and operational reliability has been in excess of 99%. We occasionally experience lot acceptance test failures due to the complexity of the product and the extreme parameters of the acceptance test. Given the maturity of the product, we now generally experience isolated failures, rather than systematic ones. As a result, identifying a root cause can take longer and result in less smooth delivery performance from quarter to quarter. Test failures did occur during 2012 and we worked closely with our customer to review our findings and ensure appropriate corrective actions were taken. We continue to perform lot acceptance testing on fuze components and we expect to deliver approximately 17,000 to 22,000 fuzes in 2013.

MH-92

The Sikorsky Canadian MH-92 helicopter program includes the manufacture and assembly of composite tail rotor pylons. This program has undergone numerous customer directed design changes that caused costs on this program to exceed the originally proposed price for the contract. During 2010, we finalized contract price negotiations for this program increasing the contract value from $6.0 million to approximately $11.0 million. Although we received additional consideration for this contract we were not able to recover all the anticipated cost growth and because the price was less than anticipated we recorded a $2.0 million contract loss during the third quarter of 2010. To date, we have recorded $8.0 million in contract losses, $1.2 million of which was recorded in 2012. As of December 31, 2012, we have nine units left to ship under this program.

Commercial Markets

777 / 767

In late 2007, we signed a seven-year follow-on contract with Boeing for the production of fixed wing trailing edge assemblies for the Boeing 777 and 767 aircraft. During 2012, on average we delivered 7 ship sets per month on the Boeing 777 platform and 2 ship sets per month on the Boeing 767. For 2013, we currently estimate deliveries on the 777 program to slightly increase while deliveries on the 767 will decline to approximately 1.5 ship sets per month. This multi-year contract has a potential value in excess of $100 million; however, annual quantities will vary, as they are dependent upon the orders Boeing receives from its customers.

Airbus

Our U.K. Composites operations provide composite components for many Airbus platforms. The most significant of these are the A320, A330, A340 and A350. Orders for all of these platforms are dependent on the customer's build rate. During 2012 we entered into a contract with Aircelle to produce composite structures for the A330 platform at our U.K. Composites facility. Additionally, we received an award letter in the fourth quarter for work on the A320neo platform. Final contract negotiations are in process.

Bearings

Our bearings products are included on commercial airliners and regional / business jets manufactured in North and South America, Europe and Asia and are used as original equipment and/or specified as replacement parts by airlines and aircraft manufacturers. These products are primarily proprietary self-lubricating, ball and roller bearings for aircraft flight controls, turbine engines, and landing gear, and driveline couplings for helicopters. The most significant portion of our commercial sales is derived from Boeing and Airbus platforms, such as the Boeing 737, 747, 777 and 787 and the Airbus A320, A330, A350 and A380.

Bell Helicopter

In September 2009, we were awarded a five-year contract with a potential value of $53.0 million to build composite helicopter blade skins and skin core assemblies for Bell Helicopter. Under the terms of the contract, we are providing 18 different assemblies for H1, 406, 407, 412, 427, 429, 430 and BA609 aircraft. All work is being performed at our full-service aerospace innovation and manufacturing support center in Bloomfield, Connecticut. First article deliveries to Bell's Hurst, Texas facility began in late 2009, with full production starting in the first quarter of 2010. Included in backlog at December 31, 2012 is $17.2 million for orders under this program. Annual quantities for this program will vary, as they are dependent upon the orders Bell receives from its customers.

Other Matters

SH-2G(I)

Negotiations regarding a potential sale of SH-2G(I) Super Seasprite Helicopters to the Government of New Zealand are in process. No investment decisions have been made by New Zealand at this time and we continue to market the eleven SH-2G(I) aircraft, spare parts and equipment to other potential customers.

Sequestration

The BCA enacted 10-year discretionary spending caps which are expected to generate over $1 trillion in savings for the U.S. Government, a substantial portion of which comes from DoD baseline spending reductions. On January 2, 2013, the ATRA was signed into law, which among other things effectively delayed the implementation of the automatic sequestration process by approximately two months and reduced the spending cuts that were scheduled to occur during 2013 in proportion to the delay. Although we cannot predict where these cuts will be made, we believe our portfolio of programs and product offerings are well positioned and will not be materially impacted by such proposed DoD budget cuts. We conducted a program by program review of our Aerospace segment to better assess the potential impact that sequestration may have on us, and our initial analysis, conducted during the fourth quarter of 2012, indicates that approximately $20 million to $25 million of revenue is at risk for 2013. While significant, this is less than one and a half percent of our anticipated consolidated revenue, and any decline is expected to be more than offset by increased sales on our commercial programs due to production rate increases at Boeing and Airbus, as well as increased revenues on the AH-1Z and A-10 programs.

For a discussion of other matters related to our Aerospace segment see Note 16, *Commitments and Contingencies*, in the Notes to Consolidated Financial Statements included in this Form 10-K.

LIQUIDITY AND CAPITAL RESOURCES

Discussion and Analysis of Cash Flows

We assess liquidity in terms of our ability to generate cash to fund working capital and investing and financing activities. Significant factors affecting liquidity include: cash flows generated from or used by operating activities, capital expenditures, investments in our business segments and their programs, acquisitions, divestitures, dividends, availability of future credit, adequacy of available bank lines of credit, and factors that might otherwise affect the company's business and operations generally, as described under the heading "Risk Factors" and "Forward-Looking Statements" in Item 1A of Part I of this Form 10-K.

We continue to rely upon bank financing as an important source of liquidity for our business activities including acquisitions. We believe this, when combined with cash generated from operating activities, will be sufficient to support our anticipated cash requirements for the foreseeable future. However, we may decide to raise additional debt or equity capital to support other business activities including potential future acquisitions. We anticipate our capital expenditures will be approximately $40.0 to $45.0 million in 2013, primarily related to machinery and equipment and information technology infrastructure.

In addition to our working capital requirements, one or more of the following items could have an impact on our liquidity during the next 12 months:

- The matters described in Note 16, *Commitments and Contingencies*, in the Notes to Consolidated Financial Statements, including;
  - the revenue sharing arrangement with the Commonwealth of Australia; and
  - the cost of existing environmental remediation matters;
- Required pension and Supplemental Employees' Retirement Plan ("SERP") contributions; or
- The extension of payment terms by our customers.

However, we do not believe any of these matters will lead to a shortage of capital resources or liquidity that would prevent us from continuing with our business operations as expected.

We regularly monitor credit market conditions to identify potential issues that may adversely affect, or provide opportunities for, the securing and/or pricing of additional financing, if any, that may be necessary to continue with our growth strategy and finance working capital requirements. This is evidenced by our new Credit Agreement entered into during the fourth quarter of 2012 and our $115.0 million issuance of convertible notes in November 2010.

Management regularly monitors its pension plan asset performance and the assumptions used in the determination of our benefit obligation, comparing them to actual performance. We continue to believe the assumptions selected are valid due to the long-term nature of our benefit obligation.

Pursuant to the terms of the revenue sharing agreement with the Commonwealth of Australia, we will share all proceeds from the resale of the SH-2G(I), formerly SH-2G(A), aircraft, spare parts, and equipment with the Commonwealth on a predetermined basis. Minimum payments of at least $39.5 million (AUD) must be made to the Commonwealth regardless of sales. Cumulative payments of $33.1 million (AUD) have been made through December 31, 2012. An additional payment of $6.4 million (AUD) must be paid on March 14, 2013, to the extent that cumulative payments have not yet reached $39.5 million (AUD) as of that date.

To secure these payments, we have provided the Commonwealth with an unconditional letter of credit, which is being reduced as such payments are made. As of December 31, 2012, the U.S. dollar value of the remaining $6.4 million (AUD) required payment was $6.7 million. See Note 6, *Derivative Financial Instruments*, in the Notes to Consolidated Financial Statements included in this Form 10-K, for further information.

A summary of our consolidated cash flows from continuing operations is as follows:

	2012	**2011**	**2010**	**12 vs. 11**	**11 vs. 10**
			(in thousands)		
Total cash provided by (used in):					
Operating activities	$ 84,580	$ 43,861	$ 36,763	$ 40,719	$ 7,098
Investing activities	(117,856)	(106,116)	(86,896)	(11,740)	(19,220)
Financing activities	39,640	45,473	65,389	(5,833)	(19,916)
Free Cash Flow[a]:					
Net cash provided by (used in) operating activities	$ 84,580	$ 43,861	$ 36,763	$ 40,719	$ 7,098
Expenditures for property, plant and equipment	(32,569)	(28,816)	(21,472)	(3,753)	(7,344)
Free cash flow	$ 52,011	$ 15,045	$ 15,291	$ 36,966	$ (246)

(a) Free Cash Flow, a non-GAAP financial measure, is defined as net cash provided by operating activities less expenditures for property plant and equipment, both of which are presented on our consolidated statements of cash flows. See Management's Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.

2012 vs. 2011

Net cash provided by operating activities of continuing operations increased $40.7 million in 2012 compared to 2011, primarily due to the following:

- increased net earnings, driven by increased operating income at both our segments.
- decreased contributions to the qualified pension plan; and
- decreases in our accounts receivable balances due to improved collections.

Net cash used in investing activities of continuing operations increased $11.7 million due to an increases in cash used for acquisitions and the purchase of property, plant and equipment, including the new ERP system at our Distribution segment. These increases were partially offset by the receipt of $8.7 million from the disposal of our Distribution segment's Canadian operations.

Net cash provided by financing activities of continuing operations decreased $5.8 million in 2012 compared to 2011. In 2012, we had net repayments under the former revolving credit agreement of $11.3 million, compared to net borrowings of $62.0 million in 2011. Additionally, we received proceeds of $100.0 million from the issuance of long-term debt in 2012 and had debt repayments $35.0 million on the term loan agreement

2011 vs. 2010

Net cash provided by operating activities increased $7.1 million in 2011 compared to 2010, primarily due to increased net earnings, driven by increased operating income at both our segments and a reduction in the amount of our pension contribution, partially offset by the first guaranteed payment to the Commonwealth of Australia, which was reduced by the receipt of cash from our counterparties upon settlement of Australian dollar foreign currency exchange contracts.

Net cash used in investing activities increased $19.2 million due to an increase in cash used for acquisitions and an increase in cash used for the purchase of property, plant and equipment.

Net cash provided by financing activities decreased $19.9 million in 2011 compared to 2010, primarily due to a reduction in borrowing and the use of cash to repurchase stock under our stock repurchase program.

Financing Arrangements

Credit Agreement

On November 20, 2012, the Company entered into a new Credit Agreement (the "Credit Agreement") with JPMorgan Chase Bank, N.A., as Administrative Agent, Bank of America, N.A. and RBS Citizens, N.A. as Co-Syndication Agents, J.P. Morgan Securities LLC ("J.P. Morgan Securities"), Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S") and RBS Citizens, N.A. as Joint Bookrunners and Joint Lead Arrangers, and the other lenders named therein (collectively, the "Lenders"), which expires on July 31, 2017. The Credit Agreement replaced our then existing $275.0 million Amended and Restated Revolving Credit Agreement and $42.5 million Second Amended and Restated Term Loan Credit Agreement.

The Credit Agreement provides a $400.0 million revolving credit facility under which we may issue letters of credit for our benefit and a $100.0 million term loan facility. The term loan commitment requires quarterly payments of principal (which commence on March 31, 2013) at the rate of $2.5 million with $55.0 million payable in the final quarter of the facility's term. We may increase the aggregate amount of each of the revolving credit facility and the term loan facility by up to $100.0 million in accordance with the terms of the Credit Agreement.

Interest rates on amounts outstanding under the Credit Agreement are variable. At December 31, 2012, the interest rate for the outstanding amounts on the Credit Agreement was 1.75%. At December 31, 2011, the interest rate for the outstanding amounts on our former revolving credit agreement and term loan agreement was 1.68%. In addition, we are required to pay a quarterly commitment fee on the unused revolving loan commitment amount at a rate ranging from 0.200% to 0.325% per annum, based on the Consolidated Senior Secured Leverage Ratio. Fees for outstanding letters of credit range from 0.200% to 0.325%, based on the Consolidated Senior Secured Leverage Ratio.

The financial covenants associated with the Credit Agreement include a requirement that (i) the ratio of Consolidated Senior Secured Indebtedness to Consolidated EBITDA, as defined in the Credit Agreement, cannot be greater than 3.50 to 1.00, (ii) the ratio of Consolidated Total Indebtedness to Consolidated EBITDA, as defined in the Credit Agreement, cannot be greater than 4.00 to 1.00, and (iii) the ratio of Consolidated EBITDA to to the sum of (a) all interest, premium payments, debt discounts, fees, charges and related expenses and (b) the portion of rent expense under capital leases that is treated as interest expense, as defined in the Credit Agreement, cannot be less than 4.00 to 1.00. The Company was in compliance with those financial covenants as of and for the quarter ended December 31, 2012, and management does not anticipate noncompliance in the foreseeable future.

Total average bank borrowings under our revolving credit facility and term loan facility during the year ended December 31, 2012, were $143.1 million compared to $57.4 million for the year ended December 31, 2011. As of December 31, 2012 and December 31, 2011, there was $331.1 million and $191.7 million available for borrowing, respectively, net of letters of credit. Letters of credit are generally considered borrowings for purposes of calculating available borrowings. A total of $14.6 million and $18.3 million in letters of credit was outstanding as of December 31, 2012 and December 31, 2011, respectively. At December 31, 2012 and December 31, 2011, $6.7 million and $13.1 million of our letters of credit, respectively, related to the guaranteed minimum payments to Australia in connection with the ownership transfer of the 11 SH-2G(A) helicopters (along with spare parts and associated equipment). The letter of credit balance will continue to be reduced as payments are made to Australia. The Company will make the final guaranteed minimum payment to Australia on March 14, 2013, if not before that date.

Convertible Notes

In November 2010, we issued convertible unsecured notes due on November 15, 2017 in the aggregate principal amount of $115.0 million in a private placement offering. These notes bear 3.25% interest per annum on the principal amount, payable semiannually in arrears on May 15 and November 15 of each year, beginning on May 15, 2011. Proceeds from the offering were $111.0 million, net of fees and expenses, which were capitalized. The notes will mature on November 15, 2017, unless earlier redeemed, purchased by us or converted, and are convertible into cash and, at our election, shares of our common stock based on an initial conversion rate, subject to adjustment, in certain circumstances. The conversion rate will be subject to adjustment in certain circumstances, but will not be adjusted for accrued and unpaid interest. Upon conversion, we will pay cash up to the aggregate principal amount of the notes and pay or deliver cash, shares of our common stock or a combination of cash and shares of our common stock, at our election, with respect to any remaining amounts due. Prior to May 15, 2017, the notes are convertible only in the following circumstances: (1) during any fiscal quarter commencing after April 1, 2011 and only during any such fiscal quarter, if the last reported sale price of our common stock was greater than or equal to 130% of the applicable conversion price for at least 20 trading days (whether or not consecutive) in the period of the 30 consecutive trading days ending on the last trading day of the previous fiscal quarter, (2) upon the occurrence of specified corporate transactions, or (3) during the five consecutive business-day period following any five consecutive trading-day period in which, for each day of that period, the trading price for the notes was less than 98% of the product of the last reported sale price of our common stock and the applicable conversion rate on such trading day. On and after May 15, 2017, until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert their notes at any time, regardless of the foregoing circumstances. Upon a change in control or termination of trading, holders of the notes may require us to repurchase all or a portion of their notes for cash at a repurchase price equal to 100% of the principal amount, plus any accrued and unpaid interest.

In connection with the offering, we entered into convertible note hedge transactions with affiliates of the initial purchasers of the notes. These transactions are intended to reduce the potential dilution to our shareholders upon any future conversion of the notes. The call options, which cost an aggregate $13.2 million, were recorded as a reduction of additional paid-in capital. We also entered into warrant transactions concurrently with the offering, pursuant to which we sold warrants to acquire up to approximately 3.4 million shares of our common stock to the same counterparties that entered into the convertible note hedge transactions. Proceeds received from the issuance of the warrants totaled approximately $1.9 million and were recorded as additional paid-in capital. The convertible note hedge and warrant transactions effectively increased the conversion price of the convertible notes.

During 2011, we increased the dividend paid to our shareholders. This resulted in an adjustment to the conversion rate for the convertible notes. The following table illustrates the conversion rate at each date:

	December 31, 2012	December 31, 2011
Convertible Notes		
Conversion Rate	29.5635	29.4923
Conversion Price	$ 33.83	$ 33.91
Contingent Conversion Price	$ 43.97	$ 44.08
Aggregate shares to be issued upon conversion	3,399,802	3,391,615
Warrants		
Warrant Price	$ 44.23	$ 44.34

The note payable principal balance at the date of issuance of $115.0 million was bifurcated into the debt component of $101.7 million and the equity component of $13.3 million. The difference between the note payable principal balance and the value of the debt component is being accreted to interest expense over a period of 7 years. The debt component was recognized at the present value of associated cash flows discounted using a 5.25% discount rate, the borrowing rate at the date of issuance for a similar debt instrument without a conversion feature. We recorded $0.5 million of debt issuance costs as on offset to additional paid-in capital. The balance, $3.1 million, is being amortized over the term of the notes.

Debt Issuance Costs

Total expense associated with the amortization of debt issuance costs for the years ended December 31, 2012 and 2011, was $1.3 million and $1.3 million, respectively. Total amortization expense for the year ended December 31, 2010 was $2.0 million, including the $0.6 million write-off of capitalized fees related to the former revolving credit agreement.

Interest Rate Swaps

During the first quarter of 2009, we entered into interest rate swap agreements for the purpose of hedging our eight quarterly variable-rate interest payments on the Term Loan Agreement due in 2010 and 2011. These interest rate swap agreements were designated as cash flow hedges. They were intended to manage interest rate risk associated with our variable-rate borrowings and minimize the impact on our earnings and cash flows of interest rate fluctuations attributable to changes in LIBOR rates. For the year ended December 31, 2011, we recorded $0.9 million of additional interest expense associated with the interest rate swap agreement. As of December 31, 2011, these interest rate swap agreements had all matured.

Other Sources/Uses of Capital

Pension

We contributed $10.0 million to the qualified pension plan and $1.6 million to the SERP during 2012. In 2011, we contributed $19.6 million to the qualified pension plan and $4.4 million to the SERP. We plan to contribute $10.0 million to the qualified pension plan and $2.3 million to the SERP in 2013.

Acquisitions

The Company invested the following in acquisitions:

	For the year ended December 31,		
	2012	2011	2010
In thousands			
Cash paid for acquisitions completed during the year	$ 74,465	$ 75,500	$ 65,102
Cash paid for holdback payments during the year	12,307	1,460	—
Earnout and other payments during the year	1,205	712	1,447
Total investment	$ 87,977	$ 77,672	$ 66,549

We contractually committed to spend $76.8 million for the two acquisitions completed in 2012 and $79.7 million for acquisitions completed in 2011. Both of the 2012 acquisitions are included in our Distribution segment. As of December 31, 2012, we have $1.0 million remaining that represents holdback provisions related to 2012 acquisitions and $2.3 million remaining that represents holdback provisions related to 2011 acquisitions, to be paid in future periods. We anticipate that we will continue to identify and evaluate potential acquisition candidates, the purchase of which may require the use of additional capital.

Stock Repurchase Plan

In November 2000, our Board of Directors approved a replenishment of our stock repurchase program, providing for repurchase of an aggregate of 1.4 million common shares for use in administration of our stock plans and for general corporate purposes. During 2012, there were no shares repurchased under this program. There were 165,632 shares repurchased at an average price of $28.48 during 2011 under this program. At December 31, 2012, approximately 1.0 million shares remained authorized for repurchase under this program.

NON-GAAP FINANCIAL MEASURES

Management believes that the non-GAAP (Generally Accepted Accounting Principles) measures used in this report on Form 10-K provide investors with important perspectives into our ongoing business performance. We do not intend for the information to be considered in isolation or as a substitute for the related GAAP measures. Other companies may define the measures differently. We define the non-GAAP measures used in this report and other disclosures as follows:

Organic Sales per Sales Day

Organic sales per sales day is defined as GAAP "Net sales from the Distribution segment" less sales derived from acquisitions completed during the preceding twelve months divided by the number of sales days in a given period. Sales days are the number of business days that the Distribution segment's branch locations were open for business and exclude weekends and holidays. Management believes sales per sales day provides investors with an important perspective on how net sales may be impacted by the number of days the segment is open for business. Management uses organic sales per sales day as a measurement to compare periods in which the numbers of sales days differ.

Free Cash Flow

Free cash flow is defined as GAAP "Net cash provided by (used in) operating activities" less "Expenditures for property, plant & equipment", both of which are presented in our Condensed Consolidated Statements of Cash Flows. Management believes free cash flow provides an important perspective on the cash available for dividends to shareholders, debt repayment, and acquisitions after making capital investments required to support ongoing business operations and long-term value creation. Free cash flow does not represent the residual cash flow available for discretionary expenditures as it excludes certain mandatory expenditures such as repayment of maturing debt. Management uses free cash flow internally to assess both business performance and overall liquidity.

CONTRACTUAL OBLIGATIONS AND OFF-BALANCE SHEET ARRANGEMENTS

Contractual Obligations

The following table summarizes certain of the Company's contractual obligations as of December 31, 2012:

	Payments due by period (in millions)				
Contractual Obligations	Total	Within 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt	$ 154.3	$ 10.0	$ 20.0	$ 124.3	$ —
Convertible notes	115.0	—	—	115.0	—
Interest payments on debt (a)	37.0	8.8	13.5	12.4	2.3
Operating leases	57.8	20.5	25.2	10.5	1.6
Purchase obligations (b)	125.6	106.6	18.7	0.3	—
Other long-term obligations (c)	58.6	16.3	18.6	7.2	16.5
Planned funding of pension and SERP (d)	22.0	12.3	1.5	3.6	4.6
Payments to the Commonwealth of Australia (e)	6.7	6.7	—	—	—
Total	$ 577.0	$ 181.2	$ 97.5	$ 273.3	$ 25.0

Note: For more information refer to Note 11, *Debt*; Note 16, *Commitments and Contingencies*; Note 15, *Other Long-Term Liabilities*; Note 14, *Pension Plans*, and Note 13, *Income Taxes* in the Notes to Consolidated Financial Statements included in this Form 10-K.

(a) Interest payments on debt are calculated based on the applicable rate and payment dates for each instrument. For variable-rate instruments, interest rates and payment dates are based on management's estimate of the most likely scenarios for each relevant debt instrument.

(b) This category includes purchase commitments to suppliers for materials and supplies as part of the ordinary course of business, consulting arrangements and support services. Only obligations in the amount of at least $50,000 are included.

(c) This category includes obligations under the Company's long-term incentive plan, deferred compensation plan, environmental liabilities, acquisition holdbacks and unrecognized tax benefits.

(d) This category includes planned funding of the Company's SERP and qualified defined benefit pension plan. Projected funding for the qualified defined benefit pension plan beyond one year has not been included as there are several significant factors, such as the future market value of plan assets and projected investment return rates, which could cause actual funding requirements to differ materially from projected funding.

(e) The Company is actively engaged in efforts to resell the former Australia SH-2G(A) (now designated the SH-2G(I)) aircraft, spare parts and equipment to other potential customers. Pursuant to the terms of its revenue sharing agreement with the Commonwealth of Australia, the Company will share all proceeds from the resale of the aircraft, spare parts, and equipment with the Commonwealth on a predetermined basis, and total payments of at least $39.5 million (AUD) must be made to the Commonwealth regardless of sales. Cumulative payments of $33.1 million (AUD) have been made through December 31, 2012. An additional payment of $6.4 million (AUD) must be paid on March 14, 2013, to the extent that cumulative payments have not yet reached $39.5 million (AUD) as of that date.

Off-Balance Sheet Arrangements

The following table summarizes the company's off-balance sheet arrangements:

	Payments due by period (in millions)				
	Total	Within 1 year	1-3 years	3-5 years	More than 5 years
Acquisition earn-out [1]	$ 0.2	$ 0.2	$ —	$ —	$ —
Total	$ 0.2	$ 0.2	$ —	$ —	$ —

(1) The obligation to pay earn-out amounts depends upon the attainment of specific milestones for KPP Orlando, an operation acquired in 2002.

The company currently maintains $14.6 million in outstanding standby letters of credit under the Credit Agreement. Of this amount, $6.7 million is related to the guaranteed minimum payments to Australia in connection with the ownership transfer of the 11 SH-2G(A) helicopters (along with spare parts and associated equipment).

CRITICAL ACCOUNTING ESTIMATES

Our significant accounting policies are outlined in Note 1 to the Consolidated Financial Statements included in this Form 10-K. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses and related disclosures based upon historical experience, current trends and other factors that management believes to be relevant. We are also responsible for evaluating the propriety of our estimates, judgments, and accounting methods as new events occur. Actual results could differ from those estimates. Management periodically reviews the Company's critical accounting policies, estimates, and judgments with the Audit Committee of our Board of Directors. The most significant areas currently involving management judgments and estimates are described below.

Long-Term Contracts

Methodology

For long-term aerospace contracts, we generally recognize sales and income based on the percentage-of-completion method of accounting, which allows for recognition of revenue as work on a contract progresses. We recognize sales and profit based upon either (1) the cost-to-cost method, in which sales and profit are recorded based upon the ratio of costs incurred to estimated total costs to complete the contract, or (2) the units-of-delivery method, in which sales are recognized as deliveries are made and cost of sales is computed on the basis of the estimated ratio of total cost to total sales.

Management performs detailed quarterly reviews of all of our significant long-term contracts. Based upon these reviews, we record the effects of adjustments in profit estimates each period. If at any time management determines that in the case of a particular contract total costs will exceed total contract revenue, we record a provision for the entire anticipated contract loss at that time.

Judgment and Uncertainties

The percentage-of-completion method requires that we estimate future revenues and costs over the life of a contract. Revenues are estimated based upon the original contract price, with consideration being given to exercised contract options, change orders and in some cases projected customer requirements. Contract costs may be incurred over a period of several years, and the estimation of these costs requires significant judgment based upon the acquired knowledge and experience of program managers, engineers, and financial professionals. Estimated costs are based primarily on anticipated purchase contract terms, historical performance trends, business base and other economic projections. The complexity of certain programs as well as technical risks and uncertainty as to the future availability of materials and labor resources could affect the company's ability to accurately estimate future contract costs.

Effect if Actual Results Differ From Assumptions

While we do not believe there is a reasonable likelihood there will be a material change in estimates or assumptions used to calculate our long-term revenues and costs, estimating the percentage of work complete on certain programs is a complex task. As a result, changes to these estimates could have a significant impact on our results of operations. These programs include the Sikorsky Canadian MH-92 program, the Sikorsky BLACK HAWK program, the JPF program, the Boeing A-10 program, our Bell Helicopter programs and several other programs. Estimating the ultimate total cost of these programs is challenging due to the complexity of the programs, the increase in production of new programs, the nature of the materials needed to complete these programs, change orders related to the programs and the need to manage our customers' expectations. These programs are an important element in our continuing strategy to increase operating efficiencies and profitability as well as broaden our business base. Management continues to monitor and update program cost estimates quarterly for these contracts. A significant change in an estimate on one or more of these programs could have a material effect on our financial position and results of operations. The net decrease in our operating income from changes in contract estimates totaled $4.7 million for the year ended December 31, 2012, $2.7 million for the year ended December 31, 2011, and $8.9 million for the year ended December 31, 2010.

Allowance for Doubtful Accounts

Methodology	*Judgment and Uncertainties*	*Effect if Actual Results Differ From Assumptions*
The allowance for doubtful accounts represents management's best estimate of probable losses inherent in the receivable balance. These estimates are based on known past due amounts and historical write-off experience, as well as trends and factors impacting the credit risk associated with specific customers. In an effort to identify adverse trends for trade receivables, we perform ongoing reviews of account balances and the aging of receivables. Amounts are considered past due when payment has not been received within a pre-determined time frame based upon the credit terms extended. For our government and commercial contracts, we evaluate, on an ongoing basis, the amount of recoverable costs. The recoverability of costs is evaluated on a contract-by-contract basis based upon historical trends of payments, program viability and the customer's credit-worthiness.	Write-offs are charged against the allowance for doubtful accounts only after we have exhausted all collection efforts. Actual write-offs and adjustments could differ from the allowance estimates due to unanticipated changes in the business environment as well as factors and risks associated with specific customers.	As of December 31, 2012 and 2011, our allowance for doubtful accounts was $3.1 million and $3.3 million, respectively. Receivables written off, net of recoveries, in 2012 and 2011 were $1.2 million and $1.9 million, respectively. Currently we do not believe that we have a significant amount of risk relative to the allowance for doubtful accounts. A 10% change in the allowance would have a $0.3 million effect on pre-tax earnings.

Inventory Valuation

Methodology	*Judgment and Uncertainties*	*Effect if Actual Results Differ From Assumptions*
We have four types of inventory (a) merchandise for resale, (b) contracts in process, (c) other work in process, and (d) finished goods. Merchandise for resale is stated at the lower of the cost of the inventory or its fair market value. Contracts in process, other work in process and finished goods are valued at production cost comprised of material, labor and overhead, including general and administrative expenses on certain government contracts. Contracts in process, other work in process, and finished goods are reported at the lower of cost or net realizable value. We include raw material amounts in the contracts in process and other work in process balances. Raw material includes certain general stock materials but primarily relates to purchases that were made in anticipation of specific programs that have not been started as of the balance sheet date. The total amount of raw material included in these in process amounts was less than 5% of the total inventory balance as of both December 31, 2012 and 2011.	The process for evaluating inventory obsolescence or market value often requires the company to make subjective judgments and estimates concerning future sales levels, quantities and prices at which such inventory will be sold in the normal course of business. We adjust our inventory by the difference between the estimated market value and the actual cost of our inventory to arrive at net realizable value. Changes in estimates of future sales volume may necessitate future write-downs of inventory value. The K-MAX® inventory balance, consisting of work in process and finished goods, was $18.0 million as of December 31, 2012. We believe that it is stated at net realizable value, although lack of demand for spare parts in the future could result in additional write-downs of the inventory value. Overall, management believes that our inventory is appropriately valued and not subject to further obsolescence in the near term. On February 12, 2009, we completed the transfer of title to the 11 Australian SH-2G(A) Super Seasprite helicopters, including related inventory and equipment. At December 31, 2012, $52.6 million of SH-2G(I), formerly SH-2G(A), inventory was included in contracts and other work in process inventory. We believe there is market potential for these aircraft and we are actively marketing them to interested potential customers; however, a significant portion of this inventory will be sold after December 31, 2013, based upon the time needed to market the aircraft and prepare them for sale.	Inventory valuation at our Distribution segment generally requires less subjective management judgment than the valuation of certain inventory in the Aerospace segment. Management reviews the K-MAX® inventory balance on an annual basis to determine whether any additional write-downs are necessary. If such a write down were to occur, this could have a significant impact on our operating results. A 10% write down of the December 31, 2012, inventory balance would have affected pre-tax earnings by approximately $1.8 million in 2012. Management reviewed the SH-2G(I) inventory balance at December 31, 2012, to determine that no write-down was necessary. If such a write down were to occur, this could have a significant impact on our operating results. A 10% write down of the December 31, 2012, inventory balance would have affected pre-tax earnings by approximately $5.3 million in 2012.

Goodwill and Other Intangible Assets

Methodology

Goodwill and certain intangible assets that have indefinite lives are evaluated at least annually for impairment. The annual evaluation is generally performed during the fourth quarter, using forecast information. All intangible assets are also reviewed for possible impairment whenever changes in conditions indicate that their carrying value may not be recoverable.

In accordance with generally accepted accounting principles, we test goodwill for impairment at the reporting unit level. The identification and measurement of goodwill impairment involves the estimation of fair value of the reporting unit as compared to its carrying value. In the Distribution segment, this testing is conducted at the segment level as no components represent reporting units. In the Aerospace segment, testing is conducted at a level one level below the segment level, and components are not aggregated for purposes of goodwill testing.

The carrying value of goodwill as of December 31, 2012, was $96.2 million and $95.9 million for the Distribution and Aerospace segments, respectively. The Aerospace specific reporting units contributing to the total goodwill balance were as follows: KPP-Orlando, $29.3 million; RWG, $7.2 million; Kaman Engineering Services, $8.5 million; VT Composites, $18.8 million; and UK Composites, $32.0 million. See Note 9, Goodwill and Other Intangible Assets, Net, in the Notes to Consolidated Financial Statements for additional information regarding these assets. The carrying value of other intangible assets as of December 31, 2012, was $49.8 million and $43.1 million for the Distribution and Aerospace segments, respectively.

Judgment and Uncertainties

In determining whether events or circumstances indicated it was necessary to perform the two-step goodwill impairment test, management considered the following qualitative factors; general economic conditions in the markets served by the reporting units carrying goodwill, relevant industry-specific performance statistics, changes in the carrying value of the individual reporting units, and assumptions used in the most recent fair value calculation, including forecasted results of operations, the weighted average cost of capital and recent transaction multiples.

The results of management's assessment indicated that we were required to complete the two-step test for VT Composites and U.K. Composites. In all other cases, evidence suggested that the fair value of the reporting units substantially exceeded their carrying value.

Management estimated the fair value of the two reporting units using an income methodology based on management's estimates of forecasted cash flows, with those cash flows discounted to present value using rates commensurate with the risks of those cash flows. In addition, management used a market-based valuation method involving analysis of market multiples of revenues and earnings before interest, taxes, depreciation and amortization ("EBITDA") for (i) a group of comparable public companies and (ii) recent transactions, if any, involving comparable companies. Assumptions used by management were similar to those that would be used by market participants performing valuations of our reporting units.

In performing our test we used an assumed terminal growth rate of 3.5% for these reporting units. The discount rate utilized to reflect the risk and uncertainty in the financial markets and specifically in our internally developed earnings projections ranged from 13.0% - 15.0% for these reporting units. Changes in these estimates and assumptions could materially affect the results of our tests for goodwill impairment.

Effect if Actual Results Differ From Assumptions

For the reporting units subject to the two-step goodwill test, management performed a sensitivity analysis relative to the discount rate and growth rate selected. We performed the step-one test for these units and the percentage by which the fair value exceeds the carrying value is 11.5% for VT Composites and 15.7% for U.K. Composites. A decrease of 1% in our terminal growth rates or an increase of 1% in our discount rates would not result in a fair value calculation less than the carrying value for either reporting unit. Additionally, a 10% decrease in the fair value of these reporting units also would not have resulted in fair value calculations less than the carrying values. As with all assumptions, there is an inherent level of uncertainty and actual results that are different could have a material impact on our fair value. For example, multiples for similar type reporting units could deteriorate due to changes in technology or a downturn in economic conditions. A reduction in customer demand would impact our assumed growth rate resulting in a reduced fair value. Potential events or circumstances could have a negative effect on the estimated fair value. The loss of a major customer or program would have a significant impact on the future cash flows of the reporting unit. Advances in technology by our competitors could result in our products becoming obsolete.

We do not currently believe there is a reasonable likelihood that there will be a material change in estimates or assumptions used to test goodwill and other intangible assets for impairment losses. However, if actual results are not consistent with our estimates or assumptions, we may be exposed to an impairment charge that could be material.

Long-Term Incentive Programs

Methodology

The Company maintains a Stock Incentive Plan, which provides for share-based payment awards, including non-statutory stock options, restricted stock, stock appreciation rights, and long-term incentive program (LTIP) awards. We determine the fair value of our non-qualified stock option awards at the date of grant using a Black-Scholes model. We determine the fair value of our restricted share awards at the date of grant using an average of the high and low market price of our stock.

LTIP awards provide certain senior executives an opportunity to receive award payments, generally in cash. For each performance cycle, the Company's financial results are compared to the Russell 2000 indices for the same periods based upon the following: (a) average return on total capital, (b) earnings per share growth and (c) total return to shareholders. No awards will be payable unless the Company's performance is at least in the 25th percentile of the designated indices. The maximum award is payable if performance reaches the 75th percentile of the designated indices. Awards for performance between the 25th and 75th percentiles are determined by straight-line interpolation. Awards will be paid out at 100% at the 50th percentile.

In order to estimate the liability associated with LTIP awards, management must make assumptions as to how our current performance compares to current Russell 2000 data based upon the Russell 2000's historical results. This analysis is performed on a quarterly basis. When sufficient Russell 2000 data for a year is available, which typically will not be until May or June of the following year, management will adjust the liability to reflect its best estimate of the total award. Actual results could differ significantly from management's estimates. The total estimated liability as of December 31, 2012, was $12.4 million.

Judgment and Uncertainties

Option-pricing models and generally accepted valuation techniques require management to make assumptions and to apply judgment to determine the fair value of our awards. These assumptions and judgments include estimating the future volatility of our stock price, expected dividend yield, future employee turnover rates and future employee stock option exercise behaviors. Changes in these assumptions can materially affect the fair value estimate.

Our long-term incentive plan requires management to make assumptions regarding the likelihood of achieving long-term Company goals as well as estimate the impact the Russell 2000 results may have on our accrual.

Effect if Actual Results Differ From Assumptions

We do not currently believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions we use to determine stock-based compensation expense. However, if actual results are not consistent with our estimates or assumptions, we may be exposed to changes in stock-based compensation expense that could be material.

If actual results are not consistent with the assumptions used, the stock-based compensation expense reported in our financial statements may not be representative of the actual economic cost of the stock-based compensation. A 10% change in our stock-based compensation expense for the year ended December 31, 2012, would have affected pre-tax earnings by approximately $0.6 million in 2012. Due to the timing of availability of the Russell 2000 data, there is a risk that the amount we have recorded as LTIP expense could be different from the actual payout. A 10.0 percentage point increase in the total performance factor earned for our LTIP would result in a reduction of 2012 pretax earnings of $1.2 million.

Pension Plans

Methodology

We maintain a qualified defined benefit pension, as well as a non-qualified Supplemental Employees Retirement Plan (SERP), for certain key executives. See Note 14, *Pension Plans*, in the Notes to Consolidated Financial Statements included in this Form 10-K for further discussion of these plans.

Expenses and liabilities associated with each of these plans are determined based upon actuarial valuations. Integral to these actuarial valuations are a variety of assumptions including expected return on plan assets and discount rate. We regularly review these assumptions, which are updated at the measurement date, December 31st. In accordance with generally accepted accounting principles, the impact of differences between actual results and the assumptions are accumulated and generally amortized over future periods, which will affect expense recognized in future periods.

Judgment and Uncertainties

The discount rate represents the interest rate used to determine the present value of future cash flows currently expected to be required to settle the pension obligation. For 2012, management reviewed the Citigroup Pension Discount Curve and Liability Index to determine the continued appropriateness of our discount rate assumptions. This index was designed to provide a market average discount rate to assist plan sponsors in valuing the liabilities associated with postretirement obligations. Additionally, we reviewed the changes in the general level of interest rates since the last measurement date noting that overall rates had decreased when compared with 2011.

Based upon this information, we used a 3.70% discount rate as of December 31, 2012, for the qualified defined benefit pension plan. This rate takes into consideration the participants in our pension plan and the anticipated payment stream as compared to the Citigroup Index and rounds the results to the nearest fifth basis point. For the SERP, we used the same methodology as the pension plan and derived a discount rate of 2.85% in 2012 for the benefit obligation. The difference in the discount rates is primarily due to the expected duration of SERP payments, which is shorter than the anticipated duration of benefit payments to be made to the average participant in the pension plan. The qualified defined benefit pension plan and SERP used discount rates of 4.20% and 3.55% at December 31, 2011, respectively, for purposes of calculating the benefit obligation.

The expected long-term rate of return on plan assets represents the average rate of earnings expected on the funds invested to provide for anticipated benefit payments. The expected return on assets assumption is developed based upon several factors. Such factors include current and expected target asset allocation, our historical experience of returns by asset class type, a risk premium and an inflation estimate.

Effect if Actual Results Differ From Assumptions

A lower discount rate increases the present value of benefit obligations and increases pension expense. A one percentage point decrease in the assumed discount rate would have increased pension expense in 2012 by $7.8 million. A one percentage point increase in the assumed discount rate would have decreased pension expense in 2012 by $6.6 million.

A lower expected rate of return on pension plan assets would increase pension expense. For 2012, the expected rate of return on plan assets was reduced to 7.5% from 8.0%. The reduction was primarily driven by the changes in the allocation targets of our investments during the year. A one-percentage point increase/ decrease in the assumed return on pension plan assets assumption would have changed pension expense in 2012 by approximately $5.1 million. During 2012 the actual return on pension plan assets was significantly higher than our expected rate of return on pension plan assets of 7.5%.

Income Taxes

Methodology	*Judgment and Uncertainties*	*Effect if Actual Results Differ From Assumptions*
Tax laws in certain of our operating jurisdictions require items to be reported for tax purposes at different times than the items are reflected in our financial statements. One example of such temporary differences is depreciation expense. Other differences are permanent, such as expenses that are never deductible on our tax returns, an example being a charge related to the impairment of goodwill. Temporary differences create deferred tax assets and liabilities. Deferred tax assets generally represent items that can be used as tax deductions or credits in our tax returns in future years for which we have already recorded the tax benefit in our financial statements. Deferred tax liabilities generally represent tax expense recognized in our financial statements for which payment is not yet due or the realized tax benefit of expenses we have already reported in our tax returns, but have not yet recognized as expense in our financial statements. As of December 31, 2012, we had recognized $63.6 million of deferred tax assets, net of valuation allowances. The realization of these benefits is dependent in part on future taxable income. For those U.S. states where the expiration of tax loss or credit carryforwards or the projected operating results indicates that realization is not likely, a valuation allowance is provided.	Management believes that sufficient income will be earned in the future to realize deferred income tax assets, net of valuation allowances recorded. The realization of these deferred tax assets can be impacted by changes to tax laws or statutory tax rates and future taxable income levels. Our effective tax rate on earnings from continuing operations was 33.3% for 2012. Our effective tax rate is based on expected or reported income or loss, statutory tax rates, and tax planning opportunities available to us in the various jurisdictions in which we operate. Significant judgment is required in determining our effective tax rate and in evaluating our tax positions. We establish reserves when, despite our belief that our tax return positions are valid and defensible, we believe that certain positions may not prevail if challenged. We adjust these reserves in light of changing facts and circumstances, such as the progress of a tax audit or changes in tax legislation. Our effective tax rate includes the impact of reserve provisions and changes to reserves that we consider appropriate. This rate is then applied to our quarterly operating results. In the event that there is a significant unusual or one-time item recognized in our operating results, the tax attributable to that item would be separately calculated and recorded at the same time as the unusual or one-time item.	We do not anticipate a significant change in our unrecognized tax benefits within the next twelve months. We file tax returns in numerous U.S. and foreign jurisdictions, with returns subject to examination for varying periods, but generally back to and including 2007. It is our policy to record interest and penalties on unrecognized tax benefits as income taxes. A one percent increase/decrease in our tax rate would affect our 2012 earnings by $0.8 million.

Environmental Costs

Methodology	*Judgment and Uncertainties*	*Effect if Actual Results Differ From Assumptions*
Our operations are subject to environmental regulation by federal, state and local authorities in the United States and regulatory authorities with jurisdiction over our foreign operations. As a result, we have established and update, as necessary, policies relating to environmental standards of performance for our operations worldwide. When we become aware of an environmental risk, we perform a site study to ascertain the potential magnitude of contamination and the estimated cost of remediation. This cost is accrued using a reasonable discount factor based on the estimated future cost of remediation. We continually evaluate the identified environmental issues to ensure the time to complete the remediation and the total cost of remediation are consistent with our initial estimate. If there is any change in the cost and/or timing of remediation, the accrual is adjusted accordingly.	Environmental costs are accrued when it is probable that a liability has been incurred and the amount can be reasonably estimated. The most likely cost to be incurred is accrued based on an evaluation of currently available facts with respect to each individual site, including existing technology, current laws and regulations and prior remediation experience. Liabilities with fixed or readily determinable payment dates are discounted. We believe that expenditures necessary to comply with the present regulations governing environmental protection will not have a material effect upon our competitive position, consolidated financial position, results of operations or cash flows.	At December 31, 2012, amounts accrued for known environmental remediation costs were $12.8 million. A 10% change in this accrual would have impacted pre-tax earnings by $1.3 million. Further information about our environmental costs is provided in Note 10, *Environmental Costs*, in the Notes to Consolidated Financial Statements.

RECENT ACCOUNTING STANDARDS

A summary of recent accounting standards is included in Note 1, *Summary of Significant Accounting Policies*, in the Notes to Consolidated Financial Statements, included in Item 8, Financial Statements and Supplementary Data, of this Form 10-K.

SELECTED QUARTERLY FINANCIAL DATA

2012	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total Year
	(in thousands, except per share amounts)				
Net sales	$ 383,719	$ 400,226	$ 409,567	$ 399,316	$ 1,592,828
Gross profit	$ 104,600	$ 113,832	$ 114,069	$ 109,472	$ 441,973
Earnings from continuing operations	$ 9,092	$ 16,118	$ 14,784	$ 13,934	$ 53,928
Earnings (loss) from discontinued operations, net of tax	$ 311	$ 361	$ 198	$ (1,096)	$ (226)
Gain on disposal of discontinued operations, net of tax	$ —	$ —	$ —	$ 1,323	$ 1,323
Net earnings	$ 9,403	$ 16,479	$ 14,982	$ 14,161	$ 55,025
Basic earnings per share:					
From continuing operations	$ 0.35	$ 0.61	$ 0.56	$ 0.52	$ 2.04
From discontinued operations	$ 0.01	$ 0.01	$ 0.01	$ (0.04)	$ (0.01)
From disposal of discontinued operations	$ —	$ —	$ —	$ 0.05	$ 0.05
Basic earnings per share	$ 0.36	$ 0.62	$ 0.57	$ 0.53	$ 2.08
Diluted earnings per share:					
From continuing operations	$ 0.35	$ 0.61	$ 0.55	$ 0.52	$ 2.03
From discontinued operations	$ 0.01	$ 0.01	$ 0.01	$ (0.04)	$ (0.01)
From disposal of discontinued operations	$ —	$ —	$ —	$ 0.05	$ 0.05
Diluted earnings per share	$ 0.36	$ 0.62	$ 0.56	$ 0.53	$ 2.07

2011	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total Year
	(in thousands, except per share amounts)				
Net sales	$ 372,641	$ 379,787	$ 351,271	$ 373,835	$ 1,477,534
Gross profit	$ 103,254	$ 104,947	$ 100,285	$ 104,086	$ 412,572
Earnings from continuing operations	$ 13,916	$ 13,566	$ 12,710	$ 9,736	$ 49,928
Earnings from discontinued operations, net of tax	$ 276	$ 461	$ 255	$ 222	$ 1,214
Gain on disposal from discontinued operations, net of tax	$ —	$ —	$ —	$ —	$ —
Net earnings	$ 14,192	$ 14,027	$ 12,965	$ 9,958	$ 51,142
Basic earnings per share:					
From continuing operations	$ 0.53	$ 0.51	$ 0.48	$ 0.37	$ 1.90
From discontinued operations	$ 0.01	$ 0.02	$ 0.01	$ 0.01	$ 0.05
From disposal of discontinued operations	$ —	$ —	$ —	$ —	$ —
Basic earnings per share	$ 0.54	$ 0.53	$ 0.49	$ 0.38	$ 1.95
Diluted earnings per share:					
From continuing operations	$ 0.53	$ 0.51	$ 0.48	$ 0.37	$ 1.88
From discontinued operations	$ 0.01	$ 0.02	$ 0.01	$ 0.01	$ 0.05
From disposal of discontinued operations	$ —	$ —	$ —	$ —	$ —
Diluted earnings per share	$ 0.54	$ 0.53	$ 0.49	$ 0.38	$ 1.93

Included within certain annual results are a variety of unusual or significant adjustments that may affect comparability. The most significant of such adjustments are described below as well as within Management's Discussion and Analysis of Financial Condition and Results of Operations and the Notes to Consolidated Financial Statements. Additionally, due to the nature of the earnings per share calculation, the sum of quarterly earnings per share data may not equal the cumulative earnings per share data for the year.

Nonrecurring items within the 2012 quarterly results are as follows: fourth quarter, $3.3 million of net loss related to the resolution of a program related matter and $1.3 million gain on the sale of substantially all of the assets and liabilities of the Distribution segment's Canadian operations.

Nonrecurring items within the 2011 quarterly results are as follows: fourth quarter, $6.2 million in expense related to the settlement of the FMU-143 matter; first quarter, the non-recurring benefit of $2.4 million resulting from the death of a former executive.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We have various market risk exposures that arise from our ongoing business operations. Market risk is the potential economic loss that may result from adverse changes in the fair value of financial instruments. Our financial results are impacted by changes in interest rates, certain foreign currency exchange rates and commodity prices.

Foreign Currencies

We have manufacturing, sales, and distribution facilities in various locations throughout the world. As a result, we make investments and conduct business transactions denominated in various currencies, including the U.S. dollar, the British pound, the European euro, the Canadian dollar, the Mexican peso, and the Australian dollar. Total annual foreign sales from continuing operations, including foreign export sales, averaged approximately $173.1 million over the last three years. More than half of our foreign sales are to Europe or Canada. Foreign sales from continuing operations represented 13.4% of consolidated net sales from continuing operations in 2012. We estimate a hypothetical 10% adverse change in foreign currency exchange rates relative to the U.S dollar for 2012 would have had an unfavorable impact of $9.9 million on sales and a $0.5 million unfavorable impact on operating income. We manage foreign currency exposures that are associated with committed foreign currency purchases and sales and other assets and liabilities created in the normal course of business at the subsidiary operations level. Sometimes we may, through the use of forward contracts, hedge the price risk associated with committed and forecasted foreign denominated payments and rates. Historically the use of these forward contracts has been minimal. We do not use derivatives for speculative or trading purposes.

On February 12, 2009, (the Transfer Date) we completed the transfer of ownership of the 11 SH-2G(A) Super Seasprite helicopters (along with spare parts and associated equipment) to the Company. Pursuant to the terms of its revenue sharing agreement with the Commonwealth of Australia, the Company will share all proceeds from the resale of the aircraft, spare parts, and equipment with the Commonwealth on a predetermined basis, and total payments of at least $39.5 million (AUD) must be made to the Commonwealth regardless of sales. Cumulative payments of $33.1 million (AUD) have been made through December 31, 2012. An additional payment of $6.4 million (AUD) must be paid on March 14, 2013, to the extent that cumulative payments have not yet reached $39.5 million (AUD) as of that date. During 2008, we entered into forward contracts for the purpose of hedging $36.5 million (AUD) of the $39.5 million (AUD) required payments. See Note 6, *Derivative Financial Instruments*, in the Notes to Consolidated Financial Statements for further discussion.

Interest Rates

Our primary exposure to interest rate risk results from our outstanding debt obligations. The level of fees and interest charged on revolving credit commitments and borrowings are based upon leverage levels and market interest rates.

Our principal debt facilities are a credit agreement that provides a $400.0 million revolving credit facility and a $100.0 million term loan commitment. Both these agreements were entered into on November 20, 2012, and expire on July 31, 2017. Total average bank borrowings for 2012 were $143.1 million. The impact of a hypothetical 100 basis point increase in the interest rates on our average bank borrowings would have resulted in a $1.2 million increase in interest expense. Changes in market interest rates would impact interest rates on these facilities.

In November 2010, we issued $115.0 million convertible unsecured senior notes due on November 15, 2017, in a private placement offering. These notes bear 3.25% interest per annum on the principal amount, payable semiannually in arrears on November 15 and May 15 of each year, beginning on May 15, 2011 and have an effective interest rate of 5.25%.

From time to time we will enter into interest rate swap contracts for the purpose of securing a fixed interest-rate on our variable interest-rate borrowings. These contracts allow us to create certainty related to the future cash flows as it relates to fluctuations in LIBOR rates and the impact they have on interest payments on our variable rate debt.

Commodity Prices

We are exposed to volatility in the price of raw materials used in certain manufacturing operations as well as a variety of items procured by our distribution business. These raw materials include, but are not limited to, aluminum, titanium, nickel, copper and other specialty metals. We manage our exposure related to these price changes through strategic procurement and sales practices.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Kaman Corporation:

We have audited the accompanying consolidated balance sheets of Kaman Corporation and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2012. We also have audited Kaman Corporation's internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Kaman Corporation's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Controls Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on Kaman Corporation's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Kaman Corporation and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles. Also in our opinion, Kaman Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Kaman Corporation and subsidiaries acquired Zeller Corporation and Florida Bearings, Inc. (collectively "the acquired companies") during 2012, and management excluded from its assessment of the effectiveness of Kaman Corporation and subsidiaries' internal control over financial reporting as of December 31, 2012, the acquired companies' internal control over financial reporting associated with total assets of 7% and total revenues of 1% in the consolidated financial statements of Kaman Corporation and subsidiaries as of and for the year ended December 31, 2012. Our audit of internal control over financial reporting of Kaman Corporation and subsidiaries also excluded an evaluation of the internal control over financial reporting of the acquired companies.

/s/ KPMG LLP

Hartford, Connecticut
February 25, 2013

CONSOLIDATED BALANCE SHEETS
KAMAN CORPORATION AND SUBSIDIARIES
(In thousands, except share and per share amounts)

	December 31, 2012	December 31, 2011
Assets		
Current assets:		
Cash and cash equivalents	$ 16,593	$ 14,985
Accounts receivable, net	180,798	190,081
Inventories	367,385	339,846
Deferred income taxes	25,835	25,018
Income taxes receivable	—	527
Other current assets	27,434	29,645
Total current assets	618,045	600,102
Property, plant and equipment, net of accumulated depreciation of $149,696 and $142,657, respectively	128,669	111,895
Goodwill	192,046	153,267
Other intangible assets, net	92,913	73,816
Deferred income taxes	42,905	38,434
Other assets	22,415	18,884
Total assets	$ 1,096,993	$ 996,398
Liabilities and Shareholders' Equity		
Current liabilities:		
Notes payable	$ 21	$ 1,685
Current portion of long-term debt	10,000	5,000
Accounts payable – trade	113,143	106,025
Accrued salaries and wages	35,869	35,766
Current portion of amount due to Commonwealth of Australia	6,659	6,487
Other accruals and payables	55,368	62,748
Income taxes payable	2,892	987
Total current liabilities	223,952	218,698
Long-term debt, excluding current portion	249,585	198,522
Deferred income taxes	5,150	6,827
Underfunded pension	148,703	135,829
Due to Commonwealth of Australia, excluding current portion	—	6,566
Other long-term liabilities	49,410	56,885
Commitments and contingencies	—	—
Shareholders' equity:		
Preferred stock, $1 par value, 200,000 shares authorized; none outstanding	—	—
Common stock, $1 par value, 50,000,000 shares authorized; voting; 26,881,257 and 26,495,828 shares issued, respectively	26,881	26,496
Additional paid-in capital	122,522	109,584
Retained earnings	399,473	361,389
Accumulated other comprehensive income (loss)	(121,590)	(117,946)
Less 277,473 and 258,424 shares of common stock, respectively, held in treasury, at cost	(7,093)	(6,452)
Total shareholders' equity	420,193	373,071
Total liabilities and shareholders' equity	$ 1,096,993	$ 996,398

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
KAMAN CORPORATION AND SUBSIDIARIES
(In thousands, except per share amounts)

	For the Year Ended December 31,		
	2012	**2011**	**2010**
Net sales	$ 1,592,828	$ 1,477,534	$ 1,299,932
Cost of sales	1,150,855	1,064,962	946,795
Gross profit	441,973	412,572	353,137
Selling, general and administrative expenses	349,030	324,722	289,019
Goodwill impairment	—	—	6,371
Net (gain)/loss on sale of assets	105	269	(448)
Operating income from continuing operations	92,838	87,581	58,195
Interest expense, net	12,185	11,646	3,403
Other (income) expense, net	(175)	(339)	(1,075)
Earnings from continuing operations before income taxes	80,828	76,274	55,867
Income tax expense	26,900	26,346	20,386
Earnings from continuing operations	$ 53,928	$ 49,928	$ 35,481
Earnings (loss) from discontinued operations, net of taxes	(226)	1,214	130
Gain on disposal of discontinued operations, net of taxes	1,323	—	—
Total earnings from discontinued operations	1,097	1,214	130
Net earnings	55,025	51,142	35,611
Earnings per share:			
Basic earnings per share from continuing operations	$ 2.04	$ 1.90	$ 1.37
Basic earnings per share from discontinued operations	(0.01)	0.05	—
Basic earnings per share from disposal of discontinued operations	0.05	—	—
Basic earnings per share	$ 2.08	$ 1.95	$ 1.37
Diluted earnings per share from continuing operations	$ 2.03	$ 1.88	$ 1.36
Diluted earnings per share from discontinued operations	(0.01)	0.05	—
Diluted earnings per share from disposal of discontinued operations	0.05	$ —	—
Diluted earnings per share	$ 2.07	$ 1.93	$ 1.36
Average shares outstanding:			
Basic	26,425	26,246	25,928
Diluted	26,622	26,500	26,104
Dividends declared per share	$ 0.64	$ 0.60	$ 0.56

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
KAMAN CORPORATION AND SUBSIDIARIES
(In thousands)

	For the Year Ended December 31,		
	2012	2011	2010
Net earnings	$ 55,025	$ 51,142	$ 35,611
Other comprehensive income, net of tax:			
Foreign currency translation adjustments	4,850	(2,485)	(4,555)
Change in unrealized loss on derivative instruments, net of tax benefit (expense) of $33, $(308), and $87, respectively	(54)	502	(142)
Pension plan adjustments, net of tax benefit (expense) of $4,967, $18,157, and $(15,378), respectively	(8,440)	(29,507)	25,152
Total comprehensive income	$ 51,381	$ 19,652	$ 56,066

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
KAMAN CORPORATION AND SUBSIDIARIES
(In thousands, except share amounts)

	Common Stock		Additional Paid-In	Retained	Accumulated Other Comprehensive	Treasury Stock		Total Shareholders'
	Shares	$	Capital	Earnings	Income (Loss)	Shares	$	Equity
Balance at December 31, 2009	25,817,477	$ 25,817	$ 89,624	$ 304,927	$ (106,911)	51,000	$ (557)	$ 312,900
Net earnings	—	—	—	35,611	—	—	—	35,611
Other comprehensive income	—	—	—	—	20,455	—	—	20,455
Dividends	—	—	—	(14,538)	—	—	—	(14,538)
Stock awards issued, net of tax expense of $341	168,510	169	2,386	—	—	12,130	(309)	2,246
Equity component of convertible notes issuance (See Note 11), net of tax expense of $5,065	—	—	8,264	—	—	—	—	8,264
Proceeds from issuance of warrants (See Note 11)	—	—	1,886	—	—	—	—	1,886
Purchase of call options on convertible notes (See Note 11), net of tax benefit of $5,026	—	—	(8,199)	—	—	—	—	(8,199)
Equity issuance costs, net of tax benefit of $177	—	—	(290)	—	—	—	—	(290)
Share-based compensation expense	105,080	105	4,232	—	—	1,819	(2)	4,335
Balance at December 31, 2010	26,091,067	$ 26,091	$ 97,903	$ 326,000	$ (86,456)	64,949	$ (868)	$ 362,670
Net earnings	—	—	—	51,142	—	—	—	51,142
Other comprehensive income	—	—	—	—	(31,490)	—	—	(31,490)
Dividends	—	—	—	(15,753)	—	—	—	(15,753)
Purchase of treasury shares	—	—	—	—	—	192,093	(5,583)	(5,583)
Stock awards issued, net of tax expense of $779	233,527	234	5,225	—	—	—	—	5,459
Share-based compensation expense	171,234	171	6,456	—	—	1,382	(1)	6,626
Balance at December 31, 2011	26,495,828	$ 26,496	$ 109,584	$ 361,389	$ (117,946)	258,424	$ (6,452)	$ 373,071
Net earnings	—	—	—	55,025	—	—	—	55,025
Other comprehensive income	—	—	—	—	(3,644)	—	—	(3,644)
Dividends	—	—	—	(16,941)	—	—	—	(16,941)
Purchase of treasury shares	—	—	—	—	—	21,343	(733)	(733)
Stock awards issued, net of tax expense of $883	291,037	291	7,160	—	—	(9,571)	99	7,550
Share-based compensation expense	94,392	94	5,778	—	—	7,277	(7)	5,865
Balance at December 31, 2012	26,881,257	$ 26,881	$ 122,522	$ 399,473	$ (121,590)	277,473	$ (7,093)	$ 420,193

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
KAMAN CORPORATION AND SUBSIDIARIES
(In thousands)

	For the Year Ended December 31,		
	2012	2011	2010
Cash flows from operating activities:			
Earnings from continuing operations	$ 53,928	$ 49,928	$ 35,481
Adjustments to reconcile earnings from continuing operations to net cash provided by (used in) operating activities of continuing operations:			
Depreciation and amortization	28,383	23,168	20,461
Accretion of convertible notes discount	1,738	1,679	172
Change in allowance for doubtful accounts	(382)	(495)	581
Net (gain) loss on sale of assets	105	269	(448)
Goodwill impairment	—	—	6,371
Change in amount Due to Commonwealth of Australia, net of gain (loss) on derivative instruments	(427)	279	(1,012)
Stock compensation expense	5,865	6,806	4,458
Excess tax (expense) benefit from share-based compensation arrangements	(883)	(779)	(341)
Deferred income taxes	(1,210)	5,472	12,855
Changes in assets and liabilities, excluding effects of acquisitions/divestitures:			
Accounts receivable	27,105	(2,970)	(18,595)
Inventories	(21,289)	(12,502)	(19,773)
Income tax receivable	527	1,893	(2,420)
Other current assets	4,619	6,861	(653)
Accounts payable-trade	1,688	1,358	11,151
Other accrued expenses and payables	(16,114)	(19,798)	14,468
Income taxes payable	(576)	42	(4,285)
Pension liabilities	56	(14,150)	(22,690)
Other long-term liabilities	1,447	(3,200)	982
Net cash provided by (used in) operating activities of continuing operations	84,580	43,861	36,763
Net cash provided by (used in) operating activities of discontinued operations	(3,610)	982	593
Net cash provided by (used in) operating activities	80,970	44,843	37,356
Cash flows from investing activities:			
Proceeds from sale of assets	348	355	1,103
Proceeds from sale of discontinued operations	8,743	—	—
Expenditures for property, plant & equipment	(32,569)	(28,816)	(21,472)
Acquisition of businesses including earn out adjustments, net of cash received	(87,977)	(77,672)	(66,549)
Other, net	(6,401)	17	22
Cash provided by (used in) investing activities of continuing operations	(117,856)	(106,116)	(86,896)
Cash provided by (used in) investing activities of discontinued operations	(8)	(16)	(34)
Cash provided by (used in) investing activities	(117,864)	(106,132)	(86,930)
Cash flows from financing activities:			
Net borrowings (repayments) under revolving credit agreements	(11,348)	62,021	(13,200)
Borrowings under Term Loan Facility	100,000	—	—
Debt repayment	(35,000)	(5,000)	(5,000)
Proceeds from issuance of convertible notes	—	—	115,000
Proceeds from issuance of warrants	—	—	1,886
Purchase of call options related to convertible notes	—	—	(13,225)
Net change in book overdraft	(2,698)	4,372	(1,951)
Proceeds from exercise of employee stock awards	7,550	5,458	2,555
Purchase of treasury shares	(733)	(5,583)	—
Dividends paid	(16,882)	(15,199)	(14,501)
Debt issuance costs	(2,132)	(715)	(5,878)
Windfall tax (expense) benefit	883	779	341
Other	—	(660)	(638)
Cash provided by (used in) financing activities of continuing operations	39,640	45,473	65,389
Cash provided by (used in) financing activities of discontinued operations	(1,067)	(1,094)	(80)
Cash provided by (used in) financing activities	38,573	44,379	65,309
Net increase (decrease) in cash and cash equivalents	1,679	(16,910)	15,735
Effect of exchange rate changes on cash and cash equivalents	(71)	(337)	(1,510)
Cash and cash equivalents at beginning of period	14,985	32,232	18,007
Cash and cash equivalents at end of period	$ 16,593	$ 14,985	$ 32,232

See accompanying notes to consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Kaman Corporation, headquartered in Bloomfield, Connecticut, was incorporated in 1945 and is a diversified company that conducts business in the aerospace and distribution markets. Kaman Corporation reports information for itself and its subsidiaries (collectively, the "Company") in two business segments, Distribution and Aerospace.

Basis of Presentation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. Certain amounts in prior year financial statements and notes thereto have been reclassified to conform to current year presentation.

Use of Estimates

The preparation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Significant items subject to such estimates and assumptions include the carrying amount of property, plant and equipment, goodwill and other intangible assets; valuation allowances for receivables, inventories and income taxes; valuation of share-based compensation and vendor incentives; assets and obligations related to employee benefits; estimates of environmental remediation costs; and accounting for long-term contracts including claims. Actual results could differ from those estimates.

Foreign Currency Translation

The Company has certain operations outside the United States that prepare financial statements in currencies other than the U.S. dollar. For these operations, results of operations and cash flows are translated using the average exchange rate throughout the period. Assets and liabilities are generally translated at end of period rates. The gains and losses associated with these translation adjustments are included as a component of accumulated other comprehensive income (loss) in shareholders' equity.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade accounts receivable. The carrying amounts of these items as well as trade accounts payable and notes payable approximate fair value due to the short-term maturity of these instruments. At December 31, 2012 and 2011, no individual customer accounted for more than 10% of consolidated accounts receivable or consolidated net sales. Foreign sales from continuing operations were approximately 13.4%, 11.1% and 10.9% of the company's net sales in 2012, 2011 and 2010, respectively, and are concentrated in the United Kingdom, Germany, Mexico, New Zealand, Australia and Asia.

Additional Cash Flow Information

Non-cash investing activities in 2012 include an accrual of $3.1 million for purchases of property and equipment. Non-cash financing activities in 2012 include an adjustment to other comprehensive income related to the underfunding of the pension and SERP plans and changes in the fair value of derivative financial instruments that qualified for hedge accounting. The total adjustment was $8.2 million, net of tax of $5.0 million. Non-cash investing activities in 2011 include an accrual of $5.4 million for purchases of property and equipment. Non-cash financing activities in 2011 include an adjustment to other comprehensive income related to the underfunding of the pension and SERP plans and changes in the fair value of derivative financial instruments that qualified for hedge accounting. The total adjustment was $29.0 million, net of tax of $17.8 million. Non-cash financing activities in 2010 include an adjustment to other comprehensive income related to the underfunding of the pension and SERP plans and changes in the fair value of derivative financial instruments that qualified for hedge accounting. The total adjustment was $25.0 million, net of tax of $15.3 million. The Company describes its pension obligations in more detail in Note 14, *Pension Plans*.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

Sales and estimated profits under long-term contracts are generally recognized using the percentage-of-completion method of accounting, using as a measurement basis either the ratio that costs incurred bear to estimated total costs (after giving effect to estimates of costs to complete based upon most recent information for each contract) or units-of-delivery. Reviews of contracts are made routinely throughout their lives and the impact of revisions in profit estimates are recorded in the accounting period in which the revisions are made. Any anticipated contract losses are charged to operations when first indicated. In cases where we have multiple contracts with a single customer, each contract is generally treated as a separate profit center and accounted for as such. Except in the case of contracts accounted for using the cost-to-cost method of percentage of completion accounting, revenues are recognized when the product has been shipped or delivered, depending upon when title and risk of loss have passed. For certain U.S. government contracts delivery is deemed to have occurred when work is substantially complete and acceptance by the customer has occurred by execution of a Material Inspection and Receiving Report, DD Form 250 or Memorandum of Shipment.

Sales contracts are initially reviewed to ascertain if they involve multiple element arrangements. If such an arrangement exists and there is no evidence of stand-alone value for each element of the undelivered items, recognition of sales for the arrangement is deferred until all elements of the arrangement are delivered and risk of loss and title have passed. For elements that do have stand-alone value or contracts that are not considered multiple element arrangements, sales and related costs of sales are recognized as services are performed or when the product has been shipped or delivered depending upon when title and risk of loss have passed.

Pre-contract costs incurred for items such as materials or tooling for anticipated contracts are included in inventory if recovery of such costs is considered probable. Thereafter, if the Company determines it will not be awarded an anticipated contract and the associated pre-contract costs cannot be applied to another program the costs are expensed immediately. Learning or start-up costs incurred in connection with existing or anticipated follow-on contracts are charged to the existing contract unless the terms of the contract permit recovery of these costs over a specific contractual term and provide for reimbursement if the contract is canceled. As of December 31, 2012 and 2011, approximately $1.7 million and $0.9 million, respectively, of pre-contract costs were included in inventory, which, in both cases, represented less than 1% of total inventory.

If it is probable that a claim with respect to change orders will result in additional contract revenue and the amount of such additional revenue can be reliably estimated, then the additional contract revenue is considered in our accounting for the program, but only if the contract provides a legal basis for the claim, the additional costs were unforeseen and not caused by deficiencies in our performance, the costs are identifiable and reasonable in view of the work performed and the evidence supporting the claim is objective and verifiable. If these requirements are met, the claim portion of the program is accounted for separately to ensure revenue from the claim is recorded only to the extent claim related costs have been incurred; accordingly, no profit with respect to such costs is recorded until the change order is formally approved. If these requirements are not met, the forecast of total contract cost at completion (which is used to calculate the gross margin rate) for the basic contract is increased to include all incurred and anticipated claim related costs.

Recognition of sales not accounted for under the cost-to-cost method of percentage of completion accounting occurs when the sales price is fixed, collectability is reasonably assured and the product's title and risk of loss has transferred to the customer. The Company includes freight costs charged to customers in net sales and the correlating expense as a cost of sales. Sales tax collected from customers is excluded from net sales in the accompanying Consolidated Statements of Operations.

Cost of Sales and Selling, General and Administrative Expenses

Cost of sales includes costs of products and services sold (i.e., purchased product, raw material, direct labor, engineering labor, outbound freight charges, depreciation and amortization, indirect costs and overhead charges). Selling expenses primarily consist of advertising, promotion, bid and proposal, employee payroll and corresponding benefits and commissions paid to sales and marketing personnel. General and administrative expenses primarily consist of employee payroll including executive, administrative and financial personnel and corresponding benefits, incentive compensation, independent research and development, consulting expenses, warehousing costs, depreciation and amortization. Legal costs are expensed as incurred and are generally included in general and administrative expenses. The Aerospace segment includes general and administrative expenses as an element of program cost and inventory for certain government contracts.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cost of Sales and Selling, General and Administrative Expenses - Continued

Certain inventory related costs, including purchasing costs, receiving costs and inspection costs, for the Distribution segment are not included in the cost of sales line item. For the years ended December 31, 2012, 2011 and 2010, $3.0 million, $2.0 million and $2.1 million, respectively, of such costs are included in general and administrative expenses.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits and short-term cash investments. These investments are liquid in nature and have original maturities of three months or less. Book overdraft positions, which occur when total outstanding issued checks exceed available cash balances at a single financial institution at the end of a reporting period, are reclassified to accounts payable within the consolidated balance sheets. At December 31, 2012 and 2011, the Company had book overdrafts of $15.1 million and $17.8 million, respectively, classified in accounts payable.

Accounts Receivable

The Company has three types of accounts receivable: (a) Trade receivables, which consist of amounts billed and currently due from customers; (b) U.S. Government contracts, which consist of (1) amounts billed, and (2) costs and accrued profit – not billed; and (c) Commercial and other government contracts, which consist of (1) amounts billed, and (2) costs and accrued profit – not billed.

The allowance for doubtful accounts reflects management's best estimate of probable losses inherent in the trade accounts receivable and billed contracts balance. Management determines the allowance based on known troubled accounts, historical experience, and other currently available evidence.

Inventories

Inventory of merchandise for resale is stated at cost (using the average costing method) or market, whichever is lower. Contracts and other work in process and finished goods are valued at production cost represented by raw material, labor and overhead. Initial tooling and startup costs may be included, where applicable. Contracts and other work in process and finished goods are not reported at amounts in excess of net realizable values. The Company includes raw material amounts in the contracts in process and other work in process balances. Raw material includes certain general stock materials but primarily relates to purchases that were made in anticipation of specific programs for which production has not been started as of the balance sheet date. The total amount of raw material included in these work in process amounts is less than 5% of the total inventory balance.

Property, Plant and Equipment

Property, plant and equipment is recorded at cost. Depreciation is computed primarily on a straight-line basis over the estimated useful lives of the assets. The estimated useful lives for buildings range from 15 to 30 years and for leasehold improvements range from 5 to 20 years, whereas machinery, office furniture and equipment generally have useful lives ranging from 3 to 10 years. At the time of retirement or disposal, the acquisition cost of the asset and related accumulated depreciation are eliminated and any gain or loss is credited to or charged against income.

Long-lived assets, such as property, plant, and equipment, and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by an asset to the carrying value of the asset. If the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

Maintenance and repair items are charged against income as incurred, whereas renewals and betterments are capitalized and depreciated.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Goodwill and Other Intangible Assets

Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in a purchase business combination and is reviewed for impairment at least annually.

Accounting Standards Codification Topic 350, "Intangibles - Goodwill and Other", (ASC 350) permits the assessment of qualitative factors to determine whether events and circumstances lead to the conclusion that it is necessary to perform the two-step goodwill impairment test required under ASC 350.

Under the first step of the two-step test, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the enterprise must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit's goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill.

Fair value of the reporting unit is determined using an income methodology based on management's estimates of forecasted cash flows for each business unit, with those cash flows discounted to present value using rates commensurate with the risks of those cash flows. In addition, management used a market-based valuation method involving analysis of market multiples of revenues and earnings before interest, taxes, depreciation and amortization ("EBITDA") for (i) a group of comparable public companies and (ii) recent transactions, if any, involving comparable companies. If the fair value of the reporting unit exceeds its carrying value, step two need not be performed.

Goodwill and intangible assets with indefinite lives are evaluated annually for impairment in the fourth quarter, based on annual forecast information. Intangible assets with finite lives are amortized using the straight-line method over their estimated period of benefit. The goodwill and other intangible assets are reviewed for possible impairment whenever changes in conditions indicate that the fair value of a reporting unit is more likely than not below its carrying value. See Note 9, *Goodwill and Other Intangible Assets, Net*, for discussion of the goodwill impairment charges recorded during 2010. No such charges were taken during 2012 or 2011.

Vendor Incentives

The Company's Distribution segment enters into agreements with certain vendors providing for inventory purchase incentives that are generally earned upon achieving specified volume-purchasing levels. The Company recognizes rebate income relative to specific rebate programs as a reduction of the cost of inventory based on a systematic and rational allocation of the cash consideration offered to each of the underlying transactions that results in progress toward earning the rebate, provided that the amounts are probable and reasonably estimable. As of December 31, 2012 and 2011, total vendor incentive receivables, included in other current assets, were approximately $15.9 million and $13.3 million, respectively.

Self-Insured Retentions

To limit exposure to losses related to group health, workers' compensation, auto and product general liability claims, the Company obtains third-party insurance coverage. The Company has varying levels of deductibles for these claims. The total liability/deductible for group health is limited to $0.2 million per claim, workers' compensation is limited to $0.4 million per claim and for product/general liability and auto liability the limit is $0.3 million per claim. The cost of such benefits is recognized as expense based on claims filed in each reporting period and an estimate of claims incurred but not reported ("IBNR") during such period. The estimates for the IBNR are based upon historical trends and information provided to us by the claims administrators, and are periodically revised to reflect changes in loss trends. These amounts are included in other accruals and payables on the consolidated balance sheets.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Self-Insured Retentions - Continued

Liabilities associated with these claims are estimated in part by considering historical claims experience, severity factors and other actuarial assumptions. Projections of future losses are inherently uncertain because of the random nature of insurance claim occurrences and changes that could occur in actuarial assumptions. Such self-insurance accruals will likely include claims for which the ultimate losses will be settled over a period of years.

Research and Development

Government funded research expenditures (which are included in cost of sales) were $7.8 million in 2012, $5.5 million in 2011, and $7.5 million in 2010. Research and development costs not specifically covered by contracts are charged against income as incurred and included in selling, general and administrative expenses. Such costs amounted to $5.5 million, $4.8 million and $4.2 million in 2012, 2011 and 2010, respectively.

Income Taxes

Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company records a benefit for uncertain tax positions in the financial statements only when it determines it is more likely than not that such a position will be sustained upon examination by taxing authorities based on the technical merits of the position. Unrecognized tax benefits represent the difference between the position taken in the tax return and the benefit reflected in the financial statements.

Share-Based Payment Arrangements

The Company records compensation expense for share-based awards based upon an assessment of the grant date fair value of the awards. The fair value of each option award is estimated on the date of grant using the Black-Scholes option valuation model. A number of assumptions are used to determine the fair value of options granted. These include expected term, dividend yield, volatility of the options and the risk free interest rate. See Note 18, *Share-Based Arrangements,* for further information.

Derivative Financial Instruments

The Company is exposed to certain risks relating to its ongoing business operations, including market risks relating to fluctuations in foreign currency exchange rates and interest rates. Derivative financial instruments are recognized on the consolidated balance sheets as either assets or liabilities and are measured at fair value. Changes in the fair values of derivatives are recorded each period in earnings or accumulated other comprehensive income, depending on whether a derivative is effective as part of a hedged transaction. Gains and losses on derivative instruments reported in accumulated other comprehensive income are subsequently included in earnings in the periods in which earnings are affected by the hedged item. The Company does not use derivative instruments for speculative purposes. See Note 6, *Derivative Financial Instruments*, for further information.

Pension Accounting

The Company accounts for its defined benefit pension plan by recognizing the overfunded or underfunded status of the plans, calculated as the difference between the plan assets and the projected benefit obligation, as an asset or liability on the balance sheet, with changes in the funded status recognized through comprehensive income in the year in which they occur.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Pension Accounting - Continued

Expenses and liabilities associated with each of the plans are determined based upon actuarial valuations. Integral to the actuarial valuations are a variety of assumptions including expected return on plan assets and discount rate. The Company regularly reviews the assumptions, which are updated at the measurement date, December 31st. The impact of differences between actual results and the assumptions are accumulated and generally amortized over future periods, which will affect expense recognized in future periods. See Note 14, *Pension Plans*, for further information.

Recent Accounting Standards

In July 2012, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2012-02, "Intangibles - Goodwill and Other (Accounting Standards Codification ("ASC") Topic 350) - Testing Indefinite-Lived Intangible Assets for Impairment." ASU No. 2012-02 establishes an optional two-step analysis for impairment testing of indefinite-lived intangibles other than goodwill. The two-step analysis establishes an optional qualitative assessment to precede the quantitative assessment, if necessary. The update is effective for financial statement periods beginning after September 15, 2012, with early adoption permitted. The adoption of this standard will not have a material impact on the Company's results of operations or cash flows.

In January 2013, the FASB issued ASU No. 2013-02, Comprehensive Income (ASC Topic 220) - Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. ASU No. 2013-02 requires an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. GAAP to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. The update is effective for financial statement periods beginning after December 15, 2012 with early adoption permitted. The Company will adopt this standard beginning January 1, 2013.

2. DISCONTINUED OPERATIONS

On December 31, 2012, the Company sold substantially all of the assets and liabilities of the Distribution segment's Canadian operations. As a result, the Company has reported the results of operations and consolidated financial position of this component as discontinued operations within the consolidated financial statements for all periods presented.

The following tables provide information regarding the results of discontinued operations:

	For the year ended December 31,		
	2012	2011	2010
In thousands			
Net sales of discontinued operations	$ 20,117	$ 20,619	$ 18,581
Income from discontinued operations	92	1,250	247
Other income (expense) from discontinued operations	(106)	(36)	(117)
Earnings from discontinued operations before income taxes	(14)	1,214	130
Provision for income taxes	212	—	—
Earnings from discontinued operations before gain on disposal	(226)	1,214	130
Gain on disposal of discontinued operations	2,645	—	—
Provision for income taxes on gain	1,322	—	—
Net gain on disposal	1,323	—	—
Earnings from discontinued operations	$ 1,097	$ 1,214	$ 130

2. DISCONTINUED OPERATIONS (CONTINUED)

The Company's discontinued operations had tax net operating loss carryovers through 2011 for which the Company had recorded a full valuation allowance. The 2010 and 2011 tax provisions allocable to discontinued operations reflect the utilization of those net operating losses. The 2012 tax provision allocable to discontinued operations reflects the Canadian tax impact of a foreign exchange gain. The 2012 tax provision allocable to the net gain on disposal reflects the impact of nondeductible goodwill offset by a lower Canadian statutory tax rate and partial capital gain exemption, as well as a provision for U.S. income tax associated with the repatriation of the net sales proceeds.

3. ACQUISITIONS

The Company invested the following in acquisitions:

	For the year ended December 31,		
	2012	2011	2010
In thousands			
Cash paid for acquisitions completed during the year	$ 74,465	$ 75,500	$ 65,102
Cash paid for holdback payments during the year	12,307	1,460	—
Earnout and other payments during the year	1,205	712	1,447
Total investment	$ 87,977	$ 77,672	$ 66,549

2012 Acquisitions

On August 31, 2012, the Company acquired substantially all of the assets and certain liabilities of Zeller Corporation ("Zeller"), included in its Distribution segment. Zeller, formed in 1961, is a value added distributor of electrical and automation components and solutions, including motion control, programmable logic controller based automation, machine vision, electrical controls and power distribution products. Zeller is headquartered in Rochester, NY with other locations in Syracuse and Buffalo, NY; Foxboro, MA; and Winston-Salem, NC.

On July 2, 2012, the Company acquired substantially all of the assets of Florida Bearings, Inc. ("FBI"), included in its Distribution segment. FBI is a distributor of bearings, power transmission and pump products as well as a provider of value-add services such as predictive maintenance and motor, gearbox and pump repair to diverse industries, such as the water, wastewater, municipal, food and aggregate industries. FBI is headquartered in Miami, FL with locations in Hialeah, Ft. Lauderdale, Riviera Beach and Orlando, FL.

These acquisitions were accounted for as purchase transactions. The value of the assets acquired and liabilities assumed were recorded based on their fair value at the date of acquisition as follows (in thousands):

Cash	$ 4
Accounts receivable, net	13,156
Inventories	7,384
Property, plant and equipment	3,370
Other tangible assets	738
Goodwill	38,619
Other intangible assets	24,117
Other liabilities	(10,545)
Total of net assets acquired	76,843
Less cash received	(4)
Net consideration	$ 76,839

3. ACQUISITIONS (CONTINUED)

The goodwill associated with these acquisitions is tax deductible. The goodwill is the result of expected synergies from combining the operations of the acquired businesses with the Company's operations and intangible assets that do not qualify for separate recognition, such as an assembled workforce. During the fourth quarter, the Company had a positive working capital adjustment which reduced its contractual commitment for an acquisition completed in 2012 by $0.2 million. The remaining $1.0 million represents working capital adjustment holdbacks. There is $33.2 million of revenue from these acquisitions included in the Consolidated Statement of Operations for the year ended December 31, 2012.

The fair value of the identifiable intangible assets of $24.1 million, consisting of trade names, non-compete agreements and customer list/relationships, was determined using the income approach. Specifically, the relief-from-royalty method was utilized for the trade names and the discounted cash flows method was utilized for the customer relationships and non-compete agreements. The trade names, $0.8 million, are being amortized over a 5 year period; the non-compete agreements, $1.2 million, are being amortized over periods ranging from 4 to 5 years; and the customer relationships, $22.1 million, are being amortized over periods ranging from 6 to 12 years, the estimated lives of the assets.

Proforma results of operations have not been presented because the effect of the acquisitions was not material.

2011 Acquisitions

For the acquisitions completed in 2011, the Company has paid $77.4 million of the total consideration of $79.7 million through December 31, 2012. The remaining $2.3 million includes amounts relating to holdback provisions. In 2011, the Company recorded a $3.4 million contingent consideration liability, which assumed the attainment of certain gross profit targets by the acquired business through 2014. The Company settled this liability in the fourth quarter of 2012 for $1.0 million. See Note 5, *Fair Value Measurements*.

Contingency Payments - Aerospace

Included in acquisition costs are contingency payments to the former owners of the Aerospace Orlando facility acquired in 2003. These payments are based on the attainment of certain milestones, and over the term of the agreement could total $25.0 million. These contingency payments are recorded as additional goodwill and totaled $0.2 million, $0.7 million and $1.5 million during 2012, 2011 and 2010, respectively. Through December 31, 2012, the Company has recorded additional goodwill of $13.0 million related to these contingency payments.

4. ACCOUNTS RECEIVABLE, NET

Accounts receivable consist of the following:

	At December 31,	
	2012	2011
In thousands		
Trade receivables	$ 117,426	$ 123,081
U.S. Government contracts:		
Billed	18,261	18,726
Costs and accrued profit – not billed	2,568	2,494
Commercial and other government contracts:		
Billed	45,547	48,023
Costs and accrued profit – not billed	144	1,051
Less allowance for doubtful accounts	(3,148)	(3,294)
Total	$ 180,798	$ 190,081

Accounts receivable, net includes amounts for matters such as contract changes, negotiated settlements and claims for unanticipated contract costs, which totaled $0.4 million and $0.1 million at December 31, 2012 and 2011, respectively.

5. FAIR VALUE MEASUREMENTS

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date.

The following table provides the carrying value and fair value of financial instruments that are not carried at fair value at December 31, 2012 and 2011:

	2012		2011	
In thousands	Carrying Value	Fair Value	Carrying Value	Fair Value
Long-term debt	$ 259,585	$ 287,595	$ 203,522	$ 218,048

The above fair values were computed based on quoted market prices and discounted future cash flows, as applicable. Differences from carrying amounts are attributable to interest rate changes subsequent to when the transaction occurred. The fair values of Cash and cash equivalents, Accounts receivable, net, Notes payable, and Accounts payable - trade approximate their carrying amounts due to the short-term maturities of these instruments.

The Company uses a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires us to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

- Level 1 — Quoted prices in active markets for identical assets or liabilities.
- Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for markets that are not active or other inputs that are observable or can be corroborated by observable market data.
- Level 3 — Unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

Recurring Fair Value Measurements

The tables below segregate all financial assets and liabilities that are measured at fair value on a recurring basis (at least annually) into the most appropriate level within the fair value hierarchy based on the inputs used to determine their fair value at the measurement date:

In thousands	Total Carrying Value at December 31, 2012	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Derivative instruments	$ 1,506	$ —	$ 1,506	$ —
Total Assets	$ 1,506	$ —	$ 1,506	$ —

In thousands	Total Carrying Value at December 31, 2011	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Derivative instruments	$ 3,518	$ —	$ 3,518	$ —
Total Assets	$ 3,518	$ —	$ 3,518	$ —
Contingent consideration	$ 3,355	$ —	$ —	$ 3,355
Total Liabilities	$ 3,355	$ —	$ —	$ 3,355

5. FAIR VALUE MEASUREMENTS (CONTINUED)

Recurring Fair Value Measurements - Continued

The Company's derivative instruments are foreign exchange contracts and interest rate swaps that are measured at fair value using observable market inputs such as forward rates and our counterparties' credit risks. Based on these inputs, the derivative instruments are classified within Level 2 of the valuation hierarchy and have been included in other current assets and other assets on the Consolidated Balance Sheet at December 31, 2012 and 2011. Based on the continued ability to trade and enter into forward contracts and interest rate swaps, we consider the markets for our fair value instruments to be active.

The Company evaluated the credit risk associated with the counterparties to these derivative instruments and determined that as of December 31, 2012, such credit risks have not had an adverse impact on the fair value of these instruments.

The Company's December 31, 2011, contingent consideration liability was associated with the 2011 acquisition of the assets of Target Electronic Supply ("Target"). This liability was measured at fair value based on the potential payments of the liability associated with the unobservable input of the estimated post-acquisition financial results of Target through 2014 and, therefore, was a Level 3 liability. During the fourth quarter of 2012 the Company paid $1.0 million to settle this liability. The table below presents a rollforward of the instruments valued using Level 3 inputs:

In thousands		
Balance at December 31, 2011	$	3,355
Reduction of liability released to income		(2,664)
Accretion of implicit interest expense		309
Settlement of liability		(1,000)
Balance at December 31, 2012	$	—

6. DERIVATIVE FINANCIAL INSTRUMENTS

Derivatives Designated as Cash Flow Hedges

The Company is exposed to certain risks relating to its ongoing business operations, including market risks relating to fluctuations in foreign currency exchange rates and interest rates. Derivative financial instruments are reported on the consolidated balance sheets at fair value. Changes in the fair values of derivatives are recorded each period in earnings or accumulated other comprehensive income, depending on whether a derivative is effective as part of a hedged transaction. Gains and losses on derivative instruments reported in accumulated other comprehensive income are subsequently included in earnings in the periods in which earnings are affected by the hedged item. The Company does not use derivative instruments for speculative purposes.

The Company's Former Term Loan Credit Agreement ("Term Loan") contained floating rate obligations and was subject to interest rate fluctuations. During 2009, the Company entered into interest rate swap agreements for the purpose of hedging the eight quarterly variable-rate interest payments on its Term Loan due in 2010 and 2011. These interest rate swap agreements were designated as cash flow hedges and intended to manage interest rate risk associated with the Company's variable-rate borrowings and minimize the impact of interest rate fluctuations attributable to changes in LIBOR rates on the Company's earnings and cash flows. As of December 31, 2011, these interest rate swap agreements had all matured.

The Company holds forward exchange contracts designed to hedge forecasted transactions denominated in foreign currencies and to minimize the impact of foreign currency fluctuations on the Company's earnings and cash flows. Some of these contracts were designated as cash flow hedges. The Company will include in earnings amounts currently included in accumulated other comprehensive income upon recognition of cost of sales related to the underlying transaction.

6. DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

Derivatives Designated as Cash Flow Hedges - Continued

The following table shows the gain or (loss) recognized in other comprehensive income for derivatives designated as cash flow hedges:

	For the year ended December 31,		
In thousands	2012	2011	2010
Interest rate swap contracts	$ —	$ (52)	$ (792)
Total	$ —	$ (52)	$ (792)

During 2012, income reclassified from other comprehensive income for derivative instruments previously designated as cash flow hedges was $0.1 million. During 2011, the loss reclassified from other comprehensive income for derivative instruments designated as cash flow hedges was $0.9 million. During 2010, the loss reclassified from other comprehensive income for derivative instruments designated as cash flow hedges was $0.6 million.

During 2012, 2011, and 2010 there was no amount recorded in other income for the ineffective portion of derivative instruments designated as cash flow hedges.

Derivatives Not Designated as Hedging Instruments

The following table shows the fair value of derivative instruments not designated as hedging instruments:

		Fair Value		
In thousands	Balance Sheet Location	December 31, 2012	December 31, 2011	Notional Amount
Derivative Assets				
Foreign exchange contracts	Other current assets /Other assets	$ 1,345	$ 3,517	3,408 / 9,816 Australian Dollars
Foreign exchange contracts	Other current assets	161	1	$4,110 / $5,418
Total		$ 1,506	$ 3,518	

On February 12, 2009, the Company dedesignated the forward contract it had entered into to hedge $36.5 million (AUD) of its $39.5 million (AUD) future minimum required payments to the Commonwealth of Australia. At December 31, 2012, the U.S. dollar value of the previously hedged $3.4 million (AUD) payable was $3.5 million.

The following table shows the location and amount of the gain or (loss) recognized on the Consolidated Statements of Operations for derivatives not designated as hedge instruments:

	Income Statement	For the year ended December 31,		
In thousands	Location	2012	2011	2010
Derivative Assets				
Foreign exchange contracts (a)	Other expense, net	$ 407	$ 507	$ 5,654
Foreign exchange contracts	Other expense, net	186	(142)	(40)
Total		$ 593	$ 365	$ 5,614
Derivative Liabilities				
Foreign exchange contracts	Other expense, net	$ —	$ (2)	$ (61)
Total		$ —	$ (2)	$ (61)

(a) For the years ended December 31, 2012, 2011, and 2010, the Company recorded expense of $0.2 million, income of $0.3 million, and expense of $4.5 million in Other expense, net, respectively, related to the change in the value of the previously hedged (AUD) payable.

7. INVENTORIES

Inventories consist of the following:

	At December 31,	
In thousands	2012	2011
Merchandise for resale	$ 137,426	$ 129,345
Contracts in process:		
U.S. Government, net of progress payments of $39,420 and $44,156 in 2012 and 2011, respectively	86,880	76,863
Commercial and other government contracts	33,456	25,690
Other work in process (including certain general stock materials)	95,897	92,746
Finished goods	13,726	15,202
Total	$ 367,385	$ 339,846

The increase in merchandise for resale is partially attributable to the acquisitions in the Distribution segment.

General and administrative costs charged to inventory by the Aerospace segment during 2012 and 2011 were $42.2 million and $51.1 million, respectively. The estimated amounts of general and administrative costs remaining in contracts in process at December 31, 2012 and 2011 are $10.4 million and $9.1 million, respectively. These estimates are based on the ratio of such costs to total costs of production.

The Company had inventory of $7.5 million and $6.9 million as of December 31, 2012 and 2011, respectively, on consignment at customer locations, the majority of which is located with Distribution segment customers.

Inventories include amounts associated with matters such as contract changes, negotiated settlements and claims for unanticipated contract costs, which totaled $6.9 million and $7.5 million at December 31, 2012 and 2011, respectively. The decrease in this balance is primarily associated with the resolution of a $5.8 million Aerospace segment program related matter which resulted in a $3.3 million loss on the Company's Consolidated Statement of Operations and the settlement of a smaller claim during the third quarter. These decreases were substantially offset by the addition of $6.8 million in claims on an aerostructures assembly program.

K-MAX® inventory of $18.0 million and $20.3 million as of December 31, 2012 and 2011, respectively, is included in contracts and other work in process inventory and finished goods. A substantial portion of the decrease in this balance reflects inventory being used on our contract for K-MAX® unmanned aircraft systems. Management believes that a significant portion of this K-MAX® inventory will be sold after December 31, 2013, based upon the anticipation of supporting the fleet for the foreseeable future.

SH-2G(I), formerly SH-2G(A), inventory of $52.6 million and $52.7 million at December 31, 2012 and 2011, respectively, is included in contracts and other work in process inventory. Management believes that a significant portion of this inventory will be sold after December 31, 2013, based upon the time needed to market the aircraft and prepare them for sale. For more information on the SH-2G(I) inventory, see Note 16, *Commitments and Contingencies*.

8. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net is summarized as follows:

	At December 31,	
In thousands	2012	2011
Land	$ 10,971	$ 10,614
Buildings	62,084	58,789
Leasehold improvements	16,046	14,720
Machinery, office furniture and equipment	168,764	162,362
Construction in process	20,500	8,067
Total	278,365	254,552
Less accumulated depreciation	(149,696)	(142,657)
Property, plant and equipment, net	$ 128,669	$ 111,895

The increase in property, plant and equipment, net is attributable to capital expenditures made during the year and to the acquisitions completed in 2012. Depreciation expense was $18.9 million, $16.2 million and $14.7 million for 2012, 2011 and 2010, respectively.

9. GOODWILL AND OTHER INTANGIBLE ASSETS, NET

Goodwill

The following table sets forth the change in the carrying amount of goodwill for each reportable segment and for the Company:

	2012			2011		
In thousands	Distribution	Aerospace	Total	Distribution	Aerospace	Total
Gross balance at beginning of period	$ 59,112	$ 108,336	$ 167,448	$ 39,868	$ 89,131	$ 128,999
Accumulated impairment	—	(14,181)	(14,181)	—	(14,181)	(14,181)
Net balance at beginning of period	59,112	94,155	153,267	39,868	74,950	114,818
Additions	38,619	155	38,774	19,334	19,552	38,886
Change in goodwill due to the disposal of Canadian operations	(1,633)	—	(1,633)	—	—	—
Impairments	—	—	—	—	—	—
Foreign currency translation	57	1,581	1,638	(90)	(347)	(437)
Net balance at end of period	$ 96,155	$ 95,891	$ 192,046	$ 59,112	$ 94,155	$ 153,267

The increase in the goodwill balance at December 31, 2012, as compared to December 31, 2011, is primarily due to the acquisitions of Zeller and FBI. See Note 3, *Acquisitions*, for further discussion of the acquisitions.

Upon completion of the qualitative assessment of events and circumstances affecting recorded goodwill as described in Note 1, *Summary of Significant Accounting Policies*, the Company concluded that two reporting units, VT Composites and U.K. Composites, should be subject to the two-step goodwill impairment test required by ASC 350 at the end of 2012.

9. GOODWILL AND OTHER INTANGIBLE ASSETS, NET (CONTINUED)

Goodwill (Continued)

The results of the Step 1 test indicated that the Company did not need to proceed to Step 2 for either reporting unit, as the percentage by which the fair value exceeds the carrying value is 11.5% for VT Composites and 15.7% for U.K. Composites. The Company performed a sensitivity analysis relative to the discount rate and growth rate selected and determined a decrease of 1% in the terminal growth rate or an increase of 1% in the discount rate would not result in a fair value calculation less than the carrying value for the reporting units. Additionally, a 10% decrease in the fair values of these reporting units would not reduce their fair values to amounts lower than their carrying values.

Other Intangible Assets

Other intangible assets consisted of:

		At December 31, 2012		At December 31, 2011	
In thousands	Amortization Period	Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization
Customer lists / relationships	6-21 years	$ 103,894	$ (15,541)	$ 79,517	$ (9,017)
Trademarks / trade names	3-7 years	2,655	(1,128)	1,824	(703)
Non-compete agreements and other	1-9 years	5,979	(3,091)	4,280	(2,254)
Patents	17 years	636	(491)	636	(467)
Total		$ 113,164	$ (20,251)	$ 86,257	$ (12,441)

The increase in the other intangible assets balance at December 31, 2012, as compared to December 31, 2011, is primarily due to the acquisitions of Zeller and FBI. See Note 3, *Acquisitions*, for further discussion of the acquisitions. Intangible asset amortization expense was $7.5 million, $5.2 million and $3.5 million in 2012, 2011 and 2010, respectively. Amortization expense for the next five years is expected to approximate $9.5 million per year.

In order to determine the useful life of our customer lists/relationships acquired, the Company considered numerous factors, most importantly the industry considerations associated with the acquired entities. The Company determined the amortization period for the customer list/relationships intangible assets for its 2011 Aerospace acquisition based primarily on program development life cycles. The Company determined the amortization period for the customer lists/relationships intangible assets for its Distribution acquisitions in 2012 and 2011 based primarily on an analysis of their historical customer sales attrition information.

10. ENVIRONMENTAL COSTS

The following table displays the activity and balances associated with accruals related to environmental costs included in other accruals and payables and other long-term liabilities:

In thousands	2012	2011
Balance at January 1	$ 14,207	$ 15,012
Additions to accrual	796	777
Payments	(2,229)	(1,588)
Release to income	—	—
Changes in foreign currency exchange rates	44	6
Balance at December 31	$ 12,818	$ 14,207

10. ENVIRONMENTAL COSTS (CONTINUED)

Bloomfield

In August 2008, the Company completed its purchase of the portion of the Bloomfield campus that Kaman Aerospace Corporation had leased from NAVAIR for many years. In connection with the purchase, the Company has assumed responsibility for environmental remediation at the facility as may be required under the Connecticut Transfer Act (the "Transfer Act") and it continues the effort to define the scope of the remediation that will be required by the Connecticut Department of Environmental Protection ("CTDEP"). The transaction was recorded by taking the undiscounted estimated remediation liability of $20.8 million and discounting it at a rate of 8% to its present value. The fair value of the Navy Property asset, which at that time approximated the discounted present value of the assumed environmental liability of $10.3 million, is included in Property, Plant and Equipment, net. This remediation process will take many years to complete.

The following represents estimated future payments for the undiscounted environmental remediation liability related to the Bloomfield campus as of December 31, 2012:

In thousands		
2013	$	1,646
2014		1,788
2015		1,324
2016		898
2017		923
Thereafter		8,905
Total	$	15,484

Other

The Company's environmental accrual also includes estimated ongoing environmental remediation costs for the idle Moosup, CT facility and environmental remediation costs that the Company expects to incur at the former Music segment's New Hartford, CT facility and the Aerospace segment's U.K. Composites facilities. The Company continues to assess the work that may be required at each of these facilities, which may result in a change to this accrual. For further discussion of these matters, see Note 16, *Commitments and Contingencies*.

11. DEBT

Long-Term Debt

The Company has long-term debt as follows:

	At December 31,			
In thousands	2012		2011	
Revolving credit agreement	$	54,325	$	65,000
Term loan		100,000		35,000
Convertible notes		105,260		103,522
Total		259,585		203,522
Less current portion		10,000		5,000
Total excluding current portion	$	249,585	$	198,522

11. DEBT (CONTINUED)

Long-Term Debt - Continued

The weighted average interest rate on long-term borrowings outstanding as of December 31, 2012 and 2011, was 2.39% and 2.52%, respectively.

The aggregate annual maturities of long-term debt for each of the next five years are approximately as follows:

In thousands		
2013	$	10,000
2014		10,000
2015		10,000
2016		10,000
2017		229,325

In the above table, the total principal of the Convertible Note of $115.0 million is included in the amount due in 2017. The carrying value of the Convertible Notes at December 31, 2012, is $105.3 million.

Revolving Credit and Term Loan Agreements

On November 20, 2012, the Company entered into a new Credit Agreement (the "Credit Agreement") with JPMorgan Chase Bank, N.A., as Administrative Agent, Bank of America, N.A. and RBS Citizens, N.A. as Co-Syndication Agents, J.P. Morgan Securities LLC ("J.P. Morgan Securities"), Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S") and RBS Citizens, N.A. as Joint Bookrunners and Joint Lead Arrangers, and the other lenders named therein (collectively, the "Lenders"). The Credit Agreement, which expires on July 31, 2017, replaced the Company's then existing $275.0 million Amended and Restated Revolving Credit Agreement (the "Revolving Credit Agreement") and $42.5 million Second Amended and Restated Term Loan Credit Agreement (the Term Loan Agreement).

The Credit Agreement, provides a $400.0 million revolving credit facility under which we may issue letters of credit for our benefit and a $100.0 million term loan facility. The term loan commitment requires quarterly payments of principal (which commence on March 31, 2013) at the rate of $2.5 million with $55.0 million payable in the final quarter of the facility's term. We may increase the aggregate amount of each of the revolving credit facility and the term loan facility by up to $100.0 million in accordance with the terms of the Credit Agreement.

The revolving credit facility permits the Company to pay cash dividends. The Lenders have been granted a security interest in substantially all of the Company's and its domestic subsidiaries' personal property and other assets (including intellectual property but excluding real estate), including a pledge of 66% of the Company's equity interest in certain foreign subsidiaries and 100% of the Company's equity interest in its domestic subsidiaries, as collateral for the Company's obligations under the Credit Agreement. At December 31, 2012, there was $54.3 million outstanding under the Credit Agreement, excluding letters of credit, with $331.1 million available for borrowing. Letters of credit are considered borrowings for purposes of the Credit Agreement. A total of $14.6 million in letters of credit was outstanding under the Credit Agreement at December 31, 2012, $6.7 million of which was related to the guaranteed minimum payments to Australia in connection with the ownership transfer of the 11 SH-2G(A) helicopters (along with spare parts and associated equipment). The Company will make the final guaranteed minimum payment to Australia on March 14, 2013, to the extent it is not paid prior to that date. At December 31, 2011, there was $65.0 million outstanding under the Revolving Credit Agreement, excluding letters of credit, with $191.7 million available for borrowing. A total of $18.3 million in letters of credit was outstanding under the Revolving Credit Agreement at December 31, 2011, $13.1 million of which was related to the guaranteed minimum payments associated with the transfer of the SH-2G(A) inventory.

11. DEBT (CONTINUED)

Revolving Credit and Term Loan Agreements - Continued

Interest rates on amounts outstanding under the Credit Agreement are variable, and are determined based on the Consolidated Senior Secured Leverage Ratio, as defined in the Credit Agreement. At December 31, 2012, the interest rate for the outstanding amounts on both the revolving credit facility and term loan commitment was 1.75%. At December 31, 2011, the interest rate for the outstanding amounts on both the former Revolving Credit Agreement and former Term Loan Agreement was 1.68%. In addition, the Company is required to pay a quarterly commitment fee on the unused revolving loan commitment amount at a rate ranging from 0.200% to 0.325% per annum, based on the Consolidated Senior Secured Leverage Ratio. Fees for outstanding letters of credit range from 0.200% to 0.325%, based on the Consolidated Senior Secured Leverage Ratio.

The financial covenants associated with the Credit Agreement include a requirement that (i) the ratio of Consolidated Senior Secured Indebtedness to Consolidated EBITDA, as defined in the Credit Agreement, cannot be greater than 3.50 to 1.00, (ii) the ratio of Consolidated Total Indebtedness to Consolidated EBITDA, as defined in the Credit Agreement, cannot be greater than 4.00 to 1.00, and iii) the ratio of Consolidated EBITDA to the sum of (a) all interest, premium payments, debt discounts, fees, charges and related expenses and (b) the portion of rent expense under capital leases that is treated as interest expense, as defined in the Credit Agreement, cannot be less than 4.00 to 1.00. The Company was in compliance with those financial covenants as of and for the quarter ended December 31, 2012, and management does not anticipate noncompliance in the foreseeable future.

Convertible Notes

In November 2010, the Company issued convertible unsecured notes due on November 15, 2017, in the aggregate principal amount of $115.0 million in a private placement offering (the "Convertible Notes"). These notes bear 3.25% interest per annum on the principal amount, payable semiannually in arrears on May 15 and November 15 of each year, beginning on May 15, 2011. Proceeds from the offering were $111.0 million, net of fees and expenses which were capitalized. The proceeds were used to repay $62.2 million of borrowings outstanding on the Company's Revolving Credit Agreement, make a $25.0 million voluntary contribution to the Qualified Pension Plan and pay $13.2 million for the purchase of call options related to the convertible note offering. See below for further discussion of the call options.

The Convertible Notes will mature on November 15, 2017, unless earlier redeemed, repurchased by the Company or converted, and are convertible into cash and, at the Company's election, shares of our common stock based on an initial conversion rate, subject to adjustment, in certain circumstances. The conversion rate will be subject to adjustment in certain circumstances, but will not be adjusted for accrued and unpaid interest. Upon conversion, the Company will pay cash up to the aggregate principal amount of the notes and pay or deliver cash, shares of its common stock or a combination of cash and shares of its common stock, at its election with respect to any remaining amounts due. Prior to May 15, 2017, the notes are convertible only in the following circumstances: (1) during any fiscal quarter commencing after April 1, 2011, and only during any such fiscal quarter, if the last reported sale price of our common stock was greater than or equal to 130% of the applicable conversion price for at least 20 trading days (whether or not consecutive) during the 30 consecutive trading days ending on the last trading day of the previous fiscal quarter, (2) upon the occurrence of specified corporate transactions, or (3) during the five consecutive business-day period following any five consecutive trading-day period in which, for each day of that period, the trading price for the notes was less than 98% of the product of the last reported sale price of our common stock and the applicable conversion rate on such trading day. On and after May 15, 2017 until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert their notes at any time, regardless of the foregoing circumstances. Upon a change in control or termination of trading, holders of the notes may require us to repurchase all or a portion of their notes for cash at a repurchase price equal to 100% of the principal amount, plus any accrued and unpaid interest.

Because the embedded conversion option is indexed to the Company's own stock and would be classified in shareholders' equity, it does not meet the criterion under FASB Accounting Standards Codification Topic 815 - Derivatives and Hedging ("ASC 815") that would require separate accounting as a derivative instrument.

11. DEBT (CONTINUED)

Convertible Notes - Continued

In connection with the offering, we entered into convertible note hedge transactions with affiliates of the initial purchasers. These transactions are intended to reduce the potential dilution to our Company's shareholders upon any future conversion of the notes. The call options, which cost an aggregate $13.2 million, were recorded as a reduction of additional paid-in capital. The Company also entered into warrant transactions concurrently with the offering, pursuant to which we sold warrants to acquire up to approximately 3.4 million shares of our common stock to the same counterparties that entered into the convertible note hedge transactions. Proceeds received from the issuance of the warrants totaled approximately $1.9 million and were recorded as additional paid-in capital. The convertible note hedge and warrant transactions effectively increased the conversion price of the convertible notes.

During 2011, the Company increased the dividend paid to its shareholders. This resulted in an adjustment to the conversion rate for the convertible notes. The following table illustrates the conversion rate at each date:

	December 31, 2012		December 31, 2011	
Convertible Notes				
Conversion Rate per $1,000 principal amount		29.5635		29.4923
Conversion Price	$	33.83	$	33.91
Contingent Conversion Price	$	43.97	$	44.08
Aggregate shares to be issued upon conversion		3,399,802		3,391,615
Warrants				
Warrant Price	$	44.23	$	44.34

ASC 815 provides that contracts are initially classified as equity if (1) the contract requires physical settlement or net-share settlement, or (2) the contract gives the company a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement). The settlement terms of our purchased call options and sold warrant contracts require net-share settlement. Based on the guidance in ASC 815, the purchased call option contracts were recorded as a reduction of equity and the warrants were recorded as an addition to equity as of the trade date. ASC 815 states that a reporting entity shall not consider contracts to be derivative instruments if the contract issued or held by the reporting entity is both indexed to its own stock and classified in shareholders' equity in its Consolidated Balance Sheet. The Company concluded the purchased call option contracts and the warrant contracts should be accounted for in shareholders' equity and are therefore not to be considered derivative instruments.

ASC 470-20 *Debt with Conversion and Other Options* ("ASC 470-20"), clarifies the accounting for convertible debt instruments that may be settled in cash upon conversion, including partial cash settlement. ASC 470-20 specifies that an issuer of such instruments should separately account for the liability and equity components of the instruments in a manner that reflects the issuer's non-convertible debt borrowing rate which interest costs are to be recognized in subsequent periods. The note payable principal balance at the date of issuance of $115.0 million was bifurcated into the debt component of $101.7 million and the equity component of $13.3 million. The difference between the note payable principal balance and the value of the debt component is being accreted to interest expense over the term of the notes. The debt component was recognized at the present value of associated cash flows discounted using a 5.25% discount rate, the borrowing rate at the date of issuance for a similar debt instrument without a conversion feature. The Company incurred $3.6 million of debt issuance costs in connection with the sale of the Convertible Notes, of which $0.5 million was recorded as an offset to additional paid-in capital. The balance, $3.1 million, is being amortized over the term of the notes.

11. DEBT (CONTINUED)

Convertible Notes - Continued

The carrying amount of the equity component and the principal amount of the liability component, the unamortized discount, and the net carrying amount of the liability are as follows:

In thousands	December 31, 2012	December 31, 2011
Principal amount of liability	$ 115,000	$ 115,000
Unamortized discount	9,740	11,478
Carrying value of liability	$ 105,260	$ 103,522
Equity component	$ 13,329	$ 13,329

As of December 31, 2012, the "if converted value" exceeds the principal amount of the Convertible Notes by $1.3 million since the closing price of the Company's Common Stock was $36.80 compared to the conversion price of $33.83 for the Convertible Notes.

Interest expense associated with the Convertible Notes consisted of the following:

	For the year ended December 31,	
In thousands	2012	2011
Contractual coupon rate of interest	$ 3,738	$ 3,737
Accretion of convertible notes discount	1,738	1,679
Interest expense - convertible notes	$ 5,476	$ 5,416

The effective interest yield of the convertible debt due in 2017 is 5.25% at December 31, 2012, and the cash coupon interest rate is 3.25%.

Short-Term Borrowings

The Company also has certain other credit arrangements to borrow funds on a short-term basis with interest at current market rates. There were no material short-term borrowings outstanding under such other credit arrangements as of December 31, 2012. As of December 31, 2011, there was $1.7 million of short-term borrowings outstanding under such other credit arrangements. The weighted average interest rate on short-term borrowings for 2012 and 2011 was 3.00% and 6.00%, respectively.

Debt Issuance Costs

In 2012, the Company incurred $2.4 million in debt issuance costs in connection with the new Credit Agreement. These costs have been capitalized and will be amortized over the term of the agreement. Total amortization expense for the year ended December 31, 2012, was $1.3 million, including the $0.2 million write-off of capitalized fees related to the former Revolving Credit Agreement and former Term Loan Agreement. Total amortization expense for the year ended December 31, 2011, was $1.3 million. Total amortization expense for the year ended December 31, 2010, was $2.0 million, including the $0.6 million write-off of capitalized fees related to an earlier revolving credit agreement.

Letters of Credit

The face amounts of irrevocable letters of credit issued totaled $14.6 million and $18.3 million at December 31, 2012 and 2011, respectively. Of those amounts, $6.7 million and $13.1 million at December 31, 2012 and 2011, respectively, was attributable to the guaranteed payments to Australia associated with the transfer of the Australian SH-2G(A) inventory.

11. DEBT (CONTINUED)

Interest Payments

Cash payments for interest were $10.2 million, $10.2 million and $7.5 million for 2012, 2011 and 2010, respectively.

12. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The components of accumulated other comprehensive income (loss) are shown below:

	At December 31,	
	2012	2011
In thousands		
Pension and post-retirement benefit plan adjustment	$ (104,551)	$ (96,111)
Foreign currency translation adjustment	(16,515)	(21,365)
Unrealized gain (loss) on derivative instruments	(524)	(470)
Accumulated other comprehensive income (loss)	$ (121,590)	$ (117,946)

In 2012 there was $0.3 million reclassified from other comprehensive income into net income for foreign currency translation adjustments associated with the sale of the Company's Distribution segment's Canadian operations. No amounts were reclassified from other comprehensive income into net income for foreign currency translation adjustments in 2011.

13. INCOME TAXES

The components of income tax expense (benefit) associated with continuing operations are as follows:

	For the year ended December 31,		
	2012	2011	2010
In thousands			
Current:			
Federal	$ 25,110	$ 16,723	$ 7,624
State	1,627	2,438	909
Foreign	1,360	1,569	1,122
	28,097	20,730	9,655
Deferred:			
Federal	(455)	5,853	11,704
State	915	727	(354)
Foreign	(1,657)	(964)	(619)
	(1,197)	5,616	10,731
Total	$ 26,900	$ 26,346	$ 20,386

13. INCOME TAXES (CONTINUED)

The tax effects of temporary differences that give rise to deferred tax assets and liabilities are presented below:

In thousands	At December 31, 2012	At December 31, 2011
Deferred tax assets:		
Deferred employee benefits	$ 76,730	$ 66,207
Inventories	14,490	14,137
Environmental liabilities	4,715	5,569
Tax loss and credit carryforwards	10,932	9,263
Tax deductible bond hedge	3,687	4,336
Accrued liabilities and other items	5,321	5,349
Total deferred tax assets	115,875	104,861
Deferred tax liabilities:		
Property, plant and equipment	(14,237)	(12,677)
Intangibles	(27,469)	(26,270)
Unamortized discount on convertible notes	(3,702)	(4,362)
Other items	(1,589)	(1,141)
Total deferred tax liabilities	(46,997)	(44,450)
Net deferred tax assets before valuation allowance	68,878	60,411
Valuation allowance	(5,288)	(3,786)
Net deferred tax assets after valuation allowance	$ 63,590	$ 56,625

Valuation allowances of $5.3 million and $3.8 million at December 31, 2012 and 2011, respectively, reduced the deferred tax asset attributable to state loss and credit carryforwards to an amount that, based upon all available information, is more likely than not to be realized. Reversal of the valuation allowance is contingent upon the recognition of future taxable income in the respective jurisdictions or changes in circumstances which cause the realization of the benefits of the carryforwards to become more likely than not. The net increase in the valuation allowance of $1.5 million is due to the generation of $1.8 million in carryforwards, offset by utilization of $0.1 million of loss carryforwards and the expiration of $0.2 million of carryforwards.

U.S. foreign tax credit carryforwards of $4.3 million expire between 2014 and 2022. State carryforwards are in numerous jurisdictions with varying lives.

No valuation allowance has been recorded against the other deferred tax assets because the Company believes that these deferred tax assets will, more likely than not, be realized. This determination is based largely upon the Company's earnings history, anticipated future taxable income, foreign-source income, and its ability to carryback reversing items within the applicable carryback periods to offset taxes paid. In addition, the Company has the ability to offset deferred tax assets against deferred tax liabilities created for such items as depreciation and amortization.

Pre-tax income (loss) from foreign operations amounted to $2.5 million, $4.2 million and $(2.8) million in 2012, 2011 and 2010, respectively. Income taxes have not been provided on undistributed earnings of $24.4 million from foreign subsidiaries since it is the Company's intention to permanently reinvest such earnings or to distribute them only when it is tax efficient to do so. It is impracticable to estimate the total tax liability, if any, that would be created by the future distribution of these earnings.

13. INCOME TAXES (CONTINUED)

The provision for income taxes associated with continuing operations differs from that computed at the federal statutory corporate tax rate as follows:

	For the year ended December 31,		
In thousands	2012	2011	2010
Federal tax at 35% statutory rate	$ 28,290	$ 26,696	$ 19,553
State income taxes, net of federal benefit	1,652	2,057	361
Tax effect of:			
Goodwill impairment	—	—	2,229
Other, net	(3,042)	(2,407)	(1,757)
Income tax expense	$ 26,900	$ 26,346	$ 20,386

The Company records a benefit for uncertain tax positions in the financial statements only when it determines it is more likely than not that such a position will be sustained upon examination by taxing authorities. Unrecognized tax benefits represent the difference between the position taken and the benefit reflected in the financial statements. On December 31, 2012, 2011 and 2010 the total liability for unrecognized tax benefits was $3.9 million, $4.4 million and $3.9 million, respectively (including interest and penalties of $0.6 million, $0.7 million and $0.5 million, respectively). The change in the liability for 2012, 2011 and 2010 is explained as follows:

In thousands	2012	2011	2010
Balance at January 1	$ 4,388	$ 3,907	$ 2,679
Additions based on current year tax positions	258	131	1,345
Changes for tax positions of prior years	113	452	139
Settlements	(82)	—	—
Additions due to acquired business	—	245	—
Reductions due to lapses in statutes of limitation	(791)	(347)	(256)
Balance at December 31	$ 3,886	$ 4,388	$ 3,907

Included in unrecognized tax benefits at December 31, 2012, were items approximating $2.0 million that, if recognized, would favorably affect the Company's effective tax rate in future periods. The Company files tax returns in numerous U.S. and foreign jurisdictions, with returns subject to examination for varying periods, but generally back to and including 2007. During 2012, 2011 and 2010, $0.1 million of interest and penalties were recognized each year as components of income tax expense. It is the Company's policy to record interest and penalties on unrecognized tax benefits as income taxes.

Cash payments for income taxes, net of refunds, were $26.9 million, $18.2 million, and $14.5 million in 2012, 2011 and 2010, respectively.

14. PENSION PLANS

The Company has a non-contributory qualified defined benefit pension plan (the "Qualified Pension Plan"). On February 23, 2010, the Company's Board of Directors approved an amendment to the Qualified Pension Plan that, among other things, closed the Qualified Pension Plan to all new hires on or after March 1, 2010, and changed the benefit calculation for existing employees related to pay and years of service. Specifically, changes in pay were taken into account for benefit calculation purposes until the end of calendar year 2010, the benefit formula was improved to use the highest five years out of the last ten years of service up to December 31, 2010, whether consecutive or not, and years of service will continue to be added for purposes of the benefit calculations through December 31, 2015, with no further accrual of benefits for service thereafter except for vesting purposes. The changes to the Qualified Pension Plan resulted in a net curtailment loss of $0.2 million, a $25.2 million reduction of accumulated other comprehensive loss, a $15.5 million decrease of deferred tax assets and a $40.7 million reduction of the pension liability on the Company's Consolidated Balance Sheet.

The Company also has a Supplemental Employees' Retirement Plan ("SERP"), which is considered a non-qualified pension plan. The SERP provides certain key executives, whose compensation is in excess of the limitations imposed by federal law on the qualified defined benefit pension plan, with supplemental benefits based upon eligible earnings, years of service and age at retirement. During 2010, the Company's Board of Directors also approved an amendment to the SERP. The SERP amendment contains the changes necessary for the SERP to be consistent with the pension plan amendment except that the SERP already provided for the use of non-consecutive years of service for benefit calculation purposes and there was no provision needed regarding limitations on future participation because executives must be approved for SERP participation by the Board's Personnel & Compensation Committee (the "Committee") and the Board of Directors. The Committee and the Board have not approved any new participants to the SERP since February 28, 2010, and do not intend to do so at any time in the future. The measurement date for both these plans is December 31.

Obligations and Funded Status

The changes in the actuarial present value of the projected benefit obligation and fair value of plan assets are as follows:

	For the year ended December 31,			
	Qualified Pension Plan		SERP	
	2012	**2011**	**2012**	**2011**
In thousands				
Projected benefit obligation at beginning of year	$ 647,372	$ 553,165	$ 12,075	$ 15,652
Service cost	14,075	12,082	380	361
Interest cost	26,312	28,326	408	515
Actuarial liability (gain) loss (a)	43,409	77,527	(33)	(48)
Benefit payments	(24,812)	(23,728)	(1,550)	(4,405)
(Curtailment) / Settlement	—	—	1,046	—
Projected benefit obligation at end of year	$ 706,356	$ 647,372	$ 12,326	$ 12,075
Fair value of plan assets at beginning of year	$ 511,543	$ 454,541	$ —	$ —
Actual return on plan assets	60,922	61,130	—	—
Employer contributions	10,000	19,600	1,550	4,405
Benefit payments	(24,812)	(23,728)	(1,550)	(4,405)
Fair value of plan assets at end of year	$ 557,653	$ 511,543	$ —	$ —
Funded status at end of year	$ (148,703)	$ (135,829)	$ (12,326)	$ (12,075)
Accumulated benefit obligation	$ 706,356	$ 647,372	$ 12,326	$ 12,075

(a) The actuarial liability loss amount for the qualified pension plan for 2012 and 2011 is principally due to the effect of changes in the discount rate.

14. PENSION PLANS (CONTINUED)

Obligations and Funded Status - Continued

The Company has recorded liabilities related to our qualified pension plan and SERP as follows:

	At December 31,			
	Qualified Pension Plan		SERP	
	2012	2011	2012	2011
In thousands				
Current liabilities (a)	$ —	$ —	$ (2,291)	$ (529)
Noncurrent liabilities	(148,703)	(135,829)	(10,035)	(11,546)
Total	$ (148,703)	$ (135,829)	$ (12,326)	$ (12,075)

(a) The current liabilities are included in other accruals and payables on the Consolidated Balance Sheets.

Certain amounts included in accumulated other comprehensive income on the Consolidated Balance Sheets represent costs that will be recognized as components of pension cost in future periods. These consist of:

	At December 31,			
	Qualified Pension Plan		SERP	
	2012	2011	2012	2011
In thousands				
Unrecognized (gain) or loss	$ 166,025	$ 153,503	$ 2,353	$ 1,707
Unrecognized prior service cost (credit)	254	353	—	—
Amount included in accumulated other comprehensive income (loss)	$ 166,279	$ 153,856	$ 2,353	$ 1,707

The estimated net loss and prior service cost (credit) for the qualified pension plan and the SERP that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next year will be $9.2 million and $0.3 million, respectively.

14. PENSION PLANS (CONTINUED)

Obligations and Funded Status - Continued

The pension plan net periodic benefit costs on the Consolidated Statements of Operations and other amounts recognized in other comprehensive income (loss) on the Consolidated Statements of Comprehensive Income and Consolidated Statements of Shareholders' Equity were computed using the projected unit credit actuarial cost method and included the following components:

	For the year ended December 31,					
	Qualified Pension Plan			SERP		
In thousands	2012	2011	2010	2012	2011	2010
Service cost for benefits earned during the year	$ 14,075	$ 12,082	$ 11,527	$ 380	$ 361	$ 371
Interest cost on projected benefit obligation	26,312	28,326	29,104	408	515	789
Expected return on plan assets	(37,878)	(36,423)	(30,089)	—	—	—
Amortization of prior service credit (cost)	98	98	98	—	—	(192)
Recognized net loss	7,844	4,183	5,003	169	153	501
Additional amount recognized due to curtailment/settlement	—	—	221	198	560	737
Net pension benefit cost	$ 10,451	$ 8,266	$ 15,864	$ 1,155	$ 1,589	$ 2,206
Change in prior service cost	$ —	$ —	$ (221)	$ —	$ —	$ —
Change in net gain or loss	20,365	52,820	(33,482)	815	(608)	(886)
Amortization of prior service cost (credit)	(98)	(98)	(98)	—	—	192
Amortization of net gain (loss)	(7,844)	(4,183)	(5,003)	(169)	(153)	(501)
Total recognized in other comprehensive income (loss)	$ 12,423	$ 48,539	$ (38,804)	$ 646	$ (761)	$ (1,195)
Total recognized in net periodic benefit cost and other comprehensive income (loss)	$ 22,874	$ 56,805	$ (22,940)	$ 1,801	$ 828	$ 1,011

The Company expects to contribute $10.0 million to the qualified pension plan and $2.3 million to the SERP for the 2013 plan year. For the 2012 plan year, the Company contributed $10.0 million to the Qualified Pension Plan and $1.6 million to the SERP. For the 2011 plan year, the Company made contributions of $19.6 million to the Qualified Pension Plan and $4.4 million to the SERP.

Expected future benefit payments, which reflect expected future service, are as follows:

In thousands	Qualified Pension Plan	SERP
2013	$ 27,581	$ 2,291
2014	29,184	528
2015	30,836	988
2016	32,444	3,099
2017	33,940	503
2018-2022	192,646	4,615

Effective January 1, 2011, changes in pay are no longer taken into account for benefit calculation purposes. The discount rates take into consideration the populations of our pension plans and the anticipated payment streams as compared to the Citigroup

14. PENSION PLANS (CONTINUED)

Obligations and Funded Status - Continued

Discount Yield Curve index and rounds the results to the nearest fifth basis point. The actuarial assumptions used in determining benefit obligations of the pension plans are as follows:

	At December 31,			
	Qualified Pension Plan		SERP	
	2012	2011	2012	2011
Discount rate	3.70%	4.20%	2.85%	3.55%

The actuarial assumptions used in determining the net periodic benefit cost of the pension plans are as follows:

	For the year ended December 31,			
	Qualified Pension Plan		SERP	
	2012	2011	2012	2011
Discount rate	4.20%	5.30%	3.55%	4.50%
Expected return on plan assets	7.50%	8.00%	N/A	N/A
Average rate of increase in compensation levels	N/A	N/A	N/A	N/A

Plan Assets for Qualified Pension Plan

The expected return on plan assets rate was determined based upon historical returns adjusted for estimated future market fluctuations. For 2012, the expected rate of return on plan assets was reduced to 7.5% from 8.0% for 2011. The reduction was primarily driven by the changes in the allocation targets of our investments made during 2011. During 2012 and 2011, the actual return on pension plan assets was significantly higher than our expected rate of return on pension plan assets of 7.5% and 8.0%, respectively. The 2012 actual rate of return on pension plan assets, net of expenses was 11.9%.

Plan assets are invested in a diversified portfolio consisting of equity and fixed income securities. The investment goals for pension plan assets are to improve and/or maintain the Plan's funded status by generating long-term asset returns that exceed the rate of growth of the Plan's liabilities. The Plan invests assets in a manner that seeks to (a) maximize return within reasonable and prudent levels of risk of loss of funded status; and (b) maintain sufficient liquidity to meet benefit payment obligations and other periodic cash flow requirements on a timely basis. The return generation/liability matching asset allocation ratio is currently 47%/53%. As the plan's funded status changes, the pension plan's Administrative Committee (the management committee that is responsible for plan administration) will act through an immediate or gradual process, as appropriate, to reallocate assets.

Under the current investment policy no Investment Manager may invest in investments deemed illiquid by the Investment Manager at the time of purchase, development programs, real estate, mortgages or private equities or securities of Kaman Corporation without prior written authorization from the Finance Committee of the Board of Directors. In addition, with the exception of U.S. Government securities, managers' holdings in the securities of any one issuer, at the time of purchase, may not exceed 7.5% of the total market value of that manager's account.

The pension plan assets are valued at fair value. The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

14. PENSION PLANS (CONTINUED)

Plan Assets for Qualified Pension Plan - Continued

Short-term Investments – This investment category consists of cash and cash equivalents and futures and options contracts. Cash and cash equivalents are comprised of investments with maturities of three months or less when purchased, including certain short-term fixed-income securities, and are classified as Level 1 investments. Futures contracts and options contracts requiring the investment managers to receive from or pay to the broker an amount of cash equal to daily fluctuations are included in short-term investments and are classified as Level 2 investments.

Corporate Stock – This investment category consists of primarily domestic common stock issued by U.S. corporations. Common shares are traded actively on exchanges and price quotes for these shares are readily available. Holdings of corporate stock are classified as Level 1 investments.

Mutual Funds –Mutual funds are traded actively on public exchanges. The share prices for these mutual funds are published at the close of each business day. Holdings of mutual funds are classified as Level 1 investments.

Common Trust Funds – Common trust funds are comprised of shares or units in commingled funds that are not publicly traded. The values of the commingled funds are not publicly quoted and must trade through a broker. For equity and fixed-income commingled funds traded through a broker, the fund administrator values the fund using the net asset value ("NAV") per fund share, derived from the value of the underlying assets. The underlying assets in these funds (equity securities, fixed income securities, and commodity-related securities) are publicly traded on exchanges and price quotes for the assets held by these funds are readily available. Holdings of common trust funds are classified as Level 2 investments.

Fixed Income Securities - For fixed income securities, multiple prices and price types are obtained from pricing vendors whenever possible, which enables cross-provider validations. A primary price source is identified based on asset type, class or issue for each security. The fair values of fixed income securities are based on evaluated prices that reflect observable market information, such as actual trade information of similar securities, adjusted for observable differences and are categorized as Level 2. These securities are primarily investment grade securities.

The fair value of the Company's qualified pension plan assets at December 31, 2012 and 2011, are as follows:

In thousands	Total Carrying Value at December 31, 2012	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Short-term investments:				
Cash and cash equivalents	$ 40,304	$ 40,304	$ —	$ —
Futures contracts	(2,312)	—	(2,312)	—
Fixed income securities:				
U.S. Government and agency securities [a]	56,364	—	56,364	—
Bonds:				
Corporate fixed income	84,535	—	84,535	—
Foreign fixed income	9,459	—	9,459	—
Other fixed income [b]	5,429	—	5,429	—
Mutual funds	78,098	78,098	—	—
Common trust funds	221,301	—	221,301	—
Corporate stock	64,475	64,475	—	—
Total	$ 557,653	$ 182,877	$ 374,776	$ —

14. PENSION PLANS (CONTINUED)

Plan Assets for Qualified Pension Plan - Continued

In thousands	Total Carrying Value at December 31, 2011	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Short term investments:				
Cash and cash equivalents	$ 32,013	$ 32,013	$ —	$ —
Futures contracts	16,695	—	16,695	—
Option contracts - assets	888	—	888	—
Option contracts - liabilities	(1,599)	—	(1,599)	—
Fixed income securities:				
US Government and agency securities [(a)]	69,635	—	69,635	—
Bonds:				
Corporate fixed income	79,310	—	79,310	—
Foreign fixed income	6,510	—	6,510	—
Other fixed income [(b)]	8,845	—	8,845	—
Mutual funds	59,474	59,474	—	—
Common trust funds	180,938	—	180,938	—
Corporate stock	58,834	58,834	—	—
Total	$ 511,543	$ 150,321	$ 361,222	$ —

(a) This category represents investments in debt securities issued by the U.S. Treasury, other U.S. government corporations and agencies, states and municipalities.
(b) This category primarily represents investments in commercial and residential mortgage-backed securities.

Derivatives are primarily used to manage risk and gain asset class exposure while still maintaining liquidity. Derivative instruments mainly consist of equity futures and interest rate futures.

Other Plans

The Company also maintains a Defined Contribution Plan that has been adopted by most of its U.S. subsidiaries. Employees of the adopting employers who meet the eligibility requirements of the plan may participate. Employer matching contributions are made to the plan based on a percentage of each participant's pre-tax contribution. Effective January 1, 2011, for each dollar that a participant contributes, up to 5% of compensation, participating subsidiaries make employer contributions of one dollar. During 2010, for each dollar that a participant contributed, up to 5% of compensation, participating subsidiaries made employer contributions of fifty cents. Employer contributions to the plan totaled $9.3 million, $8.5 million and $3.7 million in 2012, 2011 and 2010, respectively.

One of the Company's acquired U.S. subsidiaries maintains a separate defined contribution plan for its eligible employees. Employer matching contributions are made on a discretionary basis. Additionally, two of our foreign subsidiaries each maintain a defined benefit plan of their own for their local employees. The net pension liabilities of $1.5 million associated with these plans are included in other accruals and payables on the Consolidated Balance Sheets.

15. OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of the following:

	At December 31,	
In thousands	2012	2011
Supplemental employees' retirement plan (SERP)	$ 10,035	$ 11,546
Deferred compensation	12,665	11,556
Long-term incentive plan	6,084	5,089
Noncurrent income taxes payable	3,886	4,313
Environmental remediation liability	9,903	9,941
Other	6,837	14,440
Total	$ 49,410	$ 56,885

Disclosures regarding the assumptions used in the determination of the SERP liabilities are included in Note 14, *Pension Plans*. Discussions of our environmental remediation liabilities are in Note 10, *Environmental Costs*, and Note 16, *Commitments and Contingencies*.

The Company maintains a non-qualified deferred compensation plan for certain of its employees as well as a non-qualified deferred compensation plan for its Board of Directors. Generally, participants in these plans have the ability to defer a certain amount of their compensation, as defined in the agreement. The deferred compensation liability will be paid out either upon retirement or as requested based upon certain terms in the agreements and in accordance with Internal Revenue Code Section 409A.

16. COMMITMENTS AND CONTINGENCIES

Asset Retirement Obligations

The Company has unrecorded Asset Retirement Obligation's ("AROs") that are conditional upon certain events. These AROs generally include the removal and disposition of non-friable asbestos. The Company has not recorded a liability for these conditional AROs at December 31, 2012, because the Company does not currently believe there is a reasonable basis for estimating a date or range of dates for major renovation or demolition of these facilities. In reaching this conclusion, the Company considered the historical performance of each facility and has taken into account factors such as planned maintenance, asset replacement and upgrades, which, if conducted as in the past, can extend the physical lives of the facilities indefinitely. The Company also considered the possibility of changes in technology and risk of obsolescence in arriving at its conclusion.

The Company currently leases various properties under leases that give the lessor the right to make the determination as to whether the lessee must return the premises to their original condition, except for normal wear and tear. The Company does not normally make substantial modifications to leased property, and many of the Company's leases either require lessor approval of planned improvements or transfer ownership of such improvements to the lessor at the termination of the lease. Historically we have not incurred significant costs to return leased premises to their original condition.

Leases

Rent commitments under various leases for office space, warehouses, land and buildings expire at varying dates from January 2013 to September 2020. The standard term for most leases ranges from 3 to 5 years. Some of the Company's leases have rent escalations, rent holidays or contingent rent that are recognized on a straight-line basis over the entire lease term. Material leasehold improvements and other landlord incentives are amortized over the shorter of their economic lives or the lease term, including renewal periods, if reasonably assured. Certain annual rentals are subject to renegotiation, with certain leases renewable for varying periods.

Lease periods for machinery and equipment range from 1 to 5 years.

16. COMMITMENTS AND CONTINGENCIES (CONTINUED)

Leases - Continued

Substantially all real estate taxes, insurance and maintenance expenses are obligations of the Company. It is expected that in the normal course of business leases that expire will be renewed or replaced by leases on other similar property.

The following minimum future rental payments are required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2012:

In thousands		
2013	$	20,487
2014		15,556
2015		9,688
2016		5,599
2017		4,899
Thereafter		1,614
Total	$	57,843

Lease expense for all operating leases, including leases with terms of less than one year, amounted to $23.6 million, $21.4 million and $17.0 million for 2012, 2011 and 2010, respectively.

Legal Matters

Wichita Subpoena Matter

In 2011, the U.S. District Court for the District of Kansas issued a grand jury subpoena to the Aerospace segment's Wichita facility regarding a government investigation of record keeping associated with the manufacture of certain composite parts. Management is cooperating with the government's investigation and believes that it has fully complied with all legal obligations in connection with the manufacture of the parts in question. At December 31, 2012, the Company had no amount accrued for this matter, as it is unable to estimate the amount of costs, if any, that might be incurred in connection with the resolution of this matter at this time. The Company believes that the likelihood of an adverse outcome to this matter is remote.

40 mm

The Orlando facility is one of five defendants in a qui tam suit under the False Claims Act brought by John D. King, a former employee of one of the other defendants. The case, United States ex rel. King v. DSE, Inc., et al., No. 8:08-cv-02416 (M.D. Fla.), is currently pending in the U.S. District Court for the Middle District of Florida. The United States Department of Justice has declined to intervene in the suit, and the case is being brought by Mr. King. The suit alleges that the Orlando facility knowingly submitted false claims or made false statements in connection with its work on 40 mm grenade programs. Management believes that it has fully complied with its legal obligations in connection with this program. On February 19, 2013, the Court issued an order dismissing the case with prejudice as to Mr. King. A judgment on the order was entered by the Court on February 20, 2013, Mr. King has 30 days from the date of the judgment in which to file an appeal. At December 31, 2012, the Company had no amount accrued for this matter, as it is unable to estimate the amount of costs, if any, that might be incurred in connection with the resolution of this matter at this time. The Company believes that the likelihood of an adverse outcome to this matter is remote.

16. COMMITMENTS AND CONTINGENCIES (CONTINUED)

Other Matters

Revenue Sharing Agreement with the Commonwealth of Australia

The Company is actively engaged in efforts to resell the former Australia SH-2G(A) (now designated the SH-2G(I)) aircraft, spare parts and equipment to other potential customers. Pursuant to the terms of its revenue sharing agreement with the Commonwealth of Australia, the Company will share all proceeds from the resale of the aircraft, spare parts, and equipment with the Commonwealth on a predetermined basis, and total payments of at least $39.5 million (AUD) must be made to the Commonwealth regardless of sales. Cumulative payments of $33.1 million (AUD) have been made through December 31, 2012. An additional payment of $6.4 million (AUD) must be paid on March 14, 2013, to the extent that cumulative payments have not yet reached $39.5 million (AUD) as of that date.

To secure these payments, the Company has provided the Commonwealth of Australia with an unconditional letter of credit, which is being reduced as such payments are made. The letter of credit balance at December 31, 2012, was $6.7 million. The letter of credit balance will continue to be reduced as payments are made to the Commonwealth of Australia. As of December 31, 2012, the U.S. dollar value of the remaining $6.4 million (AUD) required payment was $6.7 million. In late 2008, the Company entered into foreign currency exchange contracts that limited the foreign currency risks associated with these required payments. See Note 6, *Derivative Financial Instruments*, for further discussion.

Moosup

This facility is currently being held for disposal. Site characterization of the environmental condition of the property, which began in 2008, is continuing. The total anticipated cost of the environmental remediation activities associated with the Moosup property is $4.4 million, unchanged from the previously reported estimate, all of which has been accrued. The total amount paid to date in connection with environmental remediation activities at this location is $2.4 million. A portion ($0.2 million) of the accrual related to this property is included in other accruals and payables and the balance is included in other long-term liabilities. The remaining balance of the accrual reflects the total anticipated cost of completing these environmental remediation activities. Although it is reasonably possible that additional costs will be paid in connection with the resolution of this matter, the Company is unable to estimate the amount of such additional costs, if any, at this time.

New Hartford

In connection with sale of the Company's Music segment in 2007, the Company assumed responsibility for meeting certain requirements of the Connecticut Transfer Act (the "Transfer Act") that applied to our transfer of the New Hartford, Connecticut, facility leased by that segment for guitar manufacturing purposes ("Ovation"). Under the Transfer Act, those responsibilities essentially consist of assessing the site's environmental conditions and remediating environmental impairments, if any, caused by Ovation's operations prior to the sale. The site is a multi-tenant industrial park, in which Ovation and other unrelated entities lease space. The environmental assessment, which began in 2008, is still in process.

The Company's estimate of its portion of the cost to assess the environmental conditions and remediate this site is $2.2 million, unchanged from previously reported estimates, all of which has been accrued. The total amount paid to date in connection with these environmental remediation activities is $0.5 million. A portion ($0.7 million) of the accrual related to this property is included in other accruals and payables and the balance is included in other long-term liabilities. The remaining balance of the accrual reflects the total anticipated cost of completing these environmental remediation activities. Although it is reasonably possible that additional costs will be paid in connection with the resolution of this matter, the Company is unable to estimate the amount of such additional costs, if any, at this time.

16. COMMITMENTS AND CONTINGENCIES (CONTINUED)

Other Matters - Continued

Bloomfield

In connection with the Company's 2008 purchase of the portion of the Bloomfield campus that Kaman Aerospace Corporation had leased from NAVAIR, the Company assumed responsibility for environmental remediation at the facility as may be required under the Transfer Act and continues the effort to define the scope of the remediation that will be required by the Connecticut Department of Environmental Protection ("CTDEP"). The assumed environmental liability of $10.3 million was determined by taking the undiscounted estimated remediation liability of $20.8 million and discounting it at a rate of 8%. This remediation process will take many years to complete. The total amount paid to date in connection with these environmental remediation activities is $5.3 million. A portion ($1.4 million) of the accrual related to this property is included in other accruals and payables, and the balance is included in other long-term liabilities. Although it is reasonably possible that additional costs will be paid in connection with the resolution of this matter, the Company is unable to estimate the amount of such additional costs, if any, at this time.

United Kingdom

In connection with the purchase of U.K. Composites, the Company accrued, at the time of acquisition, £1.6 million for environmental compliance at the facilities. The remaining balance of the accrual at December 31, 2012 was £0.5 million, with £0.9 million having been paid to date in connection with these environmental remediation activities and £0.2 million released to income. The U.S. dollar equivalent of the remaining environmental compliance liability as of December 31, 2012, is $0.7 million, which is included in other accruals and payables. The Company continues to assess the work that may be required, which may result in a change to this accrual. Although it is reasonably possible that additional costs will be paid in connection with the resolution of this matter, the Company is unable to estimate the amount of such additional costs, if any, at this time.

17. COMPUTATION OF EARNINGS PER SHARE

The computation of basic earnings per share is based on net earnings divided by the weighted average number of shares of common stock outstanding for each year. The computation of diluted earnings per share includes the common stock equivalency of dilutive options granted to employees under the Stock Incentive Plan.

Excluded from the diluted earnings per share calculation for the years ended December 31, 2012, 2011 and 2010, respectively, are 338,248, 265,026 and 471,688 shares associated with equity awards granted to employees that are anti-dilutive based on the average stock price.

17. COMPUTATION OF EARNINGS PER SHARE (CONTINUED)

	For the Year Ended December 31,		
In thousands, except per share amounts	2012	2011	2010
Earnings from continuing operations	$ 53,928	$ 49,928	$ 35,481
Earnings from discontinued operations, net of tax	(226)	1,214	130
Gain on disposal of discontinued operations, net of tax	1,323	—	—
Net earnings	$ 55,025	$ 51,142	$ 35,611
Basic:			
Weighted average number of shares outstanding	26,425	26,246	25,928
Earnings per share from continuing operations	$ 2.04	$ 1.90	$ 1.37
Earnings per share from discontinued operations	(0.01)	0.05	—
Earnings per share from disposal of discontinued operations	0.05	—	—
Basic earnings per share	$ 2.08	$ 1.95	$ 1.37
Diluted:			
Weighted average number of shares outstanding	26,425	26,246	25,928
Weighted average shares issuable on exercise of dilutive stock options	162	223	176
Weighted average shares issuable on exercise of convertible notes	35	31	—
Total	26,622	26,500	26,104
Earnings per share from continuing operations	$ 2.03	$ 1.88	$ 1.36
Earnings per share from discontinued operations	(0.01)	0.05	—
Earnings per share from disposal of discontinued operations	0.05	—	—
Diluted earnings per share	$ 2.07	$ 1.93	$ 1.36

In November 2010, the Company issued Convertible Notes due on November 15, 2017, in the aggregate principal amount of $115.0 million. Shares issuable under the Convertible Notes were excluded from the diluted earnings per share calculation for the year ended December 31, 2010, because the conversion price was greater than the average market price of our stock during the period. Excluded from the diluted earnings per share calculation for the year ended December 31, 2012, are 3,396,841 and for the years ended December 31, 2011 and 2010 are 3,386,739 shares, issuable under the warrants sold in connection with the Company's convertible note offering as they would be anti-dilutive.

18. SHARE-BASED ARRANGEMENTS

General

The Company accounts for stock options and restricted stock as equity awards whereas the stock appreciation rights and employee stock purchase plan are accounted for as liability awards. Compensation expense for stock options and restricted stock awards is recognized on a straight-line basis over the vesting period of the awards.

18. SHARE-BASED ARRANGEMENTS (CONTINUED)

The following table summarizes share-based compensation expense recorded during each period presented:

	For the Year Ended December 31,		
In thousands	2012	2011	2010
Stock options	$ 1,850	$ 1,743	$ 1,407
Restricted stock awards	3,571	4,554	2,658
Stock appreciation rights	—	179	123
Employee stock purchase plan	444	330	270
Total share-based compensation	$ 5,865	$ 6,806	$ 4,458

Stock Incentive Plan

The 2003 Stock Incentive Plan (the "2003 Plan") provides for the issuance of shares of common stock and includes a continuation and extension of the predecessor plan. As with the predecessor plan, the 2003 Plan provides for equity compensation awards, including principally incentive and non-statutory stock options, restricted stock, stock appreciation rights, and long-term incentive program ("LTIP") awards. In addition, the 2003 Plan contains provisions intended to qualify the LTIP under Section 162(m) of the Internal Revenue Code of 1986, as amended. As of December 31, 2012, there were 510,403 shares available for grant under the plan.

LTIP awards provide certain senior executives an opportunity to receive award payments in either stock or cash as determined by the Personnel and Compensation Committee of the Board of Directors in accordance with the Plan, at the end of a three-year performance cycle. For the performance cycle, the Company's financial results are compared to the Russell 2000 indices for the same periods based upon the following: (a) average return on total capital, (b) earnings per share growth and (c) total return to shareholders. No awards will be payable unless the Company's performance is at least in the 25th percentile of the designated indices. The maximum award is payable if performance reaches the 75th percentile of the designated indices. Awards for performance between the 25th and 75th percentiles are determined by straight-line interpolation. Generally, LTIP awards are paid in cash.

Stock options are granted with an exercise price equal to the average market price of our stock at the date of grant. Stock options and Stock Appreciation Rights ("SAR"s) granted under the plan generally expire ten years from the date of grant and vest 20% each year over a 5-year period on each of the first five anniversaries from the date of grant. Restricted Stock Awards ("RSAs") are generally granted with restrictions that lapse at the rate of 20% per year over a 5-year period on each of the first five anniversaries from the date of grant. Generally, these awards are subject to forfeiture if a recipient separates from service with the Company.

Stock option activity is as follows:

	Options	Weighted average-exercise price
Options outstanding at December 31, 2011	979,658	$ 23.35
Granted	181,620	33.59
Exercised	(210,332)	19.66
Forfeited or expired	(29,906)	23.38
Options outstanding at December 31, 2012	921,040	$ 26.21

18. SHARE-BASED ARRANGEMENTS (CONTINUED)

Stock Incentive Plan - Continued

The following table presents information regarding options outstanding as of December 31, 2012:

Weighted-average remaining contractual term - options outstanding (years)		6.5
Aggregate intrinsic value - options outstanding (in thousands)	$	9,284
Weighted-average exercise price - options outstanding	$	26.21
Options exercisable		351,258
Weighted-average remaining contractual term - options exercisable (years)		5.2
Aggregate intrinsic value - options exercisable (in thousands)	$	4,772
Weighted-average exercise price - options exercisable	$	22.70

The intrinsic value represents the amount by which the market price of the stock on the measurement date exceeds the exercise price of the option. The intrinsic value of options exercised in 2012, 2011 and 2010 was $4.8 million, $2.9 million and $1.5 million, respectively. The Company currently has an open stock repurchase plan, which would enable the Company to repurchase shares as needed. Prior to 2008 the Company generally issued shares related to option exercises and RSAs from treasury stock; however, since 2007 the Company has issued shares from its authorized but unissued common stock.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option valuation model. The following table indicates the weighted-average assumptions used in estimating fair value:

	2012	2011	2010
Expected option term (years)	5.4	6.5	6.5
Expected volatility	46.5%	43.9%	46.1%
Risk-free interest rate	0.9%	2.9%	3.2%
Expected dividend yield	1.9%	2.2%	3.3%
Per share fair value of options granted	$ 12.00	$ 12.05	$ 9.28

The expected term of options granted represents the period of time that option grants are expected to be outstanding. For 2012, in predicting the expected term, the Company based its calculation on historical exercise patterns in order to estimate future exercise patterns. For 2011 and 2010, in predicting the life of option grants, all stock options met the definition of "plain vanilla" options and therefore, the "simplified" method was used to calculate the term for grants. Forfeitures of options are estimated based upon historical data and are adjusted based upon actual occurrences. The cumulative effect of stock award forfeitures was immaterial. The volatility assumption is based on the historical daily price data of the Company's stock over a period equivalent to the weighted-average expected term of the options. Management evaluated whether there were factors during that period that were unusual and would distort the volatility figure if used to estimate future volatility and concluded that there were no such factors. The Company relies only on historical volatility since future volatility is expected to be consistent with historical volatility.

The risk-free interest rate assumption is based upon the interpolation of various U.S. Treasury rates determined at the date of option grant. Expected dividends are based upon a historical analysis of our dividend yield over the past year.

18. SHARE-BASED ARRANGEMENTS (CONTINUED)

Stock Incentive Plan - Continued

Restricted Stock activity is as follows:

	Restricted Stock Awards	Weighted-average grant date fair value
Restricted Stock outstanding at December 31, 2011	309,533	$ 25.74
Granted	94,392	33.67
Vested	(145,289)	26.41
Forfeited or expired	(7,277)	28.26
Restricted Stock outstanding at December 31, 2012	251,359	$ 28.30

The grant date fair value for restricted stock is the average market price of the unrestricted shares on the date of grant. The total fair value of restricted stock awards vested during 2012, 2011 and 2010 was $5.3 million, $4.0 million and $2.5 million, respectively.

We record a tax benefit and associated deferred tax asset for compensation expense recognized on non-qualified stock options and restricted stock for which we are allowed a tax deduction. For 2012, 2011 and 2010, respectively, we recorded a tax benefit of $2.1 million, $2.4 million and $1.5 million for these two types of compensation expense.

The windfall tax benefit is the tax benefit realized on the exercise of non-qualified stock options and disqualifying dispositions of stock acquired by exercise of incentive stock options and Employee Stock Purchase Plan stock purchases in excess of the deferred tax asset originally recorded. The total windfall tax benefit realized in 2012, 2011, and 2010 was $0.9 million, $0.8 million, and $0.3 million, respectively.

As of December 31, 2012, future compensation costs related to non-vested stock options and restricted stock grants is $8.6 million. The Company anticipates that this cost will be recognized over a weighted-average period of 3.1 years.

Employees Stock Purchase Plan

The Kaman Corporation Employees Stock Purchase Plan ("ESPP") allows employees to purchase common stock of the Company, through payroll deductions, at 85% of the market value of shares at the time of purchase. The plan provides for the grant of rights to employees to purchase a maximum of 1,500,000 shares of common stock.

During 2012, 90,048 shares were issued to employees at prices ranging from $24.09 to $30.79. During 2011, 68,116 shares were issued to employees at prices ranging from $23.35 to $32.50. During 2010, 71,627 shares were issued to employees at prices ranging from $18.76 to $25.36. At December 31, 2012, there were 551,139 shares available for purchase under the plan.

19. SEGMENT AND GEOGRAPHIC INFORMATION

The Company is organized based upon the nature of its products and services, and is composed of two operating segments each overseen by a segment manager. These segments are reflective of how the Company's Chief Executive Officer, who is its Chief Operating Decision Maker ("CODM"), reviews operating results for the purposes of allocating resources and assessing performance. The Company has not aggregated operating segments for purposes of identifying reportable segments.

The Distribution segment is the third largest power transmission/motion control industrial distributor in North America. The segment provides products including bearings, mechanical and electrical power transmission, fluid power, motion control, automation, material handling components, electrical control and power distribution, and MRO supplies to a broad spectrum of industrial markets throughout North America.

19. SEGMENT AND GEOGRAPHIC INFORMATION (CONTINUED)

The Aerospace segment produces and/or markets widely used proprietary aircraft bearings and components; complex metallic and composite aerostructures for commercial, military and general aviation fixed and rotary wing aircraft; safe and arm solutions for missile and bomb systems for the U.S. and allied militaries; subcontract helicopter work; support for the Company's SH-2G Super Seasprite maritime helicopters and K-MAX® medium-to-heavy lift helicopters; and engineering services.

Summarized financial information by business segment is as follows:

In thousands	For the year ended December 31, 2012	2011	2010
Net sales:			
Distribution	$ 1,012,059	$ 930,131	$ 813,416
Aerospace (a)	580,769	547,403	486,516
Net sales	$ 1,592,828	$ 1,477,534	$ 1,299,932
Operating income:			
Distribution	$ 50,560	$ 46,894	$ 30,005
Aerospace (b)	89,142	80,424	67,151
Net gain (loss) on sale of assets	(105)	(269)	448
Corporate expense	(46,759)	(39,468)	(39,409)
Operating income from continuing operations	92,838	87,581	58,195
Interest expense, net (c)	12,185	11,646	3,403
Other expense (income), net	(175)	(339)	(1,075)
Earnings before income taxes from continuing operations	80,828	76,274	55,867
Income tax expense	26,900	26,346	20,386
Earnings from continuing operations	$ 53,928	$ 49,928	$ 35,481

(a) Net sales by the Aerospace segment under contracts with U.S. Government agencies (including sales to foreign governments through foreign military sales contracts with U.S. Government agencies) totaled $303.5 million, $268.1 million and $287.1 million in 2012, 2011 and 2010, respectively.

(b) Operating income for 2012 includes $3.3 million of net loss associated with the resolution of a program related matter. Operating income for 2011 includes $6.2 million in expense associated with the settlement of the FMU-143 matter. Operating income for 2010 includes a non-cash non-tax-deductible impairment charge of $6.4 million and a $2.0 million contract loss resulting from finalization of the contract price negotiations for the Sikorsky Canadian MH-92 program.

(c) Interest expense, net in 2010 includes $6.6 million of interest income related to look-back interest received from the Internal Revenue Service in response to a claim we filed in connection with the Australian SH-2G(A) Super Seasprite Helicopter program.

19. SEGMENT AND GEOGRAPHIC INFORMATION (CONTINUED)

In thousands	At December 31, 2012	2011	2010
Identifiable assets (a):			
Distribution	$ 449,552	$ 374,144	$ 301,031
Aerospace	521,080	513,556	471,266
Corporate (b)	126,361	108,698	123,460
Total assets	$ 1,096,993	$ 996,398	$ 895,757
Capital expenditures:			
Distribution	$ 10,867	$ 8,044	$ 7,796
Aerospace	15,293	11,958	10,520
Corporate	6,409	8,814	3,156
Total capital expenditures	$ 32,569	$ 28,816	$ 21,472
Depreciation and amortization:			
Distribution	$ 9,565	$ 7,059	$ 6,107
Aerospace	13,947	12,540	10,992
Corporate	4,871	3,569	3,362
Total depreciation and amortization	$ 28,383	$ 23,168	$ 20,461

(a) Identifiable assets are year-end assets at their respective net carrying values segregated as to segment and corporate use.

(b) For the periods presented, the corporate identifiable assets are principally comprised of cash, short-term and long-term deferred income tax assets, capitalized debt issuance costs, cash surrender value of life insurance policies and fixed assets.

Sales are attributed to geographic regions based on the location to which the product is shipped. Geographic distribution of sales from continuing operations is as follows:

In thousands	For the year ended December 31, 2012	2011	2010
United States	$ 1,379,371	$ 1,313,372	$ 1,158,397
United Kingdom	47,657	41,694	41,944
Mexico	31,584	27,866	24,858
Germany	20,475	17,577	13,191
Other	113,741	77,025	61,542
Total	$ 1,592,828	$ 1,477,534	$ 1,299,932

Geographic distribution of long-lived assets is as follows:

In thousands	At December 31, 2012	2011
United States	$ 354,627	$ 281,559
United Kingdom	61,562	60,608
Germany	12,718	11,455
Mexico	3,261	2,609
Canada	50	488
Total	$ 432,218	$ 356,719

20. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the issuance date of these financial statements. No material subsequent events were identified that required disclosure.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The company has carried out an evaluation, under the supervision and with the participation of our management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of the company's disclosure controls and procedures. Based upon that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of December 31, 2012, the disclosure controls and procedures were effective.

Management's Report on Internal Control Over Financial Reporting

The company's management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect and correct misstatements. Management has assessed the effectiveness of the company's internal control over financial reporting as of December 31, 2012, with the exception of Zeller and FBI, both of which were acquired during 2012. While we are beginning the process of incorporating our controls and procedures into these businesses, management has not yet performed documentation, evaluation and testing of internal controls over financial reporting at these businesses. Therefore, Zeller and FBI were not included in our assessment of internal controls over financial reporting as of December 31, 2012.

In making its assessment, management has utilized the criteria set forth by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission in Internal Control—Integrated Framework. Management concluded that based on its assessment, which excluded Zeller and FBI, the company's internal control over financial reporting was effective as of December 31, 2012. The effectiveness of internal control over financial reporting as of December 31, 2012, has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report, which is included in this Form 10-K.

Changes in Internal Control Over Financial Reporting

Management of the company has evaluated, with the participation of the company's Chief Executive Officer and Chief Financial Officer, changes in the company's internal controls over financial reporting during 2012.

During the fourth quarter ended December 31, 2012, management made no changes to the internal controls over financial reporting that materially affected our internal controls over financial reporting.

Inherent Limitations of Disclosure Controls and Procedures and Control over Financial Reporting

The company's evaluation described in this item was undertaken acknowledging that there are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Other than the list of executive officers of the company set forth in Item 1, Executive Officers of the Registrant, all information under this caption may be found in the company's proxy statement to be delivered to stockholders in connection with the Annual Meeting of Shareholders, which is scheduled for April 17, 2013, (the "Proxy Statement") in the following sections: "Class 2 Director Nominees for Election at the 2013 Annual Meeting," "Continuing Directors," "Section 16(a) Beneficial Ownership Reporting Compliance," "Director Nominees," and "Audit Committee." Those portions of the Proxy Statement are incorporated by reference into this Item 10.

ITEM 11. EXECUTIVE COMPENSATION

Information about compensation of Kaman's named executive officers appears under "Executive Compensation" in the Proxy Statement. Information about compensation of Kaman's directors appears under "Non-Employee Director Compensation" in the Proxy Statement. Those portions of the Proxy Statement are incorporated by reference into this Item 11.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information about security ownership of certain beneficial owners and management appears under "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" in the Proxy Statement. That portion of the Proxy Statement is incorporated by reference into this Item 12.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information about certain relationships and related transactions appears under "Transactions With Related Persons" and "Board and Committee Independence Requirements" in the Proxy Statement. Those portions of the Proxy Statement are incorporated by reference into this Item 13.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Information regarding audit fees and all other fees, in addition to the Audit Committee's pre-approval policies and procedures appears under "Principal Accounting Fees and Services" in the Proxy Statement. That portion of the Proxy Statement is incorporated by reference into this Item 14.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a)(1) FINANCIAL STATEMENTS.

See Item 8 of this Form 10-K setting forth our Consolidated Financial Statements.

(a)(2) FINANCIAL STATEMENT SCHEDULES.

An index to the financial statement schedule immediately precedes such schedule.

(a)(3) EXHIBITS.

An index to the exhibits filed or incorporated by reference immediately precedes such exhibits.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Bloomfield, State of Connecticut, on this 25th day of February 2013.

KAMAN CORPORATION
(Registrant)

By: /s/ Neal J. Keating

Neal J. Keating
Chairman, President and
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title:	Date:
/s/ Neal J. Keating Neal J. Keating	Chairman, President and Chief Executive Officer	February 25, 2013
/s/ William C. Denninger William C. Denninger	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	February 25, 2013
/s/ John J. Tedone John J. Tedone	Vice President – Finance and Chief Accounting Officer	February 25, 2013
/s/ Neal J. Keating Neal J. Keating Attorney-in-Fact for:		February 25, 2013
Brian E. Barents	Director	
E. Reeves Callaway III	Director	
Karen M. Garrison	Director	
A. William Higgins	Director	
Scott E. Kuechle	Director	
Eileen S. Kraus	Director	
George E. Minnich	Director	
Thomas W. Rabaut	Director	
Richard J. Swift	Director	

KAMAN CORPORATION AND SUBSIDIARIES

Index to Financial Statement Schedule

Report of Independent Registered Public Accounting Firm

Financial Statement Schedule:

Schedule II - Valuation and Qualifying Accounts

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Kaman Corporation:

Under date of February 25, 2013, we reported on the consolidated balance sheets of Kaman Corporation and subsidiaries (Kaman Corporation) as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2012, and the effectiveness of internal controls over financial reporting as of December 31, 2012, as contained in the annual report on Form 10-K for the year 2012. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related consolidated financial statement schedule as listed in the accompanying index. The financial statement schedule is the responsibility of Kaman Corporation's management. Our responsibility is to express an opinion on the financial statement schedule based on our audits.

In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Hartford, Connecticut
February 25, 2013

KAMAN CORPORATION AND SUBSIDIARIES
SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Dollars in Thousands)

DESCRIPTION	Balance Beginning of Period	Additions: Charged to Costs and Expenses	Additions: Others (A)	Deductions (B)	Balance End of Period
2012					
Allowance for doubtful accounts	$ 3,294	$ 763	$ 322	$ 1,231	$ 3,148
2011					
Allowance for doubtful accounts	$ 3,831	$ 1,337	$ 49	$ 1,923	$ 3,294
2010					
Allowance for doubtful accounts	$ 2,407	$ 2,127	$ 502	$ 1,205	$ 3,831

(A) Additions to allowance for doubtful accounts attributable to acquisitions.
(B) Write-off of bad debts, net of recoveries.

DESCRIPTION	Balance Beginning of Period	Additions (Reductions): Current Year Provision (Benefit)	Additions (Reductions): Others	Balance End of Period
2012				
Valuation allowance on deferred tax assets	$ 3,786	$ 469	$ 1,033	$ 5,288
2011				
Valuation allowance on deferred tax assets	$ 4,217	$ (53)	$ (378)	$ 3,786
2010				
Valuation allowance on deferred tax assets	$ 5,221	$ (616)	$ (388)	$ 4,217

KAMAN CORPORATION
INDEX TO EXHIBITS

Exhibit 3.1	Amended and Restated Certificate of Incorporation of the Company, amended and restated as of November 3, 2005 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K dated November 4, 2005, File No. 333-66179).	Previously Filed
Exhibit 3.2	Amended and Restated Bylaws of the Company, dated February 26, 2008 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K dated February 28, 2008, File No. 000-01093).	Previously Filed
Exhibit 4.1	Amended and Restated Indenture, dated as of February 23, 2011, by and between the Company and The Bank of New York Mellon Trust Company, as Trustee (incorporated by reference to Exhibit 4.1 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2010, File No. 000-01093).	Previously Filed
Exhibit 10.1	Kaman Corporation 2003 Stock Incentive Plan, as amended through October 13, 2009 (incorporated by reference to Exhibit 10(a)(i) to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended October 2, 2009, File No. 000-01093), as amended by amendments thereto filed with the SEC on April 7, 2010 (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K dated April 7, 2010, File No. 000-01093) and November 1, 2010 (incorporated by reference to Exhibit 10(b) to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended October 1, 2010, File No. 000-01093), and February 22, 2012 (incorporated by reference to Exhibit 99.2 to the Company's Current Report on Form 8-K, dated February 22, 2012, File No. 000-01093).*	Previously Filed
Exhibit 10.2	Kaman Corporation Employees Stock Purchase Plan, as amended and restated through October 12, 2010 (incorporated by reference to Exhibit 10(a) to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended October 1, 2010, File No. 000-01093) as amended by the First Amendment thereto filed with the SEC on February 27, 2012 (incorporated by reference to Exhibit 10b to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2011, File No. 001-35419).*	Previously Filed
Exhibit 10.3	Second Amendment to the Kaman Corporation Employees Stock Purchase Plan, dated February 21, 2013.	Filed Herewith
Exhibit 10.4	Kaman Corporation Supplemental Employees' Retirement Plan (incorporated by reference to Exhibit 10c to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000, File No. 333-66179), as amended by an amendment thereto filed with the SEC on March 5, 2004 (incorporated by reference to Exhibit 10c to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2003, File No. 333-66179), and an amendment thereto filed with the SEC on February 26, 2007 (incorporated by reference to Exhibit 10.10 to the Company's Current Report on Form 8-K, dated February 26, 2007, File No. 000-01093).*	Previously Filed
Exhibit 10.5	Post-2004 Supplemental Employees' Retirement Plan (incorporated by reference to Exhibit 10.11 to the Company's Current Report on Form 8-K, dated February 26, 2007, File No. 000-01093).*	Previously Filed
Exhibit 10.6	First Amendment to Kaman Corporation Post-2004 Supplemental Employees' Retirement Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, dated February 28, 2008, File No. 000-01093).*	Previously Filed
Exhibit 10.7	Second Amendment to Kaman Corporation Post-2004 Supplemental Employees' Retirement Plan (incorporated by reference to Exhibit 10(c)(iii) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2009, File No. 000-01093).*	Previously Filed

Exhibit 10.8	Kaman Corporation Amended and Restated Deferred Compensation Plan (incorporated by reference to Exhibit 10d to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002, File No. 333-66179), as amended by an amendment thereto filed with the SEC on March 5, 2004 (incorporated by reference to Exhibit 10d to the Company's Annual report on Form 10-K for the fiscal year ended December 31, 2003 File No. 333-66179), and an amendment thereto filed with the SEC on August 3, 2004 (incorporated by reference to Exhibit 10(a) to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2004, File No. 333-66179).*	Previously Filed
Exhibit 10.9	Kaman Corporation Post-2004 Deferred Compensation Plan (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, dated February 28, 2008, File No. 000-01093).*	Previously Filed
Exhibit 10.10	First Amendment to Kaman Corporation Post-2004 Deferred Compensation Plan (incorporated by reference to Exhibit 10d(ii) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2011, File No. 001-35419).*	Previously Filed
Exhibit 10.11	Kaman Corporation Cash Bonus Plan (Amended and Restated effective as of January 1, 2008) (incorporated by reference to Exhibit 10e(i) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007, File No. 000-01093), as amended by Amendment No. 1 thereto (incorporated by reference to Exhibit 10e(i) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2010, File No. 000-01093).*	Previously Filed
Exhibit 10.12	Amended and Restated Executive Employment Agreement between the Company and Ronald M. Galla, originally dated as of January 1, 2007 and amended and restated as of November 11, 2008 (incorporated by reference to Exhibit 10g(v) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008, File No. 000-01093), as amended by Amendment No. 1 thereto dated December 21, 2010 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, dated December 21, 2010, File No. 000-01093).*	Previously Filed
Exhibit 10.13	Amended and Restated Change in Control Agreement between the Company and Ronald M. Galla, originally dated as of January 1, 2007 and amended and restated as of November 11, 2008 (incorporated by reference to Exhibit 10g(xi) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008, File No. 000-01093), as amended by First Amendment thereto, dated March 8, 2010 (incorporated by reference to Exhibit 10.6 to the Company's Current Report on Form 8-K, dated March 16, 2010, File No. 000-01093) and Second Amendment thereto, dated November 9, 2011 (incorporated by reference to Exhibit 10.2 on to the Company's Current Report on Form 8-K, dated on November 9, 2011, File No. 000-01093).*	Previously Filed
Exhibit 10.14	Amended and Restated Executive Employment Agreement between the Company and Neal J. Keating, originally dated as of August 7, 2007 and amended and restated as of November 11, 2008 (incorporated by reference to Exhibit 10g(xviii) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008, File No. 000-01093), as amended by Amendment No. 1 thereto dated January 1, 2010 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, dated February 23, 2010, File No. 000-01093) and Amendment No. 2 thereto dated September 17, 2010 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, dated September 20, 2010, File No. 000-01093).*	Previously Filed
Exhibit 10.15	Amended and Restated Change in Control Agreement between Kaman Corporation and Neal J. Keating, originally dated as of August 7, 2007 and amended and restated as of November 11, 2008 (incorporated by reference to Exhibit 10g(xix) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008, File No. 000-01093), as amended by Amendment No. 1 thereto, dated January 1, 2010 (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated February 25, 2010, File No. 000-01093), Second Amendment thereto, dated March 9, 2010 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, dated March 16, 2010, File No. 000-01093), and Third Amendment thereto dated as of August 7, 2012 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated August 8, 2012, File No. 001-35419).*	Previously Filed

Exhibit 10.16	Amended and Restated Executive Employment Agreement between Kaman Aerospace Group, Inc. and Gregory L. Steiner, originally dated as of July 7, 2008 and amended and restated as of November 11, 2008 (incorporated by reference to Exhibit 10g(xx) to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended April 3, 2009, File No. 000-01093), as amended by Amendment No. 1 thereto, dated June 7, 2011 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated June 7, 2011, File No. 000-01093).*	Previously Filed
Exhibit 10.17	Amended and Restated Change in Control Agreement between Kaman Aerospace Group, Inc. and Gregory L. Steiner, originally dated as of dated July 7, 2008 and amended and restated as of November 11, 2008 (incorporated by reference to Exhibit 10g(xx) to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended April 3, 2009, File No. 000-01093), as amended by First Amendment thereto, dated March 11, 2010 (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, dated March 16, 2010, File No. 000-01093). *	Previously Filed
Exhibit 10.18	Executive Employment Agreement dated as of November 17, 2008 between Kaman Corporation and William C. Denninger and Offer Letter dated November 11, 2008 (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K dated November 13, 2008, File No. 000-01093) as amended by Amendment No. 1 thereto on February 23, 2010 (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K dated February 25, 2010, File No. 000-01093) and Amendment No. 2 thereto dated November 10, 2010 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated November 10, 2010, File No. 000-01093) as amended by Third Amendment thereto dated November 7, 2012 (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated November 9, 2012, File No. 001-35419).*	Previously Filed
Exhibit 10.19	Change in Control Agreement between Kaman Corporation and William C. Denninger dated as of November 12, 2008 (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K dated November 13, 2008, File No. 000-01093) as amended by Amendment No. 1 thereto on dated January 1, 2010 (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K dated January 1, 2010, File No. 000-01093), Second Amendment thereto dated March 8, 2010 (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated March 16, 2010, File No. 000-01093) and Third Amendment thereto dated November 7, 2012 (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated November 9, 2012, File No. 001-35419).*	Previously Filed
Exhibit 10.20	Change in Control Agreement between Kaman Corporation and Shawn G. Lisle dated as of February 1, 2013.	Filed Herewith
Exhibit 10.21	Change in Control Agreement between Kaman Corporation and Gregory T. Troy dated as of March 26, 2013.	Filed Herewith
Exhibit 10.22	Executive Employment Agreement between Kaman Industrial Technologies Corporation and Steven J. Smidler dated as of September 1, 2010 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated September 10, 2010, File No. 000-01093.)*	Previously Filed
Exhibit 10.23	Change in Control Agreement between Kaman Industrial Technologies Corporation and Steven J. Smidler dated as of September 1, 2010 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated September 10, 2010, File No. 000-01093) as amended by First Amendment thereto dated November 9, 2011 (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K dated November 9, 2011, File No. 000-01093).*	Previously Filed
Exhibit 10.24	Form of Incentive Stock Option Agreement under the Kaman Corporation 2003 Stock Incentive Plan (incorporated by reference to Exhibit 10h(i) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008, File No. 000-01093).*	Previously Filed

Exhibit 10.25	Form of Non-Statutory Stock Option Agreement under the Kaman Corporation 2003 Stock Incentive Plan (incorporated by reference to Exhibit 10h(ii) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008, File No. 000-01093).*	Previously Filed
Exhibit 10.26	Form of Stock Appreciation Rights Agreement under the Kaman Corporation 2003 Stock Incentive Plan (incorporated by reference to Exhibit 10h(iii) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008, File No. 000-01093).*	Previously Filed
Exhibit 10.27	Form of Restricted Stock Agreement under the Kaman Corporation 2003 Stock Incentive Plan (incorporated by reference to Exhibit 10h(iv) to the Company's Form 10-Q for the fiscal quarter ended June 27, 2007, File No. 000-01093).*	Previously Filed
Exhibit 10.28	Form of Long Term Performance Award Agreement under the Kaman Corporation 2003 Stock Incentive Plan (incorporated by reference to Exhibit 10h(v) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2011, File No. 001-35419).*	Previously Filed
Exhibit 10.29	Form of Restricted Stock Unit Agreement under the Kaman Corporation 2003 Stock Incentive Plan (incorporated by reference to Exhibit 10h(vi) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2009, File No. 000-10093).*	Previously Filed
Exhibit 10.30	Deferred Compensation Agreement between Kaman Corporation and Eileen S. Kraus dated August 8, 1995 as amended by First Amendment thereto dated December 8, 2005 (incorporated by reference to Exhibit 10h(vii) to the Company's Annual Report on Form 10-K for the fiscal year ended on December 31, 2005, File No. 000-01093).*	Previously Filed
Exhibit 10.31	Purchase Agreement dated November 15, 2010, by and among Kaman Corporation, Merrill Lynch, Pierce, Fenner & Smith Incorporated, and RBS Securities Inc., as representatives of the several Initial Purchasers (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated November 19, 2010, File No. 000-01093).	Previously Filed
Exhibit 10.32	Base Convertible Bond Hedging Transaction Confirmation dated November 15, 2010, by and between Kaman Corporation and The Royal Bank of Scotland plc, acting through RBS Securities Inc., as its agent (incorporated by reference to Exhibit 10.2(a) to the Company's Current Report on Form 8-K dated November 19, 2010, File No. 000-01093).	Previously Filed
Exhibit 10.33	Base Convertible Bond Hedging Transaction Confirmation dated November 15, 2010, by and between Kaman Corporation and Goldman, Sachs & Co. (incorporated by reference to Exhibit 10.2(b) to the Company's Current Report on Form 8-K dated November 19, 2010, File No. 000-01093).	Previously Filed
Exhibit 10.34	Base Convertible Bond Hedging Transaction Confirmation dated November 15, 2010, by and between Kaman Corporation and Bank of America, N.A. (incorporated by reference to Exhibit 10.2(c) to the Company's Current Report on Form 8-K dated November 19, 2010, File No. 000-01093).	Previously Filed
Exhibit 10.35	Confirmation of Base Warrants dated November 15, 2010, by and between Kaman Corporation and The Royal Bank of Scotland plc, acting through RBS Securities Inc., as its agent(incorporated by reference to Exhibit 10.3(a) to the Company's Current Report on Form 8-K dated November 19, 2010, File No. 000-01093).	Previously Filed
Exhibit 10.36	Confirmation of Base Warrants dated November 15, 2010, by and between Kaman Corporation and Goldman, Sachs & Co. (incorporated by reference to Exhibit 10.3(b) to the Company's Current Report on Form 8-K dated November 19, 2010, File No. 000-01093).	Previously Filed

Exhibit 10.37	Confirmation of Base Warrants dated November 15, 2010, by and between Kaman Corporation and Bank of America, N.A., filed as (incorporated by reference to Exhibit 10.3(c) to the Company's Current Report on Form 8-K dated November 19, 2010, File No. 000-01093).	Previously Filed
Exhibit 10.38	Additional Convertible Bond Hedging Transaction Confirmation dated November 17, 2010, by and between Kaman Corporation and The Royal Bank of Scotland plc, acting through RBS Securities Inc., as its agent, (incorporated by reference to Exhibit 10.4(a) to the Company's Current Report on Form 8-K dated November 19, 2010, File No. 000-01093).	Previously Filed
Exhibit 10.39	Additional Convertible Bond Hedging Transaction Confirmation dated November 17, 2010, by and between Kaman Corporation and Goldman, Sachs & Co. (incorporated by reference to Exhibit 10.4(b) to the Company's Current Report on Form 8-K dated November 19, 2010, File No. 000-01093).	Previously Filed
Exhibit 10.40	Additional Convertible Bond Hedging Transaction Confirmation dated November 17, 2010, by and between Kaman Corporation and Bank of America, N.A. (incorporated by reference to Exhibit 10.4(c) to the Company's Current Report on Form 8-K dated November 19, 2010, File No. 000-01093).	Previously Filed
Exhibit 10.41	Confirmation of Additional Warrants dated November 17, 2010, by and between Kaman Corporation and The Royal Bank of Scotland plc, acting through RBS Securities Inc., as its agent (incorporated by reference to Exhibit 10.5(a) to the Company's Current Report on Form 8-K dated November 19, 2010, File No. 000-01093).	Previously Filed
Exhibit 10.42	Confirmation of Additional Warrants dated November 17, 2010, by and between Kaman Corporation and Goldman, Sachs & Co. (incorporated by reference to Exhibit 10.5(b) to the Company's Current Report on Form 8-K dated November 19, 2010, File No. 000-01093).	Previously Filed
Exhibit 10.43	Confirmation of Additional Warrants dated November 17, 2010, by and between Kaman Corporation and Bank of America, N.A. (incorporated by reference to Exhibit 10.5(c) to the Company's Current Report on Form 8-K dated November 19, 2010, File No. 000-01093).	Previously Filed
Exhibit 10.44	Credit Agreement dated as of November 20, 2012 among Kaman Corporation, RWG Frankenjura-Industrie Flugwerklager GmbH and Kaman Composites-UK Holdings Limited, as Borrowers, JPMorgan Chase Bank, N.A. as Co-Syndication Agents, and Banc of America Securities LLC, RBS Citizens, N.A, as Administrative Agent, and RBS Citizens, N.A. as Co-Syndication Agents, and J.P. Morgan Securities LLC, RBS Citizens, N.A. as Co-Lead Arrangers and Book Managers, and various Lenders signatory thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated November 21, 2012, File No. 001-35419.)	Previously Filed
Exhibit 10.45	Security Agreement dated as of November 20, 2012 among Kaman Corporation, JPMorgan Chase Bank, N.A., as Administrative Agent and the domestic subsidiary guarantors signatory thereto (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated November 21, 2012, File No. 001-35419.)	Previously Filed
Exhibit 14	Kaman Corporation Code of Business Conduct and Ethics effective as of January 1, 2013 (incorporated by reference to Exhibit 14 to the Company's Current Report on Form 8-K dated November 9, 2012, File No. 001-35419).	Previously Filed
Exhibit 21	List of Subsidiaries	Filed Herewith
Exhibit 23	Consent of Independent Registered Public Accounting Firm	Filed Herewith
Exhibit 24	Power of attorney under which this report was signed on behalf of certain directors	Filed Herewith

Exhibit 31.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14 under the Securities and Exchange Act of 1934.	Filed Herewith
Exhibit 31.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14 under the Securities and Exchange Act of 1934.	Filed Herewith
Exhibit 32.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Filed Herewith
Exhibit 32.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Filed Herewith
Exhibit 95	Mine Safety Disclosures	Filed Herewith
101.INS	XBRL Instance Document	Filed Herewith
101.SCH	XBRL Taxonomy Extension Schema	Filed Herewith
101.CAL	XBRL Taxonomy Extension Calculation Linkbase	Filed Herewith
101.DEF	XBRL Taxonomy Extension Definition Linkbase	Filed Herewith
101.LAB	XBRL Taxonomy Extension Label Linkbase	Filed Herewith
101.PRE	XBRL Taxonomy Extension Presentation Linkbase	Filed Herewith

* Management contract or compensatory plan

LEADERSHIP
KAMAN CORPORATION AND SUBSIDIARIES

CORPORATE LEADERSHIP

Neal J. Keating
Chairman, President and Chief Executive Officer

William C. Denninger
Executive Vice President and Chief Financial Officer

Ronald M. Galla
Senior Vice President and Chief Information Officer

Philip A. Goodrich
Senior Vice President - Corporate Development

Shawn G. Lisle
Senior Vice President, General Counsel and Assistant Secretary

Gregory T. Troy
Senior Vice President - Human Resources and Chief Human Resources Officer

Richard C. Forsberg
Vice President – Contracts and Compliance and Vice President – Contracts Management Kaman Aerospace Group

John B. Lockwood
Vice President – Tax

Michael J. Morneau
Vice President and Controller

Eric B. Remington
Vice President – Investor Relations

Richard S. Smith, Jr.
Vice President – Deputy General Counsel and Secretary

Robert D. Starr
Vice President and Treasurer

John J. Tedone
Vice President – Finance

James G. Coogan
Assistant Vice President SEC Compliance and External Reporting

Patricia C. Goldenberg
Assistant Vice President and Assistant Treasurer

Gary L. Tong
Assistant Vice President - Corporate Risk, Safety and Environmental Management

Thomas J. McNerney
Director – Internal Audit

AEROSPACE LEADERSHIP

Gregory L. Steiner
President – Kaman Aerospace Group and Executive Vice President – Kaman Corporation

Robert J. Kanaskie
Division President Kaman Aerostructures

Alphonse J. Lariviere, Jr.
Division President Kaman Composite Structures

James C. Larwood, Jr.
President Kaman Aerosystems

Nancy L'Esperance
Vice President – Human Resources Kaman Aerospace Group

Robert G. Paterson
President Kamatics Corporation

Gerald C. Ricketts
President – Precision Products Division of Kaman Aerospace Corporation

John K. Stockman
Vice President – Finance Kaman Aerospace Group

Gary V. Tenison
Vice President – Marketing and Business Development Kaman Aerospace Group

Clifford A. Ward
Vice President and General Manager Kaman Engineering Services

Patrick J. Wheeler
Vice President – Strategic Initiatives Kaman Aerospace Group

E. Richard Thorley
Strategy and Development Director Kaman Aerospace Group

Michael Bönig
Managing Director RWG Frankenjura-Industrie Flugwerklager GmbH

Guy Thomas
Managing Director Kaman Composites – U.K. Holdings Limited

Robert G. Manaskie
General Manager – Air Vehicles and MRO

DISTRIBUTION LEADERSHIP

Steven J. Smidler
President – Kaman Industrial Technologies and Executive Vice President – Kaman Corporation

Roger S. Jorgensen
Senior Vice President – Finance

Kyle B. Ahlfinger
Vice President – Minarik

Gary J. Haseley
Vice President and General Manager – Zeller

Thomas A. Weihsmann
Senior Vice President and General Manager Kaman Industrial Technologies (KIT)

Jeffrey M. Brown
Vice President – KIT Northeast

Thomas M. Caputo
Vice President – KIT Midwest

Anthony L. Clark
Vice President – KIT Southeast/South Central

Tom R. Holtry
Vice President – KIT Intermountain/Pacific Northwest

Michael J. Kelly
Vice President – National Sales Manager

David H. Mayer
Vice President – Marketing and Services

Michael J. Pastore
Vice President – Operations and ERP

Carmen M. Rivera
Vice President – Human Resources

Donald O. Roland
Vice President – Customer Service

Abraham D. Samaro
Vice President – KIT California

Carl A. Conlon
Controller

DIRECTORS

Neal J. Keating
Chairman, President and Chief Executive Officer Kaman Corporation

Brian E. Barents [3,4]
President and Chief Executive Officer, Retired Galaxy Aerospace Company, LP

E. Reeves Callaway III [3,4]
Founder and Chief Executive Officer The Callaway Companies

Karen M. Garrison [1,4*]
President – Business Services, Retired Pitney Bowes

A. William Higgins [3,4]
Former Chairman, President and Chief Executive Officer, CIRCOR International, Inc.

Eileen S. Kraus [1*,2]
Lead Independent Director; Chairman, Retired Fleet Bank Connecticut

Scott E. Kuechle [2,4]
Retired Executive Vice President and Chief Financial Officer, Goodrich Corporation

George E. Minnich [1,2*]
Senior Vice President and Chief Financial Officer, Retired ITT Corporation

Thomas W. Rabaut [2,4]
Senior Advisor, The Carlyle Group

Richard J. Swift [1,3*]
Chairman, President and Chief Executive Officer, Retired Foster Wheeler, Ltd. and former Chairman, Financial Accounting Standards Advisory Council

DIRECTORS EMERITUS

Frank C. Carlucci
John A. DiBiaggio
Edwin A. Huston
John B. Plott

STANDING COMMITTEE ASSIGNMENTS

[1] Corporate Governance
[2] Audit
[3] Personnel and Compensation
[4] Finance
* Denotes Chairmanship

Corporate and shareholder information

KAMAN CORPORATION AND SUBSIDIARIES

CORPORATE HEADQUARTERS

Kaman Corporation
1332 Blue Hills Avenue
Bloomfield, Connecticut 06002
(860) 243-7100

STOCK LISTING

Kaman Corporation's common stock is traded on the New York Stock Exchange under the symbol KAMN.

INVESTOR, MEDIA AND PUBLIC RELATIONS CONTACT

Eric B. Remington
Vice President, Investor Relations
(860) 243-6334
Eric.Remington@kaman.com

ANNUAL MEETING

The Annual Meeting of Shareholders is scheduled to be held on Wednesday, April 17, 2013 at 11:00am local time at the Hartford/Windsor Marriott Airport Hotel, 28 Day Hill Road, Windsor, Connecticut 06095.

TRANSFER AGENT

Computershare
250 Royall Street
Canton, MA 02021
(800) 227-0291
www.computershare.com

KAMN
LISTED
NYSE

KAMAN

Bloomfield, Connecticut
(860) 243-7100
www.kaman.com

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☑ **Annual Report Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934**

For the fiscal year ended October 31, 2012

OR

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the Transition Period from to

Commission File No. 000-51128

MAJESCO ENTERTAINMENT COMPANY

(Exact name of registrant as specified in its charter)

DELAWARE	**06-1529524**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

160 Raritan Center Parkway
Edison, New Jersey 08837
(Address of principal executive office)

Registrant's telephone number, including area code (732) 225-8910

Securities registered pursuant to Section 12(b) of the Act: NONE

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, Par Value $0.001	**NASDAQ Capital Market**
(Title of class)	(Name of exchange on which registered)

Indicate by check mark if the registrant is a well known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and, (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein and, will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the common stock held by non-affiliates as of April 30, 2012 was $97 million.

The outstanding number of shares of common stock as of January 3, 2013 was 41,911,166.

The Registrant's proxy or information statement is incorporated by reference into Part III of this Annual Report on Form 10-K.

TABLE OF CONTENTS

		Page
	PART I	
Item 1.	Business	1
Item 1A.	Risk Factors	9
Item 1B.	Unresolved Staff Comments	21
Item 2.	Properties	21
Item 3.	Legal Proceedings	21
Item 4.	Mine Safety Disclosures	21
	PART II	
Item 5.	Market For Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	22
Item 6.	Selected Financial Data	23
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	25
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	36
Item 8.	Financial Statements and Supplementary Data	37
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	37
Item 9A.	Controls and Procedures	37
Item 9B.	Other Information	39
	PART III	
Item 10.	Directors, Executive Officers and Corporate Governance	40
Item 11.	Executive Compensation	40
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	40
Item 13.	Certain Relationships and Related Transactions, Director Independence	40
Item 14.	Principal Accounting Fees and Services	40
	PART IV	
Item 15.	Exhibits, Financial Statement Schedules	41

[This page intentionally left blank.]

Item 1. Business.

Forward-looking Statements

Statements in this annual report on Form 10-K that are not historical facts constitute forward-looking statements that are made pursuant to the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934, or the Exchange Act. Examples of forward-looking statements include statements relating to industry prospects, our future economic performance including anticipated revenues and expenditures, results of operations or financial position, and other financial items, our business plans and objectives, including our intended product releases, and may include certain assumptions that underlie forward-looking statements. Risks and uncertainties that may affect our future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements include, among other things, those listed under "Risk Factors" and elsewhere in this annual report. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these terms or other comparable terminology. These statements are subject to business and economic risk and reflect management's current expectations, and involve subjects that are inherently uncertain and difficult to predict. Actual events or results may differ materially. Moreover, neither we nor any other person assumes responsibility for the accuracy or completeness of these statements. We are under no duty to update any of the forward-looking statements after the date of this annual report to conform these statements to actual results. References herein to "we," "us," and "the Company" are to Majesco Entertainment Company.

Introduction

We are a provider of video game products primarily for the family oriented, casual-game consumer. We sell our products primarily to large retail chains, specialty retail stores, video game rental outlets and distributors. We publish video games for almost all major current generation interactive entertainment hardware platforms, including Nintendo's DS, DSi, 3DS and Wii, Sony's PlayStation 3, or PS3, and PlayStation Portable, or PSP®, Microsoft's Xbox 360 and the personal computer, or PC. We also publish games for numerous digital platforms, such as Xbox Live Arcade and PlayStation Network, mobile platforms such as the iPhone and iPad and devices using the Android operating system, and online platforms such as Facebook and Zynga.com.

Our video game titles are targeted at various demographics at a range of price points. Due to the larger budget requirements for developing and marketing premium console titles for core gamers, we focus on publishing more casual games targeting casual-game consumers. In some instances, our titles are based on licenses of well-known properties and, in other cases based on original properties. We enter into agreements with content providers and video game development studios for the creation of our video games.

Our operations involve similar products and customers worldwide. These products are developed and sold domestically and internationally. The Company is centrally managed and our chief operating decision makers, the chief executive and other officers, use consolidated and other financial information supplemented by sales information by product category, major product title and platform for making operational decisions and assessing financial performance. Accordingly, we operate in a single segment.

Corporate Background

Our principal executive offices are located at 160 Raritan Center Parkway, Edison, NJ 08837, and our telephone number is (732) 225-8910. Our web site address is *www.majescoentertainment.com*. Majesco Sales Inc. was incorporated in 1986 under the laws of the State of New Jersey. On December 5, 2003, Majesco Sales Inc. completed a reverse merger with Majesco Holdings Inc. (formerly ConnectivCorp), then a publicly traded company with no active operations. Majesco Holdings Inc. was incorporated in 2004 under the laws of the State of Delaware. As a result of the merger, Majesco Sales Inc. became a wholly-owned subsidiary and the sole operating business of the public company. On April 4, 2005, Majesco Sales Inc. was merged into Majesco Holdings Inc., and, in connection with the merger, Majesco Holdings Inc. changed its name to Majesco Entertainment Company.

Industry Overview

The video game software market is comprised of two primary sectors. The first sector is software for dedicated console systems such as the Xbox 360, PlayStation 3 and Wii, and handheld gaming systems, such as DS and 3DS. The majority of software for these platforms has historically been purchased in packaged form through retail outlets. However, in recent years an increasing amount of software has been made available digitally through online networks such as Microsoft's Xbox Live Arcade, or XBLA, and Sony's PlayStation Network, or PSN. The second sector consists of software for multipurpose devices such as personal computers and mobile devices such as smartphones and tablets. Significant growth is projected in this area, particularly in the form of downloadable and online games for use with mobile devices or over online social networks such as Facebook. These platforms often utilize different customer monetization models such as "freemium" gaming where a customer accesses certain game functionality for free, while paying for certain content in the form of in-game microtransactions such as virtual goods, or premium game features. Publishers may also earn advertising revenue by displaying third-party ads to users.

North American retail sales of video game software were approximately $7 billion in 2012 according to the NPD Group, a global provider of consumer market research information.

Strategy

Our objective is to be an innovative provider of video games for the family-oriented, casual-game consumer. Specifically, we strive to:

Develop franchise titles with the capability to sell multiple sequels.

Video game franchises are those game brands that successfully sell multiple sequels. These provide valuable long-term benefits both in customer base growth and revenue predictability. A core strategy for growth is to pursue the development and cultivation of long-term franchises both through internally generated intellectual property and long-term licensing arrangements.

Focus product development efforts on quality games that are easy to "pick-up-and-play," priced affordably and targeted for the mass market.

Video game development of casual games is generally less expensive and simpler than development of games for the core gamer demographic, where expectations for graphic quality and depth of play are very high. In general, from a game play and content perspective, we are focused on publishing games that are relatively easy to play and whose subject matter will appeal to a wide audience. Historically, we focused our game development efforts on products for the Nintendo DS and Wii systems, which experienced significant installed base growth, with appealing price points and unique play mechanics, and continue to resonate with the mainstream gamer. With the introduction of motion-based gaming to both the Xbox 360 and PlayStation 3, we have also focused on developing games for these platforms and plan to continue to focus on mass-market gaming for new platforms.

Leverage success of our existing franchises.

We plan to continue to extend our existing products through platform and brand extensions. *Zumba Fitness* launched in November 2010 for the Nintendo Wii, Kinect for Xbox 360, and PlayStation 3 Move. We continued to capitalize on the rapid growth of this fitness program with additional releases in fiscal 2012, including *Zumba Fitness 2,* for the Nintendo Wii, *Zumba Fitness Rush* on Kinect for Xbox 360, and, in October 2012, *Zumba Core* for the Wii and Xbox 360. *Zumba Fitness* games have sold over 8 million units worldwide.

We have also successfully extended the *Cooking Mama* brand onto multiple games, including *Gardening Mama*, *Crafting Mama*, *Babysitting Mama* and *Camping Mama* and across multiple platforms including Nintendo DS, Wii, and 3DS systems.

Build our digital business and product offering.

In 2011, we began building a business in digitally-delivered games alongside our traditional console and handheld business. This business encompasses platforms such as free-to-play social games on Facebook, mobile games on Apple's iOS as well as Android devices, and downloadable games on XBLA, PSN and WiiWare. Through the end of 2012, we launched several freemium games for Facebook and Apple's iOS, and paid downloadable games delivered over online networks such as XBLA and PSN to game consoles.

Leverage our industry relationships and entrepreneurial environment to enter new categories and bring innovative products to market.

In the past, we have leveraged our experience, entrepreneurial environment and industry relationships with developers, manufacturers, content providers, retailers and resellers to create and distribute new and innovative products. We will continue to capitalize on current market trends and pursue new product opportunities in categories related to our core business.

Products

We offer our customers video game products for a variety of platforms. We own the intellectual property related to certain games and also license the rights to content from developers or media entertainment companies, such as the titles *Alvin and the Chipmunks: The Squeakquel, Hulk Hogan's Main Event* and *Twister Mania.*

When a "hit" product proves to have strong consumer acceptance, it may account for a large percentage of our overall net revenue. This has occurred in the cases of both *Zumba* and *Cooking Mama*, as these brands have grown through numerous iterations across multiple platforms. In fiscal years 2012 and 2011, revenue from sales of *Zumba* represented approximately 76 and 70 percent of our total net revenue, respectively. In fiscal year 2010, *Cooking Mama* accounted for 44 percent of net revenue.

Zumba Fitness was introduced in November 2010 and, to date, has sold over seven million copies worldwide. According to NPD, *Zumba Fitness* was the number one fitness title of 2011. Additional releases in fiscal 2012 included *Zumba Fitness 2,* for the Nintendo Wii, *Zumba Fitness Rush* on Kinect for Xbox 360, and *Zumba Core* for the Wii and Xbox 360. We have licensed certain rights to release future sequels to this product.

The original *Cooking Mama* game was first introduced in 2006 for the Nintendo DS and has sold more than three million units to date. The *Cooking Mama* franchise has sold over nine million units across ten titles in North America. The most recent *Cooking Mama* game, *Cooking Mama 4: Kitchen Magic,* was released in November 2011 for the Nintendo 3DS.

Selected titles, their compatible platforms and launch dates include:

Selected Titles	Platform	Launch Date
Cooking Mama	DS	September 2006
Cooking Mama: World Kitchen	Wii	November 2008
Gardening Mama	DS	March 2009
Jillian Michaels' Fitness Ultimatum 2010	Wii, DS	October 2009
Cooking Mama 3: Shop and Chop	DS	October 2009
Hello Kitty Party	DS	November 2009
Alvin and the Chipmunks: The Squeakquel	Wii, DS	December 2009
Tetris Party Deluxe	Wii, DS	June 2010
Greg Hastings Paintball 2	Xbox 360, Wii	September 2010
My Baby 3 & Friends	DS	October 2010
Crafting Mama	DS	October 2010
Babysitting Mama	Wii	November 2010
Zumba Fitness	Wii, Xbox 360, PS3	November 2010
Camping Mama: Outdoor Adventures	DS	October 2011
Hulk Hogan's Main Event	Xbox 360	October 2011
Pet Zombies	3DS	October 2011
Alvin and the Chipmunks: Chipwrecked	Wii, Xbox 360, DS	November 2011
Cooking Mama 4: Kitchen Magic	3DS	November 2011
Zumba Fitness 2	Wii	November 2011
Zumba Rush	Xbox 360	February 2012
NBA Baller Beats	Xbox 360	September 2012
Double Dragon	XBLA, PSN	September 2012
Zumba Core	Wii, Xbox 360	October 2012

Many of our games were launched for consoles and handheld devices that are now late in their life cycle. In 2012, Sony's PlayStation Vita and Nintendo's Wii U were launched in the United States and Europe. To date, we have not released any games for these new platforms.

In addition to our traditional retail games, we also create titles for the leading online and mobile platforms, including Facebook, Apple's iOS and Android. To date, we have not earned significant revenues from these games. Selected titles, their compatible platforms and launch dates include:

Selected Titles	Platform	Launch Date
Gardening Mama	iPhone, iPad	October 2010
Cooking Mama Friends Café	Facebook	January 2011
Mini Putt Park	Facebook	May 2012
Legends of Loot	iOS, Android	October 2012
SciFi Heroes	iOS	November 2012
Flea Symphony	iOS	November 2012

Product Development

Prior to initiating the development of a video game title, we perform market research, studio due diligence and financial analysis. A title is then reviewed by our "green light" committee comprised of members from our executive, product development, finance, sales and marketing and legal/business affairs teams. Once accepted, the title is evaluated at regular milestones to ensure it is progressing on time, according to specifications and on budget.

We primarily use third party development studios to develop our packaged video game software products. However, we employ game producers and quality assurance personnel to manage the creation of the game and its ultimate approval by the first party hardware manufacturer. We carefully select third parties to develop video games based on their capabilities, suitability, availability and cost. We usually have broad rights to commercially utilize products created by the third party developers we work with. Development contracts are structured to provide developers with incentives to provide timely and satisfactory performance by associating payments with the achievement of substantive development milestones, and by providing for the payment of royalties to them based on sales of the developed product, only after we recoup development costs. We have worked, and continue to work, with independent third party developers, such as:

- Zoe Mode
- Panic Button
- 1st Playable Productions
- Behaviour Interactive and
- Wayforward Technologies.

The development process for video games also involves working with platform manufacturers from the initial game concept phase through approval of the final product. During this process, we work closely with the developers and manufacturers to ensure that the title undergoes careful quality assurance testing. Each platform manufacturer requires that the software and a prototype of each title, together with all related artwork and documentation, be submitted for its pre-publication approval. This approval is generally discretionary.

In addition, we develop online and mobile games. In June 2011, we acquired the assets and workforce of Quick Hit, Inc., a developer of free to play online games to develop games internally at its Foxboro, Massachusetts facility and serve as the basis for our entry into the business of "freemium" games for play online. In January of 2013 we decided to close that facility based on its financial performance and intend to re-allocate our financial resources to developing freemium games for mobile platforms. We plan to have these games developed by outside developers.

Intellectual Property

Like other entertainment companies, our business is affected by the creation, acquisition, exploitation and protection of intellectual property in many ways.

Platform Licenses

Hardware platform manufacturers require that publishers obtain a license from them to publish titles for their platforms. We currently have non-exclusive licenses from Nintendo, Microsoft and Sony for each of the popular console and handheld platforms. Each license generally extends for a term of between two to four years and is terminable under a variety of circumstances. Each license allows us to create one or more products for the applicable system, and requires us to pay a per-unit license fee and/or royalty payment from the title produced and may include other compensation or payment terms. All of the hardware manufacturers approve each of the titles we submit for approval on a title-by-title basis, at their discretion. We are also dependent on approvals from distributors for our video game software for PCs and mobile devices.

Licenses from Third Parties

While we develop original titles, most of our titles are based on rights, licenses and properties, including copyrights and trademarks, owned by third parties. Even our original titles may require rights to properties from third parties, such as rights to music or content. License agreements with third parties generally extend for a term of between two to four years, are limited to specific territories or platforms and are terminable under a variety of circumstances. Several of our licenses are exclusive within particular territories or platforms. The licensors often have strict approval and quality control rights. Typically, we are obligated to make minimum guaranteed royalty payments over the term of these licenses and advance payments against these guarantees, but other compensation or payment terms, such as milestone payments, are also common. From time to time, we may also license other technologies from third party developers for use in our products, which also are subject to royalties and other types of payment.

Enforcement

We actively engage in enforcement and other activities to protect our intellectual property. We typically own the copyright to our software code and content and register copyrights and trademarks in the United States as appropriate.

Manufacturing

Sony, Nintendo and Microsoft control the manufacturing of our products that are compatible with their respective video game consoles, as well as the manuals and packaging for these products, and ship the finished products to us for distribution. Video games for Microsoft, Nintendo and Sony game consoles consist of proprietary format optical discs and are typically delivered to us within the relatively short lead time of approximately two to three weeks.

With respect to DS and 3DS products, which use a cartridge format, Nintendo typically delivers these products to us within 30 to 45 days after receipt of a purchase order.

Initial production quantities of individual titles are based upon estimated retail orders and consumer demand. At the time a product is approved for manufacturing, we must generally provide the platform manufacturer with a purchase order for that product, and pay for the entire purchase price prior to production. To date, we have not experienced any material difficulties or delays in the manufacture and assembly of our products. However, manufacturers' difficulties, which are beyond our control, could impair our ability to bring products to the marketplace in a timely manner. Some of our inventory items are packaged with accessories, such as belts for our *Zumba* games, basketballs for our *NBA Baller Beats* game, and dolls for our *Babysitting Mama* game. The purchase of these accessories involves longer lead times and minimum purchase amounts, which require us to maintain higher levels of inventory than for other games.

We operate in a capital intensive industry. Significant working capital is required to finance the manufacturing of inventory of products, especially during the peak holiday selling season.

We typically ship orders immediately upon receipt of the order. To the extent that any backlog exists at the end of any period, it is not a material indicator of future results.

Sales and Marketing

North America

Historically, our marketing programs have principally supported our premium game titles. While we support most of our titles in some manner, those with the most potential will have long lead times, multi-faceted marketing programs designed to generate enthusiasm and demand. Specific consumer marketing strategies we may employ include: TV; radio and print advertising; website and online marketing; demo distribution; promotions and cross-promotions with third parties; and point-of-purchase advertising.

Additionally, we customize public relations programs that are designed to create awareness with all relevant audiences. To date, our public relations efforts have resulted in significant coverage for our company and individual titles in computer and video game publications, such as Game Informer, IGN and Nintendo Power, as well as major newspapers, magazines and broadcast outlets, such as CNN, USA Today, Wired, Maxim, Newsweek, and the New York Times, among others. We also host media events throughout the year at which print, broadcast and online journalists can preview, review and evaluate our products prior to their release.

In addition to regular face-to-face meetings and communications with our sales force, we employ extensive trade marketing efforts including: direct marketing to buyers and store managers; trade shows; various store manager shows; and distribution and sales incentive programs.

We sell our products primarily to large retail chains, specialty retail stores, video game rental outlets and distributors. We believe our sales team has strong relationships with major retailers and communicates with them frequently. To supplement our sales team, we currently utilize six sales representative organizations located throughout the United States. The firms we use were chosen based on their performance and retailer relationships. On average, two sales representatives per organization are assigned to our accounts. It is customary for the sales representatives and resellers of our games who are assigned specific customers to also distribute games produced by other publishers. Distribution channels are dominated by a select group of companies, and a publisher's access to retail shelf space is a significant competitive factor.

International

We do business internationally through our office in the United Kingdom, primarily under license and distribution agreements with 505 Games s.r.l. for distribution in Europe and the PAL territories. These agreements may vary by product and by territory. In a distribution agreement, we manufacture the product, and sell it into the distributors at a wholesale price, with our distribution partner being responsible for retail sell-in and marketing the product. In a licensing agreement, our licensing partner is responsible for the manufacture and sale of the product and we receive royalties and usually an up-front royalty advance.

Digital

We also distribute games online through XBLA and PSN, Steam, Facebook, and Zynga and across networks for mobile devices such as Apple's iPhone. We utilize various methods to market and drive awareness of our titles on these emerging platforms, including online advertising on Facebook, on platform homepages in the cases of XBLA and PSN, and on online sites. We also acquire users through both paid and unpaid channels, due to the viral nature of social and mobile games.

Customers

Customers of our packaged software are comprised of national and regional retailers, specialty retailers and video game rental outlets. We believe we have developed close relationships with a number of retailers, including Amazon, Best Buy, GameStop, Target, Toys R Us and Walmart. We also believe we have strong relationships with Cokem, Ingram and SVG, who act as resellers of our products to smaller retail outlets. For the fiscal year ended 2012, our top three retail accounts were Walmart, GameStop and Target, accounting for approximately 18%, 11% and 11% of our revenue, respectively. Revenue from 505 Games s.r.l. under distribution and license arrangements in Europe represented approximately 22% and 11% of revenue in 2012 and 2011, respectively. A substantial reduction in purchases, termination of purchases or business failure by any of our significant customers could have a material adverse effect on us.

Competition

We compete with many other first and third party publishers and developers in the handheld, console and online segments. In the console and handheld segment, we compete with first party publishers such as Nintendo, Microsoft and Sony, each of which develop software for their respective platforms, as well as third party publishers such as Activision Blizzard, Electronic Arts, Sega, Take-Two Interactive, THQ and Ubisoft. In the social and mobile segments, we compete with a range of large and small developers and publishers, which include social-game distributors Electronic Arts and Zynga and mobile-game publishers, Glu Mobile and Rovio. We expect competition to increase in this area in the future.

In general, our products compete with other forms of entertainment for leisure time and discretionary spending of consumers. These other forms of entertainment include movies, television, music, online content and social media. More specifically, the market for interactive entertainment products is highly competitive and relatively few products achieve significant market acceptance. We continue to face significant competition with respect to our products, which may also result in price reductions, reduced gross margins and loss of market share. Many of our competitors have significantly greater financial, marketing and product development resources than we do.

Current and future competitors may be able to:

- respond more quickly to new or emerging technologies or changes in customer preferences;
- carry larger inventories;
- gain access to wider distribution channels;
- undertake more extensive marketing campaigns;
- adopt more aggressive pricing policies;
- devote greater resources to securing the rights to valuable licenses;
- develop stronger relationships with leading software developers;
- make higher royalty payments; and
- secure more and better shelf space.

Competitive factors such as the foregoing may have a material adverse effect on our business.

Seasonality

The interactive entertainment business is highly seasonal, with sales typically higher during the peak holiday selling season during the fourth quarter of the calendar year. Traditionally, the majority of our sales for this key selling period ship in our fiscal fourth and first quarters, which end on October 31 and January 31, respectively. Significant working capital is required to finance the manufacturing of inventory of products that ship during these quarters.

Employees

We had 86 full-time employees in the United States and 4 full-time employees in the United Kingdom as of October 31, 2012. We have not experienced any work stoppages and consider our relations with our employees to be good.

Financial Information About Geographic Areas

See "Note 1 — Principal Business Activity and Basis of Presentation" in the notes to the consolidated financial statements included on Page F-7.

Available Information

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, referred to herein as the SEC. Our SEC filings, including our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those

reports filed or furnished pursuant to Section 13(a) of the Exchange Act are available to the public free of charge over the Internet at our website at *http://www.majescoentertainment.com* or at the SEC's web site at *http://www.sec.gov*. Our SEC filings will be available on our website as soon as reasonably practicable after we have electronically filed or furnished them to the SEC. Information contained on our website is not incorporated by reference into this 10-K. You may also read and copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You can view our Code of Conduct and Ethics and the charters for each of our committees of the Board of Directors free of charge on the corporate governance section of our website.

Item 1A. <u>Risk Factors.</u>

Our business and operations are subject to a number of risks and uncertainties as described below. However, the risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we may currently deem immaterial, may become important factors that could harm our business, financial condition or results of operations. If any of the following risks actually occur, our business, financial condition or results of operations could suffer.

We have experienced recent net losses and we may incur future net losses, which may cause a decrease in our stock price.

While we generated net income for fiscal years 2012 and 2011, we incurred net losses of $1.0 million in fiscal year 2010 and $7.2 million in 2009. We may not be able to continue to generate revenues sufficient to offset our costs and may sustain net losses in future periods. Any such losses may have an adverse effect on our future operating prospects, liquidity and stock price.

Our business activities may require additional financing that might not be obtainable on acceptable terms, if at all, which could have a material adverse effect on our financial condition, liquidity and our ability to operate going forward.

Although there can be no assurance, our management believes that based on our current plan there are sufficient capital resources from existing levels of cash and operations, including our factoring and purchase order financing arrangements, to finance our operational requirements through at least the next 12 months. If we are unable to maintain profitability, or if unforeseen events occur that would require additional funding, we may need to raise capital or incur debt to fund our operations. We would expect to seek such capital through sales of additional equity or debt securities and/or loans from financial institutions, but there can be no assurance that funds will be available to us on acceptable terms, if at all, and any sales of such securities may be dilutive to investors.

Failure to obtain financing or obtaining financing on unfavorable terms could result in a decrease in our stock price and could have a material adverse effect on future operating prospects, or require us to significantly reduce operations.

We are heavily reliant on our factoring arrangement.

We utilize credit under a factoring agreement with Rosenthal & Rosenthal, Inc. (referred to herein as Rosenthal) whereby we sell our receivables for immediate payment of a portion of the invoice amount and, in some instances, the ability to take additional cash advances. This is our primary source of financing. If Rosenthal suffered financial difficulty, or our relationship with Rosenthal deteriorated, this could significantly impact our liquidity.

We have experienced volatility in the price of our stock.

The price of our common stock has experienced significant volatility. In the 12 months ended October 31, 2012, the high and low bid quotations for our common stock as reported by the Nasdaq Capital Market ranged between a high of $3.63 and a low of $0.97. The historic market price of our common stock may be higher or lower than the price paid for our shares and may not be indicative of future market prices, depending on many factors, some of which are beyond our control and may not be directly related to our operating performance. These factors include, but are not limited to, the following:

- price and volume fluctuations in the overall stock market from time to time;
- actual or anticipated changes in our earnings or fluctuations in our operating results or changes in the expectations of securities analysts;
- our, or a competitor's, announcement of new products, services or technological innovations;
- departures of key personnel;
- general economic, political and market conditions and trends; or

- other risks and uncertainties as may be detailed from time to time in our public announcements and filings with the SEC.

We may not be able to sustain or increase the value of our common stock. Declines in the market price of our stock could adversely affect our ability to retain personnel with stock incentives, to acquire businesses or assets in exchange for stock and/or to conduct future financing activities with or involving our common stock.

In addition, purchases or sales of large quantities of our stock could have a significant effect on our stock price.

We seek to manage our business with a view to achieving long-term results, and this could have a negative effect on short-term trading.

Our focus is on creation of stockholder value over time, and we intend to make decisions that will be consistent with this long-term view. As a result, some of our decisions, such as whether to make or discontinue operating investments or pursue or discontinue strategic initiatives, may be in conflict with the objectives of short-term traders. Further, this could adversely affect our quarterly or other short-term results of operations.

We may not be able to maintain our listing on the Nasdaq Capital Market.

Our common stock currently trades on the Nasdaq Capital Market, referred to herein as Nasdaq. This market has continued listing requirements that we must continue to maintain to avoid delisting. The standards include, among others, a minimum bid price requirement of $1.00 per share and any of: (i) a minimum stockholders' equity of $2.5 million; (ii) a market value of listed securities of $35 million; or (iii) net income from continuing operations of $500,000 in the most recently completed fiscal year or in the two of the last three fiscal years. Our results of operations and our fluctuating stock price directly impact our ability to satisfy these listing standards.

As mentioned above, our stock is volatile, and there is no guarantee that we will continue to meet the minimum bid price requirement or the other continued listing requirements of Nasdaq. If we fail to do so, we may be subject to delisting. A delisting from Nasdaq would result in our common stock being eligible for listing on the Over-The-Counter Bulletin Board ("OTCBB") or other markets that are generally considered to be less efficient than markets such as Nasdaq or other national exchanges because of lower trading volumes, transaction delays and reduced security analyst and news media coverage. These factors could contribute to lower prices and larger spreads in the bid and ask prices for our common stock. Additionally, trading of our common stock in these markets may make us less desirable to institutional investors and may, therefore, limit our future equity funding options and could negatively affect the liquidity of our stock.

A significant portion of our revenue in 2012 was generated from games based on the *Zumba Fitness* property.

Approximately 76% of our net revenue in 2012 was generated from the *Zumba Fitness* series of games. We license the rights to publish these games from a third party. In November 2011, we released the sequels *Zumba Fitness 2* and *Zumba Fitness Rush* for the Wii and Kinect platforms, respectively. In November 2012, we released the sequel *Zumba Fitness Core* for the Wii and Kinect platforms. In addition, we have secured rights to publish other games based on this property that are currently in development. However, we cannot guarantee that any of the new versions will be as successful as the previous versions. If the new versions are not successful, this may have a significant impact on our revenues. In addition, even if successful, we may be unable to secure the rights to publish further sequels to these games or negotiate rights on different commercial terms, which may adversely affect our business and financial performance.

A decrease in the popularity of our licensed brands and, correspondingly, the video games we publish based on those brands could negatively impact our revenues and financial position.

Six games released in 2012 were based upon popular licensed brands. As previously mentioned, approximately 76% of our net revenues in 2012 were generated from the *Zumba* franchise games, first commercially released in November 2010. A decrease in the popularity of the *Zumba* property or other

licensed properties could negatively impact our ability to sell games based upon such licenses and could lead to lower net sales, profitability, and/or an impairment of our licenses, which would negatively impact our profitability.

Customer accommodations could materially and adversely affect our business, results of operations, financial condition and liquidity.

When demand for our offerings falls below expectations, we may negotiate accommodations to retailers or distributors in order to maintain our relationships with our customers and access to our sales channels. These accommodations include negotiation of price discounts and credits against future orders commonly referred to as price protection. At the time of product shipment, we establish provisions for price protection and other similar allowances. These provisions are established according to our estimates of the potential for markdown allowances based upon historical rates, expected sales, retailer inventories of products and other factors. We cannot predict with certainty whether existing provisions will be sufficient to offset any accommodations we will provide, nor can we predict the amount or nature of accommodations that we will provide in the future. If actual accommodations exceed our provisions, our earnings would be reduced, possibly materially. Any such reduction may have an adverse effect on our business, financial condition or results of operations. The granting of price protection and other allowances reduces our ability to collect receivables and impacts our availability for advances from our factoring arrangement. The continued granting of substantial price protection and other allowances may require additional funding sources to fund operations, but there can be no assurance that such funds will be available to us on acceptable terms, if at all.

We may not be able to adequately adjust our cost structure in a timely fashion in response to a sudden decrease in demand.

A significant portion of our cost structure is attributable to expenditures for personnel, facilities and external development. In the event of additional declines in our current expected sales, we may not be able to dispose of facilities, reduce personnel, terminate contracts or make other changes to our cost structure without disruption to our operations or without significant cash termination and exit costs. Management may not be able to implement such actions in a timely manner, if at all, to offset an immediate shortfall in sales or cash flow. Moreover, reducing costs may hinder our ability to develop a sufficient number of products to publish in the future.

If we do not consistently meet our product development schedules, our operating results will be adversely affected.

Our business is highly seasonal, with the highest levels of consumer demand and a significant percentage of our sales occurring during the end of the year holiday period. In addition, we often seek to release our products in conjunction with specific events, such as the release of a related movie. If we miss these key selling periods for any reason, including product development delays, our sales will suffer disproportionately. Likewise, if a key event to which our product release schedule is tied were to be delayed or cancelled, our sales would also suffer disproportionately. Our ability to meet product development schedules is affected by a number of factors, including the creative processes involved, the ability of third party developers to deliver work in a timely fashion and the need to fine-tune our products prior to their release. We have experienced development delays for our products in the past, which caused us to push back release dates. In the future, any failure to meet anticipated production or release schedules would likely result in a delay of revenue and/or possibly a significant shortfall in our revenue, harm our profitability, and cause our operating results to be materially different than anticipated.

Accessories related to two of our most successful titles expose us to hardware manufacturing and shipping risks.

Our *Zumba Fitness* games require a belt accessory for use on the Nintendo Wii platform. The manufacturers of the belt accessory are located in China. Anything that impacts the ability of the manufacturers to produce or otherwise supply the belt accessories for us or increases their costs of production, including the utilization of such manufacturer's capacity by another company; changes in safety, environment or other regulations applicable to the accessories and the manufacturing thereof; natural or manmade disasters that disrupt manufacturing, transportation or communications; labor shortages, civil unrest or other issues

negatively impacting Chinese companies; increases in the prices of raw materials; increases in fuel prices and other shipping costs; and increases in local labor costs in China, may increase the prices we must pay for the accessories or otherwise impede our ability to supply the accessories to the market. If we are unable to supply such accessories, sales of the titles will be impacted.

Video games that are not high quality may not sell according to our forecast, which could materially impact our profitability in any given quarter.

In the past few years, the quality standards of games developed for the mass market consumer have improved, affecting consumers' expectations for quality. If our games are not high quality, consumers may not purchase as many games as we expect, which could materially impact our revenue and profitability and possibly result in write-downs of capitalized development costs.

Increased competition for limited shelf space and promotional support from retailers could affect the success of our business and require us to incur greater expenses to market our products.

Retailers typically have limited shelf space and promotional resources, such as circulars and in-store advertising, to support any one product among an increasing number of newly introduced entertainment offerings.

Competition for retail support and shelf space is expected to increase, which may require us to increase our marketing expenditures or reduce prices to retailers. Competitors with more extensive lines, popular products and greater financial resources frequently have greater bargaining power with retailers. Accordingly, we may not be able to achieve or maintain the levels of support and shelf space that our competitors receive. As a result, sales of our products may be less than expected, which would have a material adverse effect on our business, financial condition and results of operations.

Fluctuations in our quarterly operating results due to seasonality in the interactive entertainment industry and other factors related to our business operations could result in substantial losses to investors.

We have experienced, and may continue to experience, significant quarterly fluctuations in sales and operating results. The interactive entertainment market is highly seasonal, with sales typically significantly higher during the year-end holiday buying season. Other factors that cause fluctuations in our sales and operating results include:

- the timing of our release of new titles as well as the release of our competitors' products;
- the popularity of both new titles and titles released in prior periods;
- the profit margins for titles we sell;
- the competition in the industry for retail shelf space;
- fluctuations in the size and rate of growth of consumer demand for titles for different platforms; and
- the timing of the introduction of new platforms and the accuracy of retailers' forecasts of consumer demand.

We believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance. We may not be able to maintain consistent profitability on a quarterly or annual basis. In addition, our operating results may be below the expectations of public market analysts and investors causing the price of our common stock to fall or significantly fluctuate.

A weak global economic environment could result in a reduced demand for our products and increased volatility in our stock price.

Current uncertainty in global economic conditions poses a risk to the overall economy as consumers and retailers may defer or choose not to make purchases in response to tighter credit and negative financial news, which could negatively affect demand for our products. Additionally, due to the weak economic conditions and tightened credit environment, some of our retailers and customers may not have the same purchasing power, leading to lower purchases of our games for placement into distribution channels. Consequently,

demand for our products could be materially different from expectations, which could negatively affect our profitability and cause our stock price to decline.

A significant portion of our sales is derived from our international operations, which may subject us to economic, currency, political, regulatory and other risks.

As we do not directly distribute our games outside of North America, our success and profitability internationally are wholly dependent on the competence and efforts of our international distributors. Moreover, our international operations are vulnerable to a number of additional factors outside of our control, including different consumer preferences; language and cultural differences; foreign currency fluctuations; changes in regulatory requirements; and taxes and tariffs. Such factors may have a negative impact on the sales of our games outside of North America.

Catastrophic events or geo-political conditions may disrupt our business.

Our products are developed within a relatively small number of studio facilities located throughout the world. If a fire, flood, earthquake or other disaster, condition or event such as political instability, civil unrest or a power outage, adversely affected any of these facilities during the development of a product, it could significantly delay the release of the product, which could result in a substantial loss of sales and cause our operating results to differ materially from expectations.

Our business may be affected by issues in the economy that affect consumer spending.

Our products involve discretionary spending on the part of consumers. We believe that consumer spending is influenced by general economic conditions and the availability of discretionary income. This makes our products particularly sensitive to general economic conditions and economic cycles. Certain economic conditions, such as United States or international general economic downturns, including periods of increased inflation, unemployment levels, tax rates, interest rates, gasoline and other energy prices or declining consumer confidence could reduce consumer spending. Reduced consumer spending may result in reduced demand for our products and may also require increased selling and promotional expenses. A reduction or shift in domestic or international consumer spending could negatively impact our business, results of operations and financial condition. Consumers are generally more willing to make discretionary purchases, including purchases of products like ours, during periods in which favorable economic conditions prevail. If economic conditions worsen, our business, financial condition and results of operations could be adversely affected.

The loss of any of our key customers could adversely affect our sales.

Our sales to Walmart, GameStop, and Target accounted for approximately 18%, 11% and 11%, respectively, of our revenue for the fiscal year 2012. Although we seek to broaden our customer base, we anticipate that a small number of customers will continue to account for a large concentration of our sales given the consolidation of the retail industry. We do not have written agreements in place with several of our major customers. Consequently, our relationship with these retailers could change at any time. In addition, revenue from 505 Games s.r.l. in Europe represented approximately 22% and 11% of revenue in 2012 and 2011, respectively. Our business, results of operations and financial condition could be adversely affected if:

- we lose any of our significant customers;
- any of these customers purchase fewer of our offerings;
- any of these customers encounter financial difficulties, resulting in the inability to pay vendors, store closures or liquidation; or
- we experience any other adverse change in our relationship with any of these customers.

Significant competition in our industry could continue to adversely affect our business.

The market for interactive entertainment products is highly competitive and, relatively few products achieve significant market acceptance. We face significant competition with respect to our products, which may also result in price reductions, reduced gross margins and loss of market share. Many of our competitors

have significantly greater financial, marketing and product development resources than we do. As a result, current and future competitors may be able to:

- respond more quickly to new or emerging technologies or changes in customer preferences;
- undertake more extensive marketing campaigns;
- devote greater resources to secure rights to valuable licenses and relationships with leading software developers;
- gain access to wider distribution channels; and
- have better access to prime shelf space.

We compete with many other third party publishers in both our handheld and console market segments. In addition, console and handheld manufacturers, such as Microsoft, Nintendo and Sony, publish software for their respective platforms. Further, media companies and film studios are increasing their focus on the video game software market and may become significant competitors. We expect competition to increase as more competitors enter the interactive entertainment market.

We cannot assure you that we will be able to successfully compete against our current or future competitors or that competitive pressures will not have a material adverse effect on our business, results of operations or financial condition.

If our marketing and advertising efforts fail to resonate with our customers, our business and operating results could be adversely affected.

Our products are marketed through a variety of advertising and promotional programs such as television and online advertising, print advertising, retail merchandising, website development and event sponsorship. Our ability to sell our products is dependent in part upon the success of these programs. If the marketing for our products fail to resonate with our customers, particularly during the critical holiday season or during other key selling periods, or if advertising rates or other media placement costs increase, these factors could have a material adverse impact on our business and operating results.

Increasing development costs for games which may not perform as anticipated can decrease our profitability and could result in potential impairments of capitalized software development costs.

Video games can be increasingly expensive to develop. Because the current generation console platforms and computers have greater complexity and capabilities than the earlier platforms and computers, costs are higher to develop games for the current generation platforms and computers. If these increased costs are not offset by higher revenues and other cost efficiencies in the future, our margins and profitability will be impacted, and could result in impairment of capitalized software development costs. If these platforms, or games we develop for these platforms, do not achieve significant market penetration, we may not be able to recover our development costs, which could result in the impairment of capitalized software costs.

Our business is dependent on the viability of console hardware.

Our business depends on hardware on which consumers play our games. Our business can be adversely affected by various factors affecting hardware as follows:

- ***Software pricing.*** Software prices for the current console games are higher than prices for games for the predecessor platforms. There is no assurance that consumers will continue to pay the higher prices on these games. Additionally, as it gets later in the console cycle, consumers may be unwilling to continue to pay the higher prices that they paid closer to the launch of the consoles.
- ***Significant development costs.*** The complexity and capabilities of the current consoles lead to higher development costs for games to make use of the consoles. Greater costs can lead to lower operating margins, negatively affecting our profitability.

Our business is highly dependent on the continued growth of current generation video game platforms and our ability to develop commercially successful products for these platforms.

We derive most of our revenue from the sale of products for play on video game platforms manufactured by third parties. The success of our business is dependent upon the continued growth of these platforms and our ability to develop commercially successful products for these platforms.

Transitions in console platforms could adversely affect the market for interactive entertainment software.

In 2005, Microsoft released the Xbox 360 and, in 2006, Sony and Nintendo introduced the PS3 and Wii, respectively. Nintendo launched its next-generation console, the Wii U, during November 2012. When new console platforms are announced or introduced into the market, consumers typically reduce their purchases of game console software products for current console platforms in anticipation of new platforms becoming available. During these periods, sales of game console software products we publish may slow or even decline until new platforms are introduced and achieve wide consumer acceptance. This decline may not be offset by increased sales of products for the new console platforms. As console hardware moves through its life cycle, platform hardware manufacturers typically enact price reductions and decreasing prices may put downward pressure on software prices. During platform transitions, we may simultaneously incur costs both in continuing to develop and market new titles for prior-generation video game platforms, which may not sell at premium prices, and also in developing products for current-generation platforms, which will not generate immediate or near-term revenue. As a result, our operating results during platform transitions may be more volatile and more difficult to predict than during other times, and such volatility may cause greater fluctuations in our stock price.

Termination or modification of our agreements with platform hardware manufacturers, who are also competitors and frequently control the manufacturing of our titles, may adversely affect our business.

We are required to obtain a license in order to develop and distribute software for each of the manufacturers of video game hardware. We currently have licenses from Sony to develop products for PlayStation, PlayStation 2, PlayStation 3 and PSP, from Nintendo to develop products for the DS, DSi, 3DS and Wii and from Microsoft to develop products for the Xbox and the Xbox 360. These licenses are non-exclusive and, as a result, our competitors also have licenses to develop and distribute video game software for these systems. These licenses must be periodically renewed, and if they are not, or if any of our licenses are terminated or adversely modified, we may not be able to publish games for such platforms or we may be required to do so on less attractive terms.

Our contracts with these manufacturers grant them approval rights with respect to new products and often also grant them control over the manufacturing of our products. While we believe our relationships with these manufacturers are good, the potential for delay or refusal to approve or support our products exists, particularly since these manufacturers are also video game publishers and, hence, are also our competitors. We may suffer an adverse effect on our business if these manufacturers:

- do not approve a project for which we have expended significant resources;
- refuse or are unable to manufacture or ship our products;
- increase manufacturing lead times or delay the manufacturing of our products; or
- require us to take significant risks in prepaying and holding an inventory of products.

The video game hardware manufacturers set the royalty rates and other fees that we must pay to publish games for their platforms, and therefore have significant influence on our costs. If one or more of these manufacturers change their fee structure, our profitability will be materially impacted.

In order to publish products for a video game system such as the Xbox 360 or Wii, we must take a license from Microsoft and Nintendo, respectively, which gives these companies the opportunity to set the fee structures that we must pay in order to publish games for that platform. Similarly, these companies have retained the flexibility to change their fee structures, or adopt different fee structures for new features for their

video game systems. The control that hardware manufacturers have over the fee structures for their video game systems could adversely impact our costs, profitability and margins.

Our platform licensors control the fee structures for online distribution of our games on their platforms.

Pursuant to certain of our publisher license agreements, such platform licensors retain sole discretion to determine the fees to be charged for both base level and premium online services available via their online platforms. Each licensor's ability to set royalty rates makes it challenging for us to predict our costs, and increased costs may negatively impact our operating margins. As a result of such varying fee structures, we may be unable to distribute our games in a cost-effective manner through such distribution channels.

We may be unable to develop and publish new products if we are unable to secure or maintain relationships with third party video game software developers.

We utilize the services of independent software developers to develop our video games. Consequently, our success in the video game market depends on our continued ability to obtain or renew product development agreements with quality independent video game software developers. However, we cannot assure you that we will be able to obtain or renew these product development agreements on favorable terms, or at all, nor can we assure you that we will be able to obtain the rights to sequels of successful products that were originally developed for us by independent video game developers.

Many of our competitors have greater financial resources and access to capital than we do, which puts us at a competitive disadvantage when bidding to attract independent video game developers. We may be unable to secure or maintain relationships with quality independent developers if our competitors can offer them better shelf access, better marketing support, more development funding, higher royalty rates, more creative control or other advantages. Usually, our agreements with such developers are easily terminable if either party declares bankruptcy, becomes insolvent, ceases operations or materially breaches the terms of such agreements.

In addition, many independent video game software developers have limited financial resources. Many are small companies with a few key individuals without whom a project may be difficult or impossible to complete. Consequently, we are exposed to the risk that these developers will go out of business before completing a project, lose key personnel or simply cease work on a project for which we have hired them.

If we are unable to maintain or acquire licenses to intellectual property, we may publish fewer titles and our revenue may decline.

Many of our video game titles are based on or incorporate intellectual property and other character or story rights acquired or licensed from third parties. We expect that many of our future products will also be based on intellectual property owned by others. The cost of acquiring these licenses is often high, and competition for these licenses is intense. Many of our competitors have greater resources to capitalize on licensing opportunities. Our licenses are generally limited in scope to specific platform and/or geographic territories and typically last for two to three years. We may not be able to obtain new licenses, renew licenses when they expire or include new offerings under existing licenses. If we are unable to obtain new licenses or maintain existing licenses that have significant commercial value at reasonable costs, we may be unable to sustain our revenue growth in the future other than through sales or licensing of our independently created material.

We rely on business partners in many areas of our business and our business may be harmed if they are unable to honor their obligations to us.

We rely on development partners, distribution partners, licensors, third-party service providers, and vendors, among other business partners, in many areas of our business. The failure of these business partners to provide adequate services, such as the failure of an international distribution partner to meet deadline release dates, or the failure of a licensor to market the game containing its licensed property in accordance with our agreement, could disrupt or otherwise adversely impact our business operations and the sales of our games. Furthermore, as many of our business partners reside and/or operate outside of North America, the global economy and other international issues may present obstacles that would prevent them from honoring their obligations to us. Alternative arrangements may not be available to us due, for example, to the unique

properties of a business partner such a licensor. In addition, with respect to other business partners, alternative arrangements may not be available to us on commercially reasonable terms or we may experience business interruptions during any transition to a new business partner. If we experience disruptions with or lose any such business partner, our business could be negatively affected.

If we are unable to successfully introduce new products on a timely basis, or anticipate and adapt to rapidly changing technology, including new hardware platform technology, our business may suffer.

A significant component of our strategy is to continue to bring new and innovative products to market, and we expect to incur significant development, licensing and marketing costs in connection with this strategy.

The process of introducing new products or product enhancements is extremely complex, time consuming and expensive, and will become more complex as new platforms and technologies emerge. In the event we are not successful in developing new titles and other products that gain wide acceptance in the marketplace, we may not recoup our investment costs in these new products, and our business, financial condition and results of operations may be materially adversely affected as a result thereof.

Furthermore, interactive entertainment platforms are characterized by rapidly changing technology. We must continually anticipate the emergence of, and adapt our products to, new interactive entertainment platforms and technologies. The introduction of new technologies, including new console and handheld technology, software media formats and delivery channels, could render our previously released products obsolete, unmarketable or unnecessary. In addition, new platforms may not be as commercially successful as previous generations. If we incur significant expense developing products for a new system or hardware that is ultimately unpopular, sales of these products may be less than expected and we may not be able to recoup our investment. Conversely, if we choose not to publish products for a new system or hardware that becomes popular, our revenue growth, reputation and competitive position may be adversely affected. Even if we are able to accurately predict which video game platforms will be most successful, we must deliver and market offerings that are accepted in our extremely competitive marketplace.

Data breaches involving the source code for our products or customer data stored by us could adversely affect our reputation and revenues.

We store the source code and game assets for our games throughout the course of the games' development and retain them thereafter on our systems. In addition, as we increase our presence in the social and mobile games market, we expect that we will store the confidential information of our customers. A breach of the systems on which such source code and game assets, customer information and other sensitive data is stored could lead to piracy of our software or litigation against us in connection with data security breaches. Data intrusion into a server for a game with online features could also disrupt the operation of such game. If we are subject to any such data security breaches, we may experience a loss in sales or be forced to pay damages in any such lawsuits, which will adversely impact our revenues. In addition, damage to our reputation resulting from a data breach could have a negative impact on our future profitability. We may also incur costs in implementing additional security measures to ensure that such breach is not repeated.

We have invested in products for systems utilizing motion-based game technology, and if these systems prove to be commercially unsuccessful, then sales of our products will suffer.

We are developing products for systems utilizing motion-based game technology, such as Microsoft's Kinect for Xbox 360 and Sony's Move for PlayStation 3. Consumers may not embrace and purchase these new systems and/or the products for them for a variety of reasons, such as:

- being accustomed to and satisfied with non-motion-based gaming systems;
- being accustomed to and satisfied with the Nintendo Wii, which has been the sole player in the motion-based game system genre for the past four years;
- with particular respect to exercise games, failing to appreciate the convergence of technology and exercise, choosing traditional, non-simulated modes of exercise instead; or
- lacking the additional physical space required to play motion-based games.

If these motion-based systems ultimately fail to achieve consumer acceptance, then the sales of our products for such systems will be negatively impacted.

Competition with emerging forms of home-based entertainment may reduce sales of our products.

We also compete with other forms of entertainment and leisure activities. For example, we believe the overall growth in the use of the Internet and online services, including social networking, by consumers may pose a competitive threat if customers and potential customers spend less of their available time using interactive entertainment software and more of their time using the Internet and online services.

Our adoption of new business models could fail to produce positive results.

We are developing products for new platforms, including online distribution. These new platforms, such as Facebook, utilize new business models such as generating revenue through micro-transactions by end users and subscription services. Forecasting our revenues and profitability for these new business models is inherently uncertain and volatile. Our actual revenues and profits for these businesses may be significantly greater or less than our forecasts. Additionally, these new business models could fail for one or more of our titles, resulting in the loss of our investment in the development and infrastructure needed to support these new business models, and the opportunity cost of diverting management and financial resources away from our core businesses.

The growth of digital distribution of games may have an adverse effect on our business and financial performance.

Historically, our products have been sold to and through traditional retail channels, such as physical retail stores. The majority of our console video games are purchased through retailers, however the digital distribution of titles through online services is becoming an increasing form of consumption for consumers. As technology improves, we expect digital distribution to become more prevalent and if we are unable to enhance our distribution to deliver games digitally, this will strongly impact our ability to sell our products and our resulting operating performance. In addition, certain of our significant customers could be adversely affected.

Our business is "hit" driven. If we do not deliver "hit" titles, or if consumers prefer competing products, our sales could suffer.

While many new products are regularly introduced, only a relatively small number of "hit" titles account for a significant portion of net revenue. Competitors may develop titles that imitate or compete with our "hit" titles, and take sales away from us or reduce our ability to command premium prices for those titles. Hit products published by our competitors may take a larger share of consumer spending than we anticipate, which could cause our product sales to fall below our expectations. If our competitors develop more successful products or offer competitive products at lower prices, or if we do not continue to develop consistently high-quality and well received products, our revenue, margins, and profitability will decline.

Intellectual property claims may increase our product costs or require us to cease selling affected products, which could adversely affect our earnings and sales.

Development of original content, including publication and distribution, sometimes results in claims of intellectual property infringement. Although we make efforts to ensure our products do not violate the intellectual property rights of others, it is possible that third parties still may allege infringement. These claims and any litigation resulting from these claims, could prevent us from selling the affected product, or require us to redesign the affected product to avoid infringement or obtain a license for future sales of the affected product.

Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and future business prospects. Any litigation resulting from these claims could require us to incur substantial costs and divert significant resources, including the efforts of our technical and management personnel.

Our intellectual property is vulnerable to misappropriation and infringement which could adversely affect our business prospects.

Our business relies heavily on proprietary intellectual property, whether our own or licensed from third parties. Despite our efforts to protect our proprietary rights, unauthorized parties may try to copy our products, or obtain and use information that we regard as proprietary. In addition, the laws of some foreign countries may not protect our proprietary rights to as great an extent as the law of the United States. Our rights and the additional steps we have taken to protect our intellectual property may not be adequate to deter misappropriation, particularly given the difficulty of effectively policing unauthorized use of our properties. If we are unable to protect our rights in intellectual property, our business, financial condition or results of operations could be materially adversely affected.

If our products contain defects, our business could be harmed significantly.

The products that we publish and distribute are complex and may contain undetected errors when first introduced or when new versions are released. Despite extensive testing prior to release, we cannot be certain that errors will not be found in new products or releases after shipment, which could result in loss of or delay in market acceptance. This loss or delay could significantly harm our business and financial results.

Rating systems for digital entertainment software, potential legislation and consumer opposition could inhibit sales of our products.

Trade organizations within the video game industry require digital entertainment software publishers to provide consumers with information relating to graphic violence, profanity or sexually explicit material contained in software titles, and impose penalties for noncompliance. Certain countries have also established similar rating systems as prerequisites for sales of digital entertainment software in their countries. In some instances, we may be required to modify our products to comply with the requirements of these rating systems, which could delay the release of those products in these countries. We believe that we comply with such rating systems and properly display the ratings and content descriptions received for our titles. Several proposals have been made for legislation to regulate the digital entertainment software, broadcasting and recording industries, including a proposal to adopt a common rating system for digital entertainment software, television and music containing violence or sexually explicit material; and the Federal Trade Commission has issued reports with respect to the marketing of such material to minors. Consumer advocacy groups have also opposed sales of digital entertainment software containing graphic violence or sexually explicit material by pressing for legislation in these areas, including legislation prohibiting the sale of certain "M" rated video games to minors, and by engaging in public demonstrations and media campaigns. Retailers may decline to sell digital entertainment software containing graphic violence or sexually explicit material, which may limit the potential market for any of our titles with an "M" rating. Further, if any groups, whether governmental entities, hardware manufacturers or advocacy groups, were to target any of our "M" rated titles, we might be required to significantly change or discontinue a particular title, which could adversely affect our business.

Our business is subject to risks generally associated with the entertainment industry, and we may fail to properly assess consumer tastes and preferences, causing product sales to fall short of expectations.

Our business is subject to all of the risks generally associated with the entertainment industry and, accordingly, our future operating results will depend on numerous factors beyond our control, including economic, political and military conditions that adversely affect discretionary consumer spending; changes in consumer demographics; the availability and popularity of other forms of entertainment; and critical reviews and public tastes and preferences, which may change rapidly and cannot be predicted. The period of time necessary to develop new game titles, obtain approvals of platform licensors and produce finished products is variable and may be unpredictable. During this period, consumer appeal for particular games may decrease, causing product sales to fall short of expectations. If domestic and worldwide economic conditions affecting consumer confidence decline or become uncertain, including unfavorable changes in actual or anticipated unemployment rates; tax and government spending; and inflation or interest rates, our revenues could be adversely affected.

If we do not continue to attract and retain key personnel, we will be unable to effectively conduct our business.

The market for technical, creative, marketing and other personnel essential to the development and marketing of our products and management of our businesses is extremely competitive. We are frequently competing for this talent with other companies with greater resources. Our ability to operate within the highly competitive interactive entertainment industry is dependent upon our ability to attract and retain our employees. If we cannot successfully recruit and retain the employees we need, or replace key employees following their departure, our ability to develop and manage our businesses will be impaired.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results. As a result, current and potential stockholders could lose confidence in our financial reporting, which could have a negative impact on our stock price.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we are required to include in our annual report on Form 10-K our assessment of the effectiveness of our internal controls over financial reporting. Although we believe that we currently have adequate internal control procedures in place, we cannot be certain that our internal controls over financial reporting will remain effective. If we cannot adequately maintain the effectiveness of our internal controls over financial reporting, we may be subject to liability and/or sanctions or investigation by regulatory authorities, such as the SEC. Any such action could adversely affect our financial results and the market price of our common stock.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

We lease 21,250 square feet of office, development and storage space located at 160 Raritan Center Parkway, Edison, NJ 08837. The lease, which provides for base rents of approximately $24,000 per month, plus taxes, insurance and operating costs, expires on January 31, 2015. In addition we lease 3,900 square feet of office space in California and 4,400 square feet of office space in Massachusetts under leases that expire in 2013 and 2014, respectively.

Item 3. Legal Proceedings.

On July 1, 2011, a complaint for patent infringement was filed in the United States District Court for the District of Delaware by Impulse Technology Ltd. against Microsoft Corporation and certain other game publisher defendants that have released games for Microsoft's Kinect for Xbox 360, including the Company. The complaint alleges infringement relating to Microsoft's Xbox Kinect hardware, and correspondingly, the Company's Zumba Fitness game for Xbox 360, of Impulse's patents for certain motion tracking technology. Impulse is seeking injunctive relief and monetary damages in an unspecified amount for the alleged infringement. The Company intends, in conjunction with Microsoft and the other defendants, to defend itself against the claim and has certain third-party indemnity rights from a developer for costs incurred under a joint representation agreement. The Company cannot currently estimate a potential range of loss if the claim against the Company is successful.

On November 18, 2011, a complaint for patent infringement was filed in the United States District Court for the Northern District of Ohio by Impulse Technology Ltd. against the Company, Nintendo of America, Inc. and certain other game publisher defendants that have released games for Nintendo's Wii console, alleging that Wii and correspondingly, our Zumba Fitness 2 and Jillian Michaels Fitness Workout 2009 games, infringe Impulse's patents for certain interactive technology and seeking injunctive relief and monetary damages in an unspecified amount for the alleged infringement. The case was dismissed against Impulse with prejudice on October 23, 2012.

On September 20, 2012, a complaint for patent infringement was filed in the United States District Court for the Eastern District of Virginia by Intelligent Verification Systems, LLC against Microsoft Corporation and the Company. The complaint alleges that Kinect and certain Kinect games, including Zumba Fitness Rush, infringe the plaintiff's patents relating to biometric facial recognition and facial expression recognition technology. Intelligent Verification Systems is seeking injunctive relief and monetary damages in an unspecified amount for the alleged infringement. The Company intends, in conjunction with Microsoft, to defend itself against the claim. The Company cannot currently estimate a potential range of loss if the claim against the Company is successful.

Item 4. Mine Safety Disclosures.

Not applicable.

PART II

Item 5. Market For Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Our common stock is listed for trading on the Nasdaq Capital Market under the symbol "COOL." Prior to March 13, 2006, our common stock was listed on the Nasdaq Global Market. Prior to January 26, 2005, our common stock was quoted on the OTCBB. The market for our common stock has often been sporadic, volatile and limited.

The following table shows the high and low bid quotations for our common stock as reported by Nasdaq from November 1, 2010 through October 31, 2012. The prices reflect inter-dealer quotations, without retail markup, markdown or commissions, and may not represent actual transactions.

	High	Low
Fiscal Year 2011		
First Quarter	$1.45	$0.58
Second Quarter	$4.15	$1.18
Third Quarter	$4.53	$2.37
Fourth Quarter	$3.47	$1.61
Fiscal Year 2012		
First Quarter	$3.63	$2.05
Second Quarter	$3.04	$2.06
Third Quarter	$2.50	$1.64
Fourth Quarter	$1.80	$0.97

Holders of Common Stock. On January 7, 2013, we had approximately 120 registered holders of record of our common stock. On January 7, 2013, the closing sales price of our common stock as reported on Nasdaq was $1.02 per share.

Dividends and dividend policy. We have never declared or paid any dividends on our common stock and we do not anticipate paying dividends on our common stock at the present time. We currently intend to retain earnings, if any, for use in our business. We do not anticipate paying dividends in the foreseeable future.

Securities authorized for issuance under equity compensation plans. The information called for by this item is incorporated by reference from our definitive proxy statement relating to our 2013 Annual Meeting of Stockholders, which we will file with the SEC within 120 days after our October 31, 2012 fiscal year end.

Recent Sales of Unregistered Securities. All prior sales of unregistered securities have been previously reported either on a current report on Form 8-K or a quarterly report on Form 10-Q.

Item 6. Selected Financial Data.

The following tables summarize certain selected consolidated financial data, which should be read in conjunction with our audited consolidated financial statements and the notes thereto and with management's discussion and analysis of financial condition and results of operations included elsewhere in this report.

	Year Ended October 31,				
	2012	2011	2010	2009	2008
	(In thousands, except share data)				
Consolidated Statement of Operations Data:					
Net revenues	$ 132,287	$ 125,291	$ 75,648	$ 94,452	$ 63,887
Cost of sales[1]	88,772	79,816	57,263	71,543	40,798
Gross profit	43,515	45,475	18,385	22,909	23,089
Operating expenses[2]	39,803	34,115	20,496	29,480	20,312
Operating income (loss)	3,712	11,360	(2,111)	(6,571)	2,777
Interest and financing costs, net	958	1,255	999	1,318	649
Other non-operating expense (income)[3]	(1,932)	2,847	(482)	415	(1,250)
Income (loss) before income taxes	4,686	7,258	(2,628)	(8,304)	3,378
Income taxes	73	426	(1,656)	(1,115)	26
Net income (loss)	$ 4,613	$ 6,832	$ (972)	$ (7,189)	$ 3,352
Net income (loss) attributable to common stockholders	$ 4,613	$ 6,832	$ (972)	$ (7,189)	$ 3,352
Net income (loss) attributable to common stockholders per share:					
Basic	$ 0.12	$ 0.18	$ (0.03)	$ (0.24)	$ 0.12
Diluted	$ 0.11	$ 0.17	$ (0.03)	$ (0.24)	$ 0.12
Weighted average shares outstanding:					
Basic	39,973,248	38,527,589	37,019,750	29,770,382	27,547,211
Diluted	40,823,197	40,123,968	37,019,750	29,770,382	27,547,211

	October 31,				
	2012	2011	2010	2009	2008
	(In thousands)				
Consolidated Balance Sheet Data:					
Cash and cash equivalents	$18,038	$13,689	$ 8,004	$11,839	$ 5,505
Working capital	27,746	23,791	11,563	11,815	6,702
Total assets	49,298	52,377	30,029	28,527	23,570
Non-current liabilities	—	1,949	144	626	211
Stockholders' equity	29,337	23,235	12,008	11,719	7,137

(1) Cost of sales includes \$0.0 million, \$2.7 million, \$1.0 million and \$2.5 million in 2012, 2011, 2010 and 2009, respectively, to recognize impairments to the carrying value of products for future release.

(2) Operating expenses include: (i) for 2012, an impairment of capitalized software development costs and license fees — cancelled games of \$1.2 million; (ii) for 2011, an impairment of capitalized software development costs and license fees — cancelled games of \$1.5 million; (iii) for 2010, an impairment of capitalized software development costs and license fees — cancelled games of \$0.4 million; (iv) for 2009,

a settlement of litigation and related charges, net, of $0.4 million, and impairment of capitalized software development costs and license fees — cancelled games of $1.0 million; and (v) for 2008, a settlement of litigation and related charges, net, of $1.6 million, and impairment of software development costs and license fees — cancelled games of $0.1 million.

(3) Other non-operating expense includes: (i) for 2012, a gain from a change in fair value of warrants of $1.9 million; (ii) for 2011, a loss from a change in fair value of warrants of $2.8 million; (iii) for 2010, a gain from a change in fair value of warrants of $0.5 million; (iv) for 2009, a loss from a change in fair value of warrants of $0.4 million; and (v) for 2008, a gain from a change in fair value of warrants of $1.3 million.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

You should read the following discussion and analysis of our financial condition and results of operations together with "Selected Financial Data" and our consolidated financial statements and related notes appearing elsewhere in this annual report on Form 10-K. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. The actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth under "Risk Factors" and elsewhere in this annual report on Form 10-K.

Overview

We are a provider of video game products primarily for the family oriented, casual-game consumer. We sell our products primarily to large retail chains, specialty retail stores, video game rental outlets and distributors. We publish video games for almost all major current generation interactive entertainment hardware platforms, including Nintendo's DS, DSi, 3DS and Wii, Sony's PlayStation 3, or PS3, and PlayStation Portable, or PSP®, Microsoft's Xbox 360 and the personal computer, or PC. We also publish games for numerous digital platforms such as Xbox Live Arcade and PlayStation Network, or PSN, and mobile platforms such as iPhone, iPad and iPod Touch, as well as online platforms such as Facebook and Zynga.com.

Our video game titles are targeted at various demographics at a range of price points. Due to the larger budget requirements for developing and marketing premium console titles for core gamers, we focus on publishing more casual games targeting casual-game consumers. In some instances, our titles are based on licenses of well-known properties and, in other cases based on original properties. We enter into agreements with content providers and video game development studios for the creation of our video games.

Our operations involve similar products and customers worldwide. These products are developed and sold domestically and internationally. The Company is centrally managed and our chief operating decision makers, the chief executive and other officers, use consolidated and other financial information supplemented by sales information by product category, major product title and platform for making operational decisions and assessing financial performance. Accordingly, we operate in a single segment.

Net Revenues. Our revenues are principally derived from sales of our video games. We provide video games primarily for the mass market and casual-game player. Our revenues are recognized net of estimated provisions for price protection and other allowances.

Cost of Sales. Cost of sales consists of product costs and amortization and impairment of software development costs and license fees. A significant component of our cost of sales is product costs. Product costs are comprised primarily of manufacturing and packaging costs of the disc or cartridge media, royalties to the platform manufacturer and manufacturing and packaging costs of peripherals. In cases where we act as a distributor for other publishers products, cost of sales may increase as we acquire products at a higher fixed wholesale price. While the product costs as a percentage of revenue is higher on these products, we do not incur up front development and licensing fees or resulting amortization of software development costs. Commencing upon the related product's release, capitalized software development and intellectual property license costs are amortized to cost of sales. When, in management's estimate, future cash flows will not be sufficient to recover previously capitalized costs, we expense these capitalized costs to cost of sales — loss on impairment of software development costs and license fees — future releases. These expenses may be incurred prior to a game's release.

Gross Profit. Gross profit is the excess of net revenues over product costs and amortization and impairment of software development and license fees. Development and license fees incurred to produce video games are generally incurred up front and amortized to cost of sales. The recovery of these costs and total gross profit is dependent upon achieving a certain sales volume, which varies by title.

Product Research and Development Expenses. Product research and development expenses relate principally to our cost of supervision of third party video game developers, testing new products, development of social games and conducting quality assurance evaluations during the development cycle that are not allocated to games for which technological feasibility has been established. Costs incurred are primarily employee-related, may include equipment, and are not allocated to cost of sales.

Selling and Marketing Expenses. Selling and marketing expenses consist of marketing and promotion expenses, including television advertising, the cost of shipping products to customers and related employee costs. Credits to retailers for trade advertising are a component of these expenses.

General and Administrative Expenses. General and administrative expenses primarily represent employee related costs, including corporate executive and support staff, general office expenses, professional fees and various other overhead charges. Professional fees, including legal and accounting expenses, typically represent the second largest component of our general and administrative expenses. These fees are partially attributable to our required activities as a publicly traded company, such as SEC filings.

Loss on Impairment of Software Development Costs and License Fees — Cancelled Games. Loss on impairment of software development costs and license fees — cancelled games consists of contract termination costs, and the write-off of previously capitalized costs, for games that were cancelled prior to their release to market. We periodically review our games in development and compare the remaining cost to complete each game to projected future net cash flows expected to be generated from sales. In cases where we don't expect the projected future net cash flows generated from sales to be sufficient to cover the remaining incremental cash obligation to complete the game, we cancel the game, and record a charge to operating expenses. While we incur a current period charge on these cancellations, we believe we are limiting the overall loss on a game project that is no longer expected to perform as originally expected due to changing market conditions or other factors. Significant management estimates are required in making these assessments, including estimates regarding retailer and customer interest, pricing, competitive game performance and changing market conditions.

Interest and Financing Costs. Interest and financing costs are directly attributable to our factoring and our purchase-order financing arrangements. Such costs include commitment fees and fees based upon the value of customer invoices factored.

Income Taxes. Income taxes consists of our provision/(benefit) for income taxes and proceeds from the sale of rights to certain net operating loss carryforwards in the state of New Jersey. Utilization of our net operating loss, or NOL, carryforwards may be subject to a substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code. The annual limitation may result in the expiration of NOL carryforwards before utilization. Due to our history of losses, a valuation allowance sufficient to fully offset our NOL and other deferred tax assets has been established under current accounting pronouncements, and this valuation allowance will be maintained until sufficient positive evidence exists to support its reversal. In fiscal 2012 and 2011, we reversed our valuation allowance to the extent of our NOLs used, and recorded certain alternative minimum taxes and state taxes.

Seasonality and Variations in Interim Quarterly Results

Our quarterly net revenues, gross profit and operating income are impacted significantly by the seasonality of the retail selling season, and the timing of the release of new titles. Sales of our catalog and other products are generally higher in the first and fourth quarters of our fiscal year (ending January 31 and October 31, respectively) due to increased retail sales during the holiday season. Sales and gross profit as a percentage of sales also generally increase in quarters in which we release significant new titles because of increased sales volume as retailers make purchases to stock their shelves and meet initial demand for the new release. These quarters also benefit from the higher selling prices that we are able to achieve early in the product's life cycle. Therefore, sales results in any one quarter are not necessarily indicative of expected results for subsequent quarters during the fiscal year.

Critical Accounting Estimates

Our discussion and analysis of the financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP.

The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for

making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ materially from these estimates under different assumptions or conditions.

We have identified the policies below as critical to our business operations and to the understanding of our financial results. The impact and any associated risks related to these policies on our business operations is discussed throughout management's discussion and analysis of financial condition and results of operations where such policies affect our reported and expected financial results.

Revenue Recognition. We recognize revenue upon the shipment of our product when: (1) risks and rewards of ownership are transferred; (2) persuasive evidence of an arrangement exists; (3) we have no continuing obligations to the customer; and (4) the collection of related accounts receivable is probable. Certain products are sold to customers with a street date (the earliest date these products may be resold by retailers). Revenue for sales of these products is not recognized prior to their street date. Included in advances from customers and deferred revenue as of October 31, 2012 is deferred revenue of $3,366 on sales of products to a distributor with a future street date. In connection with this deferred revenue, the Company has approximately $1,093 of deferred cost of sales — product included in prepaid expenses and other current assets. Some of our software products provide limited online features at no additional cost to the consumer. Generally, we have considered such features to be incidental to our overall product offerings and an inconsequential deliverable. Accordingly, we do not defer any revenue related to products containing these limited online features. However, in instances where online features or additional functionality is considered a substantive deliverable in addition to the software product, such characteristics will be taken into account when applying our revenue recognition policy. To date, the Company has not earned significant revenues from such features. In addition, some of our software products are sold exclusively as downloads of digital content for which the consumer takes possession of the digital content for a fee. Revenue from product downloads is generally recognized when the download is made available (assuming all other recognition criteria are met).

When we enter into license or distribution agreements that provide for multiple copies of games in exchange for guaranteed amounts, revenue is recognized in accordance with the terms of the agreements, generally upon delivery of a master copy, assuming our performance obligations are complete and all other recognition criteria are met, or as per-copy royalties are earned on sales of games.

We operate hosted online games in which players can play for free and purchase virtual goods for use in the games. We recognize revenues from the sale of virtual goods as service revenues over the estimated period in which players use the game. We currently estimate these periods of use to be three to four months. We will periodically assess our estimates for this period of use and future increases or decreases in these estimates will affect our recognized revenues prospectively. We also recognize advertising revenue related to advertising placed on our game sites as ads are displayed.

Price Protection and Other Allowances. We generally sell our products on a no-return basis, although in certain instances, we provide price protection or other allowances on certain unsold products in accordance with industry practices. Price protection, when granted and applicable, allows customers a partial credit with respect to merchandise unsold by them. Revenue is recognized net of estimates of these allowances. Sales incentives and other consideration that represent costs incurred by us for benefits received, such as the appearance of our products in a customer's national circular advertisement, are generally reflected as selling and marketing expenses. We estimate potential future product price protection and other discounts related to current period product revenue. In addition, some of our software products are sold exclusively as downloads of digital content for which the consumer takes possession of the digital content for a fee. Revenue from product downloads is generally recognized when the download is made available (assuming all other recognition criteria are met).

Our provisions for price protection and other allowances fluctuate over periods as a result of a number of factors including analysis of historical experience, current sell-through of retailer inventory of our products, current trends in the interactive entertainment market, the overall economy, changes in customer demand and acceptance of our products and other related factors. Significant management judgments and estimates must be made and used in connection with establishing the allowance for returns and price protection in any accounting period. However, actual allowances granted could materially exceed our estimates as unsold products in the distribution channels are exposed to rapid changes in consumer preferences, market conditions,

technological obsolescence due to new platforms, product updates or competing products. For example, the risk of requests for allowances may increase as consoles pass the midpoint of their lifecycle and an increasing number of competitive products heighten pricing and competitive pressures. While management believes it can make reliable estimates regarding these matters, these estimates are inherently subjective. Accordingly, if our estimates change, this will result in a change in our provisions, which would impact the net revenues and/or selling and marketing expenses we report. For the 12-month periods ended October 31, 2012, 2011 and 2010, we provided allowances for future price protection and other allowances of $4.3 million, $4.0 million and $3.5 million, respectively. Fluctuations in the provisions reflected our estimates of future price protection based on the factors discussed above. We limit our exposure to credit risk by factoring a portion of our receivables to a third party that buys without recourse. For receivables that are not sold without recourse, we analyze our aged accounts receivables, payment history and other factors to make a determination if collection of receivables is likely, or a provision for uncollectible accounts is necessary.

Capitalized Software Development Costs and License Fees. Software development costs include development fees, primarily in the form of milestone payments made to independent software developers. Software development costs are capitalized once technological feasibility of a product is established and management expects such costs to be recoverable against future revenues. For products where proven game engine technology exists, this may occur early in the development cycle. Technological feasibility is evaluated on a product-by-product basis. Amounts related to software development that are not capitalized are charged immediately to product research and development costs. Commencing upon a related product's release capitalized software development costs are amortized to cost of sales based upon the higher of (i) the ratio of current revenue to total projected revenue or (ii) straight-line charges over the expected marketable life of the product.

Prepaid license fees represent license fees to holders for the use of their intellectual property rights in the development of our products. Minimum guaranteed royalty payments for intellectual property licenses are initially recorded as an asset (capitalized license fees) and a current liability (accrued royalties payable) at the contractual amount upon execution of the contract or when specified milestones or events occur and when no significant performance commitment remains with the licensor. Licenses are expensed to cost of sales at the higher of (i) the contractual royalty rate based on actual sales or (ii) an effective rate based upon total projected revenue related to such license.

Capitalized software development costs are classified as non-current if they relate to titles for which we estimate the release date to be more than one year from the balance sheet date. Non-current costs amounted to $500 and $0 as of October 31, 2012 and 2011, respectively.

The amortization period for capitalized software development costs and license fees is usually no longer than one year from the initial release of the product. If actual revenues or revised forecasted revenues fall below the initial forecasted revenue for a particular license, the charge to cost of sales may be larger than anticipated in any given quarter. The recoverability of capitalized software development costs and license fees is evaluated quarterly based on the expected performance of the specific products to which the costs relate.

When, in management's estimate, future cash flows will not be sufficient to recover previously capitalized costs, we expense these capitalized costs to cost of sales — loss on impairment of software development costs and license fees — future releases, in the period such a determination is made. These expenses may be incurred prior to a game's release. If a game is cancelled and never released to market, the amount is expensed to operating costs and expenses — loss on impairment of capitalized software development costs and license fees — cancelled games. As of October 31, 2012, the net carrying value of our licenses and software development costs was $4.0 million. If we were required to write off licenses or software development costs, due to changes in market conditions or product acceptance, our results of operations could be materially adversely affected.

License fees and milestone payments made to our third party developers are typically considered non-refundable advances against the total compensation they can earn based upon the sales performance of the products. Any additional royalty or other compensation earned beyond the milestone payments is expensed to cost of sales as incurred.

We have expensed as research and development all costs associated with the development of social games. These games have not earned significant revenues to date and we are continuing to evaluate alternatives for future development and monetization.

Inventory. Inventory is stated at the lower of cost or market. Cost is determined by the first-in, first-out method. We estimate the net realizable value of slow-moving inventory on a title-by-title basis and charge the excess of cost over net realizable value to cost of sales. Some of our inventory items are packaged with accessories, such as basketballs for our *NBA Baller Beats* game, belts for our *Zumba* games and dolls for our *Babysitting Mama* game. The purchase of these accessories involves longer lead times and minimum purchase amounts, which require us to maintain higher levels of inventory than for other games. Therefore, these items have a higher risk of obsolescence, which we review periodically based on inventory and sales levels.

Accounting for Stock-Based Compensation. Stock-based compensation expense is measured at the grant date based on the fair value of the award and is recognized as expense over the vesting period. Determining the fair value of stock-based awards at the grant date requires judgment, including, in the case of stock option awards, estimating expected stock volatility. In addition, judgment is also required in estimating the amount of stock-based awards that are expected to be forfeited. If actual results differ significantly from these estimates, stock-based compensation expense and our results of operations could be materially impacted.

Commitments and Contingencies. We record a liability for commitments and contingencies when the amount is both probable and reasonably estimable. We record associated legal fees as incurred.

Results of Operations

The following table sets forth our results of operations expressed as a percentage of total revenues:

	Year Ended October 31,		
	2012	2011	2010
Net revenues	100.0%	100.0%	100.0%
Cost of sales			
Product costs	35.3	43.8	51.2
Software development costs and license fees	31.8	17.7	23.2
Loss on impairment of software development costs and license fees – future releases	—	2.2	1.3
Gross profit	32.9	36.3	24.3
Operating expenses			
Product research and development	5.9	5.6	4.4
Selling and marketing	15.2	11.7	11.2
General and administrative	7.6	8.4	10.8
Depreciation and amortization	0.4	0.3	0.2
Loss on impairment of software development costs and license fees – canceled games	1.0	1.2	0.5
Operating income (loss)	2.8	9.1	(2.8)
Interest and financing costs and other non-operating expenses	(0.8)	3.3	0.7
Income (loss) before income taxes	3.6	5.8	(3.5)
Income taxes	0.1	0.3	(2.2)
Net income (loss)	3.5%	5.5%	(1.3)%

The following table sets forth the components of settlements and loss on impairments for the years ended October 31, 2012, 2011 and 2010.

	Year Ended October 31,		
	2012	2011	2010
		(in thousands)	
Loss on impairment of software development costs and license fees – cancelled games	$1,219	$1,512	$407

The following table sets forth the source of net revenues, by game platform, for the years ended October 31, 2012, 2011 and 2010.

	Year Ended October 31,					
	2012		2011		2010	
	Net Revenues	% of Total Net Revenues	Net Revenues	% of Total Net Revenues	Net Revenues	% of Total Net Revenues
Nintendo Wii	$ 79.0	60%	$ 73.2	58%	$23.6	31%
Microsoft Xbox 360	34.9	26	23.2	18	1.6	2
Nintendo DS	13.8	10	22.2	18	48.8	65
Nintendo 3DS	1.7	1	—	—	—	—
Sony Playstation 3	0.9	1	4.7	4	—	—
Accessories and other	2.0	2	2.0	2	1.6	2
TOTAL	$132.3	100%	$125.3	100%	$75.6	100%

Year ended October 31, 2012 versus year ended October 31, 2011

Net Revenues. Net revenues for the year ended October 31, 2012 increased to $132.3 million from $125.3 million in the comparable period last year. The increase was primarily due to increased sales of our Zumba Fitness products, partially offset by decreased sales of our catalog games for the Nintendo DS and Wii. The 2012 results include revenue from the release of two Zumba Fitness sequel products for the Nintendo Wii and Microsoft Xbox 360, as well as catalog sales of our original Zumba fitness product. Comparably, 2011 only includes sales of our original Zumba Fitness products. Sales in the European market increased to $28.8 million from $15.2 million in the same period a year ago. During the year ended October 31, 2012, we recorded product sales revenues from the release of Zumba products in Europe under a distribution agreement with a third party. Under this agreement, we retain all rights to manufacture finished products for the European markets and a third party purchases the goods for resale. Additionally, we continued to receive licensing royalties on European distribution of our original Zumba Fitness products released during the twelve months ended October 31, 2011, under a licensing and manufacturing agreement with a third party. Under this agreement, the third party had rights to manufacture and sell the product in certain territories, and we received a royalty based on their sales. Revenue from *Zumba Fitness* products accounted for approximately 76% and 70% of total revenue in 2012 and 2011, respectively, on a consolidated basis.

Gross Profit. Gross profit for the year ended October 31, 2012 was $43.5 million compared to a gross profit of $45.5 million in the same period last year. Gross profit as a percentage of sales decreased, offsetting the increase in net revenues discussed above. Gross profit as a percentage of net sales was 33% for the year ended October 31, 2012, compared to 36% for the year ended October 31, 2011. The decrease in gross profit as a percentage of sales was primarily due to the impact of higher license costs and promotional allowances to retailers on our Zumba products and lower gross margins on our other products, including the effects of amortizing software development costs of new releases. Gross profit in the current year was also affected by $1.3 million of valuation charges for excess inventory, primarily related to *Baller Beats* and accessory balls. The prior year included corresponding inventory charges for *Babysitting Mama* which was packaged with a doll.

Product Research and Development Expenses. Research and development expenses increased to $7.8 million for the year ended October 31, 2012, from $7.0 million in 2011. The increase was primarily due to costs related to our online and mobile games business and increased production headcount. Development

costs associated with online and mobile games amounted to $4.2 million in 2012 versus $3.2 million in 2011, as the full-year effects of internal costs resulting from the June 2011 acquisition of Quick Hit were partially offset by lower spending for third-party development. In January of 2013, we decided to close the facility acquired from Quick Hit and plan to have these games developed by outside developers.

Selling and Marketing Expenses. Total selling and marketing expenses were approximately $20.2 million for the year ended October 31, 2012, compared to $14.7 million for the year ended October 31, 2011. The increase was primarily due to increased media advertising, primarily related to *Zumba Fitness* and certain new releases, and to sales commissions and other variable costs associated with increased sales volumes. The year ended October 31, 2012 included the effects of $4.0 million of reimbursements from vendors under cooperative advertising arrangements. We had no such cooperative advertising arrangements in the year ended October 31, 2011.

General and Administrative Expenses. For the year ended October 31, 2012, general and administrative expenses were $10.1 million, compared to $10.5 million for the year ended October 31, 2011, as lower incentive compensation costs were offset by increases in other expenses.

Loss on Impairment of Software Development Costs and License Fees — Cancelled Games. For the year ended October 31, 2012, loss on impairment of software development costs and license fees — cancelled games, amounted to $1.2 million compared to $1.5 million in the prior-year period. Our games in development are subject to periodic reviews to assess game design and changing market conditions. When we do not expect the projected future net cash flows generated from sales to be sufficient to cover the remaining incremental cash obligation to complete a game, we cancel the game, and record a charge to operating expenses for the carrying amount of the game. We may cancel games at any stage of development and impairment losses may fluctuate significantly from period to period.

Interest and Financing Costs. Interest and financing costs, which includes financing costs associated with our factoring activities were approximately $1.0 million for the year ended October 31, 2012 compared to $1.3 million for the year ended October 31, 2011, reflecting reduced borrowing activity during the year.

Operating Income. Operating income for the year ended October 31, 2012 was approximately $3.7 million, compared to $11.4 million in the comparable period in 2011, reflecting generally lower gross profit percentages and increased marketing expenses for new releases, including our Zumba products.

Change in Fair Value of Warrant Liability. We recorded a gain of $1.9 million for the year ended October 31, 2012, which reflected a decrease in the fair value of the warrants primarily based upon the decreased market price of a share of our common stock during the period, compared to a loss of $2.8 million recognized in the year ended October 31, 2011, which resulted primarily from an increasing share price during the period.

Income Taxes. Our income tax expense was less than $0.1 million in the year ended October 31, 2012 and $0.4 million in the year ended October 31, 2011, which represented our current alternative minimum tax provision and certain state income taxes and reflected the use of available NOL carryforwards to offset taxable income.

Year ended October 31, 2011 versus year ended October 31, 2010

Net Revenues. Net revenues for the year ended October 31, 2011 increased to $125.3 million from $75.6 million in the comparable period last year. During the year ended October 31, 2011, we released *Zumba Fitness* on three platforms, the Nintendo Wii, Kinect for Xbox 360, and Sony's Move for the Playstation3; two *Cooking Mama* titles — *Babysitting Mama* for the Nintendo Wii and Camping Mama for the Nintendo DS; and others, including *Hulk Hogan's Main Event* and *Motion Explosion* for the Xbox 360. The strong performance of the *Zumba* titles was primarily responsible for the increased revenues over the prior-year period. Sales of *Zumba Fitness* accounted for approximately 70% of total revenue in the period. Sales from our series of products based on *Cooking Mama* accounted for approximately 17% of revenue in the year ended October 31, 2011.

Gross Profit. Gross profit for the year ended October 31, 2011 was $45.5 million compared to a gross profit of $18.4 million in the same period last year. The increase in gross profit was primarily attributable to increased net revenues for the year ended October 31, 2011, and higher gross profit as a percentage of net sales. Gross profit as a percentage of net sales was 36% for the year ended October 31, 2011, compared to 24% for the year ended October 31, 2010. The increase in gross profit as a percentage of sales was primarily due to sales of *Zumba Fitness* in the United States and Europe. The Microsoft Xbox360 and Nintendo Wii versions of the product continued to sell at their original retail price throughout the year, resulting in comparatively higher gross margins. These factors were partially offset by $1.7 million of inventory charges for slow-moving inventory, $2.7 million of losses on impairment, compared to $1.0 million of losses in the year ended October 31, 2010, and accelerated amortization of capitalized software development costs and license fees. The charges for slow moving inventory related primarily to our *Babysitting Mama* product which was packaged with a doll which required longer lead times and order quantities to manufacture than our other products. The impairment of capitalized software development costs and license fees related to three of our titles released in November 2011 for which sales and profitability was below our original forecasts. We released fourteen game titles during October and November 2011 in anticipation of the holiday selling season. The release of new titles, particularly on platforms early in their lifecycle carry a higher risk than the release of sequels. However, they also carry a potentially higher return if they are successful and are an important part of our business strategy. If projected sales of an individual product indicate that our investment will not be fully recovered through future cash flows, we record an impairment in the period such a determination can be made.

Product Research and Development Expenses. Research and development costs increased $3.7 million to $7.0 million for the year ended October 31, 2011, from $3.3 million for the comparable period in 2010. The increase was primarily due to costs related to our online games business, increased production headcount, and charges incurred for development of console game prototypes prior to reaching technological feasibility. We incurred approximately $3.2 million in the current year for salaries, third-party development and other costs related to the development of online games. In June 2011, we acquired assets from Quick Hit, Inc., a developer and operator of online games, and added their former development team to enhance our abilities in the development and operation of our social games. In addition, during 2011, we opened a second production facility in San Francisco and increased the number of producers we have managing game development due to an increase in the number and quality of games developed.

Selling and Marketing Expenses. Total selling and marketing expenses were approximately $14.7 million for the year ended October 31, 2011, compared to $8.4 million for the year ended October 31, 2010. The increase was primarily due to increased media advertising and other marketing costs associated with the launch of *Zumba Fitness, Babysitting Mama*, and *Hulk Hogan's Main Event* including several television and internet advertising campaigns. Variable costs including commissions, warehousing and freight also increased due to higher volume and, were partially offset by lower costs incurred in Europe following our shift from a publishing and distribution model to a licensing approach, including the effects of severance charges recorded in the prior year.

General and Administrative Expenses. For the year ended October 31, 2011, general and administrative expenses were $10.5 million, an increase of $2.4 million from $8.1 million in the comparable period in 2010. The increase was primarily due to an increase in profit-based bonus compensation recognized in the current period. Certain professional and consulting fees, as well as stock-based compensation also increased.

Loss on Impairment of Software Development Costs and License Fees — Cancelled Games. For the year ended October 31, 2011, loss on impairment of software development costs and license fees — cancelled games, amounted to $1.5 million compared to $0.4 million in the prior-year period, reflecting a greater number of projects cancelled. Our games in development are subject to periodic reviews to assess game design and changing market conditions. When we do not expect the projected future net cash flows generated from sales to be sufficient to cover the remaining incremental cash obligation to complete a game, we cancel the game, and record a charge to operating expenses for the carrying amount of the game. Charges for the year ended October 31, 2011 included several games in development for the Sony Move platform, which totaled $0.6 million, and other game projects totaling $0.9 million.

Operating Income. Operating income for the year ended October 31, 2011 was approximately $11.4 million, an increase of $13.5 million from a $2.1 million loss in the comparable period in 2010. As discussed above, increased revenues and gross profits during the year ended October 31, 2011 more than offset increased sales, marketing and other operating expenses and impairments during the period.

Interest and Financing Costs. Interest and financing costs were approximately $1.3 million for the year ended October 31, 2011 compared to $1.0 million for the year ended October 31, 2010 and include financing costs associated with our factoring activities, which increased based on transaction volumes.

Change in Fair Value of Warrant Liability. We have outstanding warrants that contain a provision that may require settlement by transferring assets and are, therefore, recorded at fair value as liabilities. We recorded a loss of $2.8 million for the year ended October 31, 2011, which reflected an increase in the fair value of the warrants during the period primarily as a result of the increased market price for a share of our common stock, compared to a gain of $0.5 million for the year ended October 31, 2010, which reflected a decrease in the fair value of warrants during the period.

Income Taxes. For the year ended October 31, 2010, we received proceeds of approximately $1.7 million from the sale of approximately $21.2 million of New Jersey state income tax net operating loss carryforwards under the state's Technology Business Tax Certificate Program and recorded the proceeds as an income tax benefit in the period. In the year ended October 31, 2011, our income tax expense represents our current alternative minimum tax provision and certain state income taxes and reflects the use of available net operating loss carryforwards to offset taxable income. We did not sell New Jersey loss carryforwards in the year ended October 31, 2011.

Net Income. Net income for the year ended October 31, 2011 was $6.8 million compared to a loss of $1.0 million for the year ended October 31, 2010. As discussed above, increased revenues and gross profits more than offset increased operating expenses, impairments and the change in the fair market value of our warrant liability.

Liquidity and Capital Resources

As of October 31, 2012, our cash and cash equivalents balance was $18.0 million and funds available to us under our factoring and purchase order financing agreements were $13.3 million and $10.0 million, respectively. We expect continued fluctuations in the use and availability of cash due to the seasonality of our business, timing of receivables collections and working capital needs necessary to finance our business.

Our current plan is to fund our operations through product sales. However, our operating results may vary significantly from period to period and we have previously incurred operating losses. Industry-wide sales of video game software have declined for the past two years due to the late lifecycle of existing generation gaming platforms and the introduction of competing platforms such as mobile gaming. Based on these factors, and an analysis of retail sales for our products during the first two months of our 2013 fiscal year, we expect to experience declining sales and an operating loss for fiscal 2013, which has been factored into our current plan. We may be required to modify our plan, or seek outside sources of financing, and/or equity sales, if our current operating plan and sales targets are not met. There can be no assurance that such funds will be available on acceptable terms, if at all. In the event that we are unable to negotiate alternative financing, or negotiate terms that are acceptable to us, we may be forced to modify our business plan materially, including making reductions in game development and other expenditures. Additionally, we are dependent on our purchase order financing and account receivable factoring agreement to finance our working capital needs, including the purchase of inventory. If the current level of financing was reduced or we fail to meet our operational objectives, it could create a material adverse change in the business.

Factoring and Purchase Order Financing.

To satisfy our liquidity needs, we factor our receivables. Under our factoring agreement, we have the ability to take cash advances against accounts receivable and inventory of up to $30.0 million, and the availability of up to $2.0 million in letters of credit. The factor, in its sole discretion, can reduce the availability of financing at any time. We had no outstanding advances against accounts receivable under our factoring agreement at October 31, 2012. We also utilize financing to provide funding for the manufacture of our products. Under an agreement with a finance company, we have up to $10.0 million of availability for

letters of credit and purchase order financing. In connection with these arrangements, the finance company and the factor have a security interest in substantially all of our assets. We had no outstanding advances for purchase order financing at October 31, 2012.

Under the terms of our factoring agreement, we sell our accounts receivable to the factor. The factor, in its sole discretion, determines whether or not it will accept the credit risk associated with a receivable. If the factor does not accept the credit risk on a receivable, we may sell the accounts receivable to the factor while retaining the credit risk. In both cases we surrender all rights and control over the receivable to the factor. However, in cases where we retain the credit risk, the amount can be charged back to us in the case of non-payment by the customer. The factor is required to remit payments to us for the accounts receivable purchased from us, provided the customer does not have a valid dispute related to the invoice. The amount remitted to us by the factor equals the invoiced amount, adjusted for allowances and discounts we have provided to the customer, less factor charges of 0.45 to 0.5% of the invoiced amount.

In addition, we may request that the factor provide us with cash advances based on our accounts receivable and inventory. The factor may either accept or reject our request for advances at its discretion. Generally, the factor allowed us to take advances in an amount equal to 70% of net accounts receivable, plus 60% of our inventory balance, up to a maximum of $2.5 million of our inventory balance. Occasionally, the factor allows us to take advances in excess of these amounts for short-term working capital needs. These excess amounts are typically repaid within a 30-day period. At October 31, 2012, we had no excess advances outstanding.

Amounts to be paid to us by the factor for any accounts receivable are offset by any amounts previously advanced by the factor. The interest rate is prime plus 1.5%, annually, subject to a 5.5% floor. In certain circumstances, an additional 1.0% annually is charged for advances against inventory.

Manufacturers require us to present a letter of credit, or pay cash in advance, in order to manufacture the products required under a purchase order. We utilize letters of credit either from a finance company or our factor. The finance company charges 1.5% of the purchase order amount for each transaction for 30 days, plus administrative fees. Our factor provides purchase order financing at a cost of 0.5% of the purchase order amount for each transaction for 30 days. Additional charges are incurred if letters of credit remain outstanding in excess of the original time period and/or the financing company is not paid at the time the products are received. When our liquidity position allows, we will pay cash in advance instead of utilizing purchase order financing. This results in reduced financing and administrative fees associated with purchase order financing.

Advances from Customers. On a case by case basis, distributors and other customers have agreed to provide us with cash advances on their orders. These advances are then applied against future sales to these customers. In exchange for these advances, we offer these customers beneficial pricing or other considerations.

Contingencies and Commitments.

On July 1, 2011, a complaint for patent infringement was filed in the United States District Court for the District of Delaware by Impulse Technology Ltd. against Microsoft Corporation and certain other game publisher defendants that have released games for Microsoft's Kinect for Xbox 360, including the Company. The complaint alleges infringement relating to Microsoft's Xbox Kinect hardware, and correspondingly, the Company's Zumba Fitness game for Xbox 360, of Impulse's patents for certain motion tracking technology. Impulse is seeking injunctive relief and monetary damages in an unspecified amount for the alleged infringement. The Company intends, in conjunction with Microsoft and the other defendants, to defend itself against the claim and has certain third-party indemnity rights from a developer for costs incurred under a joint representation agreement. The Company cannot currently estimate a potential range of loss if the claim against the Company is successful.

On November 18, 2011, a complaint for patent infringement was filed in the United States District Court for the Northern District of Ohio by Impulse Technology Ltd. against the Company, Nintendo of America, Inc. and certain other game publisher defendants that have released games for Nintendo's Wii console, alleging that Wii and correspondingly, our Zumba Fitness 2 and Jillian Michaels Fitness Workout 2009 games, infringe

Impulse's patents for certain interactive technology and seeking injunctive relief and monetary damages in an unspecified amount for the alleged infringement. The case was dismissed against Impulse with prejudice on October 23, 2012.

On September 20, 2012, a complaint for patent infringement was filed in the United States District Court for the Eastern District of Virginia by Intelligent Verification Systems, LLC against Microsoft Corporation and the Company. The complaint alleges that Kinect and certain Kinect games, including Zumba Fitness Rush, infringe the plaintiff's patents relating to biometric facial recognition and facial expression recognition technology. Intelligent Verification Systems is seeking injunctive relief and monetary damages in an unspecified amount for the alleged infringement. The Company intends, in conjunction with Microsoft, to defend itself against the claim. The Company cannot currently estimate a potential range of loss if the claim against the Company is successful.

The Company at times may be a party to claims and suits in the ordinary course of business. We record a liability when it is both probable that a liability has been incurred and the amount of the loss or range of loss can be reasonably estimated. The Company has not recorded a liability with respect to the matters above. While the Company believes that it has valid defenses with respect to the legal matters pending and intends to vigorously defend the matters above, given the uncertainty surrounding litigation and our inability to assess the likelihood of a favorable or unfavorable outcome, it is possible that the resolution of one or more of these matters could have a material adverse effect on our consolidated financial position, cash flows or results of operations.

The following table summarizes our contractual obligations as of October 31, 2012 (in thousands):

		Payments due by period			
	Total of payments	Less than one year	1 – 3 years	3 – 5 years	More than 5 years
Operating leases	$ 791	$ 421	$370	—	—
Software development	7,432	7,432	—	—	—
Total	$8,223	$7,853	$370	—	—

Commitments under development agreements amounted to $7.4 million at October 31, 2012. In addition, certain agreements provide for minimum commitments for marketing support.

On January 8, 2013, we implemented a realignment of our workforce to reduce certain fixed costs and provide for a more flexible variable cost based model using outside subcontractors in the production of our games. The realignment included a reduction in workforce of approximately 40 employees, including 14 employees related to the closure of our studio in Massachusetts, which focused on social games for Facebook, 14 game-testing personnel in our New Jersey facility, and other marketing and support personnel. We expect to record a charge of approximately $0.7 million to $1.0 million in the first quarter of fiscal 2013 relating to this reduction in force, consisting primarily of one-time severance payments and termination benefits.

Off-Balance Sheet Arrangements

As of October 31, 2012, we had no off-balance sheet arrangements.

Inflation

Our management currently believes that inflation has not had, and does not currently have, a material impact on continuing operations.

Cash Flows

Cash and cash equivalents were $18.0 million as of October 31, 2012, compared to $13.7 million as of October 31, 2011. Working capital as of October 31, 2012 was $27.7 million compared to $23.8 million as of October 31, 2011. Total cash and equivalents, plus advances available to us under our factoring agreement was $31.3 million and $23.7 million at October 31, 2012 and 2011, respectively.

Operating Cash Flows. Our principal operating source of cash is sales of our interactive entertainment products. Our principal operating uses of cash are for payments associated with third party developers of our software; costs incurred to manufacture, sell and market our video games and general and administrative expenses.

For the year ended October 31, 2012, we generated approximately $6.1 million in cash flow from operating activities, compared to $9.4 million of net cash flows from operations in the prior year. The decrease in cash provided by operating activities was primarily due to decreased operating income, which decreased $7.7 million from $11.4 million in the year ended October 31, 2011 to $3.7 million of operating income in the year ended October 31, 2012. Operating income excludes the non-cash effects of the change in our warrant liability and interest and financing costs.

For the year ended October 31, 2011, we generated approximately $9.4 million in cash flow from operating activities, compared to $3.0 million of net cash outflows from operations in the same period of the prior year. The increase in cash provided by operating activities was primarily due to increased operating income in the period, which increased $13.5 million from a $2.1 million loss in the year ended October 31, 2010 to $11.4 million of operating income in the year ended October 31, 2011.

Investing Cash Flows. Cash used in investing activities for the years ended October 31, 2012, 2011 and 2010 are primarily related to purchases of computer equipment and leasehold improvements of $0.3 million, $0.5 million and $0.3 million, respectively. In 2011, the Company used $0.8 million to acquire the assets of Quick Hit, Inc.

Financing Cash Flows. Net cash used in financing activities for the years ended October 31, 2012, 2011 and 2010 amounted to $1.4 million, $2.5 million and $0.5 million, respectively, reflecting decreased inventory financing. In 2011, the effect of the net decrease in outstanding financing was offset by net of proceeds from the exercise of outstanding options and warrants.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Market Risk

We are exposed to certain market risks in the normal course of business, primarily risks associated with fluctuations in foreign currency exchange rates and interest rates.

Foreign Currency Exchange Rate Risk

We earn certain revenues from transactions denominated in foreign currencies and are exposed to market risk resulting from fluctuations in foreign currency exchange rates, particularly Euros, which may result in gains or losses in our results of operations. Accordingly, our future results could be adversely affected by declines in exchange rates for the Euro. In the year ended October 31, 2012, we launched Zumba Fitness 2 and Zumba Rush in Europe and recognized sales revenue to our distributor. Accordingly, our revenue and gross profits from transactions denominated in Euros increased significantly in the period. However, the portion of our total revenue represented by these transactions may fluctuate significantly on a quarterly basis.

We may hedge a portion of our foreign currency risk related to forecasted foreign currency-denominated revenues by entering into foreign exchange contracts that reduce, but do not eliminate our risk. During the years ended October 31, 2012 and 2011, we did not enter into any foreign exchange contracts, including any related to cash flow hedging activities. We do not maintain significant working capital balances denominated in foreign currencies or enter into derivatives or other financial instruments for trading or speculative purposes.

At October 31, 2012, approximately $1.5 million of accounts receivable were denominated in euros and due to the Company within 30 days. Accordingly, each hypothetical 1% decrease in the exchange rate of dollars per euro during the period the receivables were outstanding would have directly reduced the value of the receivables by approximately $15,000. The amount of outstanding accounts receivable denominated in euros varies significantly during the year, primarily related to new game releases. Euro-denominated accounts receivable are typically due to the Company on 30-day terms. In addition, at October 31, 2012, approximately $0.6 million of royalties receivable from licensees were denominated in dollars and related to licensee sales in Europe. Royalty receivables also vary significantly during the year in relation to licensee sales and are

generally due to the Company on a quarterly basis within 30 days of the Company's fiscal quarter-end. During the fiscal year ended October 31, 2012, royalty revenues amounted to approximately $8.4 million. Accordingly, each hypothetical 1% monthly decrease in the exchange rate of dollars per unit of local currency euro during the period accrued royalty receivables were outstanding may have reduced the value of such receivables by an average of approximately $50,000.

Interest Rate Risk

To satisfy our liquidity needs, we factor our receivables and periodically utilize financing to provide funding for the manufacture of our products. We had no outstanding advances for purchase order financing at October 31, 2012.

Under the terms of our factoring agreement, we sell our accounts receivable to the factor. The amount remitted to us by the factor equals the invoiced amount, adjusted for allowances and discounts we have provided to the customer, less factor charges of 0.45% to 0.5% of the invoiced amount and the interest rate on advances is generally prime plus 1.5%, annually, subject to a 5.5% floor.

When we utilize letters of credit from our finance company, the finance company charges 1.5% of the purchase order amount for each transaction for 30 days, plus administrative fees. Additional charges are incurred if letters of credit remain outstanding in excess of the original time period and/or the financing company is not paid at the time the products are received.

At October 31, 2012, we had cash and cash equivalents of $18.0 million in the form of bank deposits and money market funds. Our cash balances fluctuate significantly during the year. However, interest income on cash balances is not expected to be significant to our results of operations.

There have been no significant changes in our exposure to interest rate risk in the current period.

Item 8. Financial Statements and Supplementary Data.

The financial statements required by Item 8 are submitted in a separate section of this report, beginning on Page F-1, are incorporated herein and made a part hereof.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures, as defined in Exchange Act Rules 13a-15(e) and 15d-15(e), as of the end of the period covered by this report.

In designing and evaluating our disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

No system of controls can prevent errors and fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur. Controls can also be circumvented by individual acts of some people, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of

changes in conditions or deterioration in the degree of compliance with its policies or procedures. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Subject to the limitations above, management believes that the consolidated financial statements and other financial information contained in this report, fairly present in all material respects our financial condition, results of operations, and cash flows for the periods presented.

Based on the evaluation of the effectiveness of our disclosure controls and procedures, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) were effective at a reasonable assurance level.

There were no changes in our internal control over financial reporting that occurred during our most recent fiscal quarter that materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

Management's Annual Report on Internal Control Over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the .Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America, or GAAP. Our internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect transactions involving our assets;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that our receipts and expenditures are being made only in accordance with the authorization of our management; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of October 31, 2012. In making this assessment, management used the framework set forth in the report entitled Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company's internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Based on this evaluation, management determined that our system of internal control over financial reporting was effective as of October 31, 2012.

Eisner Amper LLP, the independent registered public accounting firm that audited the consolidated financial statements in this annual report on Form 10-K for the year ended October 31, 2012, has issued an audit report concerning the effectiveness of our regarding internal control over financial reporting for that year, which is included in this annual report on Form 10-K on page F-2.

Item 9B. Other Information.

On January 8, 2013, we implemented a realignment of our workforce to reduce certain fixed costs and provide for a more flexible variable cost based model using outside subcontractors in the production of our games. The realignment included a reduction in workforce of approximately 40 employees, including 14 employees related to the closure of our studio in Massachusetts, which focused on social games for Facebook, 14 game-testing personnel in our New Jersey facility, and other marketing and support personnel. We expect to record a charge of approximately $0.7 million to $1.0 million in the first quarter of fiscal 2013 relating to this reduction in force, consisting primarily of one-time severance payments and termination benefits.

PART III

The information required by Part III of Form 10-K under the items listed below are incorporated by reference from our definitive proxy statement relating to the 2012 Annual Meeting of Stockholders, which we will file with the SEC within 120 days after our October 31, 2012 fiscal year end.

Item 10 — Directors, Executive Officers and Corporate Governance.

Item 11 — Executive Compensation.

Item 12 — Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Item 13 — Certain Relationships and Related Transactions and Director Independence.

Item 14 — Principal Accountant Fees and Services.

PART IV

Item 15. Exhibits, Financial Statement Schedules.

(1) Financial Statements.

The financial statements required by item 15 are submitted in a separate section of this report, beginning on Page F-1, incorporated herein and made a part hereof.

(2) Financial Statement Schedules.

Schedules have been omitted because of the absence of conditions under which they are required or because the required information is included in the financial statements or notes thereto.

(3) Exhibits.

The following exhibits are filed with this report, or incorporated by reference as noted:

2.1	Asset Purchase Agreement, dated June 3, 2011, among Majesco Entertainment Company, Quick Hit, Inc. and MMV Capital Partners Inc. (incorporated by reference to Exhibit 2.1 to our Current Report on Form 8-K filed on June 6, 2011).
3.1	Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to our Quarterly Report on Form 10-Q filed on June 14, 2005).
3.2	Restated Bylaws (incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K filed on June 17, 2005).
4.1	Securities Purchase and Registration Rights Agreement dated as of August 29, 2007 by and among Majesco Entertainment Company and the Investors named therein (incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K filed on September 5, 2007).
4.2	Form of Common Stock Purchase Warrant issued to investors (incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K filed on September 5, 2007).
4.3	Warrant Purchase Agreement dated March 29, 2010 between Majesco Entertainment Company and Gerald A. Amato (incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q filed on September 14, 2010).
10.1	Lease Agreement, dated as of February 2, 1999, by and between 160 Raritan Center Parkway, L.L.C. and Majesco Sales Inc. (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on August 11, 2004).
10.2	Factoring Agreement, dated April 24, 1989, between Majesco Sales Inc. and Rosenthal & Rosenthal, Inc. (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on October 22, 2004).
10.3	Amendment, dated March 18, 1999, to Factoring Agreement, dated April 24, 1989, between Majesco Sales Inc. and Rosenthal & Rosenthal, Inc. (incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed on October 22, 2004).
10.4	Amendment, dated September 30, 2004, to Factoring Agreement, dated April 24, 1989, between Majesco Sales Inc. and Rosenthal & Rosenthal, Inc. (incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K filed on October 22, 2004).
10.5	Assignment of Monies Due Under Factoring Agreement, dated July 21, 2000, by and among Majesco Sales Inc., Rosenthal & Rosenthal, Inc. and Transcap Trade Finance (incorporated by reference to Exhibit 10.4 to our Current Report on Form 8-K filed on October 22, 2004).
10.6	Amendment, dated October 18, 2005, to Factoring Agreement, dated April 24, 1989, between Majesco Sales, Inc. and Rosenthal & Rosenthal, Inc. (incorporated by reference to Exhibit 10.46 to our Annual Report on Form 10-K filed on February 1, 2006).
10.7	Amendment, dated October 1, 2008, to Factoring Agreement, dated April 24, 1989, between Majesco Sales Inc. and Rosenthal & Rosenthal, Inc. (incorporated by reference to Exhibit 10.23 to our Annual Report on Form 10-K filed on January 29, 2009)

#10.8	Form of Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q filed on June 14, 2005).
#10.9	Form of Incentive Stock Option Agreement (incorporated by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q filed on June 14, 2005).
#10.10	Amended and Restated Non-Employee Director Compensation Policy (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q filed on September 15, 2008).
10.11	First Amendment to Lease by and between the Company and the Landlord dated May 1, 2009 (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on May 6, 2009).
#10.12	Form of Personal Indemnification Agreement (incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q filed on June 15, 2009).
10.13	Placement Agency Agreement dated September 17, 2009, by and between the Company and Roth Capital Partners, LLC (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on September 18, 2009).
10.14	Form of Subscription Agreement between the Company and each of the investors signatory thereto (incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed on September 18, 2009).
10.15	Confidential License Agreement for the Wii Console (Western Hemisphere), effective February 21, 2007, by and between Nintendo of America Inc. and Majesco Entertainment Company (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q filed on June 14, 2010).
10.16	First Amendment to the Confidential License Agreement for the Wii Console (Western Hemisphere), effective January 4, 2010, by and between Nintendo of America Inc. and Majesco Entertainment Company (incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q filed on June 14, 2010).
10.17	Add On Content Addendum to the Confidential License Agreement for the Wii Console, effective November 2, 2009, by and between Nintendo of America Inc. and Majesco Entertainment Company (incorporated by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q filed on June 14, 2010).
10.18	Confidential License Agreement for Nintendo DS (Western Hemisphere), effective May 1, 2005, by and between Nintendo of America Inc. and Majesco Entertainment Company (incorporated by reference to Exhibit 10.4 to our Quarterly Report on Form 10-Q filed on June 14, 2010).
10.19	First Amendment to the Confidential License Agreement for Nintendo DS (Western Hemisphere), effective April 30, 2008, by and between Nintendo of America Inc. and Majesco Entertainment Company (incorporated by reference to Exhibit 10.5 to our Quarterly Report on Form 10-Q filed on June 14, 2010).
10.20	Letter Agreement re: Game Publishing for Nintendo DSI, dated February 25, 2009, by and between Nintendo of America Inc. and Majesco Entertainment Company (incorporated by reference to Exhibit 10.6 to our Quarterly Report on Form 10-Q filed on June 14, 2010).
#10.21	Amended Directors Compensation Policy (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q filed on March 14, 2011).
10.22	XBOX 360 Publisher License Agreement, effective September 13, 2005, by and between Microsoft Licensing, GP and Majesco Entertainment Company (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q filed on September 14, 2011).
+10.23	Amendment to the XBOX 360 Publisher License Agreement (2008 renewal, etc.), effective September 1, 2009, by and between Microsoft Licensing, GP and Majesco Entertainment Company (incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q filed on September 14, 2011).

+10.24 Amendment to the XBOX 360 Publisher License Agreement (Russian Incentive Program, Hits Program Revisions), effective February 4, 2010, by and between Microsoft Licensing, GP and Majesco Entertainment Company (incorporated by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q filed on September 14, 2011).

10.25 Second Amendment to the Confidential License Agreement for Nintendo DS (Western Hemisphere), effective May 1, 2005 by and between Nintendo of America, Inc. and Majesco Entertainment Company(incorporated by reference to Exhibit 10.4 to our Quarterly Report on Form 10-Q filed on September 14, 2011).

#10.26 Employment Agreement, dated January 8, 2009, between Jesse Sutton and Majesco Entertainment Company (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on January 13, 2009).

#10.27 Employment Agreement, dated July 25, 2011, between Michael Vesey and Majesco Entertainment Company (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on July 29, 2011).

#10.28 2012 Executive Officer Incentive Bonus Program (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on March 2, 2012).

#10.29 2011 Executive Officer Incentive Bonus Program (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on January 20, 2011).

#10.30 2010 Executive Officer Incentive Bonus Plan (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on April 16, 2010).

#10.31 Amended and Restated 2004 Employee, Director and Consultant Incentive Plan (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on April 24, 2012).

*21.1 Subsidiaries

*23.1 Consent of EisnerAmper LLP

*31.1 Certification of Principal Executive Officer

*31.2 Certification of Principal Financial Officer

*32.1 Section 1350 Certificate of President and Chief Financial Officer

**101.INS XBRL Instance Document

**101.SCH XBRL Taxonomy Extension Schema Document

**101.CAL XBRL Taxonomy Extension Calculation Linkbase Document

**101.LAB XBRL Taxonomy Extension Labels Linkbase Document

**101.PRE XBRL Taxonomy Extension Presentation Linkbase Document

---

Constitutes a management contract, compensatory plan or arrangement.

± We have requested confidential treatment of certain provisions contained in this exhibit. The copy filed as an exhibit omits the information subject to the confidentiality request.

* Filed herewith.

** In accordance with Rule 406T of Regulation S-T, the XBRL related information in Exhibit 101 to this annual report on Form 10-K shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liability of that section, and shall not be part of any registration statement or other document filed under the Securities Act of 1933 or the Securities Exchange Act of 1934, except as shall be expressly set forth by specific reference in such filing.

(b) Exhibits.

See (a)(3) above.

(c) Financial Statement Schedules.

See (a)(2) above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAJESCO ENTERTAINMENT COMPANY AND SUBSIDIARY

By: /s/ Jesse Sutton,
Chief Executive Officer and Director

Date: January 14, 2013

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Jesse Sutton Jesse Sutton	Chief Executive Officer and Director (Principal Executive Officer)	January 14, 2013
/s/ Michael Vesey Michael Vesey	Chief Financial Officer (Principal Financial and Accounting Officer)	January 14, 2013
/s/ Allan I. Grafman Allan I. Grafman	Chairman of the Board	January 14, 2013
/s/ Laurence Aronson Laurence Aronson	Director	January 14, 2013
/s/ Louis Lipschitz Louis Lipschitz	Director	January 14, 2013
/s/ Keith McCurdy Keith McCurdy	Director	January 14, 2013
/s/ Stephen Wilson Stephen Wilson	Director	January 14, 2013

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

	Page
Report of Independent Registered Public Accounting Firm	F-2
Consolidated balance sheets — October 31, 2012 and 2011	F-3
Consolidated statements of operations — Years ended October 31, 2012, 2011 and 2010	F-4
Consolidated statements of stockholders' equity and comprehensive income (loss) — Years ended October 31, 2012, 2011 and 2010	F-5
Consolidated statements of cash flows — Years ended October 31, 2012, 2011 and 2010	F-6
Notes to consolidated financial statements	F-7 – F-25

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Majesco Entertainment Company

We have audited the accompanying consolidated balance sheets of Majesco Entertainment Company and Subsidiary (the "Company") as of October 31, 2012 and 2011, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended October 31, 2012. We also have audited Majesco Entertainment Company and Subsidiary's internal control over financial reporting as of October 31, 2012, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Majesco Entertainment Company and Subsidiary's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made my management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Majesco Entertainment Company and Subsidiary as of October 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended October 31, 2012, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, Majesco Entertainment Company and Subsidiary maintained, in all material respects, effective internal control over financial reporting as of October 31, 2012, based on criteria established in *Internal Control-Internal Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

/s/ EISNERAMPER LLP

January 14, 2013
Edison, New Jersey

MAJESCO ENTERTAINMENT COMPANY AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	October 31, 2012	October 31, 2011
ASSETS		
Current assets:		
Cash and cash equivalents	$ 18,038	$ 13,689
Due from factor, net	12,501	937
Accounts and other receivables	3,936	3,143
Inventory	7,762	11,605
Advance payments for inventory	257	5,975
Capitalized software development costs and license fees	3,489	12,564
Prepaid expenses and other current assets	1,724	3,071
Total current assets	47,707	50,984
Property and equipment, net	1,003	1,184
Other assets	588	209
Total assets	$ 49,298	$ 52,377
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued expenses	$ 15,490	$ 20,313
Inventory financing payables	—	1,238
Advances from customers and deferred revenue	4,454	5,642
Warrant liability - current	17	—
Total current liabilities	19,961	27,193
Warrant liability — noncurrent	—	1,949
Commitments and contingencies		
Stockholders' equity:		
Common stock – $.001 par value; 250,000,000 shares authorized; 41,862,321 and 41,307,349 shares issued and outstanding at October 31, 2012 and 2011, respectively	42	41
Additional paid-in capital	120,755	119,222
Accumulated deficit	(90,888)	(95,501)
Accumulated other comprehensive loss	(572)	(527)
Net stockholders' equity	29,337	23,235
Total liabilities and stockholders' equity	$ 49,298	$ 52,377

See accompanying notes

MAJESCO ENTERTAINMENT COMPANY AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share data)

	Year Ended October 31,		
	2012	**2011**	**2010**
Net revenues	$ 132,287	$ 125,291	$ 75,648
Cost of sales			
Product costs	46,718	54,939	38,718
Software development costs and license fees	42,054	22,151	17,524
Loss on impairment of software development costs and license fees – future releases	—	2,726	1,021
	88,772	79,816	57,263
Gross profit	43,515	45,475	18,385
Operating costs and expenses			
Product research and development	7,784	6,992	3,347
Selling and marketing	20,157	14,707	8,432
General and administrative	10,077	10,506	8,127
Loss on impairment of software development costs and license fees – cancelled games	1,219	1,512	407
Depreciation and amortization	566	398	183
	39,803	34,115	20,496
Operating income (loss)	3,712	11,360	(2,111)
Other expenses (income)			
Interest and financing costs	958	1,255	999
Change in fair value of warrant liability	(1,932)	2,847	(482)
Income (loss) income before income taxes	4,686	7,258	(2,628)
Income taxes	73	426	(1,656)
Net income (loss)	$ 4,613	$ 6,832	$ (972)
Net income (loss) per share:			
Basic	$ 0.12	$ 0.18	$ (0.03)
Diluted	$ 0.11	$ 0.17	$ (0.03)
Weighted average shares outstanding:			
Basic	39,973,248	38,527,589	37,019,750
Diluted	40,823,197	40,123,968	37,019,750

See accompanying notes

MAJESCO ENTERTAINMENT COMPANY AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)
(in thousands, except share data)

	Common Stock $.001 par value		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Net Stockholders' Equity
	Number	Amount				
Balance – October 31, 2009	38,553,740	$38	$113,484	$(101,361)	$(442)	$11,719
Issuance of common stock in connection with:						
Restricted stock grants – directors	261,706	—	218	—	—	218
Restricted stock grants, net – employees	510,930	1	962	—	—	963
Non-cash compensation charges – stock options	—	—	121	—	—	121
Warrants issued for services	—	—	39	—	—	39
Net loss	—	—	—	(972)	—	(972)
Foreign currency translation adjustment	—	—	—	—	(80)	(80)
Total comprehensive loss						(1,052)
Balance – October 31, 2010	39,326,376	39	114,824	(102,333)	(522)	12,008
Issuance of common stock in connection with:						
Restricted stock grants – directors	147,549	—	192	—	—	192
Restricted stock grants, net – employees	761,669	1	1,098	—	—	1,099
Non-cash compensation charges – stock options	—	—	137	—	—	137
Exercise of options	69,545	—	61	—	—	61
Exercise of warrants and units	1,002,210	1	2,852	—	—	2,853
Warrants issued for license	—	—	58	—	—	58
Net income	—	—	—	6,832	—	6,832
Foreign currency translation adjustment	—	—	—	—	(5)	(5)
Total comprehensive income						6,827
Balance – October 31, 2011	41,307,349	41	119,222	(95,501)	(527)	23,235
Issuance of common stock in connection with:						
Restricted stock grants – directors	78,634	—	188	—	—	188
Restricted stock grants, net – employees	537,280	1	1,365	—	—	1,366
Non-cash compensation charges – stock options	—	—	132	—	—	132
Shares withheld for taxes	(86,420)	—	(161)	—	—	(161)
Exercise of options	13,158	—	9	—	—	9
Exercise of warrants and units	12,320	—	—	—	—	—
Net income	—	—	—	4,613	—	4,613
Foreign currency translation adjustment	—	—	—	—	(45)	(45)
Total comprehensive income						4,568
Balance – October 31, 2012	41,862,321	$42	$120,755	$ (90,888)	$(572)	$29,337

See accompanying notes

MAJESCO ENTERTAINMENT COMPANY AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended October 31,		
	2012	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income (loss)	$ 4,613	$ 6,832	$ (972)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	565	398	183
Change in fair value of warrant liability	(1,932)	2,847	(482)
Non-cash compensation expense	1,686	1,468	1,340
Loss on disposal of assets	—	—	27
Provision for price protection and customer allowances	4,324	3,928	3,226
Amortization of capitalized software development costs and license fees	17,363	6,204	6,543
Loss on impairment of software development costs and license fees	1,219	4,238	1,428
Impairment of Goodwill	54	—	—
Provision for excess inventory	1,515	1,794	180
Changes in operating assets and liabilities, net of acquisition:			
Due from factor	(15,888)	(2,997)	(3,325)
Accounts and other receivables, net	(830)	(3,223)	618
Inventory	2,328	(4,981)	(2,423)
Capitalized software development costs and license fees	(9,441)	(18,064)	(9,197)
Advance payments for inventory	5,678	(521)	(2,328)
Prepaid expenses and other assets	845	(1,918)	(66)
Accounts payable and accrued expenses	(4,868)	8,752	2,041
Customer billings due to distribution partner	—	—	(230)
Advances from customers and deferred revenue	(1,139)	4,660	402
Net cash provided by (used in) operating activities	6,092	9,417	(3,035)
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchases of property and equipment	(338)	(465)	(283)
Purchase of assets of Quick Hit, Inc., net of acquired cash	—	(779)	—
Net cash used in investing activities	(338)	(1,244)	(283)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from exercise of options and warrants	9	1,830	—
Income tax withholding from exercise of options and warrants	(161)	—	—
Inventory financing	(1,238)	(4,319)	(496)
Net cash used in financing activities	(1,390)	(2,489)	(496)
Effect of exchange rates on cash and cash equivalents	(15)	1	(21)
Net increase (decrease) in cash and cash equivalents	4,349	5,685	(3,835)
Cash and cash equivalents – beginning of year	13,689	8,004	11,839
Cash and cash equivalents – end of year	$ 18,038	$ 13,689	$ 8,004
SUPPLEMENTAL CASH FLOW INFORMATION			
Cash paid during the year for interest and financing costs	$ 870	$ 1,255	$ 1,006
Cash paid during the year for income taxes	$ 591	$ 3	$ —
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES			
Leased assets	$ 46	$ 163	$ —
Warrant liability reclassified to additional paid-in capital upon exercise	$ —	$ 1,042	$ —
Issuance of warrants for license fees	$ —	$ 58	$ —

See accompanying notes

1. PRINCIPAL BUSINESS ACTIVITY AND BASIS OF PRESENTATION

The accompanying financial statements present the financial results of Majesco Entertainment Company and Majesco Europe Limited, its wholly owned subsidiary, ("Majesco" or "the Company") on a consolidated basis.

The Company is a provider of video game products primarily for the mass-market consumer. It sells its products primarily to large retail chains, specialty retail stores, and distributors. It publishes video games for major current generation interactive entertainment hardware platforms, including Nintendo's DS, 3DS and Wii, Sony's PlayStation 3, or PS3, and PlayStation Portable, or PSP®, Microsoft's Xbox 360 and the personal computer, or PC. It also publishes games for digital platforms, including mobile platforms like the iPhone and iPad, as well as online platforms such as Facebook and Zynga.

The Company's video game titles are targeted at various demographics at a range of price points. Due to the larger budget requirements for developing and marketing premium console titles for core gamers, it focuses on publishing more casual games targeting mass-market consumers. In some instances, its titles are based on licenses of well-known properties and, in other cases based on original properties. The Company enters into agreements with content providers and video game development studios for the creation of its video games.

The Company's operations involve similar products and customers worldwide. These products are developed and sold domestically and internationally. The Company may also enter into agreements with licensees, particularly for sales of its products internationally. The Company is centrally managed and its chief operating decision makers, the chief executive and other officers, use consolidated and other financial information supplemented by sales information by product category, major product title and platform for making operational decisions and assessing financial performance. Accordingly, the Company operates in a single segment.

Geographic regions

Net revenues by geographic region were as follows:

	Years Ended October 31,					
	2012	%	2011	%	2010	%
United States	$103,457	78.2%	$110,115	87.9%	$73,817	97.6%
Europe	28,830	21.8%	15,176	12.1%	1,831	2.4%
Total	$132,287	100.0%	$125,291	100.0%	$75,648	100.0%

Major customers

Sales to Wal-Mart, Inc. represented approximately 18%,18% and 20% of net revenues in 2012, 2011 and 2010, respectively. Sales to GameStop represented approximately 11%, 21% and 12% of net revenues in 2012, 2011 and 2010, respectively. Sales to Best Buy represented approximately 11% and 10% of sales in 2011 and 2010, respectively. Sales to Target represented approximately 11%, 10% and 10% of sales in 2012, 2011 and 2010, respectively. Sales to Cokem represented approximately 20% of sales in 2010. Revenue from 505 Games s.r.l, primarily reflecting revenue from Europe, represented approximately 22% and 11% of sales in 2012 and 2011, respectively.

Concentrations. The Company develops and distributes video game software for proprietary platforms under licenses from Nintendo, Sony and Microsoft, which must be periodically renewed. The Company's agreements with these manufacturers also grant them certain control over the supply and manufacturing of the Company's products. In addition, for the years ended October 31, 2012, 2011 and 2010 sales of the Company's Zumba Fitness games accounted for approximately 76%, 70% and 0% of revenue, respectively. We license the rights to publish these games from a third party and have rights to publish other Zumba Fitness games. If the new versions are not successful, this may have a significant impact on our future revenues.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation. The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary located in the United Kingdom. Significant intercompany accounts and transactions have been eliminated in consolidation.

Revenue Recognition. The Company recognizes revenue upon the shipment of its products when: (1) title and the risks and rewards of ownership are transferred; (2) persuasive evidence of an arrangement exists; (3) there are no continuing obligations to the customer; and (4) the collection of related accounts receivable is probable. Certain products are sold to customers with a street date (the earliest date these products may be resold by retailers). Revenue for sales of these products is not recognized prior to their street date. Some of the Company's software products provide limited online features at no additional cost to the consumer. Generally, such features have been considered to be incidental to the Company's overall product offerings and an inconsequential deliverable. Accordingly, the Company does not defer any revenue related to products containing these limited online features. However, in instances where online features or additional functionality is considered a substantive deliverable in addition to the software product, such characteristics will be taken into account when applying the Company's revenue recognition policy.

The Company generally sells its products on a no-return basis, although in certain instances, the Company provides price protection or other allowances on certain unsold products. Price protection, when granted and applicable, allows customers a partial credit against amounts they owe the Company with respect to merchandise unsold by them. Revenue is recognized, and accounts receivable is presented, net of estimates of these allowances.

The Company estimates potential future product price protection and other allowances related to current period product revenue. The Company analyzes historical experience, current sell through of retailer inventory of the Company's products, current trends in the video game market, the overall economy, changes in customer demand and acceptance of the Company's products and other related factors when evaluating the adequacy of price protection and other allowances.

Sales incentives or other consideration given by the Company to customers that are considered adjustments of the selling price of its products, such as rebates and product placement fees, are reflected as reductions of revenue. Sales incentives and other consideration that represent costs incurred by the Company for benefits received, such as the appearance of the Company's products in a customer's national circular ad, are reflected as selling and marketing expenses, in accordance with Accounting Standards Codification ("ASC") 605-50, *Customer Payments and Incentives.*

In addition, some of the Company's software products are sold exclusively as downloads of digital content for which the consumer takes possession of the digital content for a fee. Revenue from product downloads is generally recognized when the download is made available (assuming all other recognition criteria are met).

We operate hosted online games in which players can play for free and purchase virtual goods for use in the games. We recognize revenues from the sale of virtual goods as service revenues over the estimated period in which players use the game. We currently estimate these periods of use to be three to four months. We will periodically assess our estimates for this period of use and future increases or decreases in these estimates will affect our recognized revenues prospectively. We also recognize advertising revenue related to advertising placed on our game sites as ads are served. The Company has not earned significant revenue to date related to its online games.

The Company records revenue for distribution agreements where it is acting as an agent as defined by ASC Topic 605, *Revenue Recognition, Subtopic 45, Principal Agent Considerations*, on a net basis. When the Company enters into license or distribution agreements that provide for multiple copies of games in exchange for guaranteed amounts, revenue is recognized in accordance with the terms of the agreements, generally upon

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

delivery of a master copy, assuming our performance obligations are complete and all other recognition criteria are met, or as per-copy royalties are earned on sales of games.

Shipping and handling, which consist principally of transportation charges incurred to move finished goods to customers, amounted to $992, $930 and $432 for the years ended October 31, 2012, 2011 and 2010, respectively, and are included in selling and marketing expenses.

In certain instances, customers and distributors provide the Company with cash advances on their orders. These advances are then applied against future sales to these customers. Advances are classified as advances from customers and deferred revenue in the accompanying balance sheets. Included in advances from customers and deferred revenue are $969 and $642 of deferred license revenue at October 31, 2012 and 2011, respectively and, as of October 31, 2012, deferred revenue of $3,366 on sales of products to a distributor with a future street date. In connection with this deferred revenue, the Company has approximately $1,093 of deferred cost of sales — product included in prepaid expenses and other current assets.

Capitalized Software Development Costs and License Fees. Software development costs include fees in the form of milestone payments made to independent software developers and licensors. Software development costs are capitalized once technological feasibility of a product is established and management expects such costs to be recoverable against future revenues. For products where proven game engine technology exists, this may occur early in the development cycle. Technological feasibility is evaluated on a product-by-product basis. Amounts related to software development that are not capitalized are charged immediately to product research and development costs. Commencing upon a related product's release capitalized costs are amortized to cost of sales based upon the higher of (i) the ratio of current revenue to total projected revenue or (ii) straight-line charges over the expected marketable life of the product.

Prepaid license fees represent license fees to owners for the use of their intellectual property rights in the development of the Company's products. Minimum guaranteed royalty payments for intellectual property licenses are initially recorded as an asset (prepaid license fees) and a current liability (accrued royalties payable) at the contractual amount upon execution of the contract or when specified milestones or events occur and when no significant performance remains with the licensor. Licenses are expensed to cost of sales at the higher of (i) the contractual royalty rate based on actual sales or (ii) an effective rate based upon total projected revenue related to such license. Capitalized software development costs are classified as non-current if they relate to titles for which the Company estimates the release date to be more than one year from the balance sheet date. The non-current portion of capitalized software development costs and license fees was $500 and $0 as of October 31, 2012 and 2011, respectively, which is included in other assets.

The amortization period for capitalized software development costs and prepaid license fees is usually no longer than one year from the initial release of the product. If actual revenues or revised forecasted revenues fall below the initial forecasted revenue for a particular license, the charge to cost of sales may be larger than anticipated in any given quarter. The recoverability of capitalized software development costs and prepaid license fees is evaluated quarterly based on the expected performance of the specific products to which the costs relate. When, in management's estimate, future cash flows will not be sufficient to recover previously capitalized costs, the Company expenses these capitalized costs to "cost of sales-software development costs and license fees," in the period such a determination is made. These expenses may be incurred prior to a game's release for games that have been developed. If a game is cancelled prior to completion of development and never released to market, the amount is expensed to operating costs and expenses. If the Company was required to write off licenses, due to changes in market conditions or product acceptance, its results of operations could be materially adversely affected.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Costs of developing online free-to-play social games, including payments to third-party developers are expensed as research and development expenses. Revenue from these games is largely dependent on players' future purchasing behavior in the game and currently the Company cannot reliably project that future net cash flows from developed games will exceed related development costs.

Prepaid license fees and milestone payments made to the Company's third party developers are typically considered non-refundable advances against the total compensation they can earn based upon the sales performance of the products. Any additional royalty or other compensation earned beyond the milestone payments is expensed to cost of sales as incurred.

Advertising Expenses. The Company generally expenses advertising costs as incurred except for production costs associated with media campaigns that are deferred and charged to expense at the first run of the advertisement. Advertising costs charged to operations were $11,849, $6,677, and $2,390 for the years ended October 31, 2012, 2011 and 2010, respectively.

Income taxes. The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company evaluates the potential for realization of deferred tax assets at each quarterly balance sheet date and records a valuation allowance for assets for which realization is not likely.

Stock Based Compensation. Stock based compensation consists primarily of expenses related to the issuance of stock options and restricted stock grants. Stock options are granted to employees or directors at exercise prices equal to the fair market value of the Company's stock at the dates of grant. Stock options generally vest over two to three years and have a term of seven to ten years. Compensation expense for stock options is recognized on a straight line basis over the vesting period of the award, based on the fair value of the option on the date of grant.

The fair value for options issued is estimated at the date of grant using a Black-Scholes option-pricing model. The risk free rate is derived from the U.S. Treasury yield curve in effect at the time of the grant. The volatility factor is determined based on the Company's historical stock prices.

Cash and cash equivalents. Cash equivalents consist of highly liquid investments with original maturities of three months or less at the date of purchase. At various times, the Company had deposits in excess of the Federal Deposit Insurance Corporation limit. The Company has not experienced any losses on these accounts.

Inventory. Inventory is stated at the lower of cost as determined by the first-in, first-out method, or market. The Company estimates the net realizable value of slow-moving inventory on a title-by-title basis and charges the excess of cost over net realizable value to cost of sales. Such estimates may change and additional charges may be incurred until the related inventory items are sold or otherwise disposed of.

Property and equipment. Property and equipment is stated at cost. Depreciation and amortization is being provided for by the straight-line method over the estimated useful lives of the assets, generally three to five years. Amortization of leasehold improvements is provided for over the shorter of the term of the lease or the life of the asset.

Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

the reported amounts of assets and liabilities or the disclosure of gain or loss contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Among the more significant estimates included in these consolidated financial statements are price protection and customer allowances, the valuation of inventory and the recoverability of advance payments for software development costs and intellectual property licenses and the assessment of realization of deferred tax assets. Actual results could differ from those estimates.

Foreign Currency Translation. The functional currency of the Company's foreign subsidiary is its local currency. All assets and liabilities of the Company's foreign subsidiary are translated into U.S. dollars at the exchange rate in effect at the end of the year, and revenue and operating expenses are translated at weighted average exchange rates during the year. The resulting translation adjustments are included in accumulated other comprehensive income (loss) in the statements of stockholders' equity and other comprehensive income (loss).

Income (Loss) Per Share. Basic income (loss) per share of common stock is computed by dividing net income (loss) applicable to common stockholders by the weighted average number of shares of common stock outstanding for the period. Basic income (loss) per share excludes the impact of unvested shares of restricted stock issued as long term incentive awards to directors, officers and employees. Diluted income per share reflects the potential impact of common stock options and unvested shares of restricted stock and outstanding common stock purchase warrants that have a dilutive effect under the treasury stock method.

Reclassifications. For comparability, certain 2010 and 2011 amounts have been reclassified, where appropriate, to conform to the financial statement presentation used in 2012.

Commitments and Contingencies. We are subject to claims and litigation in the ordinary course of our business. We record a liability for commitments and contingencies when the amount is both probable and reasonably estimable.

Recent Accounting Pronouncements.

Fair Value — In May 2011, the Financial Accounting Standards Board (FASB) issued an update to ASC 820-10, *Measuring Liabilities at Fair Values.* The update to ASC 820-10 clarifies the application of fair value standards in certain circumstances and requires additional disclosures about fair value measurements within Level 3, including sensitivity to changes in unobservable inputs. The update will become effective for the Company on November 1, 2012. The Company is currently evaluating the potential impact of the update on its financial position, results of operations, and cash flows.

Comprehensive Income — In June 2011, the FASB issued an update to ASC 220, *Comprehensive Incomes.* The update to ASC 220 establishes standards for the reporting and presentation of comprehensive income. The update will become effective for the Company on November 1, 2012. Adoption of the update is not expected to have a material impact on the Company's financial position, results of operations, and cash flows.

3. FAIR VALUE

The table below segregates all financial assets and liabilities that are measured at fair value on a recurring basis into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date.

	October 31, 2012	Quoted prices in active markets for identical assets (level 1)	Significant other observable inputs (level 2)	Significant unobservable inputs (level 3)
Assets:				
Money market funds	$16,048	$16,048	$—	$ —
Bank deposits	1,990	1,990	—	—
Total financial assets	$18,038	$18,038	$—	$ —
Liabilities:				
Warrant liability	$ 17	$ —	$—	$ 17
Total financial liabilities	$ 17	$ —	$—	$ 17
Assets:				
Money market funds	$ 9,046	$ 9,046	$—	$ —
Bank deposits	4,643	4,643	—	—
Total financial assets	$13,689	$13,689	$—	$ —
Liabilities:				
Warrant liability	$ 1,949	$ —	$—	$1,949
Total financial liabilities	$ 1,949	$ —	$—	$1,949

The Company has outstanding warrants that may require settlement by transferring assets under certain change of control circumstances. These warrants are classified as liabilities in the accompanying consolidated balance sheets. The warrants have an exercise price of $2.04 per share and expire in March 2013. The Company measures the fair value of the warrants at each balance sheet date, using the Black-Scholes method, and a gain or loss is recorded in earnings each period as change in fair value of warrants.

Assumptions used to determine the fair value of the warrants were:

	2012	2011	2010
Estimated fair value of stock	$1.00 – $3.37	$0.62 – $3.75	$0.62 – $1.02
Expected warrant term	0.3 – 1.4 years	1.4 – 2.4 years	2.4 – 3.4 years
Risk-free rate	0.1 – 0.2%	0.2 – 0.8%	0.4 – 1.6%
Expected volatility	77.4 – 80.0%	73.5 – 79.7%	73.5 – 76.1%
Dividend yield	0%	0%	0%

A summary of the changes to the Company's warrant liability, as measured at fair value on a recurring basis using significant unobservable inputs (Level 3) is presented below:

	2012	2011	2010
Beginning balance	$ 1,949	$ 144	$ 626
Warrants exercised	—	(1,042)	—
Total loss (gain) included in net income	(1,932)	2,847	(482)
Ending balance	$ 17	$ 1,949	$ 144

3. FAIR VALUE – (continued)

In the fiscal year ended October 31, 2011, upon exercise of 587,734 of the warrants outstanding, the warrant liability associated with those warrants, amounting to $1,042, was reclassified to additional paid-in capital.

The carrying value of accounts receivable, accounts payable and accrued expenses, due from factor, and advances from customers are reasonable estimates of their fair values because of their short-term maturity.

4. DUE FROM FACTOR

The Company uses a factor to approve credit and to collect the proceeds from a substantial portion of its sales. Under the terms of the agreement, the Company sells to the factor and the factor purchases from the Company eligible accounts receivable.

Under the terms of the Company's factoring agreement, the Company sells its accounts receivable to the factor. The factor, in its sole discretion, determines whether or not it will accept the credit risk associated with a receivable. If the factor does not accept the credit risk on a receivable, the Company may sell the accounts receivable to the factor while retaining the credit risk. In both cases, the Company surrenders all rights and control over the receivable to the factor. However, in cases where the Company retains the credit risk, the amount can be charged back to the Company in the case of non-payment by the customer, though this has only infrequently occurred. The factor is required to remit payments to the Company for the accounts receivable purchased from it, provided the customer does not have a valid dispute related to the invoice. The amount remitted to the Company by the factor equals the invoiced amount, adjusted for allowances and discounts the Company has provided to the customer, less factor charges of 0.45 to 0.5% of the invoiced amount.

The Company reviews the collectability of accounts receivable for which it holds the credit risk quarterly, based on a review of an aging of open invoices and payment history, to make a determination if any allowance for bad debts is necessary.

In addition, the Company may request that the factor provide it with cash advances based on its accounts receivable and inventory, up to a maximum of $30 million. The factor may either accept or reject the Company's request for advances at its discretion. Generally, the factor allowed the Company to take advances in an amount equal to 70% of net accounts receivable, plus 60% of the Company's inventory balance up to a maximum of $2.5 million. Occasionally, the factor allows the Company to take advances in excess of these amounts for short term working capital needs. These excess amounts are typically repaid within a 30-day period. At October 31, 2012 and 2011, the Company had no excess advances outstanding.

Amounts to be paid to the Company by the factor for any accounts receivable are offset by any amounts previously advanced by the factor. The interest rate is prime plus 1.5%, annually, subject to a 5.5% floor. In certain circumstances, an additional 1.0% annually is charged for advances against inventory.

The Company also utilizes purchase order financing through the factor, up to a maximum of $2.5 million, to provide funding for the manufacture of its products (see Note 10). In connection with these arrangements, the factor has a security interest in substantially all of the Company's assets. The factor charges 0.5% of invoiced amounts, subject to certain minimum charges per invoice.

4. DUE FROM FACTOR – (continued)

Due from factor consists of the following:

	October 31, 2012	October 31, 2011
Outstanding accounts receivable sold to factor	$19,938	$12,667
Less: customer allowances	(5,591)	(5,157)
Less: provision for price protection	(1,846)	(1,795)
Less: advances from factor	—	(4,778)
	$12,501	$ 937

Outstanding accounts receivable sold to the factor as of October 31, 2012 and 2011 for which the Company retained credit risk amounted to $387 and $2,046, respectively. As of October 31, 2012 and 2011, there were no allowances for uncollectible accounts.

5. ACCOUNTS RECEIVABLE

The following table presents the major components of accounts and other receivables:

	October 31, 2012	October 31, 2011
Royalties receivable	$ 593	$2,513
Trade accounts receivable, net of allowances of $0 and $0	3,343	630
	$3,936	$3,143

6. INVENTORIES

Inventories consist of the following:

	October 31 2012	October 31 2011
Finished goods	$6,538	$ 5,071
Packaging and components	1,224	6,534
	$7,762	$11,605

7. PREPAID EXPENSES AND OTHER CURRENT ASSETS

The following table presents the major components of prepaid expenses:

	October 31, 2012	October 31, 2011
Prepaid advertising	$ 87	$2,795
Other	1,637	276
	$1,724	$3,071

8. PROPERTY AND EQUIPMENT, NET

The following table presents the components of property and equipment, net:

	October 31, 2012	October 31, 2011
Computers and software	$ 3,385	$ 3,201
Furniture and equipment	1,315	1,131
Leasehold improvements	327	317
	5,027	4,649
Accumulated depreciation	(4,024)	(3,465)
	$ 1,003	$ 1,184

9. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

The following table presents the major components of accounts payable and accrued expenses:

	October 31, 2012	October 31, 2011
Accounts payable-trade	$ 4,847	$ 5,994
Royalty and software development	8,914	10,071
Salaries and other compensation	838	3,209
Income taxes payable	—	423
Other accruals	891	616
	$15,490	$20,313

10. INVENTORY FINANCING PAYABLE

Certain manufacturers require the Company to prepay or present letters of credit upon placing a purchase order for inventory. The Company has arrangements with a finance company which provides financing secured by the specific goods underlying the goods ordered from the manufacturer. The finance company makes the required payment to the manufacturer at the time a purchase order is placed, and is entitled to demand payment from the Company when the goods are delivered. The Company pays a financing fee equal to 1.5% of the purchase order amount for each transaction, plus administrative fees. Additional charges of 0.05% per day (18% annualized) are incurred if the financing remains open for more than 30 days.

11. STOCKHOLDERS' EQUITY

Common stock warrants

The following table sets forth the number shares of common stock purchasable under outstanding stock purchase warrants at October 31, 2012 and 2011:

Issued in connection with	Issue date	Expiration date	Exercise Price	October 31, 2012	October 31, 2011
Equity financing	September 5, 2007	March 5, 2013	$2.04	1,110,001	1,110,001
Consulting services	June 14, 2006	May 31, 2013	$1.55	16,500	16,500
Consulting services	March 29, 2010	March 28, 2015	$1.06	50,000	70,000
				1,176,501	1,196,501

On September 5, 2007, the Company completed a private placement of 3,966,668 units, each consisting of one share of common stock and a warrant to purchase 0.4 shares of common stock, in which the Company raised $6.0 million in gross proceeds. The warrants issued in the transaction have an exercise price of $2.04 per share and a term of five years, beginning six months from the issue date. Additionally, the warrants

11. STOCKHOLDERS' EQUITY – (continued)

contain a cashless exercise feature if a registration statement is not effective on the date of exercise, and a provision for exercise price adjustments under certain circumstances as defined in the warrant agreement. Therefore, they are classified as liabilities in accordance with ASC Topic 480, *Distinguishing Liabilities from Equity.* The Company initially allocated $2.1 million of the proceeds received in the transaction to the warrants based on the fair values of the warrants on the date of the transaction. The Company measures the fair value of the warrants at each balance sheet date, and records the change in fair value as a non-cash charge or gain to earnings each period. The warrants were valued at $17 and $1,949 at October 31, 2012 and 2011, respectively, primarily due to fluctuations in the Company's stock price. This resulted in a non-cash gain of $1,932, a non-cash loss of $2,847 and a non-cash gain of $482 due to the change in fair value of warrants during the years ended October 31, 2012, 2011 and 2010, respectively. The Company used the Black-Scholes method to value the warrants (see Note 3).

Additionally, in connection with the September 5, 2007 equity financing, the Company issued unit purchase options, to purchase at $1.50 per share, units consisting of (1) 277,667 shares of common stock, and (2) warrants to purchase up to 111,067 shares of common stock at $2.04, with terms identical to the warrants issued in the financing. The units and underlying warrants were exercised in the year ended October 31, 2011.

A summary of the status of the Company's outstanding warrants and units as of October 31 and changes during the years then ended is presented below:

	2012	2011	2010
Outstanding at beginning of year	1,196,501	2,226,469	2,201,469
Issued	—	100,000	100,000
Exercised	(20,000)	(1,029,968)	—
Cancelled	—	(100,000)	(75,000)
Outstanding at end of year	1,176,501	1,196,501	2,226,469

12. STOCK-BASED COMPENSATION ARRANGEMENTS

On February 13, 2004, the stockholders approved a stock option plan that provides for the granting of stock-based awards. The plan covers employees, directors and consultants and provides for among other things, the issuance of restricted stock, non-qualified options and incentive stock options. On June 8, 2005, the Company's stockholders and Board of Directors approved the amendment and restatement to the Company's 2004 Employee, Director and Consultant Stock Plan (renamed 2004 Employee, Director and Consultant Incentive Plan) (the "Plan") to: (a) increase the number of shares of common stock reserved for issuance under the Plan by 4,000,000; (b) add a share-counting formula to the Plan pursuant to which each share issued under restricted stock or other awards, other than options or stock appreciation rights, counts against the number of total shares available under the Plan as 1.3 shares, and each share issued as options or stock appreciation rights counts against the total shares available under the Plan as one share; (c) increase the share limitation on the number of awards that may be granted to any participant in any fiscal year to 1,000,000; (d) add provisions for the grant of cash awards and other types of equity based awards; and (e) delete a provision allowing for the repricing of awards. On June 11, 2007, the Company's stockholders and Board of Directors approved an amendment to the Plan to increase the number of shares of common stock reserved for issuance under the Plan by 4,000,000. On April 21, 2009 the Company's stockholders and Board of Directors approved an amendment to the Plan to increase the number of common shares available for issuance under the Plan by 3,000,000 shares. On April 18, 2012 the Company's stockholders and Board of Directors approved an amendment to the Plan to increase the number of common shares available for issuance under the Plan by 3,800,000 shares.

As of October 31, 2012, the Company had reserved 14.4 million shares of common stock for issuance under the Plan, of which 4.3 million shares are available for future issuance.

12. STOCK-BASED COMPENSATION ARRANGEMENTS – (continued)

A summary of the status of the Company's outstanding stock options as of October 31, 2012 and changes during the year then ended is presented below:

	Number Of Shares	Weighted Average Exercise Price
Outstanding at beginning of year	1,560,629	$4.50
Granted	84,840	$1.76
Cancelled	(390,744)	$3.33
Exercised	(13,158)	$0.68
Outstanding at end of year	1,241,567	$4.72
Options exercisable at year-end	1,057,999	$5.46
Weighted-average fair value of options granted during the year		$1.11

The fair value of options granted during the year ended October 31, 2012 was $94.

The intrinsic value of options outstanding at October 31, 2012 was $99 based on a fair value of $1.00 per share. The intrinsic value of options exercised in the years ended October 31, 2012 and 2011 was $13 and $126, respectively.

The weighted average contractual term of exercisable and outstanding options October 31, 2012 was 3.0 years and 3.5 years, respectively.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions for the years ended October 31:

	2012	2011	2010
Risk free annual interest rate	0.5%	1.5%	1.3%
Expected volatility	86%	76%	74%
Expected life	4.25 years	4.25 years	4.25 years
Assumed dividends	None	None	None

Restricted stock grants are granted to directors and employees and have a vesting period of six months to three years. The value of restricted stock grants are measured based on their fair value on the date of grant and amortized over the vesting period.

Non-cash compensation expenses related to stock options and restricted stock grants are recorded in general and administrative expenses in the accompanying consolidated statements of operations and totaled $1,686, $1,468 and $1,395 for the years ended October 31, 2012, 2011 and 2010, respectively. As of October 31, 2012 and 2011, there was approximately $160 and $200 of unrecognized compensation cost related to non-vested stock option awards, which is expected to be recognized over a remaining weighted-average vesting period of 1.4 and 1.8 years, respectively. The total fair value of shares vested during October 31, 2012 was $948.

12. STOCK-BASED COMPENSATION ARRANGEMENTS – (continued)

A summary of the status of the Company's restricted stock grants as of October 31, 2012 and changes during the year then ended is presented below:

	2012
Balance at beginning of period	1,623,651
Granted	632,634
Vested	(859,851)
Cancelled	(16,720)
Outstanding at end of period	1,379,714

The fair value of restricted shares granted during the years ended October 31, 2012, 2011 and 2010 was $1,171, $2,084 and $893, respectively. As of October 31, 2012, there was approximately $1,854 of unrecognized compensation cost related to restricted stock awards, which is expected to be recognized over a remaining weighted-average vesting period of 1.8 years. The fair value of restricted shares vested during the years ended October 31, 2012, 2011 and 2010 was $1,698, $2,489 and $766, respectively.

On March 29, 2010, the Company issued warrants to purchase an aggregate of 100,000 shares of common stock to a consultant in consideration for services, under the Plan, of which 30,000 were exercised in 2011, 20,000 were exercised in 2012 and 50,000 were outstanding as of October 31, 2012. The warrants are exercisable at an exercise price of $1.06 at any time over a five-year period.

On July 21, 2006, the Company issued warrants to purchase an aggregate of 150,000 shares of common stock to a consulting firm in consideration for services, under the Plan. In the years ended October 31, 2012, 2011 and 2010, 0, 23,500, and 0 warrants were exercised on a cashless basis for 0, 14,160, and 0 shares of common stock, respectively, and 16,500 were outstanding as of October 31, 2012. The warrants are exercisable at an exercise price of $1.55 at any time over a seven-year period.

The Company issued 170,652 shares of restricted common stock as part of the inducement and retention of employees of Quick Hit, Inc. (See Note 16). The shares of restricted common stock have a transaction-date fair value of $524, which will be recognized as stock-based compensation expense as the shares vest at the rate of one-third of the shares granted every six months over the 18 month period following June 2011.

13. INCOME TAXES

The provision (benefit) for income taxes for the years ended October 31, 2012, 2011 and 2010 consists of:

	2012	2011	2010
Current:			
Federal	$ 34	$ 274	$ —
State	39	152	(1,656)
Deferred:			
Federal	1,259	3,954	(403)
State	213	77	(84)
Impact of change in effective tax rates on deferred taxes	—	1,937	1,312
Less: valuation allowance	(1,472)	(5,968)	(825)
	$ 73	$ 426	$(1,656)

13. INCOME TAXES – (continued)

The difference between income taxes computed at the statutory federal rate and the provision for income taxes for 2012, 2011 and 2010 relates to the following:

	2012		2011		2010	
	Amount	Percent of Pretax income	Amount	Percent of Pretax income	Amount	Percent of Pretax income
Tax (benefit) at federal statutory rate	$ 1,593	34%	$ 2,469	34%	$ (894)	(34)%
State income taxes, net of federal income taxes	252	5%	229	3%	(84)	(3)%
Effect of warrant liability	(657)	(14)%	968	13%	(164)	(6)%
Effect of sale of NOL	—	—%	—	—%	563	21%
Effect of other permanent items	325	7%	48	1%	34	1%
Impact of change in effective tax rates on deferred taxes	—	—%	1,937	27%	1,312	50%
Sale of state net operating losses	—	—%	—	—%	(1,656)	(63)%
Change in valuation allowance	(1,472)	(31)%	(5,968)	(82)%	(825)	(31)%
Reduction of deferred benefits	32	1%	743	10%	58	2%
	$ 73	2%	$ 426	6%	$(1,656)	(63)%

The components of deferred income tax assets (liabilities) were as follows:

	October 31, 2012	October 31, 2011
Impairment of capitalized software development costs and prepaid license fees not currently deductible	$ —	$ 1,448
Depreciation and amortization	(103)	(174)
Impairment of inventory	565	631
Compensation expense not deductible until options are exercised	244	224
All other temporary differences	1,673	1,006
Net operating loss carry forward	22,987	23,703
Less valuation allowance	(25,366)	(26,838)
Deferred tax asset	$ —	$ —

Realization of deferred tax assets, including those related to net operating loss carryforwards, are dependent upon future earnings, if any, of which the timing and amount are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. Based upon the Company's current and forecast operating results, management cannot conclude that it is more likely than not that such assets will be realized.

Utilization of the net operating loss carryforwards may be subject to a substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code. The annual limitation may result in the expiration of net operating loss carryforwards before utilization. The net operating loss carryforwards available for income tax purposes at October 31, 2012 amounts to approximately $66,980 and expires between 2025 and 2030 for federal income taxes, and approximately $18,988 for state income taxes, which primarily expires between 2013 and 2017.

The Company files income tax returns in the U.S., various states and the United Kingdom. As of October 31, 2012, the Company had no unrecognized tax benefits, which would impact its tax rate if

13. INCOME TAXES – (continued)

recognized. As of October 31, 2012, the Company had no accrual for the potential payment of penalties. As of October 31, 2012, the Company was not subject to any U.S. federal, state or foreign income tax examinations. The Company's U.S. federal tax returns have been examined for the tax years 2003 through 2004, and income taxes for Majesco Europe Limited have been examined for the year ended October 31, 2006 in the United Kingdom with the results of such examinations being reflected in the Company's results of operations as of October 31, 2012. The Company does not anticipate any significant changes in its unrecognized tax benefits over the next 12 months.

In the years ended October 31, 2012, 2011 and 2010, the Company received proceeds of approximately $0, $0, and $1,676, respectively, from the sale of the rights to $0, $0, and $21,155, respectively, of New Jersey state income tax net operating loss carryforwards, under the Technology Business Tax Certificate Program administered by the New Jersey Economic Development Authority, which is reflected as an income tax benefit in the consolidation statements of operations.

14. INCOME (LOSS) PER SHARE

The table below provides a reconciliation of basic and diluted average shares outstanding used in computing income (loss) per share, after applying the treasury stock method.

	2012	2011	2010
Basic weighted average shares outstanding	39,973,248	38,527,589	37,019,750
Common stock options	222,355	385,487	—
Non-vested portion of restricted stock grants	467,074	900,681	—
Warrants	160,520	310,211	—
Diluted weighted average shares outstanding	40,823,197	40,123,968	37,019,750

Options, warrants and restricted stock grants representing a total of 4,145,802, 761,265 and 5,675,220 potential shares of common stock at October 31, 2012, 2011 and 2010, respectively, were not included in the calculation of diluted earnings per common share for the years ended, as the effect of their inclusion would be anti-dilutive.

The table below provides total potential shares outstanding, including those that are anti-dilutive, at each balance sheet date:

	October 31, 2012	October 31, 2011
Shares issuable under common stock warrants	1,176,501	1,196,501
Shares issuable under stock options	1,241,567	1,560,629
Non-vested portion of restricted stock grants	1,379,713	1,623,651

15. COMMITMENTS AND CONTINGENCIES

Contingencies

Infringement claims

On July 1, 2011, a complaint for patent infringement was filed in the United States District Court for the District of Delaware by Impulse Technology Ltd. against Microsoft Corporation and certain other game publisher defendants that have released games for Microsoft's Kinect for Xbox 360, including the Company. The complaint alleges infringement relating to Microsoft's Xbox Kinect hardware, and correspondingly, the Company's Zumba Fitness game for Xbox 360, of Impulse's patents for certain motion tracking technology. Impulse is seeking injunctive relief and monetary damages in an unspecified amount for the alleged infringement. The Company intends, in conjunction with Microsoft and the other defendants, to defend itself

15. COMMITMENTS AND CONTINGENCIES – (continued)

against the claim and has certain third-party indemnity rights from a developer for costs incurred under a joint representation agreement. The Company cannot currently estimate a potential range of loss if the claim against the Company is successful.

On November 18, 2011, a complaint for patent infringement was filed in the United States District Court for the Northern District of Ohio by Impulse Technology Ltd. against the Company, Nintendo of America, Inc. and certain other game publisher defendants that have released games for Nintendo's Wii console. The case was dismissed against Impulse with prejudice on October 23, 2012.

On September 20, 2012, a complaint for patent infringement was filed in the United States District Court for the Eastern District of Virginia by Intelligent Verification Systems, LLC against Microsoft Corporation and the Company. The complaint alleges that Kinect and certain Kinect games, including Zumba Fitness Rush, infringe the plaintiff's patents relating to biometric facial recognition and facial expression recognition technology. Intelligent Verification Systems is seeking injunctive relief and monetary damages in an unspecified amount for the alleged infringement. The Company intends, in conjunction with Microsoft, to defend itself against the claim. The Company cannot currently estimate a potential range of loss if the claim against the Company is successful.

In addition to the items above, the Company at times may be a party to claims and suits in the ordinary course of business. We record a liability when it is both probable that a liability has been incurred and the amount of the loss or range of loss can be reasonably estimated. The Company has not recorded a liability with respect to the matters above. While the Company believes that it has valid defenses with respect to the legal matters pending and intends to vigorously defend the matters above, given the uncertainty surrounding litigation and our inability to assess the likelihood of a favorable or unfavorable outcome, it is possible that the resolution of one or more of these matters could have a material adverse effect on our consolidated financial position, cash flows or results of operations.

Commitments

At October 31, 2012, the Company was committed under agreements with certain software developers for future milestone payments aggregating $7,432. Milestone payments represent scheduled installments due to the Company's developers based upon the developers providing the Company certain deliverables, as predetermined in the Company's contracts. In addition, the Company may have to pay royalties for products sold. Certain of these payments will be used to reduce future royalties due to the developers from sales of the Company's video games.

The Company is obligated under non-cancelable operating leases for administrative offices expiring at various dates through 2014. The future aggregate minimum rental commitments exclusive of required payments for operating expenses are as follows:

Year ending October 31,	
2013	421
2014	297
2015	73

Total rent expense amounted to $539, $513 and $433 for the years ended October 31, 2012, 2011 and 2010, respectively.

The Company has entered into "at will" employment agreements with several key executives. These employment agreements include provisions for, among other things, annual compensation, bonus arrangements and equity grants. These agreements also contain provisions related to severance terms and change of control provisions.

15. COMMITMENTS AND CONTINGENCIES – (continued)

Workforce Reduction

During January 2010, Company management initiated a plan of restructuring to better align its workforce to its revised operating plans. As part of the plan, the Company reduced its personnel count by 16 employees, representing 17% of its workforce. The Company recorded charges of approximately $0.4 million in the year ended October 31, 2010 in connection with the terminations, which consist primarily of severance and unused vacation payments. The expenses are included in operating costs and expenses as shown in the table below:

	Year Ended October 31, 2010
Product research and development	$ 90
Selling and Marketing	243
General and Administrative	70
Total	$403

The Company has no remaining obligations related to these activities.

16. PURCHASE OF ASSETS

On June 3, 2011, the Company acquired certain assets and assumed certain liabilities of Quick Hit, Inc. ("Quick Hit"), a developer and operator of online games. The aggregate purchase price paid was approximately $837 in cash. The Company also entered into an exclusive license agreement with a senior lender to Quick Hit for the source code to an online interactive football game, with options to extend the license and purchase the game at the end of the license period, under which it paid $125 to license the code through December 31, 2011. In December 2011, the Company paid $125 to license the code through September 2012, at which time the Company entered into an option to acquire the code for an additional payment based on game revenue earned after September 2012.

The acquisition has been accounted for as a purchase business combination pursuant to ASC 805, *Business Combinations*, and as such the Quick Hit assets acquired and liabilities assumed were recorded at their estimated respective fair values and the excess of the purchase price over the fair value of the identifiable assets acquired and the liabilities assumed was recorded as Goodwill. The Company acquired certain key operating assets as well as the Quick Hit development team to execute on its social games strategy. The Company believes the team can enhance its ability to build, deploy and monetize online games. These factors contributed to a purchase price in excess of the fair value of net tangible and intangible assets acquired. The acquisition was financed with available cash on hand. The Company made significant assumptions and estimates in determining the allocation of the purchase price of certain tangible and intangible assets acquired and liabilities assumed in connection with the acquisition.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date:

	Valuation
Intangible assets	$105
Property and equipment	434
Working Capital and other assets	244
Net identifiable assets	783
Goodwill	54
Net assets acquired	$837

16. PURCHASE OF ASSETS – (continued)

In connection with a reduction of planned development activities to be performed by the former Quick Hit development team, the Company determined that the Goodwill recorded in connection with the acquisition was impaired as of October 31, 2012 and recorded a charge of $54 to general and administrative expenses in the year then ended.

In accordance with ASC 805, the following supplemental pro forma consolidated financial information is provided using historical data of Quick Hit, Inc. and of the Company, adjusted for the application of the acquisition method of accounting as if the acquisition had occurred on November 1, 2009 for the years ended October 31, 2010 and 2011.

Quick Hit was originally formed in 2008 to develop and operate a series of online, head-to-head sports games (e.g., football, baseball, basketball, hockey and soccer) with aspects of massively multiplayer online role-playing games (MMORPG) and 3D technology. Between 2009 and 2011, Quick Hit revised its business plan to focus resources on adding features to its football game launched in 2009, delayed its schedule of future releases and reduced its workforce from over 30 in 2009 to 12 by June 2011. The Company now utilizes this workforce to operate its social games strategy and reduce its subcontracted development costs. Accordingly, the supplemental pro forma financial information is not intended to represent or be indicative of the Company's consolidated results of operations that would have been reported had the Quick Hit acquisition been completed as of the dates presented, and should not be taken as a representation of the Company's future consolidated results of operations or financial position.

	2011 (unaudited)	2010 (unaudited)
Net revenues	$126,020	$76,173
Net income (loss)	3,837	(7,837)
Basic net income (loss) per share	0.10	(0.21)
Diluted net income (loss) per share	0.10	(0.21)

In the year ended October 31, 2011, net revenues and net losses related to the former Quick Hit operations amounted to approximately $240 and $1,488, respectively. In connection with the transaction, the Company hired 12 employees of Quick Hit, representing substantially all of its personnel. In addition, the Company issued 170,652 shares of restricted common stock as part of the inducement and retention of employees. The shares of restricted common stock have a transaction-date fair value of $524, which is being recognized as stock-based compensation expense as the shares vest at the rate of one-third of the shares granted every six months over the 18 month period following June 3, 2011.

17. EMPLOYEE RETIREMENT PLAN

The Company has a defined contribution 401(k) plan covering all eligible employees. The Company charged to operations $85, $59 and $81 for contributions to the retirement plan for the years ended October 31, 2012, 2011 and 2010, respectively. Certain stockholders and key employees of the Company serve as trustees of the plan.

18. RELATED PARTY TRANSACTIONS

The Company currently has an agreement with Morris Sutton, the Company's former Chief Executive Officer and Chairman Emeritus, under which he provides services as a consultant. The agreement provides for a monthly retainer of $13. Mr. Sutton was also eligible to receive a commission in an amount equal to 2% of net sales to certain accounts before January 1, 2010. Commissions were recorded when the sales occurred, but were not paid until payments of the related accounts receivable were received from customers.

18. RELATED PARTY TRANSACTIONS – (continued)

The following table summarizes expense to Morris Sutton:

	Year Ended October 31,		
	2012	2011	2010
Consulting	$150	$150	$150
Commissions	—	—	131
Total	$150	$150	$281

In 2011 and 2012, the Company purchased a portion of its Zumba belt accessories from a secondary supplier, on terms equivalent to those of its primary supplier. Morris Sutton and another relative of Jesse Sutton, the Company's Chief Executive Officer, earned compensation from the supplier of approximately $710 and $260 in the years ended October 31, 2012 and 2011, respectively, based on the value of the Company's purchases. In addition, in the year ended October 31, 2012, the Company purchased $35 of supplies from a company controlled by Morris Sutton.

The Company entered into an agreement with a Board member, effective March 2010, to provide specified strategic consulting services, in addition to his services as a board member, on a month-to-month basis at a monthly rate of $10. For the years ended October 31, 2012, 2011 and 2010, consulting fees incurred under the agreement amounted to $120, $120 and $73, respectively. The Company had accounts payable and accrued expenses of approximately $0 and $10 as of October 31, 2012 and 2011, respectively, under the agreement.

19. VALUATION AND QUALIFYING ACCOUNTS

	Beginning Balance	Additions	Deductions	Ending Balance
Fiscal Year Ended October 31, 2012				
Valuation allowance for deferred income taxes	$26,838		$1,472	$25,366
Provision for price protection	1,795	$4,324	4,273	1,846
Fiscal Year Ended October 31, 2011				
Valuation allowance for deferred income taxes	32,806		5,968	26,838
Provision for price protection	1,216	3,951	3,372	1,795
Fiscal Year Ended October 31, 2010				
Valuation allowance for deferred income taxes	33,631		825	32,806
Provision for price protection	1,992	3,482	4,258	1,216

20. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Fiscal year ended October 31, 2012

	Quarter			
	First	Second	Third	Fourth
Net revenues	$66,180	$30,400	$ 9,145	$26,562
Gross profit	23,014	12,171	3,516	4,814
Operating income (loss)	7,555	2,758	(3,613)	(2,988)
Net income (loss)	7,726	2,703	(3,087)	(2,729)
Net income (loss) per share:				
Basic	$ 0.19	$ 0.07	$ (0.08)	$ (0.07)
Diluted	$ 0.19	$ 0.07	$ (0.08)	$ (0.07)

20. QUARTERLY FINANCIAL INFORMATION (UNAUDITED) – (continued)

Fiscal year ended October 31, 2011

	Quarter			
	First	Second	Third	Fourth
Net revenues	$48,466	$32,142	$19,545	$25,138
Gross profit	19,631	13,651	7,953	4,240
Operating income (loss)	8,039	5,334	938	(2,951)
Net income (loss)	6,762	2,075	1,889	(3,894)
Net income (loss) per share:				
Basic	$ 0.18	$ 0.05	$ 0.05	$ (0.10)
Diluted	$ 0.18	$ 0.05	$ 0.05	$ (0.10)

21. SUBSEQUENT EVENT

On January 8, 2013, we implemented a realignment of our workforce to reduce certain fixed costs and provide for a more flexible variable cost based model using outside subcontractors in the production of our games. The realignment included a reduction in workforce of approximately 40 employees, including 14 employees related to the closure of our studio in Massachusetts, which focused on social games for Facebook, 14 game-testing personnel in our New Jersey facility, and other marketing and support personnel. We expect to record a charge of approximately $700 to $1,000 in the first quarter of fiscal 2013 relating to this reduction in force, consisting primarily of one-time severance payments and termination benefits.

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EXHIBIT 21.1

LIST OF SUBSIDIARIES

NAME OF SUBSIDIARY	STATE OF INCORPORATION
Majesco Europe Limited	United Kingdom

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Majesco Entertainment Company

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-136260, No. 181912) of Majesco Entertainment Company and subsidiary (the "Company") and Forms S-3 (333-173863; 333-122519; 333-115822; 333-121640; 333-135463; 333-146253; and 333-159980) of our report dated January 14, 2013 on our audits of the consolidated financial statements as of October 31, 2012 and 2011 and for each of the three years in the three-year period ended October 31, 2012 and the effectiveness of Majesco Entertainment Company and Subsidiary's internal control over financial reporting as of October 31, 2012, which report is included in this Annual Report on Form 10-K.

EISNERAMPER LLP

January 14, 2013
Edison, New Jersey

EXHIBIT 31.1

CERTIFICATION

I, Jesse Sutton, certify that:

1. I have reviewed this Annual Report on Form 10-K of Majesco Entertainment Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rule 13a-15 (f) and 15 (d)-15(f)) for the registrant and we have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) designed such internal control over financing reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect the registrant's internal control over the financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

/s/ Jesse Sutton

Chief Executive Officer
(Principal Executive Officer)

Date: January 14, 2013

EXHIBIT 31.2

CERTIFICATION

I, Michael Vesey, certify that:

1. I have reviewed this Annual Report on Form 10-K of Majesco Entertainment Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rule 13a-15 (f) and 15 (d)-15(f)) for the registrant and we have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) designed such internal control over financing reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect the registrant's internal control over the financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

/s/ Michael Vesey

Chief Financial Officer
(Principal Financial Officer)

Date: January 14, 2013

EXHIBIT 32.1

Certification
Pursuant To Section 906 of the Sarbanes-Oxley Act Of 2002
(Subsections (A) And (B) Of Section 1350, Chapter 63 of Title 18, United States Code)

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), each of the undersigned officers of Majesco Entertainment Company and Subsidiary, (the "Company"), does hereby certify, to such officer's knowledge, that:

The Annual Report on Form 10-K for the fiscal year ended October 31, 2012 (the "Form 10-K") of the Company fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and the information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Jesse Sutton
Chief Executive Officer

Dated: January 14, 2013

/s/ Michael Vesey
Chief Financial Officer

Dated: January 14, 2013

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Corporate Information
Majesco Entertainment Company

Directors

Laurence Aronson
Owner,
Homewatch Caregivers of Essex, Morris and Union Counties

Allan Grafman
Chairman,
Majesco Entertainment Company
President,
All Media Ventures

Louis Lipschitz
Retired Executive Vice President &
Chief Financial Officer,
Toys 'R' Us, Inc.

Keith McCurdy
Former Chief Executive Officer,
Vivaty, Inc.

Steve Wilson
Senior Managing Director,
Brock Capital LLC

Jesse Sutton
Chief Executive Officer,
Majesco Entertainment Company

Executive Officers

Jesse Sutton
Chief Executive Officer

Michael Vesey
Chief Financial Officer

Corporate Headquarters

Majesco Entertainment Company
160 Raritan Center Parkway, Suite 1
Edison, New Jersey 08837
(732) 225-8910
www.majescoentertainment.com

Annual Meeting

Friday, April 19, 2013
At the Offices of the Company:
160 Raritan Center Parkway, Suite 1
Edison, New Jersey 08837

Transfer Agent and Registrar

American Stock Transfer & Trust Company
6201 15th Avenue
Brooklyn, NY 11219
(718) 921-8200
www.amstock.com

Legal Counsel

Thompson Hine LLP
New York, New York

Auditors

EisnerAmper LLP
New York, New York